

05073206

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB

ENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(AMENDMENT NO. ______)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	[ ]
Securities Act Rule 802 (Exchange Offer)	[X]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	[ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	[ ]
Exchange Act Rule 14e-2(d) (Subject Company Response)	[ ]

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) [X]

DUNSMUIR VENTURES LTD.
(Name of Subject Company)

N/A
(Translation of Subject Company's Name into English (if applicable))

British Columbia, Canada
(Jurisdiction of Subject Company's Incorporation or Organization)

PEREGRINE DIAMONDS LTD.
(Name of Person(s) Furnishing Form)

Common Shares; Options, Warrants and Convertible Debentures to Acquire Common Shares
(Title of Class of Subject Securities)

265894 10 5 (Common Shares)
(CUSIP Number of Class of Securities (if applicable))

Alan Carter, President of Dunsmuir Ventures Ltd.
Suite 301-1250 Homer Street, Vancouver, British Columbia Canada V6B 1C6, Telephone: 604-681-6311
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

December 12, 2005
(Date Tender Offer/Rights Offering Commenced)

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

(Signature)

Eric Friedland
Chairman, President and Chief Executive Officer of Peregrine Diamonds Ltd.
(Name and Title)

December 12, 2005
(Date)

DUNSMUIR VENTURES LTD.

NOTICE OF

SPECIAL MEETING

OF SHAREHOLDERS

TO BE HELD ON JANUARY 6, 2006

- AND -

INFORMATION CIRCULAR

WITH RESPECT TO A PROPOSED AMALGAMATION INVOLVING

DUNSMUIR VENTURES LTD.

- AND -

PEREGRINE HOLDINGS LTD.

- AND -

PEREGRINE DIAMONDS LTD.

This Information Circular is furnished in connection with the solicitation by the management of Dunsmuir Ventures Ltd. of proxies to be voted at the special meeting of the shareholders of Dunsmuir Ventures Ltd. to be held on January 6, 2006 at 10:00 a.m., Vancouver time, in the Boardroom of Suite 1600, 609 Granville Street, Vancouver, BC, V7Y 1C3, for the purposes set out in the accompanying Notice of Special Meeting of Shareholders and at any adjournment thereof.

All information herein with respect to Peregrine Holdings Ltd. and Peregrine Diamonds Ltd. has been provided by Peregrine Diamonds Ltd. Dunsmuir Ventures Ltd. and its directors and officers have relied upon Peregrine Diamonds Ltd. with respect to such information.

No person has been authorized to give any information or make any representation in connection with any matters to be considered at the Meeting, other than as contained in this Information Circular and, if given or made, any such information or representation must not be relied upon as having been authorized.

Except as otherwise specified in this Information Circular, the information set out herein is given as at December 7, 2005.

Neither the TSX Venture Exchange Inc. (the "Exchange") nor any securities regulatory authority has in any way passed upon the merits of the amalgamation and resulting reverse take-over described in this Information Circular.

NOTICE TO UNITED STATES SECURITYHOLDERS

This exchange offer or business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies. It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment. You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.



DUNSMUIR
VENTURES LTD.
Suite 301, 1250 Homer Street
Vancouver, BC, V6B 1C6
Telephone: 604.681.6311
Fax: 604.685.6338

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

TAKE NOTICE that a special meeting (the "Meeting") of shareholders of **DUNSMUIR VENTURES LTD.** ("Dunsmuir" or the "Corporation") will be held in the Boardroom of Suite 1600, 609 Granville Street, Vancouver, BC, V7Y 1C3, on January 6, 2006 at 10:00 a.m., Vancouver time, for the following purposes:

1. To consider and, if thought fit, to pass with or without variation, a special resolution approving:

   (a) the amalgamation of Peregrine Holdings Ltd. ("Subco") and the Corporation (the "Amalgamation") as provided for in and subject to the terms and conditions set forth in the amalgamation agreement dated as of November 18, 2005 among the Corporation, Peregrine Diamonds Ltd. ("Peregrine") and Subco (the "Amalgamation Agreement"), with such restrictions or conditions as may be required by the TSX Venture Exchange (the "Exchange"), subject to the approval of the Exchange, all as more particularly described in the management proxy and information circular of the Corporation dated December 7, 2005 (the "Information Circular"); and

   (b) the Amalgamation Agreement substantially in the form attached to this Information Circular as Schedule "D".

2. To transact such other business as may properly come before the Meeting or any adjournment thereof.

An Information Circular accompanies this Notice. The Information Circular contains details of matters to be considered at the Meeting and is incorporated into this Notice.

Pursuant to the *Business Corporations Act* (British Columbia), shareholders of the Corporation have the right to dissent and be paid fair value for their Common Shares in respect of the Amalgamation Resolution. This right is described in the attached management information circular of the Corporation dated December 7, 2005.

A shareholder entitled to attend and vote at the Meeting or an intermediary holding shares on behalf of an unregistered shareholder is entitled to appoint a proxy to attend and vote in his, her or its stead. A shareholder who is unable to attend the Meeting in person and who wishes to ensure that such shareholder's shares will be voted at the Meeting is requested to complete, date and sign the accompanying form of proxy and deliver it in accordance with the instructions set out in the proxy and in the Information Circular accompanying this Notice.

DATED at Vancouver, British Columbia, this 7th day of December, 2005.

ON BEHALF OF THE BOARD OF DIRECTORS OF
DUNSMUIR VENTURES LTD.

"Clive Johnson"

Clive Johnson,
Director

NOTICE TO UNITED STATES SHAREHOLDERS

The Peregrine Common Shares issuable in connection with the Amalgamation have not been approved or disapproved by the United States Securities and Exchange Commission (the "SEC") or the securities regulatory authority of any state of the United States, nor has the SEC or the securities regulatory authority of any state passed upon the accuracy or adequacy of this Information Circular.

This Information Circular relates to an amalgamation of two Canadian companies, and is subject to Canadian disclosure requirements that are different from those of the United States. Financial statements included in this Information Circular have been prepared in accordance with Canadian generally accepted accounting standards that may not be comparable to the financial statements of U.S. companies. The Peregrine Common Shares will not be listed for trading on any US. stock exchange.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, as Peregrine is located in Canada, and all of its officers and directors are residents of Canada. You may not be able to sue Peregrine or its officers or directors in a non-US. court for violations of the U.S. federal securities laws. It may be difficult to compel Peregrine and its affiliates to subject themselves to a U.S. court's judgment.

You should be aware that the acquisition of the Peregrine Common Shares may have tax consequences both in the United States and in Canada. The consequences for holders who are resident in, or citizens of, the United States are not described in this Information Circular. You are advised to consult your tax advisors to determine the particular tax consequences to you of acquiring the Peregrine Common Shares.

FORWARD-LOOKING STATEMENTS

This Information Circular contains statements that constitute forward-looking statements within the meaning of securities laws including Section 27a of the United States Securities Act of 1933, as amended, and Section 21e of the United States Securities Exchange Act of 1934, as amended. These statements are made under the 'safe harbour' provisions of the United States Private Securities Litigation Reform Act of 1995 and, as such, involve known and unknown risks and uncertainties and other factors that may cause the actual results to be materially different from the results implied herein. The Corporation can give no assurances that its representations will be achieved or that it will update them at any time in the future.

TABLE OF CONTENTS

SUMMARY

The following is a summary of information relating to the Corporation, Subco and Amalco (assuming completion of the Amalgamation) and should be read together with the more detailed information and financial data and statements contained elsewhere in this Information Circular. All capitalized terms herein have the meaning given in the Glossary of Terms.

The Meeting

This Information Circular is provided in connection with the solicitation by management of the Corporation of proxies for the Meeting of the shareholders of the Corporation to be held in the Boardroom at Suite 1600, 609 Granville Street, Vancouver, BC, V7Y 1C3 on January 6, 2006 at 10:00 a.m. (Vancouver time). The purpose of the Meeting is to receive materials and discuss and consider a proposed amalgamation. Holders of Common Shares of the Corporation are entitled to one vote at the Meeting for each Common Share held. Only Shareholders of record as of December 7, 2005 who either personally attend the Meeting or who have completed and delivered a form of proxy in the manner and subject to the provisions described above shall be entitled to vote, or have their Common Shares voted, at the Meeting. Pursuant to the requirements of the BCBCA, the Special Resolution to be considered and, if deemed advisable, passed at the Meeting, requires approval by a majority of not less than 2/3 of the votes cast by Shareholders present in person or by proxy at the Meeting.

The Amalgamation

The Companies

The Corporation is a publicly-traded company, the Common Shares of which are listed on the Exchange. The Corporation is engaged in the exploration for diamonds, primarily in North America. See "Information Concerning the Corporation" below.

Peregrine is a private company engaged in the business of exploration for diamonds, primarily in the Northwest Territories and Nunavut. Peregrine also holds a license to BHP Billiton Group's Falcon™ System. See "Information Concerning Peregrine" below.

Subco, which is incorporated under the BCBCA, is presently a wholly-owned subsidiary of Peregrine, has no assets and conducts no operations, and was organized solely for the purpose of the Amalgamation and the Private Placement. Following completion of the Private Placement, it is contemplated that, immediately prior to the Amalgamation, all of the Subco Common Shares (except for one Subco Common Share held by Peregrine) will be held by the purchasers of Subco Special Warrants under the Private Placement.

The Amalgamation

The Amalgamation involves the Corporation, Peregrine and Subco. Pursuant to the Amalgamation, the Corporation and Subco will amalgamate and continue as one corporation under the name Peregrine Holdings Ltd., which will be wholly-owned by Peregrine, with the articles and by-laws of Amalco being the same as those of Subco. Amalco will hold all of the assets and liabilities of the Corporation and of Subco. It is a condition of the completion of the Amalgamation that the Peregrine Common Shares be accepted for listing on the Exchange in substitution for the Common Shares of the Corporation.

On the Effective Date of the Amalgamation, each Shareholder of the Corporation (other than Dissenting Shareholders) will receive one Peregrine Common Share in exchange for every twenty (20) Common Shares of the Corporation. As well, each outstanding Subco Common Share held by Peregrine will be exchanged for one (1) Amalco Common Share and each other outstanding Subco Common Share (being those issued upon automatic exercise of the Subco Special Warrants immediately prior to the Amalgamation) will be exchanged for one Peregrine Common Share. The shareholders of the Corporation will thereby become holders of Peregrine Common Shares, the holders of Subco Common Shares (other than Peregrine) will also become holders of Peregrine Common Shares and Amalco will become a wholly-owned subsidiary of Peregrine. Dunsmuir Options, Dunsmuir Warrants and the Dunsmuir Convertible Debenture will be exchanged for rights to acquire that number of Peregrine Common Shares equal to the number of Peregrine Common Shares that could have been acquired on exercise or conversion as reduced by the Exchange Ratio and the exercise or conversion price will be increased by a factor of twenty. In addition, Peregrine Private Placement Warrants will be issued in exchange for Subco Warrants under the Amalgamation.

The consideration of one Peregrine Common Share for every twenty (20) Common Shares of the Corporation was determined based on a number of factors including, without limitation, the evaluations of the assets owned by each of the companies, the undeveloped land holdings and future prospects of each company, the associated tax pools of each company, the financial assets and liabilities of each of the Corporation and Peregrine and the pro-forma structure of Amalco, a comparison of the recent trading price of the Common Shares and the market price of the Peregrine Common Shares, and the relative present and anticipated future values of the Common Shares and the Peregrine Common Shares.

Peregrine has reserved for issuance to holders of Dunsmuir Options, Dunsmuir Warrants, Dunsmuir Convertible Debentures and Subco Warrants the number of Peregrine Common Shares as may be issuable upon the exercise thereof following the completion of the Amalgamation. Upon the exercise or conversion of these securities in accordance with their respective terms, the Peregrine Common Shares will be issued as fully paid and non-assessable shares.

In conjunction with the Amalgamation, Subco is completing an offering of up to 10,000,000 Subco Special Warrants (including the Over-allotment Option of 2,000,000 Subco Special Warrants) at a price of $5.00 per Subco Special Warrant for gross proceeds of up to $50,000,000. Immediately prior to the Amalgamation, each Subco Special Warrant will be automatically exercised into one Subco Common Share and one-half of one Subco Warrant. Under the Amalgamation, each such Subco Common Share will be exchanged for one Peregrine Common Share and each whole Subco Warrant will be exchanged for one Peregrine Private Placement Warrant. Each whole Peregrine Private Placement Warrant will entitle the holder to purchase one Peregrine Common Share at $7.00 for a period of 18 months from the Effective Date of the Amalgamation.

When the Subco Special Warrants are automatically exercised, the Agents under the Private Placement will be paid a cash commission equal to 6% of the gross proceeds raised pursuant to the Private Placement. On the closing of the Private Placement, the Agents will receive that number of Subco Agents' Special Warrants equal to 6% of the Subco Special Warrants sold under the Private Placement. Immediately prior to the Amalgamation, each Subco Agents' Special Warrant will be automatically exercised into one Subco Agents' Warrant. Under the Amalgamation, each such Subco Agent's Warrant will be exchanged for one Peregrine Agents' Warrant, each of which will entitle the holder to purchase one Peregrine Common Share at $5.00 for a period of 18 months from the Effective Date of the Amalgamation.

Upon completion of the Amalgamation and the Private Placement, assuming there are no Dissenting Shareholders and assuming the Over-Allotment Option is exercised in full, there will be approximately

48,151,375 Peregrine Common Shares issued and outstanding and 64,356,396 Peregrine Common Shares issued and outstanding on a fully-diluted basis. Upon completion of the Amalgamation and the Private Placement, assuming there are no Dissenting Shareholders and assuming the Over-Allotment Option is not exercised, there will be approximately 46,151,375 Peregrine Common Shares issued and outstanding and 61,236,396 Peregrine Common Shares issued and outstanding on a fully-diluted basis. See "Selected Pro-Forma Consolidated Financial Information" below.

On the Effective Date of the Amalgamation and assuming the Over-Allotment Option is not exercised, the directors, officers and promoter of Peregrine, as a group, will own, directly or indirectly, 9,317,010 Peregrine Common Shares, representing 20.19% of the total issued and outstanding Peregrine Common Shares and the public will own 36,834,365 Peregrine Common Shares representing 79.81% of the total issued and outstanding Peregrine Common Shares. On completion of the Amalgamation and assuming the Over-Allotment Option is exercised in full, directors, officers and promoters of Peregrine, as a group, will own, directly or indirectly, 9,317,010 Peregrine Common Shares representing 19.35% of the total issued and outstanding Peregrine Common Shares and the public will own 38,834,365 Peregrine Common Shares representing 80.65% of the total issued and outstanding Peregrine Common Shares.

Completion of the Amalgamation is subject to compliance with the terms and conditions set forth in the Amalgamation Agreement and the Letter Agreement. The respective obligations of the Corporation and Peregrine to close the Amalgamation are subject to a number of conditions which must be satisfied or waived in order for the Amalgamation to become effective.

The proposed Amalgamation is a non-arm's length transaction. Alan Carter is the President and a director of the Corporation and is the Chief Operating Officer and a director of Peregrine, Gordon Keep is a director of both the Corporation and of Peregrine, and Jennifer Pell is the Vice-President Exploration of the Corporation and the Vice-President Exploration – Diamonds of Peregrine. Additionally, Endeavour Financial is being issued 60,000 Peregrine Common Shares and the Endeavour Warrant for its assistance in helping arrange the Amalgamation. Mr. Gordon Keep is the Managing Director, Corporate Finance of Endeavour Financial and Mr. Neil Woodyer is a director of the Corporation and is the Managing Director of Endeavour Financial. Refer to "Interests of Certain Persons in Matters to be Acted Upon".

Recommendation of the Dunsmuir Board of Directors

The Corporation appointed the Independent Committee, consisting of Mr. Clive Johnson, to consider the Amalgamation. The Independent Committee determined that the Amalgamation was fair from a financial point of view to the Shareholders and is in the best interests of the Corporation and the Shareholders and has authorized the submission of the Amalgamation Agreement and the Amalgamation to the Shareholders for their approval. The Independent Committee recommends that Shareholders vote in favour of the Amalgamation Agreement and the Amalgamation.

Procedure for the Amalgamation to Become Effective

The Amalgamation is proposed to be carried out pursuant to the amalgamation provisions under the BCBCA. The following procedural steps must be taken in order for the Amalgamation to become effective:

(a) the Amalgamation and the Amalgamation Agreement must be approved by the Shareholders and holders of Subco Common Shares;

(b) all conditions precedent to the Amalgamation, as set forth in the Amalgamation Agreement, must be satisfied or waived by the appropriate party; and

(c) the Amalgamation Application and Notice of Articles in the form prescribed by the BCBCA must be filed with the Registrar.

The Amalgamation Resolution is required to be approved by at least 2/3 of the votes cast by the Shareholders present in person or represented by Proxy at the Meeting. See "Procedure for the Amalgamation to Become Effective – Shareholder Approval" below.

Exchange of Share Certificates

Upon completion of the Amalgamation, Shareholders (other than Dissenting Shareholders) will become holders of Peregrine Common Shares as of the Effective Date and former registered Shareholders will be entered into the register of holders of Peregrine Common Shares without further act or formality. A Letter of Transmittal for the surrender of certificates representing Common Shares in exchange for Peregrine Common Share certificates will be sent to Shareholders immediately after the Effective Date of the Amalgamation. The Letter of Transmittal will contain complete instructions on how Shareholders are to exchange their Common Share certificates. Registered Shareholders (other than Dissenting Shareholders) should read and follow those instructions. The Letter of Transmittal, when properly completed and returned together with a certificate or certificates representing Common Shares and all other required documents, will enable each registered Shareholder (other than Dissenting Shareholders) to obtain the certificates representing the number of Peregrine Common Shares received under the Amalgamation.

Pursuant to the terms of the Amalgamation, any certificates formerly representing Common Shares that are not deposited with the Depository together with a duly completed Letter of Transmittal and any other documents the Depository reasonably requires, on or before the sixth anniversary of the Effective Date, will cease to represent a right or claim of any kind or nature and the right of the holder of such Common Shares to receive Peregrine Common Shares will be deemed to be surrendered to Peregrine together with all interest, dividends or distributions thereon held for such Shareholders.

Lock-Up Agreements and Intentions of Certain Shareholders

The Dunsmuir Lock Up Parties hold an aggregate of 17,779,709 Common Shares representing approximately 45.8% of the issued and outstanding Common Shares of the Corporation. The Dunsmuir Lock Up Parties have entered into Lock-Up Agreements with Peregrine pursuant to which the Dunsmuir Lock Up Parties have agreed to vote in favour of the Amalgamation Resolution and to otherwise support the Amalgamation, subject to the provisions of the Lock-Up Agreements.

Canadian Federal Income Tax Considerations

Certain tax considerations for holders of Common Shares who are resident or deemed to be resident of Canada for purposes of the Tax Act and whose Common Shares are capital property to them is described in the Information Circular under the heading "Canadian Federal Income Tax Considerations". Shareholders should, however, consult their own legal and tax advisors as to the tax consequences of the Amalgamation to determine the particular tax consequences thereof to them.

Right to Dissent

As indicated in the accompanying notice of this Meeting, section 238 of the *Business Corporations Act* (British Columbia) ("BCBCA") entitles a shareholder whose common shares are registered in the name of the shareholder on the Corporation's shareholder register (a "Registered Shareholder") to dissent and be paid the fair value of his or her Common Shares if such Registered Shareholder objects to the special resolution authorizing the Amalgamation and approving the Amalgamation Agreement (collectively, the "Amalgamation Resolution") by complying with the steps set forth in sections 238 through 247 inclusive of the BCBCA. Please see "Rights of Dissenting Shareholders" in the Information Circular.

The Amalgamation Agreement provides that it is a condition of completion of the Amalgamation that holders of not more than 0.5% of the outstanding Common Shares, determined on a fully diluted basis, exercise their right of dissent.

Estimated Funds Available

As at November 30, 2005, the Corporation had working capital of approximately $850,000 and Peregrine had working capital of approximately $5,750,000.

Concurrently with the Amalgamation, Subco is conducting the Private Placement for gross proceeds of $50,000,000 if the Over-Allotment Option is exercised in full and gross proceeds of $40,000,000 if the Over-Allotment Option is not exercised. The Private Placement is intended to close prior to the Amalgamation, but proceeds from the Private Placement will be held in escrow until the Agents authorize the release of the proceeds to Subco, less Agents' commissions and expenses, immediately prior to the Amalgamation.

Principal Use of Funds

The gross proceeds to be received by Subco from the Private Placement will, together with the Corporation's approximate working capital of $850,000 and Peregrine's approximate working capital of $5,750,000 as at November 30, 2005, total $56,600,000 (if the Over-Allotment Option is exercised) and $46,600,000 (if the Over-Allotment Option is not exercised). It is intended that the funds will be expended as follows:

Principal Use of Funds	Assuming the Over-Allotment Option is Exercised in Full ($)	Assuming the Over-Allotment Option is not Exercised ($)
Estimated costs for Amalgamation and Private Placement (including Commission and expenses)	$ 3,400,000	$ 2,800,000
DO-27 2006 bulk sampling program (Peregrine's 54.475% of budgeted program of $14,000,000)	$ 7,626,500	$ 7,626,500
DO-27 2006 environmental studies and additional diamond drilling program (Peregrine's 54.475% of budgeted program of $2,330,000)	$ 1,269,500	$ 1,269,500
DO-27 2007 bulk sampling program (Peregrine's 54.475% of budgeted program of $13,075,000)	$ 7,122,500	$ 7,122,500
WO Property 2006 general exploration program (Peregrine's 54.475% of budgeted program of $1,037,400)	$ 565,000	$ 565,000
Estimated exploration costs for other existing mineral properties held by Peregrine and Dunsmuir	$ 6,000,000	$ 6,000,000
Reconnaissance exploration	$ 325,000	$ 325,000

Principal Use of Funds	Assuming the Over-Allotment Option is Exercised in Full ($)	Assuming the Over-Allotment Option is not Exercised ($)
General and administrative expenses in the 18 months following the Amalgamation	$ 2,250,000	$ 2,250,000
Unallocated Working Capital	$ 28,041,500 (1)	$ 18,641,500 (1)
TOTAL	$ 56,600,000	$ 46,600,000

(1) If any participant fails to meet a cash call then Peregrine may be required to pay a greater percentage of any particular program on the WO Property. This would, however, increase Peregrine's percentage ownership of the property.

Peregrine will spend the funds available to it on the completion of the Amalgamation in order to carry out the recommended exploration programs as set out under "Properties of Peregrine—WO Property—Exploration and Development" in Schedule "B" and for the other purposes set forth in this Information Circular. There may be circumstances where, for sound business reasons, a reallocation of funds may be necessary.

Selected Pro-Forma Consolidated Financial Information

The selected pro-forma consolidated information set forth below has been derived from the Pro-Forma Balance Sheet of Peregrine as at June 30, 2005 and should be read in conjunction with such financial statements, a copy of which is attached as Schedule "D" to this Information Circular:

	June 30, 2005 (unaudited)
Current Assets	$ 59,979,230
Total Assets	63,716,219
Total Liabilities	1,720,998
Deficit	(12,130,534)
Shareholders Equity	61,995,221

Stock Exchange Listings

The outstanding Common Shares are listed and posted for trading on the Exchange. Trading in the Corporation's Common Shares on the Exchange was halted on November 3, 2005 pending the announcement and completion of the Amalgamation. The Corporation's Common Shares last traded on the Exchange on November 2, 2005 at a price of $0.12 per share. Peregrine is a private company and the Peregrine Common Shares are not listed or traded on any stock exchange.

It is a condition of the completion of the Amalgamation that the Peregrine Common Shares be accepted for listing on the Exchange in substitution for the Common Shares of the Corporation.

Interest of Experts

Dr. Jennifer Pell, who is the author of the technical report on the Corporation's Nanuq Propety dated July 9, 2003 and entitled "Technical Report On Indicator Mineral Sampling On The Nanuq Property" is the Vice President Exploration of the Corporation and the Vice-President Exploration – Diamonds of Peregrine. Dr. Pell holds 116,000 Common Shares of the Corporation and options to purchase up to 375,000 Common Shares of the Corporation. Dr. Pell does not own any Peregrine Common Shares but holds options to purchase up to 325,000 Peregrine Common Shares.

No other person or company whose profession or business gives authority to a statement made by the person or company and who is named as having prepared or certified a part of this Information Circular or as having prepared or certified a report or valuation described or included in this Information Circular holds any beneficial interest, direct or indirect, in any securities or property of the Corporation or of an associate or affiliate of the Corporation and no such person is expected to be elected, appointed or employed as a director, senior officer or employee of the Corporation or of an associate or affiliate of the Corporation and no such person is a promoter of the Corporation or an associate or affiliate of the Corporation.

Risk Factors

The businesses of the Corporation and Peregrine are subject to the risks encountered generally in the mining industry, such as marketability and prices, competition with companies having greater resources, exploration risks, the regulation of the mining industry by various levels of government and environmental regulation. See "Risk Factors" below.

GLOSSARY OF TERMS

The following is a glossary of certain terms used in this Information Circular including the Summary hereof, the Schedules hereto, and the accompanying Notice of Meeting. Unless there is something in the subject matter or context inconsistent therewith, the following capitalized words and terms have the following meanings:

affiliate means a company that is affiliated with another company as described below.

(a) A company is an "Affiliate" of another company if:
   (i) one of them is the subsidiary of the other, or
   (i) each of them is controlled by the same Person.

(b) A Company is "controlled" by a Person if:
   (i) voting securities of the company are held, other than by way of security only, by or for the benefit of that Person, and
   (i) the voting securities, if voted, entitle the Person to elect a majority of the directors of the company.

(c) A Person beneficially owns securities that are beneficially owned by:
   (i) a company controlled by that Person, or
   (i) an Affiliate of that Person or an Affiliate of any company controlled by that Person;

Amalco means the continuing entity formed by the amalgamation of the Corporation and Subco, and to be known as "Peregrine Holdings Ltd";

Amalco Common Shares means the common shares in the capital of Amalco;

Amalgamation means the proposed amalgamation of the Corporation and Subco under the BCBCA pursuant to the Amalgamation Agreement;

Amalgamation Agreement means the amalgamation agreement dated as of November 18, 2005 among the Corporation, Peregrine and Subco providing for the Amalgamation, the form of which is attached to this Information Circular as Schedule "D";

Amalgamation Resolution means the special resolution authorizing the Amalgamation and approving the Amalgamation Agreement, to be passed by the Shareholders at the Meeting, the text of which is set out in Schedule "H" to this Information Circular;

Agents means collectively Canaccord Capital Corporation, Dundee Securities Corporation, Orion Securities Inc., TD Securities Inc. and Westwind Partners Inc.;

associate when used to indicate a relationship with a Person, means:

(a) an issuer of which the Person beneficially owns or controls, directly or indirectly, voting securities entitling him to more than 10 percent of the voting rights attached to all outstanding voting securities of the issuer;

(b) any partner of the Person;

(c) any trust or estate in which the Person has a substantial beneficial interest or in respect of which the Person serves as trustee or in a similar capacity; and

(d) in the case of a Person who is an individual

(i) that Person's spouse or child, or

(ii) any relative of that Person or of his spouse who has the same residence as that Person;

BCBCA means the *Business Corporations Act* (British Columbia);

BHP Billiton Group means the group of companies of which BHP Billiton Limited and BHP Billiton Plc are the ultimate holding companies and **"BHP Billiton"** means the applicable Billiton Group company as the context requires;

business day means any day on which commercial banks are generally open for business other than a Saturday, a Sunday or a day observed as a holiday (a) in Vancouver, British Columbia under the laws of the Province of British Columbia; or (b) under the federal laws of Canada;

Beneficial Shareholders means the Shareholders who do not hold Common Shares in their own names;

Break Fee means the amount of $2,000,000 payable by the Corporation to Peregrine in the event the Amalgamation Agreement is terminated by Peregrine as a result of the Corporation entering into a business combination agreement with a third party or the Directors of the Corporation making a favourable recommendation with respect to a proposed business combination with a third party. Alternatively, at the Corporation's election, payment of the Break Fee may be satisfied by deeming Peregrine to have contributed $2,000,000 towards exercise of its option to purchase a 50% interest in the Lac de Gras Property under the Lac de Gras Property Option Agreement;

CBCA means the *Canada Business Corporations Act,* as amended;

CRA means the Canada Revenue Agency;

Certificate of Amalgamation means the certificate of amalgamation issued by the Registrar pursuant to the BCBCA in respect of the Amalgamation;

Common Shares means the common shares of the Corporation, as presently constituted;

company unless specifically indicated otherwise, means a corporation, incorporated association or organization, body corporate, partnership, trust, association or other entity other than an individual;

Control Person	means any person or company that holds or is one of a combination of persons or companies that holds a sufficient number of any of the securities of an issuer so as to affect materially the control of that issuer, or that holds more than 20% of the outstanding voting securities of an issuer except where there is evidence showing that the holder of those securities does not materially affect the control of the issuer;
Corporation or Dunsmuir	means Dunsmuir Ventures Ltd., a corporation incorporated under the laws of British Columbia;
Depository	means Computershare Investor Services Inc., 100 University Avenue, 9th floor, Toronto, Ontario M5J 2N1;
Dissent Rights	means the rights of dissent of registered holders of Common Shares in respect of the Amalgamation Resolution, pursuant to the BCBCA;
Dissenting Shareholders	means registered holders of Common Shares who validly exercise the dissent rights under the BCBCA and thereby become entitled to receive the fair value of their Common Shares;
Dunsmuir Convertible Debenture	means the convertible debenture held by BHP Billiton Group in the principal amount of $340,000 which is convertible into Common Shares of the Corporation at a price of $0.37 per share until July 31, 2006, at a price of $0.42 per share from August 1, 2006 until July 31, 2007 and at a price of $0.47 per share from August 1, 2007 until July 31, 2008;
Dunsmuir Lock Up Parties	means those Shareholders of Dunsmuir who execute Lock Up Agreements;
Dunsmuir Options	means the 1,849,000 stock options of the Corporation currently issued and outstanding pursuant to the Dunsmuir Stock Option Plan, each of which entitles the holder thereof to purchase one Common Share at prices ranging from $0.20 to $0.40;
Dunsmuir Stock Option Plan	means the Corporation's stock option plan dated May 12, 2003 as re-approved by the Corporation's Shareholders at the annual general meeting of Shareholders held on June 2, 2005;
Dunsmuir Warrants	means the 6,000,000 share purchase warrants of the Corporation currently issued and outstanding, each of which entitles the holder to purchase one Common Share at a price of $0.15;
Effective Date	means the date shown on the Certificate of Amalgamation to be issued under the BCBCA in respect of the Amalgamation;
Effective Time	means the time, in the City of Vancouver, of filing of the Amalgamation Application with the Registrar on the Effective Date;
Endeavour Financial	means Endeavour Financial Ltd., a company incorporated in British Columbia;
Endeavour Financial Advisory Agreement	means the agreement dated May 31, 2002 between the Corporation and Endeavour Financial pursuant to which Endeavour Financial agreed to assist the Corporation in identifying and evaluating various diamond exploration and development assets and to assist the Corporation and advise it on any strategic opportunities, including acquisitions, mergers or other business combinations;

Endeavour Warrant means the share purchase warrant being granted to Endeavour Financial as part of its fee for assisting in arranging the Amalgamation, which warrant will entitle Endeavour Financial to purchase up to 150,000 Peregrine Common Shares at a price of $5.00 per share for a period of 12 months from the completion of the Amalgamation;

Exchange means the TSX Venture Exchange Inc.;

Exchange Ratio means one (1) Peregrine Common Share for every twenty (20) outstanding Common Shares of the Corporation;

Falcon™ System means the high resolution airborne gravity gradiometer system licensed to Peregrine by BHP Billiton Group;

Independent Committee means the independent committee of the Board of Directors of the Corporation, consisting of Mr. Clive Johnson, established by the Board of Directors of the Corporation to consider the Amalgamation and the Amalgamation Agreement;

Information Circular means this management proxy circular, together with all schedules hereto and including the Summary hereof, distributed by the Corporation in connection with the Meeting;

Insider if used in relation to an issuer, means:

(a) a director or senior officer of the issuer;

(b) a director or senior officer of the corporation that is an Insider or subsidiary of the issuer;

(c) a Person that beneficially owns or controls, directly or indirectly, voting shares carrying more than 10% of the voting rights attached to all outstanding voting shares of the issuer; or

(d) the Issuer itself if it holds any of its own securities;

Letter Agreement means the letter agreement dated November 8, 2005 between the Corporation and Peregrine in respect of the Amalgamation;

Lac de Gras Property has the meaning given in Schedule "A" under the heading "General Development of the Business – Lac de Gras Property";

Lac de Gras Property Option Agreement means the property option agreement dated as of November 8, 2005 whereby the Corporation granted to Peregrine an option to earn a 50% interest in the Corporation's interest in the Lac de Gras Property on the terms and conditions contained therein;

Letter of Transmittal means letter of transmittal to be forwarded to holders of Common Shares following the Effective Date of the Amalgamation;

Lock Up Agreements means agreements of varying dates pursuant to which, among other things, the Dunsmuir Lock Up Parties agree to irrevocably vote the Common Shares owned by them, directly or indirectly, or over which they exercise control or direction, in favour of the Amalgamation Resolution and to otherwise support the Amalgamation;

Meeting means the special meeting of the shareholders of the Corporation to be held on January 6, 2006 and any adjournment thereof, called to consider, among other things, the Amalgamation;

Nanuq/Nanuq South Option Agreement	means the option agreement dated July 16, 2004 between the Corporation and Peregrine pursuant to which the Corporation granted to Peregrine the option to earn up to a 51% interest in the Nanuq Property and the Nanuq South Property;
Nanuq Property	has the meaning given in Schedule "A" under the heading "General Development of the Business – Nanuq Property";
Nanuq South Property	has the meaning given in Schedule "A" under the heading "General Development of the Business – Nanuq Property";
Non Arm's Length Party	means in relation to a company, a promoter, officer, director, other Insider or Control Person of that company and any Associates or Affiliates of any of such Persons. In relation to an individual, means any Associate of the individual or any company of which the individual is a promoter, officer, director, Insider or Control Person;
Notice of Meeting	means the notice of the Meeting to the Shareholders, which accompanies this Information Circular;
Over-Allotment Option	means the option granted to the Agents pursuant to the Private Placement to over-allot the Private Placement by up to 2,000,000 Subco Special Warrants ($10,000,000);
Peregrine	means Peregrine Diamonds Ltd., a private corporation incorporated under the laws of Canada;
Peregrine Agents' Warrants	means an aggregate of up to 600,000 warrants of Peregrine (assuming full completion of the Private Placement including exercise of the Over-Allotment Option) to be issued under the Amalgamation to the Agents in exchange for the Subco Agents' Warrants, each Peregrine Agents' Warrant entitling the holder to purchase one Peregrine Common Share at $5.00 per share for a period of 18 months from the Effective Date of the Amalgamation;
Peregrine Common Shares	means common shares in the capital of Peregrine, as presently constituted;
Peregrine Directors	means the board of directors of Peregrine;
Peregrine Options	means options to purchase up to 9,140,000 Peregrine Common Shares at prices ranging from $0.42 to $3.00 per share;
Peregrine Private Placement Warrants	means an aggregate of up to 5,000,000 warrants of Peregrine (assuming exercise of the Over-Allotment Option) to be issued under the Amalgamation in exchange for Subco Warrants on a one-for-one basis. Each Peregrine Private Placement Warrant will entitle the holder to purchase one Peregrine Common Share at $7.00 per share until 18 months from the Effective Date of the Amalgamation;
Peregrine Warrants	means the 876,625 share purchase warrants of Peregrine currently issued and outstanding, each of which entitle the holder thereof to purchase one Peregrine Common Share at prices ranging from $0.92 to $2.92;
Person	includes any individual, firm, partnership, joint venture, venture capital fund, limited liability company, unlimited liability company, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, Governmental Entity, syndicate or other entity, whether or not having legal status;

Private Placement	means the brokered private placement, to be conducted through the Agents, of up to 10,000,000 Subco Special Warrants (including the Over-Allotment Option) at a price of $5.00 per Subco Special Warrant for gross proceeds of $50,000,000. Through a series of exchanges, each Subco Special Warrant will ultimately be effectively exchanged under the Amalgamation for one Peregrine Common Share and one-half of one Peregrine Private Placement Warrant;
Proxy	means the form of proxy which accompanies this Information Circular;
Record Date	means December 7, 2005;
Registrar	means the Registrar of Companies for the Province of British Columbia;
Shareholder	means a holder of Common Shares of the Corporation;
Subco	means Peregrine Holdings Ltd.;
Subco Agents' Special Warrants	means the up to 600,000 Subco special warrants issued to the Agents pursuant to the Private Placement (assuming full completion of the Private Placement including exercise of the Over-Allotment Option). Each Subco Agents' Special Warrant will be automatically exercised into one Subco Agents' Warrant immediately prior to the Amalgamation. Under the Amalgamation, each such Subco Agents' Warrant will be exchanged for one Peregrine Agents' Warrant;
Subco Agents' Warrants	means warrants of Subco issued to the Agents upon automatic exercise of the Subco Agents' Special Warrants immediately prior to the Amalgamation. Under the Amalgamation, each Subco Agents' Warrant will be exchanged for one Peregrine Agents' Warrant;
Subco Common Share	means common shares in the capital of Subco;
Subco Special Warrants	means the up to 10,000,000 special warrants being offered under the Private Placement (including the Over-Allotment Option) at a price of $5.00 each for gross proceeds of up to $50,000,000. Each Subco Special Warrant will be automatically exercised into one Subco Common Share and one-half of one Subco Warrant immediately prior to the Amalgamation. Under the Amalgamation, each such Subco Common Share will be exchanged for one Peregrine Common Share and each whole Subco Warrant will be exchanged for one Peregrine Private Placement Warrant;
Subco Warrants	means an aggregate of up to 5,000,000 warrants of Subco (assuming exercise of the Over-Allotment Option) to be issued upon automatic exercise of the Subco Special Warrants immediately prior to the Amalgamation entitling the holder to purchase one Subco Common Share at $7.00 per share until 18 months from the Effective Date of the Amalgamation ;
Tax Act	means the *Income Tax Act* (Canada), as amended, including the regulations promulgated thereunder;
United States or U.S.	means the United States of America, any state thereof, and the District of Columbia;
U.S. Securities Act	means the United States Securities Act of 1933, as amended; and

Words importing the singular number, where the context requires, include the plural and vice versa and words importing any gender include all genders. All dollar amounts herein are in Canadian dollars, unless otherwise stated.

DUNSMUIR VENTURES LTD.

(the "Corporation")
Suite 301, 1250 Homer Street
Vancouver, BC, V6B 1C6
Telephone: 604.681.6311
Fax: 604.685.6338

INFORMATION CIRCULAR

INTRODUCTION

This Information Circular is furnished in connection with the solicitation of proxies by the management of the Corporation for use at the Meeting at the time and place and for the purposes set forth in the accompanying Notice of Meeting and at any adjournment thereof.

Unless otherwise stated, the information contained in this Information Circular is given as at December 7, 2005.

All summaries of, and references to, the Amalgamation and the Amalgamation Agreement in this Information Circular are qualified in their entirety by reference to the complete text of the Amalgamation Agreement, a copy of which is attached as Schedule "D" to this Information Circular. **You are urged to carefully read the full text of the Amalgamation Agreement.**

Information relating to Peregrine and Subco set forth in the Appendices hereto and elsewhere in this Information Circular has been provided by the management of Peregrine. Although the Corporation has no knowledge that would indicate that any statements contained herein provided by the management of Peregrine are untrue or incomplete, the Corporation does not assume any responsibility for the accuracy or completeness of the information provided by the management of Peregrine or for any failure by Peregrine to disclose events which may occur or affect the significance or accuracy of any such information but which are unknown to the Corporation.

No person has been authorized by the Corporation to give any information or make any representations in connection with the Amalgamation other than those contained in this Information Circular and, if given or made, any such information or representation must not be relied upon as having been authorized by the Corporation.

SOLICITATION OF PROXIES

This information circular is furnished in connection with the solicitation of proxies by the management of the Corporation for use at the special meeting (the "Meeting") of the shareholders of the Corporation (and at any adjournment thereof) to be held on Friday, January 6, 2006 at the time and place and for the purposes set forth in the accompanying Notice of Meeting. **The enclosed instrument of proxy is solicited by management of the Corporation.** The solicitation will be primarily by mail, however, proxies may be solicited personally or by telephone by the regular officers and employees of the Corporation. The cost of solicitation will be borne by the Corporation. **The contents and the sending of this Information Circular have been approved by the Dunsmuir Directors.**

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the accompanying form of proxy (the "Proxy") are directors and/or officers of the Corporation. **A shareholder has the right to appoint a person (who need not be a shareholder) to attend and act for him on his behalf at the meeting other than the persons named in the enclosed instrument of proxy. To exercise this right, a shareholder shall strike out the names of the persons named in the instrument of proxy and insert the name of his nominee in the blank space provided, or complete another instrument of proxy. A proxy will not be valid unless it is deposited with the Corporation's registrar and transfer agent, Pacific Corporate Trust Company, 10th floor, 625 Howe Street, Vancouver, BC, V6B 3B8, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting or adjournment thereof.**

The Proxy must be dated and signed by the shareholder or by his attorney in writing, or, if the shareholder is a corporation, it must either be under its common seal or signed by a duly authorized officer.

A shareholder who has given a Proxy may revoke it at any time before it is exercised. In addition to revocation in any other manner permitted by law, a Proxy may be revoked by instrument in writing executed by the shareholder or by his attorney authorized in writing, or, if the shareholder is a corporation, it must either be under its common seal, or signed by a duly authorized officer and deposited at the Corporation's registered and records office, Suite 1600, 609 Granville Street, P.O. Box 10068, Pacific Centre, Vancouver, British Columbia, V7Y 1C3, or with the Corporation's registrar and transfer agent, Pacific Corporate Trust Company, 10th floor, 625 Howe Street, Vancouver, BC, V6B 3B8, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment of it, at which the Proxy is to be used, or to the Chairman of the Meeting on the day of the Meeting or any adjournment of it. A revocation of a Proxy does not affect any matter on which a vote has been taken prior to the revocation.

VOTING OF SHARES AND EXERCISE OF DISCRETION OF PROXIES

On any poll, the persons named in the enclosed Proxy will vote the shares in respect of which they are appointed. Where directions are given by the shareholder in respect of voting for or against any resolution, the proxyholder will do so in accordance with such direction.

IN THE ABSENCE OF ANY INSTRUCTION IN THE PROXY, IT IS INTENDED THAT SUCH SHARES WILL BE VOTED IN FAVOUR OF THE MOTIONS PROPOSED TO BE MADE AT THE MEETING AS STATED UNDER THE HEADINGS IN THIS INFORMATION CIRCULAR. The enclosed Proxy, when properly signed, confers discretionary authority with respect to amendments or variations to the matters which may properly be brought before the Meeting. At the time of printing this information circular, management of the Corporation is not aware that any such amendments, variations or other matters are to be presented for action at the Meeting. However, if any other matters which are not now known to the management should properly come before the Meeting, the Proxies hereby solicited will be exercised on such matters in accordance with the best judgment of the nominee.

In order to approve a motion proposed at the Meeting, a majority of greater than one-half of the votes cast will be required unless the motion requires a special resolution, in which case a majority of not less than two-thirds of the votes cast will be required. In the event a motion proposed at the Meeting requires disinterested shareholder approval, common shares held by shareholders of the Corporation who are also "insiders", as such term is defined under applicable securities laws, will be excluded from the count of votes cast on such motion.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

General

The Corporation's authorized capital consists of an unlimited number of voting Common Shares without par value and an unlimited number of preferred shares of which 38,811,733 Common Shares are issued and outstanding fully paid and non-assessable as of the close of business on December 7, 2005. The holders of Common Shares are entitled to one vote for each Common Share held. Holders of Common Shares of record at the close of business on December 7, 2005 will be entitled to receive notice of and vote at the Meeting. No preferred shares have been issued. The Corporation has no other classes of voting securities.

Only shareholders of record at the close of business on the Record Date, who either personally attend the Meeting or who complete and deliver a Proxy in the manner and subject to the provisions set out under the heading "Appointment and Revocation of Proxies" will be entitled to have his or her shares voted at the Meeting or at any adjournment thereof. On any poll, each shareholder of record holding common shares of the Corporation on the Record Date is entitled to one vote for each common share registered in his or her name on the list of shareholders as at the Record Date.

Advice to Beneficial Holders of Common Shares

The information set forth in this section is of significant importance to many shareholders, as a substantial number of the shareholders do not hold common shares in their own name. Shareholders who do not hold their common shares in their own name (referred to in this Information Circular as "Beneficial Shareholders") should note that only proxies deposited by shareholders whose names appear on the records of the Corporation as the registered holders of common shares can be recognized and acted upon at the Meeting. Beneficial Shareholders who complete and return a Proxy must indicate thereon the person (usually a brokerage house) who holds their common shares as registered shareholder. Every intermediary (broker) has its own mailing procedure, and provides its own return instructions, which should be carefully followed. The form of proxy supplied to Beneficial Shareholders is identical to that provided to registered shareholders. However, its purpose is limited to instructing the registered shareholder how to vote on behalf of the Beneficial Shareholder.

If common shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those common shares will not be registered in the shareholder's name on the records of the Corporation. Such common shares will more likely be registered under the name of the shareholder's broker or an agent of that broker.

In Canada, the vast majority of such common shares are registered under the names of CDS & Co. (the registration name for The Canadian Depository for Securities), which company acts as nominee for many Canadian brokerage firms. Common shares held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, brokers/nominees are prohibited from voting shares for their clients. The directors and officers of the Corporation do not know for whose benefit the common shares registered in the name of CDS & Co. are held.

In accordance with National Instrument 54-101 of the Canadian Securities Administrators, the Corporation has distributed copies of the Notice of Meeting, this Information Circular, and the Proxy (collectively, the "Meeting Materials") to the clearing agencies and intermediaries for onward distribution to non-registered shareholders. Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings unless the Beneficial Shareholders have waived the right to receive meeting materials. Very often, intermediaries will use service companies to forward the Meeting Materials to non-registered holders. Generally, non-registered holders who have not waived the right to receive meeting Materials will either:

(a) be given a form of proxy which has already been signed by the intermediary (typically by a facsimile stamped signature), which is restricted as to the number and class of securities beneficially owned by the non-registered holder but which is not otherwise completed. Because the intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the non-registered holder when submitting the proxy. In this case, the non-registered holder who wishes to vote by proxy should otherwise properly complete the form of proxy and deliver it as specified above under "Appointment and Revocation of Proxies"; or

(b) be given a form of proxy which is not signed by the intermediary and which, when properly completed and signed by the non-registered holder and returned to the intermediary or its service company, will constitute voting instructions (often called a "Voting Instruction Form") which the Intermediary must follow. Typically the non-registered holder will also be given a page of instructions which contains a removable label containing a bar code and other information. In order for the form of proxy to validly constitute a Voting Instruction Form, the non-registered holder must remove the label from the instruction and affix it to the Voting Instruction Form, properly complete and sign the Voting Instruction Form and submit it to the intermediary or its services company in accordance with the instruction of the intermediary or its service company.

In either case, the purpose of this procedure is to permit non-registered holders to direct the voting of the common shares they beneficially own. Should a non-registered holder who receives either form of proxy wish to vote at the Meeting in person, the non-registered holder should strike out the persons designated as proxyholders by management of the Corporation in the form of proxy and insert the name of the non-registered holders in the blank space provided, who need not be a shareholder of the Corporation. Non-registered holder should carefully follow the instruction of the intermediary including those regarding when and where the form of proxy or Voting Instruction Form is to be delivered.

The Meeting Materials are being sent to both registered and non-registered owners of the Corporation's common shares. If you are a non-registered owner and these materials have been sent to you directly, your name and address and information about your holdings of common shares of the Corporation have been obtained in accordance with applicable securities regulatory requirements from the nominee holding the securities on your behalf. By choosing to send these materials to you directly, the Corporation (and not your nominee) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions form (printed on blue paper and included with this information circular).

All references to shareholders in this information circular and the accompanying Notice of Meeting and Proxy are to registered shareholders unless specifically stated otherwise.

Quorum

The Articles of the Corporation provide that the quorum for the transaction of business at a meeting of Shareholders is two persons who are, or represent by proxy, shareholders holding, in the aggregate, at least five percent (5%) of the issued shares entitled to be voted at the meeting.

Principal Holders of Voting Shares

To the knowledge of the directors and senior officers of the Corporation, there are no persons who, or corporations which, beneficially own, directly or indirectly, or exercise control or direction over, shares carrying more than 10% of the voting rights attached to all outstanding common shares of the Corporation other than as set out below:

Name of Shareholder	Number of Common Shares Held	Percentage of Issued and Outstanding Common Shares
Endeavour Flow-Through (2004) Limited Partnership	4,100,000	10.6%

The information in the above table was provide by management of the Corporation and by the Corporation's registrar and transfer agent as of December 7, 2005.

EXECUTIVE COMPENSATION

Definitions

For the purposes of this information circular:

"**Chief Executive Officer**" or "**CEO**" of the Corporation means an individual who served as chief executive officer of the Corporation or acted in a similar capacity during the most recently completed financial year;

"**Chief Financial Officer**" or "**CFO**" of the Corporation means an individual who served as chief financial officer of the Corporation or acted in a similar capacity during the most recently completed financial year.

"**executive officer**" of the Corporation for the financial year, means an individual who at any time during the year was:

(a) a chair of the Corporation;

(b) a vice-chair of the Corporation;

(c) the CEO of the Corporation

(d) the president of the Corporation;

(e) the CFO of the Corporation;

(f) a vice-president of the Corporation in charge of a principal business unit, division or function such as sales, finance or production; or

(g) an officer of the Corporation or any of its subsidiaries or any other person who performed a policy-making function in respect of the Corporation.

"**Long Term Incentive Plan**" ("LTIP") means any plan providing compensation intended to motivate performance over a period greater than one financial year. LTIPs do not include option or stock appreciation rights plans or plans for compensation through shares or units that are subject to restrictions on resale. The Corporation did not grant any LTIP awards during the year ended December 31, 2004.

"**Stock Appreciation Right**" ("SAR") means a right, granted by an issuer or any of its subsidiaries as compensation for services rendered or otherwise in connection with office or employment, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of publicly trading securities.

Art Ettlinger served as President and CEO of the Corporation during each of the years ended December 31, 2004, 2003 and 2002, and until February 2 of the current fiscal year. Upon the resignation of Mr. Ettlinger as President and CEO on February 2, 2005, Dr. Alan Carter was appointed as President and CEO. Dr. Jennifer Pell has served as the Vice-President Exploration of the Corporation since June 1, 2002. Michael Kennedy has served as Secretary of the Corporation since July 28, 2000. The following table sets forth details of the compensation paid to the Corporation's executive officers during each of the years ended December 31, 2004, 2003 and 2002 and for the nine month period ended September 30, 2005.

Summary Compensation Table

		Annual Compensation			Long Term Compensation			
					Awards		Payouts	
NEO Name And Principal Position	**Period ended**	**Salary ($)**	**Bonus ($)**	**Other Annual Compen-sation ($)**	**Securities Under Options/ SAR's Granted[1] (#)**	**Shares or Units Subject to Resale Restrictions ($)**	**LTIP Payouts ($)**	**All Other Compen-sation ($)**
Art Ettlinger, Former President, CEO and a director	Sep 30/05 Dec 31/04 Dec 31/03 Dec 31/02	$113,333 $170,000 $170,000 $84,999.96	Nil Nil Nil Nil	Nil Nil Nil $27,330.41 [2]	250,000 [3] 75,000 [4] 50,000 [5] 818,500 [6]	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil
Dr. Alan Carter, President, CEO and a Director	Sep 30/05	Nil	Nil	Nil	500,000 [7]	Nil	Nil	Nil
Dr. Jennifer Pell, Vice-President Exploration	Sep 30/05 Dec 31/04 Dec 31/03 Dec 31/02	$57,292 $125,000 $125,000 $72,916.66	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil 50,000 [8] 75,000 [9] 250,000 [10]	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil
Michael Kennedy, Secretary	Sep 30/05 Dec 31/04 Dec 31/03 Dec 31/02	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil

(1) *Figures represent options granted during a particular year. See "Aggregate Option/SAR Exercises during the Most Recently Completed Financial Year and Financial Year End Option/SAR Values" for the aggregate number of options outstanding at year end.*

(2) *This amount is a one-time payment for moving expenses.*

(3) *These are incentive stock options which entitled Mr. Ettlinger to purchase up to 75,000 Common Shares at a price of $0.20 per share which have now expired.*

(4) *These are incentive stock options which entitled Mr. Ettlinger to purchase up to 75,000 Common Shares at a price of $0.36 per share which have now expired.*

(5) *These are incentive stock options which entitled Mr. Ettlinger to purchase up to 50,000 Common Shares at a price of $0.35 per share which have now expired.*

(6) *This is comprised of incentive stock options which entitled Mr. Ettlinger to purchase up to 418,500 Common Shares at $0.33 per share and warrants which entitled him to purchase up to 400,000 Common Shares at a price of $0.25 per share. On May 9, 2003, 50,000 of the total 418,500 options granted to Mr. Ettlinger were cancelled by the Corporation at his request. On February 2, 2005, the balance of 368,500 options were cancelled. The warrants expired on May 29, 2004.*

(7) *These are incentive stock options entitling Dr. Carter to purchase up to 500,000 Common Shares at a price of $0.20 per share on or before February 2, 2010.*

(8) *These are incentive stock options entitling Dr. Pell to purchase up to 50,000 Common Shares at a price of $0.36 per share on or before April 13, 2009.*

(9) *These are incentive stock options entitling Dr. Pell to purchase up to 75,000 Common Shares at a price of $0.35 per share on or before October 7, 2008.*

(10) *These are incentive stock options entitling Dr. Pell to purchase up to 250,000 Common Shares at a price of $0.33 per share on or before May 29, 2007.*

Options/SAR Grants

The following table sets forth particulars of the stock options granted to the Corporation's executive officers during the year ended December 31, 2004 and during the nine month period ended September 30, 2005.

Name	Securities Under Options/[1] SAR's Granted (#)	% of Total Options/[1] SAR's Granted to Employees in Financial Period	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/ SAR's on the Date of Grant ($/Security)	Expiration Date
Art Ettlinger	250,000 [2]	16.7%	$ 0.20	$ 0.18	August 31, 2005
Art Ettlinger	75,000 [3]	27.3%	$ 0.36	$ 0.36	August 31, 2005
Dr. Alan Carter	500,000 [2]	33.3%	$ 0.20	$ 0.18	Feb. 02, 2010
Dr. Jennifer Pell	50,000 [3]	18.2%	$ 0.36	$ 0.36	April 13, 2008

(1) *All of these are stock options. The Corporation has not granted any SAR's.*

(2) *The Corporation granted an aggregate of 1,500,000 stock options to directors, officers, consultants and charities during the nine months ended September 30, 2005.*

(3) *The Corporation granted an aggregate of 275,000 stock options to directors, officers, employees and consultants during the financial year ended December 31, 2004.*

Aggregated Option/SAR Exercises And Option/SAR Values

During the financial year ended December 1, 2004 and during the nine month period ended September 30, 2005, none of the executive officers of the Corporation exercised any stock options. The fiscal year end value of the stock options held by the executive officers as well as their value as at September 30, 2005 are set forth in the table below.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/ [1] SAR's at FY-End (#)	Value of Unexercised in the-Money Options/ SAR's at FY-End ($) [2]	Unexercised Options/ [1] SAR's at Sept 30/05 (#)	Value of Unexercised in the-Money Options/ SAR's at Sept 30/05 ($) [3]
Art Ettlinger	Nil	Nil	493,500	Nil	Nil	Nil
Dr. Alan Carter	Nil	Nil	Nil	N/A	500,000	Nil
Dr. Jennifer Pell	Nil	Nil	375,000	Nil	375,000	Nil
Michael Kennedy	Nil	Nil	40,000	Nil	40,000	Nil

(1) All of these are stock options. The Corporation has not granted any SAR's.

(2) Based on the difference between the closing price of the common shares of the Corporation on the Exchange on December 31, 2004 of $0.175 and the stock options exercise price multiplied by the number of common shares under option. All options had vested and accordingly were exercisable.

(3) Based on the difference between the closing price of the common shares of the Corporation on the Exchange on September 30, 2005 of $0.095 and the stock options exercise price multiplied by the number of common shares under option. All options had vested and accordingly were exercisable.

Termination of Employment, Change in Responsibilities and Employment Contracts

By way of an employment contract dated May 22, 2002 between the Corporation and Dr. Jennifer Pell, the Corporation pays the following compensation to Dr. Pell: (a) an annual salary of $125,000; (b) extended medical coverage for herself and her family including prescription coverage and dental insurance, and (c) disability and life insurance.

As at September 30, 2005, the Corporation did not have any other employment contracts with any of the executive officers. There are no compensatory plans, contracts or arrangements where any of the executive officers is entitled to receive more than $100,000 from the Corporation or its subsidiaries, including periodic payments or instalments, in the event of (i) the resignation, retirement or any other termination of any of the executive officer's employment with the Corporation; (ii) a change of control of the Corporation; or (iii) a change in the responsibilities of the executive officers following a change of control. No pension or retirement benefits plans have been instituted by the Corporation and none are proposed at this time.

Compensation of Directors

None of the non-management directors of the Corporation received any cash compensation, directly or indirectly, for their services as directors or for committee participation or special assignments rendered during the Corporation's financial year ended December 31, 2004 or during the nine month period ended September 30, 2005 other than the granting of stock options. During the financial year ended December 31, 2004 and during the nine month period ended September 30, 2005, the non-management directors were granted the following stock options:

Name	Number of Common Shares Subject To Option	Date of Grant	Exercise Price	Expiry Date
Gordon Keep	25,000 100,000	April 13, 2004 February 2, 2005	$ 0.36 $ 0.20	April 13, 2009 February 2, 2010
Clive Johnson	100,000	February 2, 2005	$ 0.20	February 2, 2010
Neil Woodyer	100,000	February 2, 2005	$ 0.20	February 2, 2010

Management Contracts

Pursuant to an agreement dated May 31, 2002 (the "Endeavour Financial Advisory Agreement"), the Corporation engaged Endeavour Financial Ltd. ("Endeavour Financial") of Suite 3123, 595 Burrard Street, Vancouver, British Columbia, V7X 1J1, to assist the Corporation in identifying and evaluation various diamond exploration and development assets, and to assist the Corporation and advise it on strategic opportunities, including acquisitions, mergers or similar business combinations. In addition, Endeavour Financial has agreed to provide the Corporation with corporate management and administration services.

In consideration for those services, the Corporation pays Endeavour Financial a monthly fee of $7,500. In addition, Endeavour Financial is also entitled to a success fee in respect of any transaction initiated by Endeavour Financial or completed with the assistance of Endeavour Financial. For its assistance in respect of the Amalgamation, Endeavour Financial will be issued 60,000 Peregrine Common Shares and the Endeavour Warrant. The term of this agreement is in force on a month-to-month basis and is subject to termination on 30 days' notice.

Pursuant to the terms of the Letter Agreement, Amalco will not be required to assume the Corporation's obligations under the Endeavour Financial Advisory Agreement and the Corporation has agreed to cause the termination of such agreement on or prior to the Effective Date without any penalty or damages payable to Endeavour. Peregrine may, however, enter into a similar agreement with Endeavour with such terms on which Peregrine and Endeavour may agree should Peregrine, at its sole discretion, wish to do so on or prior to the Effective Date.

Neil Woodyer, a Director of the Corporation, is employed as Managing Director of Endeavour Finanical, and Gordon Keep, a Director of the Corporation, is employed as Managing Director – Corporate Finance of Endeavour.

Other than disclosed above, management functions of the Corporation are not performed to any substantial degree other than by the directors and officers of the Corporation.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out particulars of the compensation plans under which equity securities of the Corporation are authorized for issuance as of December 31, 2004:

EQUITY COMPENSATION PLAN INFORMATION

Plan Category	A Number of securities to be issued upon exercise of outstanding options, warrants and rights	B Weighted average exercise price of outstanding options, warrants and rights	C Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column A)
Equity compensation plans approved by securityholders	1,707,500	$0.29	1,504,108
Equity compensation plans not approved by securityholders	Nil	N/A	Nil
TOTALS:	**1,707,500**		**1,504,108**

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As at the date of this information circular, none of the Corporation's executive officers, directors, employees or former executive officers, directors and employees of the Corporation or any of its subsidiaries were indebted to the Corporation or any of its subsidiaries or any other entity in connection with the purchase of securities and all other indebtedness in respect of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries. "Support agreement" includes, but is not limited to, an agreement to provide assistance in the maintenance or servicing of any indebtedness and an agreement to provide compensation for the purpose of maintaining or servicing any indebtedness of the borrower.

At no time during the year ended December 31, 2004 or the nine months ended September 30, 2005, was any director or executive officer of the Corporation, or proposed nominee for election as a director of the Corporation, or any associate of any such director, executive officer or proposed nominee, indebted to the Corporation or any of its subsidiaries, or has been indebted to another entity in respect of a securities purchase or other program in respect of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

The proposed Amalgamation is a non-arm's length transaction because Alan Carter is the President and a director of the Corporation and is the Chief Operating Officer and a director of Peregrine, Gordon Keep is a director of both the Corporation and of Peregrine, and Jennifer Pell is the Vice-President Exploration of the Corporation and the Vice-President Exploration – Diamonds of Peregrine. Additionally, Endeavour Financial is being issued 60,000 Peregrine Common Shares and the Endeavour Warrant for its assistance in helping to arrange the Amalgamation. Mr. Gordon Keep is the Managing Director, Corporate Finance of Endeavour Financial and Mr. Neil Woodyer is a director of the Corporation and is the Managing Director of Endeavour Financial. Refer to "Conflicts of Interest".

As at December 7, 2005, the directors and senior officers of the Corporation and their respective associates and affiliates, as a group, owned, directly or indirectly, 2,697,700 Common Shares, Dunsmuir Options entitling them to purchase up to 1,250,000 Common Shares and Dunsmuir Warrants entitling them to purchase up to 325,000 Common Shares. Those persons will receive an aggregate of approximately 134,885 Peregrine Common Shares on completion of the Amalgamation in exchange for their Common Shares, will hold options to purchase up to 62,500 Peregrine Common Shares in exchange for their Dunsmuir Options and will hold warrants to purchase up to 16,250 Peregrine Common Shares in exchange for their Dunsmuir Warrants.

To the knowledge of the Corporation, as of the date hereof, no director, officer or insider of the Corporation, or their respective associates and affiliates, owns, directly or indirectly, or exercises control of or direction over, any Peregrine Common Shares.

The Dunsmuir Lock Up Parties hold an aggregate of 17,779,709 Common Shares representing approximately 45.8% of the issued and outstanding Common Shares of the Corporation. The Dunsmuir Lock Up Parties have entered into Lock-Up Agreements with Peregrine pursuant to which the Dunsmuir Lock Up Parties have agreed to vote in favour of the Amalgamation Resolution and to otherwise support the Amalgamation, subject to the provisions of the Lock-Up Agreements.

To the knowledge of the Corporation, as of the date hereof, the directors, officers and insiders of Peregrine, and their respective associates and affiliates, own, directly or indirectly, or exercise control of or direction over 1,781,700 Common Shares of the Corporation, Dunsmuir Options entitling them to acquire an aggregate of 1,150,000 Common Shares of the Corporation and Dunsmuir Warrants entitling them to acquire an aggregate of 816,500 Common Shares of the Corporation, which, if exercised, would collectively represent approximately 9.2% of the issued and outstanding Common Shares of the Corporation.

Other than as set forth below and elsewhere herein, since January 1, 2005, being the commencement of the Corporation's most recently completed financial year, no other

(a) person who has been a director, senior officer or insider of the Corporation since January 1, 2005;

(b) proposed nominee for election as a director of the Corporation; and

(c) associate or affiliate of any of the foregoing persons

has any material interest, direct or indirect, in any matter to be acted upon except as set out herein and below (other than the election of directors or the appointment of auditors).

INTEREST OF INSIDERS AND INFORMED PERSONS IN MATERIAL TRANSACTIONS

An informed person is one who generally speaking is a director or executive officer or a 10% shareholder of the Corporation. As more particularly disclosed under "Special Business to be Conducted at the Meeting" below, the Corporation and Peregrine have agreed to a business combination pursuant to which the Corporation will amalgamate with Subco to become a wholly-owned subsidiary of Peregrine. Each Shareholder of the Corporation will receive one (1) common share of Peregrine for every twenty (20) Common Shares of the Corporation. Dr. Alan Carter, the Chief Operating Officer and a director of Peregrine and of Subco, is the President, Chief Executive Officer and a director of the Corporation, Dr. Jennifer Pell, the Vice-President of Exploration for the Corporation, is the Vice-President of Exploration – Diamonds for Peregrine, and Mr. Gordon Keep, a director of the Corporation, is a director of Peregrine.

Except as disclosed herein no:

(a) director, officer or insider of the Corporation;

(b) proposed nominee for election as a director of the Corporation;

(c) person holding 10% or more of the Corporation's voting shares;

(d) informed person of the Corporation; or

(e) associate or affiliate of the foregoing persons,

has any material interest, direct or indirect, in any transaction since January 1, 2005, being the commencement of the Corporation's most recently completed financial year, or any proposed transaction which has materially affected or will materially affect the Corporation or any of its subsidiaries. Refer to "Interest of Certain Persons in Matters to be Acted Upon".

SPECIAL BUSINESS TO BE CONDUCTED AT THE MEETING

PROPOSED AMALGAMATION

General

The Meeting has been called, among other things, to ask the Shareholders to consider, and if thought fit, pass, with or without variation, the Amalgamation Resolution approving the Amalgamation as described herein.

Details of the Amalgamation

The Amalgamation involves the Corporation, Peregrine and Subco. The Corporation and Subco will amalgamate and continue as one corporation, which will be a wholly-owned subsidiary of Peregrine. On the Effective Date:

(a) each holder of Common Shares of the Corporation, other than Dissenting Shareholders, will receive, one (1) Peregrine Common Share in exchange for every twenty (20) Common Shares held by such Shareholder on the Effective Date,

(b) each outstanding Subco Common Share (other than Subco Common Shares held by Peregrine) will be exchanged for one (1) Peregrine Common Share;

(c) each outstanding Subco Common Share held by Peregrine will be exchanged for one (1) Amalco Common Share; and

(d) Dunsmuir Options, Dunsmuir Warrants and Dunsmuir Convertible Debenture will be exchanged for rights to acquire that number of Peregrine Common Shares equal to the number of Common Shares that could have been acquired on exercise or conversion as reduced by the Exchange Ratio and the exercise or conversion price will be increased by a factor of twenty; and

(e) the Subco Warrants and the Subco Agents' Warrants will be exchanged for the Peregrine Private Placement Warrants and the Peregrine Agents' Warrants, respectively.

No fractional Peregrine Common Shares will be issued to holders of Common Shares and in lieu of any fractional entitlement, the number of Peregrine Common Shares issued to each former holder of Common Shares shall be rounded up to the next greater whole number of Peregrine Common Shares if the fractional entitlement is equal to or greater than 0.5, and shall be rounded down to the next lesser whole number of Peregrine Common Shares if the fractional entitlement is less than 0.5 (subject to only one (1) rounding per holder of Common Shares).

Completion of the Amalgamation is subject to compliance with the terms and conditions set forth in the Amalgamation Agreement. Upon the Amalgamation becoming effective, the Corporation and Subco will continue as one corporation which will own all of the assets, properties, rights, privileges and franchises and be subject to all of the liabilities, contracts and obligations of each of the amalgamating corporations.

If the Shareholders of the Corporation approve the Amalgamation at the Meeting and the other terms and conditions of the Amalgamation Agreement are satisfied, the Amalgamation Application is expected to be filed with the Registrar effective on or about January 11, 2006 and will become effective on the date and at time of filing.

Reasons for and Background to the Amalgamation

In May 2002, the Board of Directors of the Corporation instructed management to explore growth alternatives that included mergers with other companies with a view to becoming a larger and more diverse company. To assist with this process, the Corporation engaged the services of Endeavour Financial Ltd. under a financial advisory services agreement dated May 31, 2002. Since that time, management of the Corporation has met with various parties in connection with a potential strategic transaction.

Commencing in July 2004 Art Ettlinger, the former President and Chief Executive Officer of the Corporation, and Gordon Keep, a director of the Corporation, met on several occasions with Eric Friedland, the President of Peregrine, for the purpose of exploring a potential strategic transaction involving the Corporation and Peregrine. Each party agreed to conduct an analysis as to the basis on which a transaction might proceed.

In July 2004, the Corporation and Peregrine entered into a letter agreement in respect of a proposed business combination, which was subsequently superseded by the Letter Agreement.

On November 8, 2005, the Dunsmuir Directors met to consider the terms and conditions of the proposed Amalgamation as contemplated by the Letter Agreement and appointed an independent committee consisting of Mr. Clive Johnson to consider the Letter Agreement and the Amalgamation. Mr. Johnson, as the independent committee of the board of directors of the Corporation, determined that the proposed Amalgamation is fair from a financial point of view to the Shareholders and is in the best interests of the Corporation and its Shareholders, and approved the Letter Agreement as the independent committee of the board of directors of the Corporation. Mr. Johnson, as the independent committee, also recommends that Shareholders vote in favour of the Amalgamation Resolution.

The Corporation and Peregrine executed the Letter Agreement on November 8, 2005. The Amalgamation was announced on November 15, 2005. Effective at the opening on November 3, 2005, trading in the Common Shares of the Corporation on the Exchange was halted at the request of the Corporation. The closing trading price of the Common Shares on November 2, 2005 was $0.12. The Amalgamation Agreement was entered into as of November 18, 2005 among the Corporation, Peregrine and Subco.

On December 7, 2005, the Independent Committee of the Board of Directors of the Corporation approved and ratified the Amalgamation Agreement and approved this Information Circular, reaffirmed its recommendation, and authorized the Corporation to convene the Meeting.

The decision to proceed with the Amalgamation was based on a number of factors considered by the Independent Committee including the opportunity to participate, through their holdings of Peregrine Common Shares, in Peregrine's properties, including the WO Property which includes the DO-27 kimberlite pipe, and the opportunity to participate in a combined company which:

- will have a larger exploration base with an improved distribution of asset value amongst various properties and exposure to a broader base of assets and drilling opportunities;
- will have a significant inventory of lands at its disposal for the creation of new prospects that provide synergy in operations of the two companies;

- will provide an opportunity for shareholders to participate in a company under the leadership of a proven management team, and a board of directors comprised of an experienced team of industry professionals;
- will have greater human resources, enabling it to more effectively undertake the development, exploration and production of its resource properties;
- will eliminate certain redundant general and administrative costs between Peregrine and the Corporation; and
- will have increased market capitalization that is anticipated to receive greater market attention, resulting in improved liquidity for shareholders and an increased ability to secure financing.

In addition, the transaction will generally provide for a tax deferred rollover of Common Shares into Peregrine Common Shares (see "Canadian – Federal Income Tax Considerations").

If any Shareholders do not agree with the value offered to them for their Common Shares, they do have available to them rights of dissent under the BCBCA.

Effect of the Amalgamation Upon Shareholders

Each Shareholder, other than Dissenting Shareholders, will receive one (1) Peregine Common Share for every twenty (20) Common Shares of the Corporation held by them. The Amalgamation will result in the continuing amalgamated corporation becoming a wholly-owned subsidiary of Peregrine, with the articles and bylaws of the amalgamated corporation being the same as those of Subco. Following completion of the Amalgamation, the Common Shares will no longer trade on the Exchange. It is a condition of the completion of the Amalgamation that the Peregrine Common Shares be accepted for listing on the Exchange in substitution for the Common Shares of the Corporation. For information in respect of Peregrine, see Schedule "B" – "Information Concerning Peregrine" and for information on Peregrine following the Amalgamation, see Schedule "C" – "Information Concerning Peregrine Post-Amalgamation".

Upon completion of the Amalgamation and the Private Placement, assuming there are no Dissenting Shareholders and assuming the Over-Allotment Option is exercised in full, there will be approximately 48,151,375 Peregrine Common Shares issued and outstanding and 64,356,396 Peregrine Common Shares issued and outstanding on a fully-diluted basis. Upon completion of the Amalgamation and the Private Placement, assuming there are no Dissenting Shareholders and assuming the Over-Allotment Option is not exercised, there will be approximately 46,151,375 Peregrine Common Shares issued and outstanding and 61,236,396 Peregrine Common Shares issued and outstanding on a fully-diluted basis. See "Selected Pro-Forma Consolidated Financial Information" below.

Import Transaction Under the CBCA

General

Peregrine is incorporated under the CBCA and the Corporation is incorporated under the BCBCA. Under the Amalgamation, Shareholders of the Corporation will be receiving Peregrine Common Shares in exchange for their Common Shares. The following summary compares certain provisions of the CBCA and the BCBCA which pertain to the rights of shareholders. This summary is not intended to be exhaustive and Shareholders of the Corporation should consult their legal advisors regarding all of the implications of the Amalgamation.

Special Resolutions

Under the CBCA, a special resolution requires the approval of the holders of 2/3 of the votes cast in person or by proxy at a meeting of shareholders. Under the BCBCA, the majority required to pass a special resolution is fixed by a corporation's articles. The Corporation's articles provide that 2/3 of the votes cast at a meeting of shareholders are required to pass a special resolution.

Sale of the Corporation's Undertaking

Both the CBCA and the BCBCA require a special resolution of shareholders to approve a sale, lease or exchange of all or substantially all of the property of a corporation, unless it is in the ordinary course of business of the Corporation. Under the CBCA, each share of the Corporation carries the right to vote in respect of a sale, lease or exchange of all or substantially all of the property of a corporation whether or not it otherwise carries the right to vote. Holders of shares of a class or series can vote separately only if that class or series is affected by the sale, lease or exchange in a manner different from the shares of another class or series. Under the BCBCA, only shares carrying the right to vote are entitled to vote on the resolution.

Amendments to the Charter Documents of a Corporation

Under both the CBCA substantive changes to the charter documents of a corporation require a special resolution of shareholders. Under the CBCA, a special resolution of each class of shares is required, whether or not the shares of the class carry the right to vote, and where certain specified rights of the holders of a series of shares are affected differently by the alteration than the rights of the holders of other shares of the same class, a separate special resolution of the series is required even if the series is not otherwise entitled to vote. Under the BCBCA, certain substantive changes to the charter documents which would require a special resolution of shareholders under the CBCA can be delegated by the articles to the directors. These include the creation of one or more classes of shares or, if no shares of a class are issued, the elimination of that class or series, the subdivision or consolidation of shares of any class or series and changing the name of the Corporation. The Corporation's articles delegate the foregoing powers to the directors. Additionally, the Corporation's articles provide that certain actions which would require a special resolution under the CBCA only require an ordinary resolution. These include creating, varying or deleting special rights or restrictions attached to shares, be they issued or unissued and making alterations, determinations or authorizations with respect to a series of shares where some are issued. Under the BCBCA, however, a right or special right attached to issued shares may not be prejudiced or interfered with unless the shareholders holding shares of the class or series to which the right or special right is attached consent by a special resolution.

Amalgamations

Except in respect of certain amalgamations with affiliated corporations, the CBCA requires a special resolution passed by all shareholders whether or not such shares otherwise carry the right to vote in order to effect an amalgamation. Additionally, the holders of a class or series of shares are entitled to vote separately as a class or series in respect of an amalgamation if the amalgamation agreement contains a provision that, if contained in a proposed amendment to the articles, would entitle such holders to vote as a class or series.

Under the BCBCA, with the exception of certain amalgamations with affiliated corporations, a special resolution of shareholders is required to effect an amalgamation. All shareholders are entitled to vote on the resolution, whether or not their shares carry the right to vote. Additionally, a separate special resolution is required from each class or series if rights or special rights or restrictions attached to such class or series would be prejudiced or interfered with by virtue of the amalgamation.

Plans of Arrangement

The CBCA does not contain any provisions requiring shareholder approval in order to implement a plan of arrangement. The level of shareholder approval required is left within the discretion of the court, which must approve a plan of arrangement. Under the BCBCA, a special resolution is required to effect a plan of arrangement and all shareholders are entitled to vote on the resolution, whether or not their shares carry the right to vote. If an arrangement is proposed only with the holders of a particular class or series of shares, or some of them, a special resolution of the holders of the shares of that class or series, or those of them with which the arrangement is proposed as the case may be, is required. Court approval for a plan of arrangement is not necessarily required under the BCBCA.

Rights of Dissent and Appraisal

The BCBCA provides that shareholders who dissent to certain actions being taken by a corporation may exercise a right of dissent and require a corporation to purchase the shares held by such shareholders at the fair value of such shares. The dissent right is applicable where the Corporation proposes to:

- continue out of the jurisdiction;
- alter the articles to alter restrictions on the powers of the Corporation or on the business it is permitted to carry on;
- sell the whole or substantially the whole of a corporation's undertaking or business;
- enter into a statutory amalgamation other than with an affiliated corporation.

The CBCA contains a similar dissent remedy and also includes a right of dissent for a going-private transaction or a squeeze-out transaction and an amendment to the articles to add, change or remove any provisions restricting or constraining the issue, transfer or ownership of a class of shares.

Oppression Remedies

Under the BCBCA, a shareholder of a corporation or any other person whom the court, in its discretion, considers appropriate, has the right to apply to court on the grounds that a corporation is acting or proposes to act in a way that is prejudicial or oppressive to the shareholders. On such an application the court may make such order as it sees fit including an order to prohibit any act proposed by the Corporation.

Under the CBCA a shareholder, former shareholder, director, former director, officer, former officer of a corporation or any of its affiliates, or any other person who, in the discretion of a Court, is a proper person to seek an oppression remedy may apply to a court for an order to rectify the matters complained of where in respect of a corporation or any of its affiliates, any act or omission of a corporation or its affiliates effects a result, the business or affairs of a corporation or its affiliates are or have been exercised in a manner that is oppressive or unfairly prejudicial to, or that unfairly disregards the interest of, any security holder, creditor, director or officer.

Shareholder Derivative Actions

Under the BCBCA, a shareholder, director of a corporation or any other person whom the court, in its discretion, considers appropriate, may, with leave of the court, bring an action in the name and on behalf of the Corporation to enforce a right, duty or obligation owed to a corporation that could be enforced by the Corporation itself or to obtain damages for any breach of such right, duty or obligation.

Similar provisions are contained in the CBCA, although under the CBCA the right to bring a derivative action is extended to former shareholders, former directors and former officers of a corporation as well as the Director appointed under the CBCA.

Requisition of Meetings

The BCBCA provides that one or more shareholders of a corporation holding not less than 5% of the issued voting shares of the Corporation may give notice to the directors requiring them to call and hold a general meeting which meeting must be held within 4 months.

The CBCA permits the holders of not less than 5% of the issued shares that carry the right to vote at a meeting sought to be held to require the directors to call and hold a meeting of the shareholders of the Corporation for the purposes stated in the requisition. If the directors do not call a meeting within 21 days of receiving the requisition, any shareholder who signed the requisition may call the meeting.

Place of Meetings

Under both the BCBCA and CBCA, meetings of shareholders may be held at such place or places, including outside of Canada where the articles so provide. The Corporation's articles provide that meeting of shareholders may be held wherever the directors determine.

Directors

The BCBCA provides that a public company shall have at least three directors, but contains no residency requirements for directors.

The CBCA requires that at least 25% of the directors be resident Canadians and requires that for distributing corporations at least two of the directors not be officers or employees of the Corporation or its affiliates.

Amalgamation Agreement

The Amalgamation Agreement provides for the terms and conditions of the Amalgamation and the mechanics for effecting the Amalgamation as summarized elsewhere in this Information Circular. A copy of the Amalgamation Agreement is set out under Schedule "D" to this Information Circular.

The Amalgamation Agreement provides that if the agreement has been adopted as required under the BCBCA and all necessary documentation has been filed with the Registrar, the Amalgamation shall be effected as soon as possible after the Corporation, Peregrine and Subco consent to the Amalgamation being effected. Each company's ability to give its consent to effect the Amalgamation is dependent on obtaining all necessary shareholder, governmental and regulatory approvals and all approvals under contractual obligations and, if the Amalgamation is not effected on or before February 28, 2006, this Agreement will terminate and be of no further force or effect unless otherwise mutually agreed to by the Parties.

The Amalgamation Agreement also provides that if the respective directors of any of the Corporation, Peregrine or Subco determine that it is in the best interests of the companies, or any of them, or of Amalco, not to proceed with the Amalgamation, then any of them may, by written notice to the others, terminate the Amalgamation Agreement at any time prior to Subco and Dunsmuir being amalgamated and, in such event, the Amalgamation shall not take place despite the fact that the Amalgamation Agreement may have been adopted by the shareholders of each of Dunsmuir and Subco. The Amalgamation Agreement further provides that, in addition to any other provisions in the agreement pursuant to which it may be terminated, the Amalgamation Agreement will be deemed to be terminated upon any termination of the Letter Agreement or if the Letter Agreement is amended such that an amalgamation between the Corporation and Subco is no longer necessary.

The Letter Agreement

The Letter Agreement provides for the business combination of the Corporation and Peregrine by way of the amalgamation of the Corporation and Subco.

Conditions of the Amalgamation

The Letter Agreement contains a number of conditions precedent to the obligations of the Corporation and Peregrine thereunder. Unless all of such conditions are satisfied or waived by the party or parties for whose benefit such conditions exist, to the extent they may be capable of waiver, the Amalgamation will not proceed. There is no assurance that the conditions will be satisfied or waived on a timely basis, or at all.

The following is a summary of certain of the conditions precedent:

(a) approval of the Amalgamation and other ancillary matters by the shareholders of each of the Corporation and Subco;

(b) approval of the Amalgamation and other matters in connection therewith, to be obtained from all applicable regulatory bodies and the Exchange;

(d) the listing of the Peregrine Common Shares on the Exchange in substitution for the listing of the Common Shares of the Corporation;

(f) rights of dissent under applicable corporate law shall be exercised by holders in respect of not more than one-half of one percent (0.5%) of the Corporation's Common Shares, determined on a fully diluted basis;

(g) all representations and warranties contained in the Letter Agreement shall be true and correct in all material respects at the Effective Date;

(h) no material adverse change in the financial condition or assets of Peregrine or the Corporation having occurred;

(i) all necessary consents being obtained under all material contracts and agreements as required for the continued business operations of the Corporation after the Effective Date of the Amalgamation substantially on the same basis as presently operated; and

(j) the Peregrine Common Shares issued in connection with the Amalgamation will be exempt from the registration and prospectus requirements of applicable Canadian provincial securities laws and will be exempt from registration under the United States Securities Act of 1933, as amended.

Termination of Letter Agreement

The Letter Agreement may be terminated at any time prior to the Effective Time by either Peregrine or the Corporation in the event that:

(a) there has been a breach by the other party of any material representation, warranty, covenant or agreement of such party in this Agreement;

(b) there has been a failure to comply with any of the conditions to the obligations of Peregrine and the Corporation, including those set forth under the heading "Conditions of the Amalgamation" above; or

(c) on or prior to the Effective Date, the other party enters into an agreement or its Board makes a favourable recommendation with respect to a proposal for the merger, consolidation, capitalization, liquidation, asset contribution or other business combination involving such party or the acquisition or purchase of 20% or more of the equity securities of such party or any tender offer or exchange offer from a third party which, if consummated, would result in any such party acquiring 20% or more of any class of equity securities of such party (each of which is referred to as an "Alternative Transaction").

Break Fee

If Peregrine terminates the Letter Agreement as a result of the Corporation entering into an Alternative Transaction, then the Corporation will pay to Peregrine within two (2) business days after such termination a fee (the "Break Fee") in the amount of $2,000,000 or, alternatively, at the Corporation's election, payment of the Break Fee may be satisfied by deeming Peregrine to have contributed $2,000,000 towards exercise of its option to purchase a 50% interest in the Lac de Gras Property under the Lac de Gras Property Option Agreement.

Non-Solicitation

Under the Letter Agreement, the Corporation and Peregrine have agreed with each other that until the Effective Date, neither the Corporation (and its affiliates) nor Peregrine (and its affiliates) will, without the consent of the other:

(a) sell to, offer to sell to, or solicit offers to purchase from, any third party any of its material assets (other than sales of inventory in the ordinary course of business), or joint venture, option or lease or seek to joint venture, option or lease any of their material properties or assets; or

(b) except as provided in the Amalgamation Agreement, sell, offer to sell or exchange or solicit offers to purchase or exchange any capital stock of either the Corporation or Peregrine to or from any other party or enter into any merger, consolidation, share exchange, liquidation or other similar transaction involving either the Corporation or its assets or Peregrine or its assets and neither party nor its affiliates will negotiate with or provide financial, technical or other information to any person in connection with any such proposed purchase or transaction.

Each of the Corporation and Peregrine will not, however, be precluded from negotiating, or from permitting its representatives to negotiate, in response to any such unsolicited offer if, in the opinion of its legal counsel, its directors have a legal obligation to do so.

Corporate Advisory Fee

The Corporation and Peregrine have agreed to pay a corporate advisory fee to Endeavour upon completion of the Amalgamation consisting of the issuance at the Effective Date of 60,000 Peregrine Common Shares and an option to acquire 150,000 Peregrine Common Shares at a price of $5.00 each exercisable for a period of one year from the Effective Date.

Form of Proposed Amalgamation Resolution

The text of the proposed special resolution to approve the Amalgamation and the Amalgamation Agreement is substantially as set forth in Schedule "H" to this Information Circular.

PROCEDURE FOR THE AMALGAMATION TO BECOME EFFECTIVE

Procedural Steps

The Amalgamation is proposed to be carried out pursuant to the amalgamation provisions of the BCBCA. The following procedural steps must be taken in order for the Amalgamation to become effective:

(a) the Amalgamation and the Amalgamation Agreement must be approved by the Shareholders in the manner described below;

(b) all conditions precedent to the Amalgamation, as set forth in the Amalgamation Agreement, must be satisfied or waived by the appropriate party; and

(c) the Amalgamation Application and Notice of Articles in the form prescribed by the BCBCA must be filed with the Registrar. The Amalgamation Resolution is required to be approved by at least 2/3 of the votes cast by the Shareholders present in person or represented by Proxy at the Meeting.

Shareholder Approval

Pursuant to the BCBCA, the special resolution approving the Amalgamation (the "Amalgamation Resolution") is required to be approved by at least 2/3 of the votes cast by the Shareholders present in person or represented by proxy at the Meeting. For purposes of voting on the Amalgamation Resolution at the Meeting, the Shareholders will be entitled to one vote on a ballot for each Common Share held.

Notwithstanding the foregoing, the Amalgamation Resolution authorizes the Board of Directors, without further notice to or approval of the Shareholders, subject to the terms of the Amalgamation Agreement, to amend or terminate the Amalgamation Agreement or to decide not to proceed with the Amalgamation and to revoke such Amalgamation Resolution at any time prior to the proposed Effective Date of the Amalgamation if, in the view of the Board of Directors, it is not in the best interests of the Shareholders to proceed with the Amalgamation.

Regulatory Approvals

It is a mutual condition of the Amalgamation Agreement that requisite regulatory approvals be obtained prior to the Effective Date. It is anticipated that Dunsmuir will have made application to all applicable regulatory authorities prior to the Effective Date in order to obtain all approvals required with respect to the Amalgamation. There is no guarantee that approvals from the required regulatory authorities will be obtained on a timely basis or on terms and conditions satisfactory to the Corporation and Peregrine. It is a condition of the completion of the Amalgamation that the Peregrine Common Shares be accepted for listing on the Exchange in substitution for the Common Shares of the Corporation.

PROCEDURE FOR EXCHANGE OF CERTIFICATES

Upon completion of the Amalgamation, Shareholders of the Corporation (other than Dissenting Shareholders) will be deemed to be holders of Peregrine Common Shares as of the Effective Date and former registered Shareholders of the Corporation will be entered into the register of holders of Peregrine

Common Shares without further act or formality. A Letter of Transmittal for the surrender of certificates representing Common Shares for use in exchanging those certificates for Peregrine Common Share certificates will be mailed to Shareholders as soon as practicable following completion of the Amalgamation. The Letter of Transmittal will contain complete instructions on how Shareholders of the Corporation are to exchange their Common Share certificates. Registered Shareholders (other than Dissenting Shareholders) should read and follow these instructions. The Letter of Transmittal, when properly completed and returned together with a certificate or certificates representing Common Shares and all other required documents, will enable each Registered Shareholder (other than Dissenting Shareholders) to obtain the certificates representing the number of Peregrine Common Shares received under the Amalgamation.

Pursuant to the terms of the Amalgamation, any certificates formerly representing Common Shares that are not deposited with the Depository, together with a duly completed Letter of Transmittal and any other documents the Depository reasonably requires, on or before the sixth anniversary of the Effective Date, will cease to represent a right or claim of any kind or nature and the right of the holder of such Common Shares to receive Peregrine Common Shares will be deemed to be surrendered to Peregrine together with all interest, dividends or distributions thereon held for such Shareholder.

The following sets forth the procedures to be followed by a Shareholder in order to receive the Peregrine Common Shares to which he or she is entitled under the Amalgamation.

A Shareholder must deliver to the Depository at any of the offices listed in the Letter of Transmittal,

(a) the certificate or certificates representing the Common Shares;

(b) a Letter of Transmittal in the form which will be forwarded to Shareholders following completion of the Amalgamation or a manually executed photocopy (facsimile) thereof, properly completed and duly executed as required by the instructions set out in the Letter of Transmittal, and

(c) any other relevant documents required by the instructions set out in the Letter of Transmittal.

In all cases, delivery of Peregrine Common Shares in exchange for Common Shares will be made only after timely receipt by the Depository of certificates representing the Common Shares, together with a properly completed and duly executed Letter of Transmittal, or a manually executed photocopy (facsimile copy) thereof, relating to such Common Shares, with signatures guaranteed if so required in accordance with the instructions in the Letter of Transmittal, and any other required documents.

The method of delivery of certificates representing the Common Shares and all other required documents is at the option and risk of the person depositing the same. The Corporation recommends that such documents be delivered by hand to the Depository and a receipt obtained or, if mailed, that registered mail with return receipt requested be used and that appropriate insurance be obtained.

Beneficial Shareholders whose Common Shares are registered in the name of a broker, investment dealer, bank, trust company or other nominee should contact that nominee for assistance in depositing those shares.

All questions as to validity, form, eligibility and acceptance of any Common Shares deposited pursuant to the Amalgamation shall be determined by Peregrine in its sole discretion. Depositing Shareholders agree that such determination shall be final and binding. Peregrine reserves the absolute right to reject any and all deposits which it determines not to be in proper form or which may be unlawful for it to accept under the laws of any jurisdiction. Peregrine reserves the absolute right to waive any defect or irregularity in the deposit of any Common Shares.

RECOMMENDATIONS OF THE BOARD OF DIRECTORS OF THE CORPORATION

The Independent Committee of the Board of Directors of the Corporation has unanimously determined that the Amalgamation is fair from a financial point of view to the Shareholders and is in the best interests of the Corporation and its Shareholders, and has authorized the submission of the Amalgamation Agreement and the Amalgamation to Shareholders for approval. The Independent Committee of the Board of Directors of the Corporation unanimously recommends that the Shareholders vote in favour of the Amalgamation Resolution.

The directors and officers of the Corporation and their associates and affiliates in the aggregate, hold or control 2,697,700 Common Shares, Dunsmuir Options entitling them to purchase up to 1,250,000 Common Shares and Dunsmuir Warrants entitling them to purchase up to 325,000 Common Shares. If the Dunsmuir Options and Dunsmuir Warrants were exercised they would result in the directors and officers of the Corporation and their associates and affiliates controlling 10.6% of the issued and outstanding Common Shares of the Corporation. In reaching its determination and making its recommendation, the Independent Committee of the Board of Directors of the Corporation considered a number of factors including certain advantages of proceeding with the transaction, which are summarized under "Details of the Amalgamation" and "Reasons for and Background to the Amalgamation" above. The Independent Committee of the Board of Directors of the Corporation also considered and evaluated information regarding the Amalgamation, including among other things:

(a) Peregrine, Subco and the Corporation, and the potential for the enhancement of the business efficiency,

(b) management, effectiveness and financial results of the combined entity;

(c) the historical and current trading prices of the Common Shares;

(d) the terms of the Amalgamation, including the right to dissent given to Shareholders;

(e) public and internal information relating to the business, operations, and financial performance of Peregrine; and

(f) the fiduciary duties and obligations of the Board of Directors in considering the Amalgamation.

Based on all of these matters and such other matters as the Independent Committee of the Board of Directors of the Corporation deemed relevant, the Independent Committee of the Board of Directors of the Corporation unanimously approved the Amalgamation Agreement. The foregoing discussion of the information and factors considered and given weight by the Independent Committee of the Board of Directors of the Corporation is not intended to be exhaustive, but is believed to include all material factors considered by the Independent Committee of the Board of Directors of the Corporation. In addition, in reaching the determination to approve and recommend the Amalgamation, the Independent Committee of the Board of Directors of the Corporation did not assign any relative or specific weight to the foregoing factors which were considered.

The Independent Committee of the Board of Directors of the Corporation appreciates that there are risks associated with the Amalgamation, including the risk that some of the potential benefits set forth above may not be realized or that there may be significant costs associated with realizing such benefits. The Independent Committee of the Board of Directors of the Corporation believes that the factors in favour of the Amalgamation outweigh the risks and potential disadvantages, although there can be no assurance in this regard.

POST-AMALGAMATION

After the Effective Date, Amalco will be a wholly-owned subsidiary of Peregrine. Former Shareholders of the Corporation will become holders of Peregrine Common Shares.

Eric Friedland will be appointed President and Chief Executive Officer of Amalco, while Alan Carter will be appointed as its Chief Operating Officer. The board of directors of Amalco will be comprised of two directors, namely Eric Friedland and Alan Carter.

Upon completion of the Amalgamation, the directors and officers of Peregrine shall continue to be the directors and officers of Peregrine. For information in respect of the directors and officers of Peregrine, see "Schedule "C" – Information Concerning Peregrine Post-Amalgamation – Directors, Officers and Promoters".

STOCK EXCHANGE LISTINGS

The outstanding Common Shares of the Corporation are currently listed and posted for trading on the Exchange. On November 2, 2005, the last day on which the Common Shares traded prior to the halting of the stock pending the announcement of the proposed Amalgamation, the closing price of the Common Shares on the Exchange was $0.12 per Common Share.

It is a condition of the completion of the Amalgamation that the Peregrine Common Shares be accepted for listing on the Exchange in substitution for the Common Shares of the Corporation.

FEES AND EXPENSES

Costs of the Amalgamation, including expenses incurred by the Corporation and Peregrine in respect of legal, accounting, professional advisory fees, transfer agent, printing and stock exchange listing fees are estimated to be $400,000 in aggregate.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following summary is applicable solely to persons who are resident or deemed to be resident in Canada for the purposes of the Tax Act and whose Common Shares are capital property to them.

Disposition of Common Shares for Peregrine Common Shares

A holder of Common Shares who acquires Peregrine Common Shares pursuant to the Amalgamation will be deemed to have disposed of the holder's Common Shares, but will realize neither a capital gain nor a capital loss on the disposition of such Common Shares. The Peregrine Common Shares received by a holder of Common Shares pursuant to the Amalgamation will be deemed to have been acquired at a cost equal to the aggregate adjusted cost base of the Common Shares held by the holder immediately prior to the Amalgamation. The adjusted cost base of the Peregrine Common Shares acquired by a holder of Common Shares pursuant to the Amalgamation must be determined by averaging such cost with the adjusted cost base of any other Common Shares then held by the holder as capital property.

Dissenting Shareholders

Dissenting Shareholders who receive the fair value of their Common Shares will be considered to have disposed of their Common Shares on the date of the Amalgamation. To the extent that Dissenting Shareholders are considered to dispose of their shares to the Corporation, and the amount ultimately paid to a Dissenting Shareholder exceeds the paid-up capital of their Common Shares, this amount will be excluded from the former holder's proceeds of disposition for the purposes of computing any taxable capital gain or, generally speaking, any allowable capital loss on disposition and will be deemed to be a taxable dividend paid by the Corporation to such Dissenting Shareholder. The deemed dividend will be treated in the same manner as if the Dissenting Shareholder had received a regular taxable dividend from the Corporation. In certain circumstances, corporations or trusts or partnerships which have corporations as beneficiaries or partners, may be denied a capital loss in respect of their Common Shares to the extent that any dividends have, or have been deemed to have, been received thereon. CRA also considers that, in certain circumstances, Dissenting Shareholders should be considered to have disposed of their Common Shares to the amalgamated corporation for proceeds of disposition equal to the amount paid to them, other than interest, if any. In view of the uncertainties under the relevant legislation as to whether amounts paid to a Dissenting Shareholder would be treated entirely as proceeds of disposition, or in part as the payment of a deemed dividend, Dissenting Shareholders should consult with their own tax advisors in this respect.

Shareholders should consult their own legal and tax advisors as to the tax consequences of the Amalgamation to determine the particular tax consequences thereof to them.

Tax considerations applicable to Shareholders resident in the United States or any other jurisdiction outside of Canada are not disclosed in this Information Circular. Shareholders resident in the United States or in any other jurisdiction outside of Canada are urged to consult their own income tax advisors as to the consequences of the Amalgamation to them.

RIGHTS OF DISSENTING SHAREHOLDERS

As indicated in the accompanying notice of this Meeting, section 238 of the *Business Corporations Act* (British Columbia) ("BCBCA") entitles a shareholder whose common shares are registered in the name of the shareholder on the Corporation's shareholder register (a "Registered Shareholder") to dissent and be paid the fair value of his or her common shares if such Registered Shareholder objects to the special resolution authorizing the Amalgamation and approving the Amalgamation Agreement (collectively, the "Amalgamation Resolution") by complying with the steps set forth in sections 238 through 247 inclusive of the BCBCA. **The following is a summary of the provisions of sections 238 through 247 inclusive of the BCBCA and does not purport to provide a comprehensive statement of the procedures to be followed by a dissenting Registered Shareholder who wishes to dissent and seek payment of the fair value of his or her common shares. Sections 238 through 247 inclusive of the BCBCA requires adherence to the procedures established therein and failure to do so may result in the loss of all dissent rights. Accordingly, each Registered Shareholder who might desire to exercise his or her dissent rights should carefully consider and comply with the provisions of that section and consult his or her legal advisor.**

In order to dissent, a Registered Shareholder intending to dissent in respect of the Amalgamation Resolution must, at least 2 days before the date on which the Amalgamation Resolution is to be passed, send to the offices of the Corporation, Attention: Secretary, Suite 3123, Three Bentall Centre, 595 Burrard Street, PO Box 49139, Vancouver, British Columbia, V7X 1J1, so as to be received by the Corporation at or before the Meeting, a written notice of dissent (a "Notice of Dissent") to the Amalgamation Resolution. In order to dissent, a Registered Shareholder must not vote his or her common shares in favour of the Amalgamation Resolution. A vote against the Amalgamation Resolution, an abstention or the execution or exercise of a proxy to vote against the Amalgamation Resolution does not constitute a Notice of Dissent, but a shareholder need not vote his or her common shares against the Amalgamation Resolution in order to dissent.

The Notice of Dissent must set out the number (and the class and series, if applicable) of common shares in respect of which dissent is being exercised under the Notice of Dissent (the "Notice Shares"). In addition, the Notice of Dissent must set out the identity of the person on whose behalf dissent is being exercised and in particular, must set out whichever of the following is applicable:

(a) If the Notice Shares constitute all of the common shares of the Corporation of which the Dissenting Shareholder is both the registered owner and beneficial owner and the Dissenting Shareholder owns no other common shares of the Corporation as beneficial owner, a statement to that effect;

(b) If the Notice Shares constitute all of the common shares of which the Dissenting Shareholder is both the registered owner and beneficial owner but the Dissenting Shareholder owns other common shares of the Corporation as beneficial owner, a statement to that effect and

 (i) the names of the registered owners of those other common shares;

 (ii) the number (and the class and series, if applicable) of those other common shares that are held by each of those registered owners; and

 (iii) a statement that Notices of Dissent are being, or have been, sent in respect of all of those other common shares.

(c) If dissent is being exercised by the Dissenting Shareholder on behalf of a beneficial owner who is not the Dissenting Shareholder, a statement to that effect and

 (i) the name and address of the beneficial owner; and

 (ii) a statement that the Dissenting Shareholder is dissenting in relation to all of the common shares of the Corporation beneficially owned by the beneficial owner that are registered in the Dissenting Shareholder's name.

A Dissenting Shareholder may claim under section 244 of the BCBCA only with respect to all common shares of the Corporation held by him or her or on behalf of any one beneficial owner and registered in his or her name.

On receipt of a Notice of Dissent, the Corporation will promptly send a notice (a "Notice of Intention to Proceed") to each Dissenting Shareholder (1) stating that the Corporation intends to act, or has acted, as the case may be, on the Amalgamation Resolution and (2) advising of the manner in which dissent is to be completed.

A Dissenting Shareholder who receives a Notice of Intention to Proceed from the Corporation must, within one month after the date of the Notice of Intention to Proceed, if the Dissenting Shareholder wishes to proceed with the dissent, send to the Corporation or its transfer agent, Pacific Corporate Trust Company, 10th floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B8:

1. a written statement that the Dissenting Shareholder requires the Corporation to purchase all of the Notice Shares;
2. the certificates, if any, representing the Notice Shares; and
3. if the dissent is being exercised by the Dissenting Shareholder on behalf of a beneficial owner who is not the Dissenting Shareholder, a written statement signed by the beneficial owner on whose behalf dissent is being exercised setting out whether or not the beneficial owner is the beneficial owner of other common shares of the Corporation and, if so, setting out:

(a) the names of the registered owners of those other common shares;

(b) the number (and the class and series, if applicable) of those other common shares that are held by each of those registered owners; and

(c) that dissent is being exercised in respect of all of those other common shares.

After the Dissenting Shareholder has complied with the aforesaid items 1 and 2 above (and item 3, if applicable), the Dissenting Shareholder is deemed to have sold to the Corporation the Notice Shares and the Corporation is deemed to have purchased those Notice Shares and, if the Corporation and the Dissenting Shareholder have agreed on the amount of the payout value of the Notice Shares, the Corporation must promptly pay that amount to the Dissenting Shareholder. Alternatively, in the event that the Corporation and the Dissenting Shareholder have not agreed on the amount of the payout value of the Notice Shares, the Corporation or the Dissenting Shareholder may apply to the court and the court may determine the payout value of the Notice Shares or order that the payout value of those Notice Shares be established by arbitration or by reference to the registrar, or a referee, of the court and make consequential orders and give directions it considers appropriate.

Promptly after a determination of the payout value for the Notice Shares has been made, the Corporation must pay to each Dissenting Shareholder the payout value applicable to that Dissenting Shareholder's Notice Shares. Alternatively, in the event that there are reasonable grounds for believing that the Corporation is insolvent or the payout would render the Corporation insolvent, the Corporation will promptly send a notice to the Dissenting Shareholder that the Corporation is unable lawfully to pay Dissenting Shareholders for their Notice Shares. It is not expected by management of the Corporation that this restriction will be applicable; however, if a Dissenting Shareholder receives such a notice from the Corporation, the Dissenting Shareholder may, within 30 days after receipt of such notice, withdraw his or her Notice of Dissent or, if the Dissenting Shareholder does not withdraw his or her Notice of Dissent, the Dissenting Shareholder will retain a status as a claimant against the Corporation, to be paid as soon as the Corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the Corporation but in priority to its shareholders.

The right of a Dissenting Shareholder to dissent with respect to his or her Notice Shares terminates and ceases to apply to the Dissenting Shareholder with respect to his or her Notice Shares if, before the payment of the payout value of the Notice Shares is made to the Dissenting Shareholder, any of the following events occur:

(a) the Amalgamation Resolution is abandoned, does not pass, is revoked, does not proceed, or is set aside by a court or court order;

(b) with respect to the Notice Shares, the Dissenting Shareholder consents to or votes in favour of the Amalgamation Resolution;

(c) the Notice of Dissent is withdrawn with the written consent of the Corporation; or

(d) the court determines that the Dissenting Shareholder is not entitled to dissent or that the Dissenting Shareholder is not entitled to dissent with respect to the Notice Shares.

The above is only a summary of the provisions of BCBCA regarding dissent rights which are technical and complex. It is recommended that any Shareholder wishing to avail himself of his right of dissent seek his own legal advice as failure to comply strictly with the provisions of the statute may prejudice his right of dissent.

TIMING

If the Meeting is held as scheduled and is not adjourned and the other conditions set forth in the Amalgamation Agreement are satisfied or waived, the Corporation expects that the Effective Date will be on or about January 11, 2006. It is not possible, however, to state with certainty when the Effective Date will occur.

The Amalgamation will become effective upon the filing with the Registrar of the Amalgamation Application, together with such other material as may be required by the Registrar and the issuance by the Registrar of the Certificate of Amalgamation.

RESALE OF PEREGRINE COMMON SHARES

Resale of Peregrine Common Shares

Canada

The Peregrine Common Shares to be issued to holders of Common Shares pursuant to the Amalgamation will be issued in reliance on exemptions from prospectus and registration requirements of applicable securities laws of the various applicable provinces in Canada and will generally be "freely tradeable" (and not subject to any "restricted period" or "hold period") if the following conditions are met: (i) the trade is not a control distribution (as defined in applicable securities legislation); (ii) no unusual effort is made to prepare the market or to create a demand for the securities that are the subject of the trade; (iii) no extraordinary commission or consideration is paid to a person or a company in respect of the trade; and (iv) if the selling securityholder is an Insider or an officer of Peregrine, the selling securityholder has no reasonable grounds to believe that Peregrine is in default of securities legislation.

United States

The Peregrine Common Shares issuable pursuant to the Amalgamation have not been and will not be registered under the U.S. Securities Act, and will be "restricted securities" within the meaning of Rule 144 under the U.S. Securities Act to the same extent and proportion that the Common Shares exchanged by a former Shareholder in connection with the Amalgamation were restricted securities. Restricted securities may not be offered or sold in the United States or to U.S. persons (as such term is defined in Regulation S under the U.S. Securities Act) except pursuant to (i) an effective registration statement under the U.S. Securities Act or (ii) an exemption from the registration requirements of the U.S. Securities Act. Unrestricted securities may generally be resold in the United States without restriction under the US. Securities Act, so long as the person selling such securities was not an "affiliate" of the Corporation or Peregrine immediately before the Amalgamation and is not an affiliate of Peregrine after the Amalgamation. An "affiliate" of an issuer is a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with such issuer, whether through the ownership of voting securities, by contract, or otherwise. Shareholders who were "affiliates" of either the Corporation or Peregrine immediately before the Amalgamation are subject to resale restrictions under the U.S. Securities Act. In addition, Shareholders who are affiliates of Peregrine after the Amalgamation will be subject to resale restrictions under the Securities Act. An "affiliate" of a person is any person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with the person specified. Directors, executive officers and persons who beneficially own 10% or more of an issuer's outstanding securities are generally considered to be "affiliates" of that issuer.

Shareholders are urged to consult their legal advisors to determine the extent of all applicable resale provisions.

RISK FACTORS

The following risk factors, as well as the other information contained in this Information Circular, including the Schedules attached hereto, should be carefully considered by Shareholders in evaluating whether to approve the Amalgamation. Some of these risk factors relate directly to the Amalgamation while others relate to the business of each of the Corporation and Peregrine independent of the Amalgamation. By voting in favour of the Amalgamation, Shareholders will be choosing to invest in Peregrine Common Shares.

If the Amalgamation is Not Completed

If the current market price of the Common Shares of the Corporation reflects an assumption that the Amalgamation will be completed, the price may decline if the Amalgamation is not completed. In addition, if the Amalgamation is not completed, the Corporation may be required to pay Peregrine the Break Fee of $2,000,000. See "The Letter Agreement—Break Fee". Moreover, the Corporation's costs related to the Amalgamation, including legal and accounting fees, must be paid even if the Amalgamation is not completed.

In addition, if the Amalgamation is not completed, the Corporation may be subject to a number of additional material risks, including the following:

(a) the Corporation may forego other opportunities which would have otherwise been available had the Letter Agreement not been executed, including, without limitation, opportunities foregone as a result of affirmative and negative covenants made by the Corporation in the Letter Agreement, such as covenants affecting the conduct of the Corporation's business outside the ordinary course of business;

(b) the Corporation may be unable to obtain additional sources of financing or conclude another sale, merger or combination on as favourable terms, in a timely manner, or at all.

The Completion of the Amalgamation is Subject to the Satisfaction of Conditions

The obligations of the Corporation and Subco to complete the Amalgamation are subject to the satisfaction or mutual waiver, where permissible, of certain conditions set forth in the Letter Agreement and the Amalgamation Agreement. Some of these conditions cannot be waived, including obtaining the requisite approval of the Subco Shareholders, the Dunsmuir Shareholders, relevant securities regulators and the Exchange. If these conditions are not satisfied, the Amalgamation will not be completed.

Waiver of Conditions

The conditions set forth in the Letter Agreement and the Amalgamation Agreement may be waived by Peregrine or the Corporation, subject to the agreement of the other party. If those conditions are waived, the Corporation will evaluate whether an amendment to the Information Circular and a re-solicitation of proxies is warranted. In the event that the Directors of the Corporation determines that re-solicitation of proxies is not warranted, the Corporation will have the discretion to complete the Amalgamation without seeking further shareholder approval.

Conflicts of Interest

In considering whether to approve the Amalgamation, Dunsmuir Shareholders should recognize that some of the members of management and the Boards of Peregrine and Subco, on the one hand, and the

Corporation, on the other hand, have interests in the Amalgamation that differ from, or are in addition to, their interests as Dunsmuir Shareholders or shareholders of Peregrine.

Endeavour Financial is being issued 60,000 Peregrine Common Shares and the Endeavour Warrant as a fee for its assistance in helping to arrange the Amalgamation. Endeavour Financial, the Corporation and Peregrine have common directors and officers. These interests are described in "Interests of Certain Persons in Matters to be Acted Upon".

Financing Risks

The Corporation and Peregrine are limited in both financial resources, and sources of operating cash flow and have no assurance that additional funding will be available to them for further exploration and development of their projects or to fulfill their obligations under any applicable agreements. There can be no assurance that Peregrine or Amalco will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of mineral exploration projects with the possible loss of such properties.

Regulatory Requirements

Even if mineral properties held by the Corporation or Peregrine are proven to host economic reserves of diamonds, precious metals or non-precious metals, factors such as governmental expropriation or regulation may prevent or restrict mining of any such deposits. Exploration and mining activities may be affected in varying degrees by government policies and regulations relating to the mining industry. Any changes in regulations or shifts in political conditions are beyond the control of the Corporation and Peregrine and may adversely affect their businesses. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, environmental legislation and mine safety.

Exploration and Mining Risks

None of the mineral properties held by the Corporation or Peregrine contains a known body of commercial ore or economic deposit of diamonds. Development of the mineral properties depends on satisfactory exploration results. Mineral exploration and development involves a high degree of risk and few properties which are explored are ultimately developed into producing mines. The long-term profitability of the operations of the Corporation and Peregrine will be in part directly related to the cost and success of exploration programs, which may be affected by a number of factors beyond their control. Mineral exploration involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Operations in which the Corporation or Peregrine have a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, development and production of diamonds, precious and non-precious metals, any of which could result in work stoppages, damage to property, and possible environmental damage. Hazards such as unusual or unexpected formations and other conditions such as formation pressures, fires, power outages, labour disruptions, flooding, explorations, cave-ins, landslides and the inability to obtain suitable adequate machinery, equipment or labour are involved in mineral exploration, development and operation. The Corporation and Peregrine may become subject to liability for pollution, cave-ins or hazards against which they cannot insure or against which they may elect not to insure. The payment of such liabilities may have a material, adverse effect on their financial position.

Both the Corporation and Peregrine will continue to rely upon consultants and others for exploration and development expertise. Substantial expenditures are required to establish ore reserves through drilling, to develop processes to extract the diamonds, precious and non-precious metals from the ore and, in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that funds required for development can be obtained on a timely basis. The economics of developing mineral properties are affected by many factors including the cost of operations, variations in the grade of ore mined, fluctuations in markets, costs of processing equipment and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. The remoteness and restrictions on access of certain of the properties in which the Corporation or Peregrine may have an interest will have an adverse effect on profitability in that infrastructure costs will be higher.

Uninsurable Risks

In the course of exploration, development and production of mineral properties, certain risks, and in particular, unexpected or unusual geological operating conditions including rock bursts, cave-ins, fires, flooding and earthquakes may occur. It is not always possible to fully insure against such risks and the Corporation and Peregrine may decide not to take out insurance against such risks as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the securities of Peregrine.

No Assurance of Titles

In those jurisdictions where the Corporation and Peregrine have property interests, they make a search of mining records in accordance with mining industry practices to confirm satisfactory title to properties in which they hold or intend to acquire an interest, but do not obtain title insurance with respect to such properties. The possibility exists that title to one or more of the properties, particularly title to undeveloped properties, might be defective because of errors or omissions in the chain of title, including defects in conveyances and defects in locating or maintaining such claims or concessions. The ownership and validity of mining claims and concessions are often uncertain and may be contested.

The Corporation and Peregrine have taken and will continue to take all reasonable steps, in accordance with the laws and regulations of the jurisdictions in which their properties are located, to ensure proper title to their properties and to properties they may acquire in the future, either at the time of acquisition or prior to any major expenditures thereon. This, however, should not be construed as a guarantee of title. There are no assurances that the Corporation or Peregrine will obtain title. Both presently owned and after-acquired properties may be subject to prior unregistered agreements, transfers, land claims or other claims or interests. In addition, third parties may dispute the rights of the Corporation or Peregrine to their respective mining and other interests. Both the Corporation and Peregrine will attempt to clear title and obtain legal opinions commensurate to the intended level of expenditures required on areas that show promise. There can be no assurance, however, that they will be successful in doing so.

Permits and Licenses

The operations of both the Corporation and Peregrine may require licenses and permits from various governmental authorities. There can be no assurance that they will be able to obtain all necessary licenses and permits that may be required to carry out exploration, development and mining operations at their projects.

Competition

The mineral industry is intensely competitive in all its phases. Both the Corporation and Peregrine compete with many companies which possess greater financial resources and technical facilities for the acquisition of mineral concessions, claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees. In addition, there is no assurance that even if commercial quantities of diamonds or ore are discovered, a ready market will exist for their sale. Factors beyond the control of both the Corporation and Peregrine may affect the marketability of any substances discovered. These factors include market fluctuations, the proximity and capacity of natural resource markets and processing equipment, government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Corporation and Peregrine not receiving an adequate return on invested capital or losing their invested capital.

Environmental Regulations

Mining operations may be subject to environmental regulations promulgated by government agencies from time to time. Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, which would result in environmental pollution. A breach of such legislation may result in imposition of fines and penalties. In addition, certain types of operations require the submission and approval of environmental impact assessments. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of operations. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the operations of the Corporation or Peregrine. Both the Corporation and Peregrine intend to fully comply with all environmental regulations.

Fluctuating Price

Revenues of both the Corporation and Peregrine, if any, are expected to be in large part derived from the mining and sale of diamonds, precious and non-precious metals. The price of those commodities has fluctuated widely, particularly in recent years, and is affected by numerous factors beyond the control of the Corporation and Peregrine including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, consumption patterns, speculative activities and increased production due to new mine developments and improved mining and production methods. The effect of these factors on the price of diamonds, base and precious metals and therefore the economic viability of any exploration projects, cannot be accurately predicted.

Conflicts Under the BCBCA and CBCA

The directors and officers of both the Corporation and Peregrine are aware of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosures by directors of conflicts of interest and both the Corporation and Peregrine will rely upon such laws in respect of any directors' and officers' conflicts of interest or in respect of any breaches of duty by any of their respective directors or officers. All such conflicts are required to be disclosed by such directors or officers in accordance with the BCBCA and CBCA, as applicable and the directors of the Corporation are required to govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law. Generally, both the BCBCA and CBCA require a director with a direct or indirect interest in a contract or transaction to disclose the nature and extent of the director's interest at a meeting of the directors. A director who has an interest in such a transaction is accountable to the Corporation for which the director serves for any profit the director receives as a result of the transaction unless the director has previously disclosed the interest in accordance with the BCBCA or

CBCA, as applicable, the board of directors subsequently approves the transaction or contract, and the interested director does not vote on the approval, or the contract or transaction was reasonable and fair to the Corporation at the time it was entered into, and after full disclosure of the nature and extent of the director's interest, it is approved by special resolution of shareholders.

Certain of the directors of both the Corporation and Peregrine are also directors, officers or shareholders of other companies that are engaged in the business of acquiring, developing and exploiting natural resource properties. Such associations may give rise to conflicts of interest from time to time. Such a conflict poses the risk that the Corporation or Peregrine may enter into a transaction on terms which place them in a worse position than if no conflict existed. The directors of both the Corporation and Peregrine are required by law to act honestly and in good faith with a view to the best interests of the Corporation and to disclose any interest which they may have in any project or opportunity of the Corporation. However, each director has similar obligations to other companies for which such director serves as an officer or director. Neither the Corporation nor Peregrine have a specific internal policy governing conflicts of interest. If a conflict of interest arises at a meeting of the board of directors, any director in a conflict will disclose his interest and abstain from voting on such matter. In determining whether or not the Corporation or Peregrine will participate in any project or opportunity, their directors will primarily consider the degree of risk to which they may be exposed and their financial position at that time.

No History of Profits or Dividends

Both the Corporation and Peregrine have a limited operating history and no history of profits or of paying dividends. Neither the Corporation nor Peregrine anticipates being profitable or paying dividends in the near future.

Shares Reserved for Future Issuance

Both the Corporation and Peregrine have a number of common shares reserved for issuance pursuant to exercise of stock options and share purchase warrants. Issuances of common shares pursuant to the exercise of such options, share purchase warrants or conversion of such debentures may result in dilution to Dunsmuir Shareholders. Refer to "Information Concerning Peregrine Post-Amalgamation – Fully Diluted Capital".

Volatility of Share Price

The price of the shares of junior resource companies in general tends to be volatile. Fluctuations in the world price for diamonds, precious metals, base metals or industrial minerals and many other elements beyond the control of the Corporation or Peregrine could materially affect the price of the Peregrine Common Shares.

OTHER MATTERS

Management of the Corporation knows of no other matters to come before the Meeting other than those referred to in the Notice of Meeting accompanying this Information Circular. However, if any other matters properly come before the Meeting, it is the intention of the persons named in the form of proxy accompanying this Information Circular to vote the same in accordance with their best judgment of such matters.

BOARD APPROVAL

The Independent Committee of the Board of Directors of the Corporation has approved the delivery of this Information Circular to the Shareholders of the Corporation.

SCHEDULE "A"

INFORMATION CONCERNING THE CORPORATION

TABLE OF CONTENTS

CORPORATE STRUCTURE

Name and Incorporation

The Corporation was incorporated under the laws of the Province of British Columbia on May 11, 2000 as 606848 B.C. Ltd. and changed its name to Dunsmuir Ventures Ltd. on July 28, 2000. The Corporation's principal office is located at Suite 301, 1250 Homer Street, Vancouver, British Columbia, V6B 1C6. Its registered and records office are located at Suite 1600, 609 Granville Street, Vancouver, British Columbia, V7Y 1C3.

The Corporation has no subsidiaries. The Corporation also has a 50% interest in American Diamonds Inc. ("ADI"), a Delaware corporation. The other 50% interest in ADI is held by Majescor Resources Inc. ("Majescor").

GENERAL DEVELOPMENT OF THE BUSINESS

History

The Corporation is a junior natural resource company whose focus is the exploration and development of diamond resource properties. All of the Corporation's properties are in the exploration stage. A summary of the Corporation's properties, assets and interests is set out below.

Strategic Diamond Alliance

By letter agreement dated May 27, 2002 as amended January 17, 2003 and July 14, 2003 (collectively the "BHP Billiton LOI"), the Corporation and BHP Billiton Group agreed to create a strategic diamond alliance (the "BHP Billiton Alliance").

Under the BHP Billiton LOI, the Corporation has agreed to incur exploration expenditures on Project Areas (as defined below) in an aggregate amount of not less than $5,500,000 as follows:

Exploration Expenditures on Project Areas

Expenditures	Work Period
$1,025,000	prior to May 27, 2003 (this amount has been expended)
$1,475,000	prior to February 28, 2004 (this amount has been expended)
$1,000,000	prior to February 28, 2005 (this amount has been expended)
$1,000,000	prior to February 28, 2006
$1,000,000	prior to February 28, 2007

BHP Billiton Group agreed to fund the Corporation in the amount of $1,000,000 during the first two years of the BHP Billiton Alliance. BHP Billiton Group purchased 1,200,000 units of the Corporation (each unit consisting of one common share and one-half of one non-transferable share purchase warrant exercisable for two (2) years at a price of $0.50 per share) at a price of $0.25 per unit for gross proceeds of $300,000 and also purchased an unsecured non-interest bearing convertible debenture in the principal amount of $200,000. The debenture was converted into 666,666 Common Shares at a price of $0.30 per Common Share. BHP Billiton Group then funded the balance of $500,000 by purchasing 500,000 Common Shares at a price of $0.32 per Common Share for gross proceeds of $160,000 and by purchasing an unsecured non-interest bearing convertible debenture in the principal amount of $340,000. The debenture will be convertible into Common Shares over a period of five years at prices ranging from $0.32 per Common Share to $0.47 per Common Share and is only repayable in limited circumstances. See "Options to Purchase Securities".

In the first year of the BHP Billiton Alliance, the Corporation was required to carry out exploration work on a minimum of three specific targets ("Project Areas"). In each of years two through five of the BHP Billiton Alliance, the Corporation is required to carry out exploration work on a minimum of two Project Areas. The Corporation has completed the required exploration work for the first three years of the BHP Billiton Alliance. Under the BHP Billiton LOI, the Corporation and BHP Billiton Group have formed a management committee (the "Management Committee") consisting of two representatives from the Corporation and two representatives from BHP Billiton Group. The Management Committee is responsible for making the decision as to which Project Area to explore in each Area of Interest. Each member of the Management Committee has one vote on all issues brought before the Management Committee. In cases of a tie vote, BHP Billiton Group's representatives have a casting vote in all matters relating to base metal exploration programs and the Corporation's committee members have a casting vote in all matters relating to diamond and gold exploration programs.

BHP Billiton Group will have certain back-in rights (the "Back-in Rights") for both Diamond Discoveries and Non-diamond Discoveries. The BHP Billiton LOI defines diamond discoveries as any single kimberlite pipe or diamondiferous dyke identified within an Area of Interest that has sufficient properties and features to be identified as a separate geological entity and which is located at least fifty metres from any known kimberlite pipes or diamondiferous dykes and for which a bulk sample of not less than 25 tonnes has been taken. The BHP Billiton LOI defines a Non-diamond Discovery as all Base Metal Discoveries, Precious Metal Discoveries and Industrial Mineral Discoveries. The BHP Billiton LOI defines Base Metal Discoveries, Precious Metal Discoveries and Industrial Mineral Discoveries as follows:

Base Metal Discovery means any mineralization identified within an Area of Interest where the expected value of the contained base metals exceeds the expected value of the contained precious metals, and specifically includes silver-zinc mineralization of the Broken Hill (Cannington) type and platinum group element mineralization of the Noril'sk and Voisey Bay types;

Precious Metal Discovery means any mineralization identified within an Area of Interest where the expected value of the contained gold, silver or platinum group elements exceed the expected value of the contained base metals, but specifically excludes:

a. silver-zinc mineralization of the Broken Hill (Cannington) type regardless of the silver content of such mineralization; and

b. platinum group element mineralization of the Noril'sk and Voisey Bay type, regardless of the platinum group element content of such mineralization;

Industrial Mineral Discovery means any mineralization within an Area of Interest where the commodity of significant value is an industrial mineral;

BHP Billiton Group may elect to exercise a Back-in Right related to a specific Diamond Discovery at any time prior to the expiration of 90 days from receiving the results of a bulk sampling program on that discovery of not less than 25 tonnes. In order to exercise its Back-in Right, BHP Billiton Group is required to pay the Corporation an amount equal to three hundred percent (300%) of all expenditures incurred by the Corporation, but only with respect to those kimberlite pipes or dykes from which a bulk sample of not less than 25 tonnes has been taken. All expenditures on targets not bulk-sampled will not be included in the calculation of expenditures for which BHP Billiton Group is required to reimburse the Corporation in order to exercise the Back-in Right.

For Non-diamond Discoveries, BHP Billiton Group is deemed to have exercised its Back-in Right upon the Management Committee approving a joint venture work program on a Non-diamond Discovery. BHP Billiton Group will be entitled to act as operator of the joint venture if preliminary results suggest a Base Metal Discovery, otherwise, the Corporation will be entitled to act as operator. Total expenditures on the first work program conducted by the joint venture may not exceed $1,500,000 unless unanimously agreed to by both parties. Either party may withdraw from the program prior to aggregate expenditures of $1,500,000 being incurred. Upon withdrawal, the withdrawing party's interest will be converted to a two percent (2%) net smelter return royalty.

Upon exercise of the Back-in Right, a joint venture would be formed between the Corporation and BHP Billiton Group in which BHP Billiton Group would hold an initial sixty percent (60%) interest and the Corporation would hold an initial forty percent (40%) interest. Upon agreement between both parties, BHP Billiton Group may increase its interest to seventy percent (70%) by incurring all costs necessary to bring a Diamond Discovery or Base Metal Discovery into commercial production, with the Corporation's thirty percent (30%) interest being carried. BHP Billiton Group would be entitled to retain ninety percent (90%) of the Corporation's cash flow from the project until all of the Corporation's project debt has been repaid to BHP Billiton Group. Failure to contribute to the joint venture will see each party's interest being diluted on a standard, straight-line basis. In the case of either party being diluted below ten percent (10%), that interest would be converted to a one percent (1%) gross production royalty in the case of a Diamond Discovery or a two percent (2%) net smelter return royalty in the case of a Non-diamond Discovery.

BHP Billiton Group will retain marketing rights for a minimum of five (5) years from the date of commercial production for all diamonds produced from mines found as a result of the BHP Billiton Alliance, and BHP Billiton Group will be entitled to a marketing fee of seven and one-half percent (7.5%) of the Corporation's share of all diamond sale proceeds. The marketing rights will continue as long as the Corporation remains indebted to BHP Billiton Group for its share of any capital costs of a developed mine.

Nanuq Property

The Nanuq Property, which consists of 23 prospecting permits covering 340,065 hectares in the Territory of Nunavut, Canada was acquired by the Corporation through permitting in early 2003 and falls under the BHP Billiton Alliance.

The Nanuq Property is the subject of a technical report entitled "Technical Report On Indicator Mineral Sampling On The Nanuq Property" dated July 9, 2003 prepared by Dr. Jennifer Pell, Ph.D., P. Geo., which is incorporated herein by reference. Dr. Pell is the Vice-President Exploration of the Corporation and the Vice-President Exploration-Diamonds of Peregrine. A copy of the technical report is available on the Sedar website at www.sedar.com.

Pursuant to the Nanuq Option Agreement, the Corporation granted to Peregrine an option to earn up to a 51% interest in both the Nanuq Property and the Nanuq South Property. Peregrine acquired a 30%

interest in the Nanuq Property by conducting a Falcon™ Survey consisting of the flying of a minimum of 7,000 line kilometres. Peregrine may acquire an additional 21% interest in the Nanuq Property (the "Second Peregrine Option"), thereby increasing its interest in the properties to 51%, by expending an additional $1,000,000 on exploration on the property on or before July 15, 2006. If Peregrine does not exercise the Second Peregrine Option, the parties have agreed to enter into a joint venture agreement with the Corporation holding a 70% interest in the properties and Peregrine a 30% interest. If Peregrine exercises the Second Peregrine Option, the parties have agreed to enter into a joint venture agreement with Peregrine holding a 51% interest in the property and the Corporation a 49% interest. The party with the greatest interest in the properties will be the operator under the joint venture. The Corporation and Peregrine have also agreed that any additional minerals claims staked or acquired within a distance of 2 kilometres from the outside boundaries of the Nanuq Property and within 20 kilometres from the outside boundary of the northern boundary of the Nanuq Property, will, upon staking or acquisition, be deemed formed part of the Nanuq Property. Pursuant to the BHP Billiton Alliance, BHP Billiton Group has the Back-in Rights on the Nanuq Property. Pursuant to an agreement dated July 15, 2004 between the Corporation, Peregrine and BHP BillitonGroup, (the "BHP Back-In Rights Waiver Agreement") the Corporation, Peregrine and BHP Billiton Group agreed that the Back-in Right under the BHP Billiton Alliance would be waived and that BHP Billiton Group would have the right to acquire up to a 65% interest in the Nanuq Property and the Nanuq South Property pursuant to the BHP Billiton Back-in Rights described under "Business of Peregrine—Falcon™System and BHP Billiton Rights" in Schedule B to this Information Circular.

The Corporation and Peregrine plan to do further work on the Nanuq Property, although no specific work program is planned at present.

Nanuq North Property

In May 2005, the Corporation entered into a letter agreement with Indicator Minerals Inc. ("Indicator") to jointly explore an area in Nunuvat ("Nanuq North Property") consisting of 51 mineral claims covering approximately 33,089 hectares that is located adjacent to the northern boundary of the Nanuq Property. The Nanuq North Property has been divided into two areas, with the Corporation's interest being 40% in the core area and 50% in the peripheral area. These prospecting permits are subject to a third party staking dispute.

Kinniksie Property

In February 2005, the Corporation acquired a 100% interest in two prospecting permits comprising 38,419 hectares in Nunavut.

Lac de Gras Property

The Lac de Gras Property consists of approximately 105 mineral claims covering approximately 103,380 hectres located in the Northwest Territories. The Corporation has the option to acquire up to a 65% interest in 41 mineral claims located on the Lac De Gras Property and up to a 100% interest in 64 mineral claims located on the Lac de Gras Property pursuant to the following agreements:

Pursuant to three separate agreements dated July 12, 2002 between Thelon and each of Mackenzie Jaims, Lane Dewar and Trevor Teed and an agreement dated November 15, 2002 between Thelon and Lawrence Stevenson (the "Head Agreements"), Thelon was granted the option to acquire up to a 100% interest in 27 mineral claims covering approximately 28,614 hectares. Thelon also acquired an additional 14 mineral claims covering approximately 13,983 hectares by staking (the "Thelon Claims"). Pursuant to a letter agreement dated February 18, 2004 (the "Thelon Letter Agreement") the Corporation may acquire up to a 65% in the Head Agreements and the Thelon Claims as follows:

(a) the Corporation may acquire a 40% interest in the Head Agreements and the Thelon Claims by issuing Thelon 300,000 Common Shares and incurring exploration expenditures of $850,000. Of the 300,000 Common Shares, 150,000 Common Shares have been issued and the balance of 150,000 Common Shares are due to be issued on or before January 2, 2006. The Corporation was required to complete exploration expenditures in the amount of $950,000 which have been completed;

(b) the Corporation may acquire a 51% interest in the Head Agreements and the Thelon Claims by making additional exploration expenditures of $1,000,000 on or before February 17, 2007;

(c) the Corporation may acquire a 60% interest in the Head Agreements and the Thelon Claims by making additional exploration expenditures of $1,000,000 on or before February 17, 2008; and

(d) the Corporation may acquire a 65% interest in the Head Agreements and the Thelon Claims by making additional exploration expenditures of $1,250,000 on or before February 17, 2009.

At such time as the Corporation has acquired a 65% interest in the property, or has acquired an interest in the property and no longer desires to acquire a further interest, the Corporation and Thelon have agreed to form a joint venture for further exploration of the property. During the term of the option granted by Thelon to the Corporation, Thelon is responsible for all cash payments and share issuances due under the Head Agreements.

Pursuant to an agreement dated January 28, 2004 between the Corporation and the Prospecting Syndicate, the Corporation was granted the option to acquire a 100% interest in 14 mineral claims covering approximately 14,423 hectares located in the Northwest Territories (the "First Prospecting Syndicate Property"). The Corporation has paid $10,000 and issued 100,000 Common Shares to the Prospecting Syndicate and in order to exercise the option and acquire a 100% interest in the First Prospecting Syndicate Property, the Corporation is required to issue a further 75,000 Common Shares to the Prospecting Syndicate on or before January 2, 2006. If the Corporation acquires a 100% interest in the First Prospecting Syndicate Property it has agreed to pay the Prospecting Syndicate a gross overriding royalty of 2% on all diamond production from the property. The Corporation may purchase one-half of the royalty at any time by paying the Property Syndicate $1,000,000.

Pursuant to an agreement dated March 31, 2004 between the Corporation and the Prospecting Syndicate, the Corporation was granted the option to acquire up to a 100% interest in 38 mineral claims covering approximately 33,797 hectares located in the Northwest Territories (the "Second Prospecting Syndicate Property"). The Corporation has paid the Prospecting Syndicate $25,000 and issued 234,300 Common Shares to the Prospecting Syndicate. In order to exercise the option and acquire a 100% interest in the Second Prospecting Syndicate Property, the Corporation is required to issue a further 175,725 Common Shares to the Prospecting Syndicate on or before April 1, 2006. If the Corporation acquires a 100% interest in the Second Prospecting Syndicate Property, it has agreed to pay a gross overriding royalty of 2% on all diamond production from the Second Prospecting Syndicate Property. The Corporation may, at any time, purchase one-half of the royalty by paying the Prospecting Syndicate $1,000,000. The Corporation has also agreed to pay the Prospecting Syndicate a discovery bonus of 50,000 Common Shares for the first kimberlite discovered on the property and a discovery bonus of 25,000 Common Shares for any subsequent kimberlite discovered on the property up to a maximum of 1,000,000 Common Shares.

Pursuant to an agreement dated August 23, 2004 between the Corporation and the Prospecting Syndicate, the Corporation was granted the option to acquire up to a 100% interest in 12 mineral claims covering approximately 12,541 hectares located in the Northwest Territories (the "Third Prospecting Syndicate Property"). The Corporation has paid the Prospecting Syndicate $9,300 and has issued 87,000 Common Shares to the Prospecting Syndicate. In order to acquire a 100% interest in the Third Prospecting Syndicate Property, the Corporation is required to issue the Prospecting Syndicate a further 65,210 Common Shares on or before September 1, 2006. If the Corporation acquires a 100% interest in the Third Prospecting Syndicate Property, it has agreed to pay the Prospecting Syndicate a gross overriding royalty of 2% on all diamond production from the Third Prospecting Syndicate Property. The Corporation may, at any, purchase one-half of the royalty by paying the prospecting syndicate $1,000,000. The Corporation has also agreed to pay the Prospecting Syndicate a discovery bonus of 50,000 Common Shares for the first kimberlite discovered on the Third Prospecting Syndicate Property and a discovery bonus of 25,000 Common Shares for any subsequent kimberlite discovered on the Third Prospecting Syndicate Property up to a maximum of 1,000,000 Common Shares.

Pursuant to an agreement amending the Thelon Letter Agreement, the Corporation and Thelon have agreed that any expenditures made by the Corporation on exploration on the First Prospecting Syndicate Property, the Second Prospecting Syndicate Property or the Third Prospecting Syndicate Property will be credited towards exploration expenditures required to be made by the Corporation under the Thelon Letter Agreement. In consideration therefore, the Corporation has agreed to pay to Thelon a 1% gross overriding royalty on all diamond production from the First Prospecting Syndicate Property, the Second Prospecting Syndicate Property and the Third Prospecting Syndicate Property. The Corporation may, at any time, purchase one-half of the royalty on each property by paying Thelon $1,000,000 per property royalty.

Pursuant to an agreement dated April 28, 2004 (the "Southern Era Option Agreement"), the Corporation granted Southern Era the option to acquire up to a 60% interest in the Dry 8 mineral claim and up to a 39% interest in the J7 mineral claim. The Corporation acquired its interest in the J7 claim pursuant to the Thelon Letter Agreement and its interest in the Dry 8 claim pursuant to the January 28, 2004 agreement with the Prospecting Syndicate (the "January 28, 2004 Agreement"). Pursuant to the Southern Era Option Agreement, Southern Era acquired a 50% interest (subject to the January 28, 2004 Agreement) in the Dry 8 mineral claim and a 32.5% interest (subject to the Thelon Agreement) in the J7 mineral claim by completing one drill hole on each of two geophysical targets contained in the Dry 8 mineral claim. Southern Era may increase its interest in the Dry 8 mineral claim to 50% (subject to the January 28, 2004 Agreement) and its interest in the J7 mineral claim to 39% (subject to the Thelon Agreement) by completing a feasibility study on either the Dry 8 or J7 mineral claim on or before April 27, 2011. Southern Era is responsible for all future exploration costs on the Dry 8 mineral claim until such time it earns a 60% interest in the Dry 8 mineral claim, at which time all further costs will be shared by the Corporation and Southern Era on a pro-rata basis based on their interests in the claim. Unless otherwise agreed between Southern Era and the Corporation, Southern Era may not conduct any exploration work on the J7 mineral claim until the Corporation has made the $4,100,000 in exploration expenditures required under the Thelon Letter Agreement, after which time the costs will be shared by the Corporation and Southern Era on a pro-rata basis based on their interests in the J7 mineral claim. Southern Era and the Corporation have agreed to enter into a joint venture agreement governing future exploration work on both the Dry 8 mineral claim and J7 mineral claim.

Pursuant to an agreement dated November 8, 2005 (the "Lac de Gras Property Option Agreement"), the Corporation granted Peregrine an option to earn a 50% interest in the Corporation's interest in the Lac de Gras property by expending an aggregate of $4.0 million on exploration by not later than March 31, 2009 on the basis of $1.0 million by March 31, 2007, $1.5 million by March 31, 2008 and the remaining $1.5 million by March 31, 2009.

To September 30, 2005, the Corporation has expended a total of approximately $1,405,481 on the Lac de Gras Property.

Lac Laparre Property

Pursuant to an agreement dated October 13, 2003 between the Corporation and Majescor, the Corporation was granted the option to acquire a 50% interest in 243 mineral claims covering approximately 12,006 hectares (the "Lac Laparre Property") located in the Otish Mountains of Quebec. In order to earn the interest, the Corporation must advance to Majescor a total of $750,000 for exploration work on the Lac La Parre Property of which $258,628 has been advanced to September 30, 2005. A further $141,372 was required to be advanced by November 1, 2005 and the balance of $350,000 must be advanced by November 1, 2006. Majescor has granted the Corporation an indefinite extension in which to advance the $141,372 which was due by November 1, 2005. Upon the Corporation earning a 50% interest in the Lac La Parre Property, the Corporation and Majescor would form a joint venture for further exploration of the property.

US Diamond Alliance

Pursuant to a letter agreement between the Corporation and Majescor dated November 19, 2002 (the "Majescor Agreement"), the Corporation and Majescor agreed to create a strategic alliance (the "US Diamond Alliance") for the purpose of exploring for diamonds in the continental United States and Alaska. Under the Majescor Agreement, neither the Corporation nor Majescor may explore for diamonds on its own in the continental United States or Alaska while the US Diamond Alliance is in effect and for a period of one (1) year after the US Diamond Alliance is terminated. Either party may withdraw from the US Diamond Alliance at any time upon giving thirty (30) days' written notice. Either party is free to pursue non-diamond opportunities at any place within the continental United States or Alaska, provided that if either party discovers diamond-bearing rock within the continental United States or Alaska while the US Diamond Alliance is in effect, that diamond discovery will immediately fall within the US Diamond Alliance. In the event that a diamond discovery is part of an unrelated agreement with a third party, one-half (½) of the interest held by the Corporation or Majescor, as the case may be, must be transferred to the other party to the US Diamond Alliance.

Majescor and the Corporation incorporated American Diamonds Inc. ("ADI") to act as the operating entity for the US Diamond Alliance. The Corporation acts as operator under the US Diamond Alliance.

Pursuant to an agreement dated June 2, 2004 between the Corporation, Majescor, ADI and Firestone (the "Firestone Joint Venture Agreement"), Firestone and ADI formed a joint venture for the exploration and development of diamonds and other minerals in the states of Nebraska, Iowa, South Dakota, Minnesota and North Dakota (the "Joint Venture Project Area"). Pursuant to the Firestone Joint Venture Agreement, Firestone has agreed to provide certain technical data to ADI. ADI has paid Firestone US$60,012 under the Firestone Joint Venture Agreement and may earn up to a 60% interest in the Joint Venture Project Area as follows:

1. ADI may earn a 30% interest in the Joint Venture Project Area by expending US$140,000 on exploration on or before June 1, 2005 and US$205,000 on exploration on or before June 1, 2006.

2. ADI may increase its interest in the Joint Venture Project Area to 50% by expending an additional US$345,000 on exploration on or before June 1, 2007; and

3. ADI may increase its interest in the Joint Venture Project Area to 60% by expending an additional US$275,000 on exploration on or before June 1, 2008.

At such time as ADI has earned an interest in the Joint Venture Project Area and is no longer earning an interest by virtue of having acquired a 60% interest or by virtue of its options to increase its interest expiring, ADI and Firestone will enter into a joint venture agreement for the purposes of further exploration and development of the Joint Venture Project Area.

A cumulative total of $101,300 has been expended by the Corporation on the U.S. Diamond Alliance to September 30, 2005. ADI is currently in default under the Firestone Joint Venture Agreement but has not yet received a notice of default from Firestone.

SELECTED CONSOLIDATED FINANCIAL INFORMATION AND MANAGEMENT'S DISCUSSION AND ANALYSIS

Selected Information

The following table sets forth a summary of unaudited financial data of the Corporation for the nine months ended September 30, 2005 and audited financial data for the Corporation for the year ended December 31, 2004. The summary audited financial data is presented in accordance with Canadian GAAP. The data set forth below should be read in conjunction with the unaudited financial statements of the Corporation and the audited financial statements of the Corporation, including the notes thereto, included in Schedule "E" to this Information Circular.

Financial Period	Total Expenses	Amounts Deferred in Connection with the Amalgamation
Year ended December 31, 2004	$ 877,951	Nil
Nine months ended September 30, 2005	$ 556,899	Nil

Management's Discussion and Analysis

Management Discussion and Analysis for the Nine Months Ended September 30, 2005

	Q3 2005	Q2 2005	Q1 2005	Q4 2004
Expenses	$ 110,670	$ 147,240	$ 298,989	$ 235,174
Loss before income taxes and property write-offs	(98,831)	(136,902)	(301,599)	(228,454)
Future income tax recovery	-	-	356,000	-
Property write-offs	-	-	(55,876)	(50,379)
Loss for the period	$ (98,831)	$ (136,902)	$ (1,475)	$ (278,883)
Basic and diluted loss per share	$ (0.00)	$ (0.00)	$ (0.00)	$ (0.01)

	Q3 2004	Q2 2004	Q1 2004	Q4 2003
Expenses	$ 146,194	$ 218,202	$ 278,381	$ 372,745
Loss before property write-offs	(139,695)	(173,803)	(216,694)	(362,975)

	Q3 2004	Q2 2004	Q1 2004	Q4 2003
Property write-offs	-	-	-	(678,105)
Loss for the period	$ (139,695)	$ (173,803)	$ (216,694)	$ (1,041,080)
Basic and diluted loss per share	$ (0.00)	$ (0.01)	$ (0.01)	$ (0.02)

Over the past eight quarters, income was relatively consistent, ranging from $1,239 in Q2, 2005 to $61,687 in Q1, 2004. The higher income balances in Q1 and Q2, 2004 were attributed to recoveries of property expenditures of $45,453 and $32,742, respectively, with the residual pertaining to interest income.

Over the past eight quarters, expenses, before property write-offs, have ranged from $110,670 in Q3, 2005 to $372,745 in Q4, 2003. The majority of the expenses for the nine months ended Q3, 2005 consisted of stock-based compensation of $169,757, salaries and benefits of $132,431 and consulting fees of $87,500. The stock-based compensation was the fair value of the 1,500,000 stock options granted to directors, employees and consultants in February 2005 using the Black-Scholes option pricing model. The consulting fees consisted exclusively of fees charged by Endeavour Financial, a company in which two directors of the Corporation are directors. Endeavour Financial is contracted, on a month-to-month basis, to provide financial advisory and corporate management services to the Corporation.

Management Discussion and Analysis for the Year Ended December 31, 2004

Selected Annual Information and Results of Operations

The following operations information is for the years ended December 31.

	2004	2003	2002
Total assets, December 31	$ 5,348,861	$ 4,655,911	$ 2,356,375
Revenues	119,305	28,303	18,797
Expenses	877,951	922,505	496,959
Loss for the year before property write-downs	(758,646)	(894,202)	(478,162)
Property write-downs	(50,379)	(909,162)	-
Loss for the year	$ (809,025)	$ (1,803,364)	$ (478,162)
Basic and diluted loss per common share	$ (0.03)	$ (0.11)	$ (0.06)
Weighted average number of common shares outstanding	28,708,869	15,688,508	7,739,192

Total assets increased from $4,655,911 at December 31, 2003 to $5,348,861 at December 31, 2004, a difference of $692,950. The most significant items contributing to the increase in total assets was an increase in mineral properties of $2,841,700 and an increase in receivables of $471,226. The receivables at December 31, 2004 were comprised of a receivable from Peregrine of $192,814 (2003: $Nil), a goods and services tax receivable of $165,215 (2003: $24,795), a receivable from Majescor of $58,412 (2003: $Nil) and other receivables of $88,734 (2003: $9,154). This was partially offset by a decrease in cash and cash equivalents of $2,531,938 and a decrease in prepaid expenses and deposits of $88,038.

Cash flow analysis

The decrease of $2,531,938 in cash and cash equivalents was a result of net mineral property expenditures of $2,779,867 and net cash used in operating activities of $886,289, partially offset by net proceeds of $1,134,218 from a February, 2004 private placement and a July, 2004 equity financing.

Selected quarterly information

	Q4 2004	Q3 2004	Q2 2004	Q1 2004
Expenses	$ 235,174	$ 146,194	$ 218,202	$ 278,381
Loss before property write-offs	(228,454)	(139,695)	(173,803)	(216,694)
Basic and diluted loss per share before property write-offs	$ (0.01)	$ (0.00)	$ (0.01)	$ (0.01)
Net loss for the period	(278,833)	(139,695)	(173,803)	(216,694)
Basic and diluted loss per share	$ (0.01)	$ (0.00)	$ (0.01)	$ (0.01)

	Q4 2003	Q3 2003	Q2 2003	Q1 2003
Expenses	$ 372,745	$ 263,635	$ 127,047	$ 159,080
Loss before property write-offs	(362,975)	(256,050)	(122,592)	(152,585)
Basic and diluted loss per share before property write-offs	$ (0.02)	$ (0.02)	$ (0.01)	$ (0.01)
Net loss for the period	(1,041,080)	(487,107)	(122,592)	(152,585)
Basic and diluted loss per share	$ (0.05)	$ (0.03)	$ (0.01)	$ (0.01)

Over the past eight quarters, income was relatively consistent, ranging from $4,455 in Q2, 2003 to $61,687 in Q1, 2004. The higher income balances in Q1 and Q2, 2004 were attributed to recoveries of property expenditures of $45,453 and $32,742, respectively, with the residual pertaining to interest income.

Over the past eight quarters, expenses have ranged from $127,047 in Q2, 2003 to $372,745 in Q4, 2003. The total expenses for 2004 were $877,951 (2003: $922,505). In addition, there were property write-offs of $50,379 in 2004 (2003: $909,162). Salaries and benefits of $212,675 (2003: $228,320), consulting fees of $171,599 (2003: $183,996), investor relations expense of $168,548 (2003: $115,810) and professional fees of $116,820 (2003: $75,249) comprised the majority of the expenses. The majority of the consulting fees ($120,000 in both 2004 and 2003) were charged by Endeavour Financial, a company in which two directors of the Corporation are directors. Endeavour Financial is contracted, on a month-to-month basis, to provide financial advisory and corporate management services to the Corporation as disclosed under "Executive Compensation – Management Contracts" in Schedule "A" above. The majority of the investor relations expense ($126,775 in 2004 and $87,183 in 2003) was comprised of road show expenses and presentation materials. The professional fees consisted of $75,564 in legal fees (2003: $56,849) and $41,256 in audit and accounting fees (2003: $18,400). The write-off of $50,379 in 2004 was the result of the Corporation dropping its option on the North West Lake Property.

Mineral properties

Data regarding capitalized costs for the Corporation's projects are detailed in the chart below:

	BHP Billiton Stategic Alliance							
	Nanuq Property	Nanuq South Property	North West Lake Property	US Diamond Alliance	Lac Laparre Property	Lac de Gras Properties	Firestone	December 31, 2004
Acquisition costs:								
Balance, beginning of year	$ -	$ 257,546	$ -	$ -	$ -	$ -	$ -	$ 257,546
Staking	-	-	656	-	21,859	14,034	-	36,549
Cash paid	-	-	-	-	-	144,300	40,744	185,044
Shares issued	-	-	-	-	-	112,212	-	112,212
Recovered costs	-	-	-	-	-	(20,915)	-	(20,915)
	-	-	656	-	21,859	249,631	40,744	312,890
Written-off	-	-	(656)	-	-	-	-	(656)
Balance, end of year	-	257,546	-	-	21,859	249,631	40,744	569,780
Exploration costs:								
Balance, beginning of year	878,830	256,797	45,970	61,112	1,875	-	-	1,244,584
Air support and fuel	594,017	5,740	-	-	-	52,931	5,300	657,988
Assaying, testing and analysis	84,222	70,312	165	32,804	-	22,369	11,861	221,733
Consultants	115,805	-	976	27,143	93,567	24,024	26,426	287,941
Drilling	284,570	-	-	-	-	-	-	284,570
Field supplies and miscellaneous costs	47,604	-	-	326	1,147	159	55	49,291
Geophysical survey	115,630	-	-	-	-	588,336	-	703,966
Office and salaries	46,708	4,062	708	14,292	104	17,479	1,417	84,770
Shipping	12,265	-	-	660	-	-	39	12,964
Travel and accomodation	271,030	-	1,904	5,629	(293)	37,395	2,938	318,603
Recovered costs	-	-	-	(42,637)	-	-	-	(42,637)
	1,571,851	80,114	3,753	38,217	94,525	742,693	48,036	2,579,189
Written-off	-	-	(49,723)	-	-	-	-	(49,723)
Balance, end of year	2,450,681	336,911	-	99,329	96,400	742,693	48,036	3,774,050
Total costs	$2,450,681	$ 594,457	$ -	$ 99,329	$ 118,259	$ 992,324	$ 88,780	$ 4,343,830

DESCRIPTION OF THE SECURITIES

The Corporation's authorized capital consists of an unlimited number of voting common shares without par value (defined herein as the "Common Shares") of which 38,811,733 Common Shares are issued and outstanding fully paid and non-assessable as of the close of business on the Record Date and an unlimited number of preferred shares without par value, none of which have been issued. The preferred shares will rank in priority to the Common Shares with respect to the payment of dividends and on any distribution of the assets of the Corporation on dissolution or winding up, and are issuable in one or more series with such special rights, preferences, conditions, restrictions, limitations and prohibitions as the directors may determine from time to time. The holders of Common Shares are entitled to one vote for each Common Share held. Holders of preferred shares are not entitled as a class to any voting rights nor to receive notice or attend meetings of Shareholders except as provided for in the BCBCA. The directors of the

Corporation may, however, by resolution affixing the preferences, rights, conditions, restrictions, limitations and prohibitions of a series, attach voting rights to the preferred shares of such series.

On the Effective Date of the Amalgamation, each Shareholder (other than Dissenting Shareholders) will receive one Peregrine Common Share in exchange for every twenty (20) Common Shares of the Corporation.

OPTIONS TO PURCHASE SECURITIES

Stock Option Plan

The Corporation has a "rolling" stock option plan dated May 12, 2003 (the "Dunsmuir Stock Option Plan") which was re-approved at the Corporation's last annual general meeting of its shareholders held June 2, 2005. Pursuant to the Dunsmuir Stock Option Plan, the Board of Directors of the Corporation are authorized to grant options to directors, officers, employees and consultants of the Corporation.

Some of the key provisions of the Dunsmuir Stock Option Plan are as follows:

(a) the Dunsmuir Stock Option Plan reserves a rolling maximum of 10% of the issued Common Shares of the Corporation at the time of a stock option grant;

(b) no more than 5% of the Common Shares outstanding at the time of grant may be reserved for issuance to any one individual in any 12 month period;

(c) no more than 2% of the Common Shares outstanding at the time of grant may be reserved for issuance to any consultant (as defined in the policies of the Exchange) in any 12 month period;

(d) no more than an aggregate of 2% of the Common Shares outstanding at the time of grant may be reserved for issuance to any person conducting investor relations activities (as defined in the policies of the Exchange) in any 12 month period;

(e) the minimum exercise price of an incentive stock option cannot be less than the market price (as determined by the policies of the Exchange) of the Common Shares less any applicable discount pursuant to the policies of the Exchange;

(f) options may have a maximum exercise period of five years; and

(g) options are non-assignable and non-transferable.

The Dunsmuir Stock Option Plan contains provisions for adjustment in the number of Common Shares or other property issuable on exercise of incentive stock options in the event of a share consolidation, split, reclassification or other relevant change in the Common Shares, or an amalgamation, merger or other relevant change in the Corporation's corporate structure, or any other relevant change in the Corporation's capitalization.

Stock Options

The following Dunsmuir Options have been granted pursuant to the Dunsmuir Stock Option Plan and are outstanding as at the Record Date:

Name	Number of Common Shares Subject to Options	Exercise Price ($)	Expiry Date
Gordon Keep	50,000 25,000 100,000	$ 0.35 $ 0.36 $ 0.20	October 7, 2008 April 13, 2009 February 2, 2010
Clive Johnson	100,000	$ 0.20	February 2, 2010
Neil Woodyer	100,000	$ 0.20	February 2, 2010
Alan Carter	500,000	$ 0.20	February 2, 2010
Jennifer Pell	250,000 75,000 50,000	$ 0.33 $ 0.35 $ 0.36	May 29, 2007 October 7, 2008 April 13, 2009
Consultants as a group	5,000 34,000 15,000 40,000 55,000 350,000	$ 0.35 $ 0.38 $ 0.35 $ 0.40 $ 0.36 $ 0.20	December 12, 2005 February 18, 2008 October 7, 2008 January 23, 2009 April 13, 2009 February 2, 2010
Charitable organizations as a group	100,000	$ 0.20	February 2, 2010

On the completion of the Amalgamation, the number of Peregrine Common Shares issuable on exercise of the Dunsmuir Options will be reduced by the Exchange Ratio and the exercise price of the Dunsmuir Options will be increased by a factor of twenty.

Warrants

The Corporation also has Dunsmuir Warrants held by Insiders and employees of the Corporation entitling them to purchase an aggregate of 125,000 Common Shares as set forth in the following table:

Name	Number of Common Shares Subject to Warrants	Exercise Price ($)	Expiry Date
Dr. Alan Carter	125,000	$ 0.15	August 17, 2007

In addition, persons who are neither insiders nor employees of the Corporation hold share purchase warrants entitling them to purchase up to 5,875,000 Common Shares at a price of $0.15 per Common Share on or before August 17, 2007.

On the completion of the Amalgamation, the number of Peregrine Common Shares issuable on exercise of the Dunsmuir Warrants will be reduced by the Exchange Ratio and the exercise price of the Dunsmuir Warrants will be increased by a factor of twenty.

Dunsmuir Convertible Debenture

BHP Billiton Group holds an unsecured, non-interest bearing convertible debenture (the "Dunsmuir Convertible Debenture") in the principal amount of $340,000 which is convertible into Common Shares at a price of $0.37 per Common Share until July 31, 2006, at a price of $0.42 per Common Share from August 1, 2006 to July 31, 2007 and at a price of $0.47 per Common Share from August 1, 2007 to July 31, 2008. The Dunsmuir Convertible Debenture matures on July 31, 2008 and is automatically convertible into Common Shares on the maturity date, provided that such conversion will not result in BHP Billiton Group holding ten percent (10%) or more of the issued and outstanding Common Shares. If the conversion of the entire principal amount of the Dunsmuir Convertible Debenture on its maturity date would result in BHP Billiton Group holding ten percent (10%) or more of the issued and outstanding Common Shares, then the principal amount of the Dunsmuir Convertible Debenture will be converted only to the extent that BHP Billiton Group does not hold more than ten percent (10%) of the issued and outstanding Common Shares and the balance of the principal amount will be paid by the Corporation to BHP Billiton Group in cash. On the completion of the Amalgamation, the number of Peregrine Common Shares which may be acquired on conversion of the Dunsmuir convertible Debenture will be reduced by the Exchange Ratio and the conversion price increased by a factor of twenty.

PRIOR SALES AND STOCK EXCHANGE PRICE

Prior Sales

Since incorporation, an aggregate of 38,811,733 Common Shares of the Corporation have been issued. Since January 1, 2005, the following Common Shares have been issued:

Date	Reason for Issuance	Price Per Share	Number of Shares	Amount $
December 31, 2004	Balance issued	N/A	32,116,083	$ 7,558,461
April 6, 2005	Property Payment	$ 0.15	117,150	$ 17,573
August 16, 2005	Private Placement	$ 0.12	6,000,000 [(1)]	$ 720,000
September 28, 2005	Property Payment	$ 0.10	43,500	$ 4,350
November 21, 2005	Option Exercises	$ 0.15	330,000 [(2)]	$ 49,500
November 23, 2005	Option Exercises	$ 0.15	205,000 [(3)]	$ 30,750
TOTALS:		N/A	**38,811,733**	**$ 8,380,634**

(1) Of these, a total of 816,500 shares were issued to non-arm's length parties, as follows: Alan Carter 125,000, Wendy Mathison 41,500, Eric Friedland 300,000, and Richard Cohen 350,000.

(2) Of these, a total of 165,000 were exercised by Gordon Keep and 165,000 by Neil Woodyer, both of whom are non-arm's length parties to the Corporation.

(3) Of these, 165,000 were exercised by Clive Johnson and 40,000 were exercised by Michael Kennedy, both of whom are non-arm's length parties to the Corporation.

Stock Exchange Price

The issued and outstanding Common Shares of the Corporation have been listed on the Exchange under the trading symbol "DVV". The following tables set forth the reported high and low sale prices (which are not necessarily the closing prices) and the trading volumes for the Common Shares for the periods indicated as reported by the Exchange.

Month Ended	High ($)	Low ($)	Volume (#)
November 1 and 2, 2005 (1)	0.135	0.12	57,000
October 31, 2005	0.145	0.095	755,500
September 30, 2005	0.12	0.085	867,500
August 31, 2005	0.145	0.10	510,000
July 31, 2005	0.14	0.105	197,000

Quarter Ended	High ($)	Low ($)	Volume (#)
June 30, 2005	0.16	0.095	1,126,500
March 31, 2005	0.23	0.15	1,952,600
December 31, 2004	0.22	0.125	3,468,065
September 30, 2004	0.32	0.175	6,089,000
June 30, 2004	0.35	0.14	3,066,375
March 31, 2004	0.49	0.285	6,744,501
December 31, 2003	0.40	0.275	4,529,298

Notes:

(1) Effective at the opening on November 3, 2005, trading in the Common Shares was halted at the request of the Corporation pending the announcement of the proposed Amalgamation.

LEGAL PROCEEDINGS

Management knows of no legal proceedings, contemplated or actual, involving the Corporation which could materially affect the Corporation.

AUDITOR, TRANSFER AGENTS AND REGISTRARS

Auditor

The auditor for the Corporation is Davidson & Company, Chartered Accountants, 12th floor, 609 Granville Street, Vancouver, British Columbia, V7Y 1G6.

Transfer Agent and Registrar

The registrar and transfer agent for the Corporation is Pacific Corporate Trust Company, 10th floor, 625 Howe Street, Vancouver, British Columbia, V6B 3B8.

MATERIAL CONTRACTS

Following is a list of all material contracts of the Corporation on completion of the Amalgamation:

1. Amalgamation Agreement dated November 18, 2005 between the Corporation, Peregrine and Subco (see "General Development of the Business of the Corporation" above).

2. Property Option Agreement dated November 8, 2005 between the Corporation and Peregrine (see "General Development of the Business of the Corporation – Properties" above);

3. Financial Advisory Agreement with Endeavour Financial Ltd. dated May 31, 2002 (see "Management Contracts" above).

Schedule "B"

INFORMATION CONCERNING PEREGRINE

TABLE OF CONTENTS

INTRODUCTION

This Schedule "B" contains certain information on Peregrine and Subco, its current wholly-owned subsidiary. Certain capitalized terms used in this Schedule "B" without definition have the meanings ascribed to them in the "Glossary of Terms" in the Information Circular to which this Schedule "B" is attached.

All dollar ($) amounts stated in this Schedule "B" refer to Canadian dollars, unless otherwise indicated. Reference to "U.S.$" are to United States dollars.

CORPORATE STRUCTURE

Name and Incorporation

Peregrine Diamonds Ltd. ("Peregrine") was incorporated under the CBCA on November 19, 2002. Peregrine's head office is located at Suite 301—1250 Homer Street, Vancouver, British Columbia V6B 1C6. Its registered and records office is also located at the head office.

Peregrine Holdings Ltd. ("Subco") was incorporated under the BCBCA on November 18, 2005 as a wholly-owned subsidiary of Peregrine in order to facilitate the business combination of Peregrine and Dunsmuir. Subco is currently Peregrine's only subsidiary. Subco's head office is located at Suite 301—1250 Homer Street, Vancouver, British Columbia V6B 1C6. Its registered and records office is also located at the head office.

Pursuant to the Amalgamation, Subco will be amalgamating with Dunsmuir under the BCBCA to form Amalco which will be a wholly-owned subsidiary of Peregrine.

BUSINESS OF PEREGRINE

Peregrine is a mineral exploration company with mineral interests presently consisting of potential diamond-producing mineral properties located in the Northwest Territories and Nunavut in Canada. Peregrine's primary diamond project is its 54.475% interest in the WO Property, located in the Northwest Territories, which contains the 9-plus hectare DO-27 kimberlite pipe. Peregrine also holds an exclusive licence granted by BHP Billiton to use BHP Billiton's Falcon™ airborne gravity gradiometer system (the "Falcon™ System") for all of North, Central and South America.

History

Peregrine's business was founded further to the exclusive licence granted by BHP Billiton to use BHP Billiton's Falcon™ System for all of North, Central and South America. See "Falcon™ System and BHP Billiton Rights". Initially, the focus of Peregrine's exploration efforts was on certain properties held by BHP Billiton in Peru and in the Northwest Territories. In 2003, Peregrine conducted Falcon™ System surveys over prospective areas in Peru and over the IM Property and the TW Property in the Northwest Territories. In 2004, Peregrine exercised its options to acquire BHP Billiton's interests in the IM Property and the TW Property.

In 2004 and 2005, Peregrine began to assemble a portfolio of mineral property interests in other areas of the Northwest Territories, as well as in Nunavut, Argentina, Chile and Mexico, by way of acquisition or option agreements with BHP Billiton, agreements with other third parties or staking. The properties in the Northwest Territories and Nunavut represented Peregrine's potential diamond-producing properties ("Diamond Assets") and the other properties represented potential copper and other metals-producing mineral properties ("Metals Assets").

In April 2004, Peregrine purchased all of BHP Billiton's 38.475% interest in the WO Property. In February 2005, Peregrine commenced and funded a bulk sampling program on the DO-27 kimberlite pipe in order to increase its interest in the WO Property to 54.475%. Upon Peregrine agreeing to solely fund a further $500,000 core drilling program at DO-27 by the end of 2005, Peregrine's interest in the WO Property was increased to 54.475% and the interests of the remaining joint venture partners was proportionately reduced. Information from the 2005 drilling programs is presently being used for the preparation of an independent scoping/pre-feasiblity study by SRK Consultants of Vancouver. A further $14 million, 2,000 tonne drilling program on DO-27 is planned to start in February 2006.

On October 14, 2005, Peregrine completed a distribution to its shareholders of all of the shares in Peregrine Metals Ltd. ("Peregrine Metals") which held Peregrine's Metal Assets. The purpose of the transaction was to separate Peregrine's Metal Assets from its Diamond Assets so that the full potential of these groups of assets could be independently realized. As a result, the stated capital of the Peregrine Common Shares was reduced by the value of the shares in Peregrine Metals distributed, which value was determine by the Board of Directors of Peregrine to be $2,968,175. The Metal Assets represented under 10% of Peregrine's assets at the date of the distribution.

Since July 2004, Peregrine and Dunsmuir have been in discussions with respect to a business combination of the two companies which culminated in the companies entering into the Letter Agreement on November 8, 2005.

Since inception in 2002, Peregrine has raised $28.4 million through private equity financings to fund its exploration programs and, in conjunction with the Amalgamation, will be undertaking the Private Placement to raise up to $40 million ($50 million if the Over-Allotment Option is exercised).

Falcon™ System and BHP Billiton Rights

Pursuant to an agreement dated as of December 11, 2002 (the "BHP Falcon Agreement"), Peregrine has exclusive rights to: (a) market and promote the commercial application of the Falcon™ technology throughout North, Central and South America; (b) enter into agreements with third parties for the deployment by BHP Billiton of the Falcon™ technology within North, Central and South America; and (c) secure the deployment of the Falcon™ technology in North, Central and South America by BHP Billiton by using the Falcon™ System.

The Falcon™ System is an airborne geophysical system that incorporates a gravity gradiometer as well as a stinger magnetometer, differential GPS, radar and baro altimeters, and laser topographic and radiometric scanners, all of which are operated from a Cessna Grand Caravan aircraft. The Falcon™ System generates a continuous set of data streams as the aircraft flies at speeds up to 180 kilometres per hour.

The Falcon™ System is the first high-resolution gravity gradiometer capable of direct mineral deposit detection under certain conditions. The purpose of using this system is to screen very large areas for mineral occurrences at a speed that is orders of magnitude faster than ground-based gravity surveys. This provides Peregrine with the possibility to "fly and drill" in the same field season on certain projects.

Peregrine currently has the right and obligation to use the Falcon™ System for not less than 40,000 flight line kilometres annually. The costs to Peregrine for use of the Falcon™ System is at BHP Billiton's costs and is in the order of U.S.$50 to U.S.$100 per flight line kilometre depending on the size and location of the individual surveys flown. These costs are subject to any change in such costs charged by third party service providers and suppliers. Subject to any requirements of BHP Billiton, Peregrine has agreed to grant Peregrine Metals the right to use, at Peregrine Metals' cost, the Falcon™ System to fly up to 20,000 line kilometres annually in connection with Peregrine Metals' properties. Unless agreed to by BHP Billiton, Peregrine may not direct deployment of the Falcon™ System by BHP Billiton on mineral properties in which Peregrine does not have an existing direct or indirect interest.

The exclusive licence under the BHP Falcon Agreement is in effect until September 30, 2006 with renewal rights for a further three years, subject to: (a) Peregrine having flown a minimum aggregate of 157,500 line kilometres of surveys using the Falcon™ System during the initial three-year term; (b) Peregrine having maintained a focus on exploration for certain categories of diamond deposits and nickel-copper-platinum group mineral resources using the Falcon™ System during the initial three-year term; and (c) Peregrine having sufficient funds available at the date of renewal to complete not less than 26,250 line kilometres of surveys using the Falcon™ System during the first six months of the renewal term.

Pursuant to the BHP Falcon Agreement, BHP Billiton agreed to provide equity financing to Peregrine on the same terms as private placements being conducted by Peregrine to June 2003 and was granted the right (the "BHP Pro Rata Purchase Right") to maintain its pro rata shareholding in Peregrine during subsequent equity financings or other transactions involving the issuance of securities of Peregrine. The BHP Pro Rata Purchase Right terminates if BHP Billiton elects not to participate in two consecutive equity financings by Peregrine, provided that BHP Billiton's rights to participate in any non-equity financing transactions would not be affected. BHP Billiton currently holds 13.5% of the outstanding Peregrine Common Shares.

Under the BHP Falcon Agreement, BHP Billiton has option rights on Peregrine's interests in mineral properties over which Peregrine has done a Falcon™ System survey ("Falcon Back-in Rights"). If any such property has an inferred resource which has been independently determined to have 30,000,000 tonnes with an average grade of 1 carat per tonne, or 30,000,000 contained carats equivalent to U.S.$3 billion of in-ground value, BHP Billiton would have the right to acquire a 51% interest in the property by reimbursing Peregrine five times its expenditures on the property. BHP Billiton may then earn an additional 7% interest in the deposit by paying all the costs of and delivering to Peregrine a bankable feasibility study on the project. BHP Billiton may earn a further 7% interest, bringing the total to 65% for BHP Billiton and 35% for Peregrine, if BHP Billiton arranges all the production financing to bring the deposit to production. At this point, Peregrine would have a 35% carried interest in a deposit worth more than U.S.$3 billion. In addition, Peregrine would retain 8.75% of production revenue, ahead of debt service, from the commencement of commercial production. Any joint expenditures that are not the sole responsibility of BHP Billiton will have to be approved by both Peregrine and BHP Billiton.

Under the BHP Falcon Agreement, BHP Billiton also has the right to market all of Peregrine's share of production from any diamond deposits in respect of which the Falcon™ System has been employed in the discovery process and which are located within economic trucking distance of the same processing facility and have an aggregate tonnage of 60 million tonnes and an average ore value of at not less than U.S.$100 per tonne. The term of this right extends for a period of five years from the date of commencement of commercial production on any such deposits and may be renewed thereafter by mutual consent. BHP Billiton is entitled to receive a marketing fee equal to 7% of the gross revenue generated through the marketing and sale of diamonds produced from such diamond deposits.

Peregrine and BHP Billiton have also entered in a Memorandum of Understanding dated as of July 15, 2004 pursuant to which BHP Billiton group companies may grant Peregrine an option to acquire a 100% interest in mineral exploration projects held by them, subject to BHP Billiton group companies having, once Peregrine has made certain exploration expenditures on the project, staged back-in rights ("BHP Billiton Back-in Rights") to re-acquire interests from 45% to 75% in each project by paying Peregrine certain specified amounts.

PROPERTIES OF PEREGRINE

WO Property

Peregrine retained Howard G. Coopersmith, P.Geo., of Fort Collins, Colorado to prepare a technical report on the WO Property in accordance with National Instrument 43-101. Mr. Coopersmith's technical report dated November 16, 2005, as amended December 6, 2005, entitled "Technical Report on the 2005 Program, DO-27 Kimberlite Pipe, WO Property, Northwest Territories, Canada" (the "Technical Report") provides the basis for the information on the WO Property described below. The Technical Report will be filed on SEDAR and will also be available for inspection on request.

Property Description and Location

The WO Property containing the diamondiferous DO-27 kimberlite deposit and a number of other kimberlites is located approximately 300 kilometres north-northeast of the city of Yellowknife in the Northwest Territories, Canada (see Figure 1). It comprises 14 mineral claims and 3 mineral leases (see Figure 2).

By agreement dated April 21, 2004, Peregrine acquired a 38.475% interest in the WO Property from BHP Billiton. For this interest in the WO Property, Peregrine has paid BHP Billiton $300,000 in cash and issued to BHP Billiton 200,000 Peregrine Common Shares at a deemed issue price of $1.50 per share. The WO Property is not subject to either the Falcon Back-in Rights or the BHP Billiton Back-in Rights.

The terms of a letter agreement dated December 6, 2002, as amended September 20, 2004 and June 13, 2005 (collectively, the "WO Property Agreement") presently govern the interests in the WO Property held by Peregrine and its joint venture partners. Pursuant to the WO Property Agreement, Peregrine increased its interest to 54.475% in the WO Property by solely funding a bulk sampling program and by agreeing to proceed with a $500,000 core drilling program on the DO-27 project to be completed by December 2005. Thereafter, all further expenditures, including additional expenditures to be made on the core drilling program, are to be made by the joint venture partners in accordance with their respective interests in the WO Property or their interests will be diluted. The property ownership is currently:

Peregrine Diamonds Ltd.	—	54.475%
DHK Resources Inc.	—	20%
Aber Diamond Corp.	—	7.35%
Southern Era	—	4.9%
Archon Minerals Limited	—	13.275%

Kennecott Canada Inc. and Aber Diamond Corp. hold a 1% and 0.3% gross overriding royalty, respectively.

Peregrine is the operator of the WO property and has 92.65% of the diamond marketing rights for the first five years of commercial production on any mine on the WO property. Aber Diamond Corp. has the exclusive right to market its proportionate share (currently 7.35%) of diamonds produced from the WO Property for the life of any mine on the property. If at any time Aber Diamond Corp. wishes not to market its share of diamonds, it shall first offer its marketing right to Peregrine.

Figure 1 - General Location of WO Property


North Pole
Pôle nord
CANADA
ARCTIC OCEAN
OCEAN ARCTIQUE
NORTHWEST TERRITORIES
TERRITOIRES DU NORD-OUEST
C Malloch
Prince Patrick I
C Manning
Melville I
776
NUNAVUT
N
C Prince Alfred
Beaufort Sea
Mer de Beaufort
Banks I
RELIEF in metres / en metres
3 000
2 000
1 500
1 000
700
500
300
200
100
0 Sea level / Niveau de la mer
Spot elevation / Point coté
International boundary / Frontière internationale
Provincial, territorial boundary / Limite provinciale et territoriale
USA É-U d'A
ALASKA
Mackenzie Bay
Richards I
732
Victoria I
655
Amundsen Gulf
Inuvik
876
WO PROPERTY
YUKON TERRITORY
TERRITOIRE DU YUKON
Great Bear Lake
Arctic Circle
Cercle arctique
Grand lac de l'Ours
NUNAVUT
Mackenzie
1 577
2 773
Yellowknife
Thelon R
Great Slave Lake
Grand lac des Esclaves
Scale / Echelle
200 0 200 400 600
km
ALBERTA
SASKATCHEWAN

Figure 2 – Claim Map, WO Property


N
ow22
ow21
ow20
ow19
SAS1
TT3
TT1
ow18
TT2
SAS2
SAS3
438 ±
439
440
433 ±
TT4
TT5
TT6
McKay
TT7
TT8
TT9
402 ±
Lake
LAKE
0
2.5
kilometers

WO Property Mineral Claims and Mineral Leases

Claim	Name	Registered Owner Name	NTS	Recorded	Anniversary	Acres	Hectares	Status
F75861	TT 1	Peregrine Diamonds Ltd.	76C/05	2/20/2002	2/20/2006	2375.9	961.49	ACTIVE
F75862	TT 2	Peregrine Diamonds Ltd.	76C/05	2/20/2002	2/20/2006	2582.5	1045.1	ACTIVE
F75863	TT 3	Peregrine Diamonds Ltd.	76C/05	2/20/2002	2/20/2006	258.25	104.51	ACTIVE
F75864	TT 4	Peregrine Diamonds Ltd.	76C/04	2/20/2002	2/20/2006	2582.5	1045.1	ACTIVE
F75865	TT 5	Peregrine Diamonds Ltd.	76C/04	2/20/2002	2/20/2006	2582.5	1045.1	ACTIVE
F75866	TT 6	Peregrine Diamonds Ltd.	76C/04	2/20/2002	2/20/2006	2582.5	1045.1	ACTIVE
F75867	TT 7	Peregrine Diamonds Ltd.	76C/04	2/20/2002	2/20/2006	2582.5	1045.1	ACTIVE
F75868	TT 8	Peregrine Diamonds Ltd.	76C/04	2/20/2002	2/20/2006	2582.5	1045.1	ACTIVE
F75869	TT 9	Peregrine Diamonds Ltd.	76C/04	2/20/2002	2/20/2006	2582.5	1045.1	ACTIVE
F75727	OW 18	Peregrine Diamonds Ltd.	76C/05	5/31/2002	5/31/2006	2582.5	1045.1	ACTIVE
F75728	OW 19	Peregrine Diamonds Ltd.	76C/05	5/31/2002	5/31/2006	2582.5	1045.1	ACTIVE
F75729	OW 20	Peregrine Diamonds Ltd.	76C/05	5/31/2002	5/31/2006	2582.5	1045.1	ACTIVE
F75730	OW 21	Peregrine Diamonds Ltd.	76D/08	5/31/2002	5/31/2006	2582.5	1045.1	ACTIVE
F75731	OW 22	Peregrine Diamonds Ltd.	76D/08	5/31/2002	5/31/2006	2582.5	1045.1	ACTIVE

Lease	Name	Registered Owner Name	NTS	Issued	Expires	Acres	Hectares	Rent Due	Status
4131	SAS 1	Peregrine Diamonds Ltd.	76C/05	2/14/2002	2/14/2023	1217	492.5	2/14/2006	ACTIVE
4132	SAS 2	Peregrine Diamonds Ltd.	76C/05	2/14/2002	2/14/2023	1558	630.5	2/14/2006	ACTIVE
4133	SAS 3	Peregrine Diamonds Ltd.	76C/05	2/14/2002	2/14/2023	932	377.17	2/14/2006	ACTIVE

The ownership and status of all claims and leases have been checked with the Mining Recorder's Office, Department of Indian and Northern Affairs, Yellowknife, Northwest Territories. Peregrine is in the process of obtaining a formal title opinion to confirm such ownership and status of the claims and leases. Claim posts have not been verified, but are assumed to be valid as the claims and leases are all in good standing. The claims have not been professionally surveyed, but the mineral leases have been. The main mineralized deposits are central in the large northeast claim and lease block, specifically on the SAS–1 and SAS-2 mineral leases (see Figure 2).

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Access to the area is from Yellowknife, which is the main staging area for all operations in this region. Most necessary services can be obtained in Yellowknife. Access is commonly via fixed wing aircraft equipped with wheels, floats or skis, depending on the season. From approximately mid-January to mid-April, access is also provided via a winter ice road which connects Yellowknife with the Lupin Gold Mine and the Diavik™ and Ekati™ Diamond Mines. This road passes between the OW21 and OW20 claims, within 11 kilometres of the DO-27 kimberlite pipe.

The property is located within the Canadian Arctic tundra, or Barren Lands. For the majority of the year, the area is covered with ice and snow. Summer begins in June, when melting commences and by October winter has returned. Temperatures range from highs of around 25°C during the brief summer months, to winter lows of -45°C which are often magnified by strong, constant winds. Daylight varies from nearly 24 hours in the summer to only a few hours per day during the winter.

The property is approximately 90 kilometres north of the tree-line in a muskeg dominated area and the main flora consist of flowering and berry producing plants, miniature arctic willows, grasses, moss and lichen. Caribou, wolves, foxes, wolverines and grizzly bears are present in the region and arctic hare and ground squirrels are common. There is a wide variety of bird life and most lakes contain fish. Landforms, relief and drainage are strongly influenced by several periods of glaciation. The terrain is generally low lying and undulating with weak fluvial incision and is characterized by glacial features, resistant hills of granite and diabase outcrops, and numerous lakes.

DO-27 is located within a small stream fed valley that that contains a small lake (approximately 1 square kilometre), informally referred to as Tli Kwi Cho Lake, below which lies most of the pipe. The stream, which flows into Tli Kwi Cho Lake from the north, is intermittent with high volume flow during the summer, due to melt water and diminishing to a small trickle by fall. Tli Kwi Cho Lake has an average depth of approximately 4 metres and drains south into Thonikied Lake. The DO-18 kimberlite pipe, which is also the subject of Peregrine's current drilling program, lies approximately 400 metres north of DO-27, in a topographic bowl covered with typical tundra vegetation. Low granitic hills with sporadic frost heave outcrop and subcrop that have a maximum elevation of 30 metres above lake level surround both pipes.

For the current and recommended exploration activities, potential processing plant sites, tailings and waste storage and disposal sites and other mining related issues are not relevant. However, sufficient water and appropriate facility sites appear to be present. Water permits for the current and recommended program are in hand.

History

The original claims upon which the DO-27 and DO-18 kimberlites occur (WO claims) were staked by representatives of DHK Resources Ltd. ("DHK") in February 1992 following the announcement by BHP Minerals Canada and Dia Met Minerals Ltd. in the fall of 1991 of the diamond discovery at Point Lake. The claims were then optioned to Kennecott Canada Inc ("Kennecott"), SouthernEra and Aber Resources, who exercised the option, leaving DHK with a carried interest. Subsequently, Archon Minerals earned an interest, as well as BHP Billiton which subsequently sold its interest to Peregrine.

Kennecott performed extensive exploration work on the property in 1992 through 1994 including a regional esker, stream, beach and till sampling program, detailed till sampling, and numerous airborne and ground geophysical surveys including magnetic, electromagnetic, and gravity surveys. Drill testing of targets resulted in the discovery of the DO-27 and DO-18 kimberlites in 1993. Subsequent drilling proved other targets to be kimberlite as well.

Encouraging results were received from microdiamond and indicator mineral chemical analyses for DO-27/DO-18 and exploration activity was focused there. Delineation drilling commenced to outline the extent of both DO-27 and DO-18 with 57 diamond drill holes mostly in DO-27. Kennecott made an early decision to extract an underground bulk sample from DO-27, which was completed in April 1994 with 5,008 tonnes. Sample processing was completed at a newly constructed test plant at the Con Gold Mine site in August 1994, and diamond valuations were completed and released in November 1994.

Kennecott divided the bulk sample geologically into two units – "diatreme" (now termed hypabyssal kimberlite or HK) and pyroclastic kimberlite (PK). 3,003 tonnes of PK were processed to recover 1,079 carats of diamond for an average grade of 36 carats per hundred metric tonnes (CPHT). Individual sample grades ranged up to 63 CPHT. 1,157 tonnes of HK were treated to recover 16 carats for an average grade of 13 CPHT. The PK diamonds were valued by Kennecott affiliate, CRA Diamonds, at U.S.$22 per carat; the HK diamonds were valued at U.S.$34 per carat. A small six tonne mini-bulk sample of DO-18 was apparently taken by drilling and returned 9 CPHT, but no other details are known.

The recovered grades and values at DO-27 did not meet Kennecott's expectations and little further work was performed by Kennecott.

It is believed that the Kennecott testing of DO-27 was based upon a poorly constrained geological model and, more importantly, that Kennecott failed to adequately test the main crater kimberlite. It is further believed that Kennecott identified a higher grade diamond zone, based upon caustic dissolution microdiamond analysis for diamond in drill core, in the PK of the southern lobe of the DO-27 complex and that the intention of its underground bulk sampling was to test this zone. A study of Kennecott's work shows that the majority of its bulk sample was in the HK and from PK in the peripheral northeastern lobe, and only peripherally into PK rock that might be part of the main southern crater. Indeed, Kennecott bulk samples became significantly higher grade at the ends of their sample drifts. Peregrine acquired the property with the goal of sampling the untested main southern part of DO-27.

Geology Setting

The WO claims lie within the Slave Structural Province of the Northwest Territories, northern Canada, which is an Archean segment of the North American Craton that covers 213,000 square kilometres. It is composed of granites, gneisses and supracrustal rocks. The Slave Province is a classical setting for diamondiferous kimberlites. Four swarms of Proterozoic diabase dykes cut the older units. The Slave Province can be subdivided isotopically into an eastern and a western domain. During the Late Proterozoic, terrestrial sediments were deposited unconformably on top of the craton in the north. From the Late Proterozoic until the Cretaceous, the craton appears to have been relatively quiescent.

During the Paleozoic the Slave Province was inundated by marine conditions and Paleozoic carbonates deposited at least in the south-western Slave and the north-central Slave. In the Cretaceous, the area was covered by an inland sea that deposited shales and other fine grained marine sediments into temperate waters.

Kimberlites intrude granites, supracrustal rocks and, in some cases, diabase dykes in both the eastern and western parts of the Slave Province. A number of differing ages of emplacement have been determined for the kimberlites in the Slave Craton. To date, all economic and near economic kimberlites, including those at Ekati™, Diavik™, Gahcho Kué and Jericho are located in the eastern Slave Province. The Snap Lake kimberlite is located near the boundary of the two terranes.

Subsequent to kimberlite emplacement, the area was covered by Laurentide ice during the Late Wisconsinan glaciation, which climaxed about 20,000 years B.P. and is believed to have retreated about 9000 years ago. Till is the most prominent surficial sediment type in the Slave Geological Province. At a regional scale, till can be divided into thin veneers, blanket deposits up to 10 metres thick that include drumlins, and hummocky till up to 30 metres thick. Glaciofluvial deposits, eskers and outwash plains, are also present in the Slave Province.

There are two major rock types on the property, medium and high grade Archean metaturbidites and two-mica post-deformational granites. All of the kimberlites discovered to date on the property, including DO-27 and DO-18 intrude the granites. On the property, glacial features indicate that the most recent ice direction was 290 to 295°. Locally, in the northern part of the area, and older ice direction of 230° is noted. Glacial tills, with characteristic polygonal mudboils and frost heave granitic sub-crop dominate the area around DO-27 and DO-18. A number of eskers are present in the area, which can be traced for approximately 30 kilometres until they join a major east-west trending trunk esker.

DO-27 does not outcrop; it is overlain by 23-50 metres of till consisting of angular granitic boulders, gravel, sand, silt and clay and is mostly covered by a small lake, called Tli Kwi Cho Lake, which has an average depth of approximately 4 metres and is approximately 1 square kilometres in size. The till thickness at DO-18 is between 5 and 20 metres on average.

Deposit Type

Diamonds are the high-pressure form of carbon and are produced deep within the earth's mantle, more than 150 kilometres beneath the surface. The only economically significant primary source rocks for diamonds known to date are kimberlites and olivine lamproites. Both of these rock types form as magmas deep in the mantle and rapidly rise through the mantle and crust, physically incorporating diamonds from mantle source rocks along the way. Diamonds do not form in the kimberlite or lamproite; they are simply transported to a level within the earth's crust where we can access them by these magmas. Primary economic diamond deposits are more commonly associated with kimberlites than lamproites. The idealized model for a single diamond-bearing volcanic system includes a feeder magmatic dyke intrusion, diatreme-like breccia, an overlying crater with pyroclastic infill, epiclastic reworked sediments and a surrounding ring of pyroclastic ejecta. The size of the crater and the depth, shape and complexity of the crater may vary considerably, and multiple intrusions typically occur.

Exploration

Exploration on the WO Property in 2005 consisted of collecting 208 till samples for heavy mineral analysis, completing ground magnetic surveys over two airborne geophysical anomalies and drilling 30 metres in one hole to test one geophysical target. No kimberlite was intersected. Approximate expenditures for this work were $230,000.

Mineralization

Mineralization on the property consists of kimberlite intrusions, which may or may not contain diamonds. Nine kimberlites were discovered on the WO Property between 1993 and 2002. DO-27 and DO-18 appear to be the most significant kimberlites presently known on the property. Other geophysical anomalies still need to be tested.

The DO-27/DO-18 kimberlite complex was discovered in 1993 as the result of a north-south trending magnetic high with coincident resistivity low anomalies. Drilling has proven at least some kimberlite connection between the two, and the body is now referred to as the DO-27/DO-18 kimberlite complex, and has been referred to as the Tli Kwi Cho kimberlite. The elongate body is approximately 1,200 metres long north-south by an average of perhaps 200 metres wide, or about 24 hectares in surface area, making it one of the largest kimberlites in the Slave Province.

The geology of the DO-27/DO-18 kimberlite complex from historical work remains poorly understood. The average depth of historical drilling is only about 150 metres, many are inclined, and drill hole locations were sited with little knowledge of the body. Interpretation of the geology has been historically hindered by poor core logging. However, a revised and improved model of the DO-27/DO-18 kimberlite was made in 1999. Four main rock types were recognized in at least three craters. The pyroclastic kimberlite PK is a volcaniclastic crater facies kimberlite comprised of green, lapilli-bearing olivine tuff. The PK formed by primary pyroclastic processes infilling a steep sided bowl shaped crater, without extensive re-working. PK occurs in the main and southern parts of DO-27. The HK kimberlite is hypabyssal kimberlite sheet complex intruding in situ granite. Individual sheets can be 18 metres or more in vertical thickness. This kimberlite cannot be closely related to the other two main rock types in DO-27. HK occurs primarily in the east lobe and central part of DO-27, deeper than the majority of the PK. The volcaniclastic kimberlite VK appears to be crater facies, black shale rich olivine tuff. This has been deposited into a separate crater in the north eastern part of DO-27. The VK contains common shale and wood fragments from a now eroded Cretaceous to late Paleocene sedimentary cover. The geology and origin of the VK is poorly understood, but is different in nature to the PK. The xenocryst-rich volcaniclastic kimberlite XVK occupies a separate body comprising the DO-18 pipe. This is a steep sided pipe filled with kimberlite breccia. Granite inclusions are locally common and are highly fragmented. sedimentary rock clasts are also common.

The four rock types at DO-27/DO-18 are petrologically and texturally different. This indicates that they result from different phases and styles of kimberlite emplacement. The hypabyssal kimberlite HK is an intrusive subsurface sheet complex, while the other rock types are extrusive volcaniclastic kimberlites. They differ in magnetic susceptibility, nature of mantle derived xenocrysts, juvenile lapilli, xenolith content and preservation, and nature of inter-clast matrix. The PK, VK, and XVK are distinctly different types of volcaniclastic kimberlite that formed through at least three separate eruptions at different centres forming separate pipes. It is postulated that the HK sill-like sheet complex was intruded first into granite within a zone between 70 to 160 metres below the present day surface. The PK and VK pipes were excavated into areas of granite already intruded by HK. The time relations between these pipe-forming events is undetermined. The XVK is again a separate pipe forming event. Infilling events occurred separately after each pipe was excavated.

Drilling

In 2005, Peregrine undertook a large diameter drill program designed to test the previously un-sampled central portion of the DO-27 kimberlite. Subsequent to the large diameter drill program Peregrine complete a core drilling program on the DO-27 and DO-18 kimberlites.

2005 Reverse Circulation Drilling Program

Peregrine contracted Midnight Sun Drilling Ltd. ("Midnight Sun") from Whitehorse, Yukon, to complete the 2005 reverse circulation (RC) drill program on the previously un-sampled central portion of the DO-27 kimberlite.

As Peregrine collected plus 20 mesh material only, the drill holes were surveyed by calliper to determine the volume of material being drilled for sampling. These calliper calculations, not the volume of the drill cuttings collected, determined the volume of the bulk sample.

Six holes were drilled during the 2005 program for a total of 776.5 metres. All ended in kimberlite.

Chip samples were collected in overburden and every metre throughout the kimberlite intersections and brief logs were made of the chips. In general, holes RC-1, 2, 4, 5 and 6 were characterized by light green-grey, extremely clay-rich altered kimberlite containing common pyrope garnet and chrome diopside xenocrysts, minor ilmenite or chromite and very rare fresh olivine. Weathered, highly serpentinzed kimberlite fragments and possible kimberlite lapilli were encountered deeper in the holes. Minor amounts of granitic rock fragments were present throughout. Due to the large amount of fine serpentine and other clays derived from the alteration and weathering of the kimberlite, which was removed at the dewatering screen, the sample collected was largely a lithic fragment and heavy mineral concentrate.

2005 Large Diameter RC Drilling Summary

Hole #	Easting NAD83	Northing NAD83	Length (m)	Start of Kimberlite (m)	End of Kimberlite (m)
RC1	557200	7133795	209	56.50	209.00
RC2	557180	7133745	124	56.50	124.00
RC3	557160	7133700	190.5	60.00	190.50
RC4	557235	7133755	93	57.00	93.00
RC5	557235	7133795	83	60.00	83.00
RC6	557235	7133835	77	52.00	77.00

Hole RC-3 was characterized by light green-grey, extremely clay-rich altered kimberlite, but contained a high proportion of fresh olivine xenocrysts; in much of the hole fresh olivine was the most abundant indicator mineral, more common than either pyrope garnet or chrome diopside. Two types of fresh olivine were noted: colourless glassy crystals; and yellow-green glassy crystals that sometimes were in excess of 0.5 centimetres in size. As with the other holes weathered, highly serpentinzed kimberlite fragments and possible kimberlite lapilli were encountered and minor amounts of granitic rock fragments were present throughout the hole.

2005 Diamond Drilling at DO-18 and DO-27

In 2005, subsequent to the large diameter drill program, Peregrine contracted Connors Drilling of Kamloops, British Columbia to complete a core drilling program. Over the spring and summer, a total of 2304.25 metres were drilled at DO-27 in 12 NQ holes. Three holes were drilled off the ice in the spring and the remaining holes were drilled from land during the summer of 2005. The purpose of the core drilling was:

- to better understand the internal geology and diamond distribution of DO-27 in relation to the two apparently different kimberlite phases encountered during the RC drilling program,
- to gain some information on the nature of the depth extent and geology of DO-27 below 200 metres,
- to better understand the geology and diamond distribution of the northeastern lobe of DO-27 and how it relates to the main pipe, and
- to obtain geotechnical information on the kimberlite and wall rock and the nature of the contact between the two.

In the late summer and fall of 2005, using the same contractor, 1353 metres of NQ drilling was completed in 8 holes at DO-18. The purpose of this drilling was:

- to gain some information on the size, geology and diamond distribution of DO-18, and
- to obtain geotechnical information on the DO-18 kimberlite, the wall rock and the nature of the contacts between them.

Summary of 2005 Core Drilling at DO-27 and DO-18.

Hole #	Easting NAD83	Northing NAD 83	Dip	Azimuth	End of Hole (m)	Start of Kimber-lite (m)	End of Kimber-lite (m)	Total Kimber-lite for Hole (m)
DO27-05-01	557187	7133758	-90	0	58.5	56.50	58.5	2.0
DO27-05-02	557191	7133755	-90	0	459.5	59.00	459.50	400.50
DO27-05-03	557165	7133682	-90	0	230	59.00	230.00	171.00
DO27-05-04	557425	7133835	-70	200	113.5	19.00	112.50	93.50
DO27-05-05	557425	7133835	-47	200	99.75	16.00	85.80	69.80
DO27-05-06	557425	7133835	-45	80	101	30.00	82.90	52.90
DO27-05-07	557425	7133835	-70	273	218	20.50	218.00	197.50
DO27-05-08	557392	7133834	-45	265	290	20.75	290.00	269.25
DO27-05-09	557392	7133834	-86	265	155	9.00	155.00	146.00
DO27-05-10	557392	7133834	-45	8	140	17.00	123.50	106.50
DO27-05-11	557400	7133913	-45	240	374	44.60	374.00	329.40
DO27-05-12	557345	7134210	-45	230	65	0.00	0.00	0.00
DO18-05-01	557243	7134702	-45	270	181	20.00	156.00	136.00
DO18-05-02	557243	7134702	-45	360	151	13.00	151.00	138.00
DO18-05-03	557243	7134702	-45	90	117	17.00	101.00	84.00
DO18-05-04	557235	7134600	-45	180	167	20.00	147.00	127.00
DO18-05-05	557235	7134600	-45	270	112	23.00	85.00	62.00
DO18-05-06	557219	7134666	-90	0	206	15.00	206.00	191.00
DO18-05-07	557219	7134666	-45	135	240	15.00	236.00	221.00
DO18-05-08	557087	7134464	-45	220	179	0.00	0.00	0.00

Complete logging, study and analyses of this drilling is still in progress. Available information is summarized below.

The holes into the DO-27 main vent (DO27-05-01, 02 and 03) intersected at least three main rock types. In the upper part of DO27-01 and 02, above 341 metres, a sequence of well-bedded kimberlite that is interpreted to be pyroclastic in origin. Olivine is almost completely pseudomorphed by serpentine, with only occasional fresh remnants. Granitic fragments were variably altered and often either coated with a kimberlitic rind or displayed reaction halos with the surrounding kimberlite. Hole DO27-05-02 encountered olivine macrocrystal kimberlite below 341 metres; this kimberlite is interpreted to be pyroclastic in origin. The size and freshness of olivine generally increases downsection. Hole DO27-05-03 intersected olivine macrocrystal kimberlite, generally with no distinct layering and a mottled clay altered matrix; this kimberlite is also interpreted to be pyroclastic. Fresh olivine crystals were common throughout the hole. Granite xenoliths were commonly extremely altered.

The holes in the northeastern lobe of DO-27 (DO27-05-04 to DO27-05-11) intersected a much more complex sequence of mixed interlayered volcaniclastic rocks, with probabe pyroclastic and resedimented volcaniclastic kimberlite encountered. Some possible hypabyssal kimberlite was also intersected. Two long holes (DO27-05-08 and DO27-05-11) went from the northeastern vent into the main vent. At depth in the main vent they intersected massive kimberlite, interpreted to be pyroclastic in origin.

The holes into DO-18 encountered volcaniclastic kimberlite comprising probable resedimented volcaniclastic kimberlite and kimberlite breccia and possible pyroclastic kimberlite and kimberlite breccia. Some portions of the pipe contain intervals of complex mixing of sedimentary muds and kimberlite, others contain only minor amounts of mud. Country rock dilution comprising granite and shale, is variable and the pipe contains kimberlite and kimberlite breccia and microbreccia.

Detailed petrographic studies are underway and will be used to constrain the origin and nature of the kimberlites and to establish the relationship between the phases. This work was begun after all drilling was completed in order to better choose representative lithologies. These studies will ultimately be correlated with microdiamond analyses and used in establishing geological and grade models.

Caustic dissolution analyses for microdiamonds have been received only for drill hole DO27-05-02 and DO27-05-03. For DO 27-05-02, the entire kimberlite core length (400.5 metres) was sampled by splitting and submitting one-half cores to the Saskatchewan Research Council Laboratory (SRC) in Saskatoon. Individual samples were based on geological contacts. The total weight of 638.48 kilograms returned a total of 1,822 diamonds. Individual diamond weights ranged to greater than 0.10 carat. For DO27-05-03, the full core, minus representative samples, was sent to SRC for a core length of 171 meters. The total weight of 536.7 kilograms returned a total of 1,569 stones. Individual diamond weights included stones of 0.42, 0.22 and 0.11 carats. These results are from a small sample and do not include many commercial-sized diamonds typically recovered in larger samples. However, the micro diamond plots of samples by depth clearly show no evidence of grade loss at depth, and indicate a possible increase of grade in excess of 1 carat per tonne.

Sampling Method and Approach

2005 Reverse Circulation Drilling Program

Mini-bulk samples were collected by Peregrine in the winter of 2005 by large diameter reverse circulation drilling. Protocols for this work were developed by Peregrine and its consultants. These protocols and implementation were continuously monitored on site by a Qualified Person, the Project Geologist, the drilling Foreman, and/or supervised geological technicians. This work was additionally reviewed and monitored by AMEC Americas. It is believed that drilling and sampling procedures were sufficient to ensure sample integrity.

The bulk sampling procedure was undertaken with two Peregrine employees present at all times. Access to the sampling area was restricted to only the Project geologist, the two Peregrine samplers, Midnight Sun drill staff, and escorted visitors with permission from the Qualified Person or Project Geologist.

The mini-bulk samples were comprised of continuous kimberlite sample product produced by the RC drill over the entire length of intercept. Each drill hole sample was divided into sample processing units as determined by geology from the drill chips. The sample recovery represents the complete volume of the kimberlite as excavated by the large diameter RC drill. Sample quality is considered excellent and representative of the drill hole. No sample integrity or bias issues were noted.

Representative samples were collected at 1 metre intervals. The material collected was washed thoroughly and then placed in a chip tray to be later logged by the on-site geologist.

At irregular intervals the Qualified Person and/or project geologist conducted random visits to ensure all the sampling and security protocols were being followed.

Immediately after the RC hole was completed, Century Geophysics of Tulsa, Oklahoma undertook a three-arm calliper survey of the diameter of the hole. The caliper survey was conducted to aid with the volume-extracted calculations. The survey started from the end of the hole and continued up to the bottom of the casing. A minimum of two caliper surveys was completed on all RC holes that were calipered. These measurements were used to calculate the volume of material extracted.

2005 Core Drilling Program

The drill core was sealed in core boxes at the drill site once it was "quick-logged" by the project geologist to determine if it was kimberlite. It was then transported directly to the secure onsite core logging facility. Once in the core shack, all the core underwent geotechnical and detailed geological logging. A comprehensive photographic record was also made. Each drill hole had representative samples taken for future petrographic and geotechnical analysis.

The drill holes were sampled for macro- and microdiamonds and submitted for caustic fusion analysis. The sampling was done to industry standards. The sampling strategy was based on the geologic units identified by the detailed core logs. For drill holes DO27-05-03 to 06, 08 and 10 and D018-05-01 to 08 whole pieces of core were selected and submitted, whereas for DO27-05-02 the core was split in half and one half was sent for analysis and the other was kept for record. DO27-07, -09, and -11 have not yet been sampled for macro- and microdiamonds.

All remaining core and representative samples were transported via float plane to Peregrines' secure warehouse in Yellowknife for storage.

Sample Preparation, Analyses and Security

2005 Reverse Circulation Drilling Program

The bulk sample was collected using 1,300-litre capacity double-layer bags with a 35-inch by 35-inch square bottom and 41-inch high panels on each side. Each bag was labelled on two sides with a felt marker. Mini-bulk samples were prepared at the drill by treatment over a vibrating screen to remove the minus 20 mesh (0.85 millimetre) slimes. This undersize material is waste and does not contain diamonds of commercial value. The drill cuttings that pass over the 20 mesh (0.85 millimetres) vibrating dewatering/de-sliming screen were collected into the sample bags, which were placed at the end of this screen. Only the +20 mesh material was collected and sent for processing. The –20 mesh material went into a mud tank and then taken to the onsite sump.

When the bag was filled it was sealed with a tamper proof security seal. Each sealed bag was inspected by the by the Project Geologist to verify sample integrity. Once the bag was sealed it was transported by forklift to a secure holding area to await shipping to the processing facility. All the pertinent information was recorded on sample shipping sheets, which included bag number, security seal number, date and time sealed, and who sealed the bag. Shipments were made as samples were complete or the truck was full.

Individual bulk samples, as determined by the Project Geologist, were collected as described above in one or more bags. After arrival at the Ekati™ Sample Plant they were placed into a secure Sprung structure to thaw out and await processing. In addition to careful logging of numbers, inspections were made for any evidence of tampering. This ensured sample integrity. Only two minor torn bags by handling were noted.

Bag receipt logs, indicating bag integrity, were checked at the Ekati™ Sample Plant. Instructions were given to Ekati™ Sample Plant staff on bag/sample groupings for processing of geological units by the Project Geologist.

The bulk sampling procedure was undertaken with two Peregrine employees present at all times. Access to the sampling area was restricted to only the Project Geologist, the two Peregrine samplers, Midnight

Sun drill staff as required, and escorted visitors with permission from the Qualified Person or Project Geologist.

The Ekati™ Sample Plant, being integral to the recovery section of the Ekati™ Diamond Mine, is a secure facility with dedicated security staff, security procedures and physical security measures in place. Additional security procedures were put in place for handling of the Peregrine samples. The facility had restricted and controlled access, physical searches, surveillance equipment and security staff continually present and monitoring the operation. Strict chain of custody was followed, and secure containers with tamper proof numbered security seals were used continuously and documented. Storage of all concentrate products was secure, and employed two lock/two person (security and management) access. In addition, Ekati™ personnel had no access to final x-ray or grease concentrates. These were handled strictly by Peregrine representatives (Peregrine Qualified Person and the author of the Technical Report) and were accessed and stored through the Ekati™ two person secure storage mentioned above.

The Technical Report author stated: "No tampering or suspicious circumstances were noted during the handling of the Peregrine bulk samples and products at any point. Security procedures and documentation were observed and monitored. No metallurgical or mineralogical anomalies were noted that might indicate loss of sample integrity. It is believed that Peregrine DO-27 bulk samples diamond results are true and accurate and have not been affected in any way that would minimize their integrity." The Technical Report author also noted that "mineral processing and security was adequately designed and executed, and that integrity of the sample and result is superior".

2005 Core Drilling Program

All core sent for macro- and microdiamond analysis was placed in polyurethane bags which were sealed and put into 20-litre pails that were sealed with tamper proof lids which were secured with a uniquely numbered security seal. The bucket was further sealed with packing tape to ensure that any evidence of tampering would be noticed. Once the samples were security sealed, they were shipped via float plane to Yellowknife, and put on pallets and shrink wrapped. They were then transported by truck to Saskatchewan Research Council (SRC) of Saskatoon an ISO/IEC 17025 accredited lab. Caustic fusion method of diamond extraction was employed SRC. Each sample is checked twice to ensure that the all the diamonds have been recovered.

Data Verification

Mini-Bulk Sampling via Large Diameter RC Drilling

It is not possible to verify the results of mini-bulk sampling by large diameter RC drilling as the samples were entirely consumed in processing. Small representative samples were collected every one metre in kimberlite for logging and verification. However, these samples, while adequate for geology, are not sufficient for diamond analysis. Drilling records, hole surveys and drill logs are available for all of the holes. The drilling was monitored at all times by a Qualified Person, Project Geologist and/or geological technician.

Data can be verified in mineral processing to recover diamonds by conducting sample audits and checks of efficiency of the process. The 2005 mini-bulk samples were processed at the BHP Billiton Ekati™ Mine Sample Plant. Data was verified by the author of the Technical Report and by Peregrine independent of the Ekati™ procedures.

Two independent methods were used as an internal check of plant efficiency. Firstly, tracers were placed in the ore bags at the drill site and recovered in the plant. Secondly, plant tails and concentrates from select samples were re-processed at the Ekati™ Sample Plant. In general, the Technical Report author reported that results were quite satisfactory and demonstrated a high degree of confidence in the result.

2005 Core Drilling Program

Core from the 2005 core drilling campaign is securely stored in Peregrine's Yellowknife warehouse facility. All of the core has been logged descriptively and photographed at two different scales. Some core was then split in half for analysis. Some core was sampled whole for analysis. Small segments of core have been selected for reference samples and mineralogical study. Most of the core remains.

Core sent for caustic dissolution diamond analysis to Saskatchewan Research Council Laboratory (SRC) is completely consumed in the process. Only two drill holes (DO27-05-02 and DO27-05-03) have been completed with results reported. Fusion residues and recovered diamonds will be shipped to Peregrine for storage and reference. SRC is an ISO-IEC 17025 accredited facility. Sample spiking for quality control returned 1,725 spikes of 1,750 placed for DO27-05-02 (98%) and 1,523 spikes of 1,540 placed for DO27-05-03 (99%). The indicated efficiency is considered high and satisfactory by the Technical Report author.

No independent data verification of the core drilling or analysis has been performed.

Mineral Processing and Metallurgical Testing

Mini-Bulk Sampling via Large Diameter RC Drilling

Sample processing protocols were developed specifically for Peregrine's requirements and the use of the Ekati™ Sample Plant. The Ekati™ Sample Plant was initially visited by the Technical Report author and Peregrine's Qualified Person to assess applicability and any required equipment, security and/or procedural modifications. The plant was found to be almost ideal for Peregrine's use. Minor procedural, process flow, audit and screen size changes were made. AMEC Americas visited the Sample Plant to observe operations during DO-27 sample processing. The Technical Report author and Peregrine's Qualified Person were present for the processing of several complete DO-27 samples and audits and to assess protocol compliance, metallurgical operations, efficiency and security. The Ekati™ Sample plant recovered diamonds down to a minus 1 millimetre square mesh bottom cut-off.

Final recovery (diamond) operations were completely performed by the Technical Report author and Peregrine's Qualified Person. Ekati™ personnel performed all sample processing and recovery operations until the final product (x-ray diamond recovery machine and grease table products). These products were labelled and securely stored for the Technical Report author and Peregrine's Qualified Person who performed all final concentrate handling and sorting and diamond results. Ekati™ personnel were not party to any final recovery operations or results.

Mineral Resources and Mineral Reserves

Current work and planned future diamond drilling and additional bulk sampling on the WO Property will be incorporated into a new resource model. No resource estimates can be made until this additional work is completed.

Diamond Valuations

The recovered diamonds from the 2005 bulk sampling program were valued by three major diamond producers (BHP Billiton, Aber Diamond Corporation and Rio Tinto Diamonds) and a major diamond dealer (DIAROUGH). The valuations were provided on the basis of fair market value in U.S. dollars at the producer level, i.e. what the valuer would have expected to receive for the goods if they were offered for sale on the date of the viewing. No price modeling or other work was considered.

The 2005 results for mini-bulk samples of DO-27 are as follows:

	Tonnes	Carats	Grade (carats per tonne)	Value (U.S.$)
PDL 1[1]	108	106	0.98	$58.54 - $77.77
PDL 2[1]	43	30	0.70	$32.24 - $35.77
Combined			0.90	$53.21 - $67.20

(1) Sample PDL 1 includes RC holes 1, 2, 4, 5 and 6.
(2) Sample PDL 2 includes RC hole 3.

The Technical Report author noted that these are not modelled valuations, but simply what the goods presented to the valuers would have been expected to sell for at the time of valuation. These price estimates in respect of diamonds recovered from the mini-bulk sampling on DO-27 may not be representative of actual prices that may be received.

Exploration and Development

The Technical Report author stated that the WO Property results to date and the overall property characteristics justify this project proceeding into advanced exploration/resource delineation. He recommended the following further work:

- The next phase should include core drilling on 100-metre centres, at a minimum, to a depth of approximately 250 to 300 metres.
- This should be followed by large diameter drilling and/or other methods for collecting bulk samples sufficient to produce a diamond parcel of at least 1,000 to 3,000 carats after processing
- Data should be collected into a pre-feasibility database to be used in modeling of the deposit.
- Modeling should include geological, grade, density, value, block, mining, geotechnical and metallurgical models for planning and decision making.
- The contiguous DO-18 kimberlite should also be evaluated and exploration and evaluation should continue on other known kimberlites and targets on the property.

Peregrine intends to initiate drilling of pilot core holes in January 2006 and begin bulk sampling in February. This work should be completed by April 2006. Initial results are anticipated in July 2006. Other work, such as environmental base line studies and core drilling for geotechnical information will continue throughout the summer. Exploration elsewhere on the WO Property is anticipated to begin in the spring of 2006 (March/April) and continue throughout the summer.

A total estimated budget to complete the 2005 work and carry out the recommended next phase of advanced exploration is $14 million. Peregrine's 54.475% share of this estimated budget is $7,626,500.

An estimated budget to commence this recommended phase of advanced exploration is set out in the table below and is anticipated to take place in the first half of 2006. These estimated figures are total project costs excluding GST, corporate overhead and any contingency figures. This budget includes the sampling of approximately 2,000 tonnes of kimberlite through the drilling of 15 to 20 large diameter drill holes, processing of the sample, and additional core and geotechnical drilling of DO-27.

Advanced Exploration Phase Estimated Budget, 1st Half of 2006

Item	Cost
Site Support	$ 1,245,000
Camp Support	510,000
Drilling (LDH & DDH)	8,343,000
Sampling Processing	1,610,000
Professional Services	420,000
Air Transport	435,000
Consumables	197,000
Fuel	617,000
Trucking/Shipping	213,000
Accommodations and Travel	60,000
Staff	350,000
Total:	**$14,000,000**

During the second half of 2006, extensive environmental studies (including wildlife, hydrology, hydrogeology, aquatic resources and permafrost) and diamond drilling to gain additional geological and geotechnical information would be undertaken. An estimated budget of $2,330,000 for this work is set out in the following table. Peregrine's 54.475% share of this estimated budget is $1,269,268.

Estimated Budget for Work at DO-27 to take place in the second half of 2006

Item	Cost (H2 2006)
Site Support	$60,000
Camp Support	150,000
Geological and geotechnical Drilling	750,000
Sample Processing	150,000
Professional Services (Environmental Studies, etc).	500,000
Air Transport	300,000
Consumables	75,000
Fuel	150,000
Trucking/Shipping	25,000
Accommodation and Travel	20,000
Staff	150,000
Total:	**$2,330,000**

If positive results are obtained from the 2006 program, additional work at DO-27 would be warranted in 2007. This work would include desk top studies for resource definition, and additional infill bulk sampling and bulk sampling of the peripheral parts of the pipe by large diameter RC drilling to collect an additional 2,000 tonnes. Environmental baseline work would continue. A preliminary budget of $13,075,000 for this work is set out in the following table. Peregrine's 54.475% share of this estimated budget is $7,122,606.

Anticipated 2007 Budget

Item	Cost (2007)
Site Support	$1,245,000
Camp Support and Construction	750,000
Drilling (LDH and DDH)	6,000,000
Sample Processing	1,200,000
Professional Services	1,500,000
Air Transport	600,000
Consumables	300,000
Fuel	700,000
Trucking/Shipping	250,000
Accommodation and Travel	80,000
Staff	450,000
Total:	**$13,075,000**

An estimated budget of $1,037,400 for continued exploration on the WO Property is set out in the following table. Peregrine's 54.475% share of this estimated budget is $565,124.

WO Exploration Estimated Budget

Cost Centre	Amount
Ground Geophysics - Mag/EM	$ 75,000
Drilling (all in, including camp and air-support)	500,000
Falcon™ System Survey (Southern claims)	75,000
Heli-borne Mag/EM (75-metre line spacing)	175,000
Camp Support & Fuel for Heli-borne survey	87,500
Indicator Mineral Sampling & Processing	250,000
Mineral Abrasion Studies	5,000
Total	**$1,037,400**

IM Property

Property Description and Interest

The IM property consists of 136 mineral claims covering 129,391.96 hectares located 190 kilometres northeast of Yellowknife. Peregrine acquired the claims from BHP Billiton in 2003 by flying a Falcon™ System survey on the property (cost of which was $1,085,845 to Peregrine) and reimbursing BHP Billiton all of its historic acquisition and exploration costs on the property (which was satisfied with Peregrine issuing 174,805 Peregrine Common Shares at a deemed issue price of $1.50 per share and paying $86,458 in cash to BHP Billiton). The IM Property is subject to the Falcon Back-in Rights. Peregrine has also granted to Peregrine Metals exclusive rights to potential precious and base metals anomalies on, and potential precious and base metals derived from, the IM Property and to hold such rights in trust for the benefit of Peregrine Metals.

Geology and Mineralization

The IM Property is located in the Eastern Slave Province near its southern boundary and is predominantly underlain by Archean supracrustal rocks, mainly low to medium grade metaturbidites (greywackes, phyllites, quartz arenites and grits). Two parallel, north-south trending belts of metavolcanic rocks occur on the claims. The supracrustal rocks have been intruded by three suites of Archean intrusive rocks: 2630 to 2610 Ma diorites, quartz diorite, tonalite, granodiorite and gabbro; a 2625 to 2590 Ma biotite +/- hornblende granitoid suite that is mostly pre- to syn-kinematic; and a <2600 Ma 2-mica or k-spar porphyritic granitoid suite that is mostly syn- to post-kinematic. The claims are covered, to varying degrees, by a veneer of till. The southern part of the property is drift-poor and outcrops comprise 80% of the surface area; the tills present are generally presumed to be formed by local erosion of resistant bedrock and be representative of proximal sources. The northern part of the property is characterized by a discontinuous veneer of relatively local thin till cover, the majority of which is basal till. Till thickness is variable. Where outcrops are abundant, tills are only preserved in small gullies. Locally, glacial landforms such as moraine ridges, drumlins and hummocky drift are present—they tend to be spatially restricted and oriented in the direction of ice flow which varies from 250° in the southeastern part of the property to around 270° in the northwest. Eskers, also oriented in a west-southwesterly direction occur throughout the northern part of the area.

Exploration Work and Results to Date

Base and precious metal exploration on the claims dates back to the 1940s when early work by prospectors led to the discovery of showings that were subsequently worked on by larger companies such as Giant Yellowknife Mines Ltd., Cominco Inc., Royal Oak Mines, Asamera Minerals and BHP-Utah Mines Ltd. Gold and base metal exploration continued until the early 1990s with only minor sporadic work after that. Most of this work focussed in and around the two volcanic belts that lie on the property. Eighteen base metal showings have been identified in these belts, most of which are copper-rich. Two purely gold showings have also been identified. The claims have also undergone varying degrees of exploration for diamonds during the early days of discovery at Lac de Gras (from 1993 onwards).

Exploration by Peregrine in the fall of 2003 and winter/spring of 2004 consisted of a 14,529 line-kilometre Falcon™ System survey, ground geophysics covering 18 grids on 19 anomalies, and drilling of 6 anomalies. No kimberlites were encountered in these holes. In the late summer/fall of 2004, anomaly prospecting and some indicator mineral sampling was completed. Expenditures of $1,969,777 were incurred.

Future work on the property will include additional indicator mineral sampling, ground geophysical surveys of priority Falcon™ System anomalies, a review of the base metal and gold prospects and drilling, if warranted.

TW Property

Property Description and Interest

The TW Property consists of 85 contiguous mineral claims covering 82,049.6 hectares located 85 kilometres northeast of Yellowknife. Peregrine acquired the claims from BHP Billiton in 2003 by flying a Falcon™ System survey on the property (cost of which was $778,494 to Peregrine) and by reimbursing BHP Billiton all of its historic acquisition and exploration costs on the property (which was satisfied with Peregrine issuing 174,805 Peregrine Common Shares at a deemed issue price of $1.50 per share and paying $86,458 in cash to BHP Billiton). The TW Property is subject to the Falcon Back-in Rights. Peregrine has also granted to Peregrine Metals exclusive rights to potential precious and base metals anomalies on, and potential precious and base metals derived from, the TW Property and to hold such rights in trust for the benefit of Peregrine Metals.

Geology and Mineralization

The TW Property is in the Western Slave Province (also known as the Central Slave Basement Complex). It is predominantly underlain by Yellowknife Supergroup strata, mainly low to medium grade metaturbidites, with minor mafic and felsic metavolcanics. These strata have been intruded by minor amounts of post volcanic mafic and ultramafic intrusions and by 2625 to 2590 Ma pre- to syn-kinematic biotite or hornblende rich granitiods. Proterozoic diabase dykes of the Mackenzie swarm, trending northwest and dipping vertically, are found locally on the property. The TW Property is in a drift-poor area and outcrops comprise 80% of the surface area. The tills, where present, are generally presumed to be formed by local erosion of resistant bedrock and be representative of proximal sources. Few eskers are present in this area, and those that do exist are small and discontinuous, due to the lack of drift. The eskers show a roughly east to west orientation and this likely reflects the dominant ice direction.

Exploration Work and Results to Date

Gold exploration on the claims dates back to the 1940s. Individual prospectors and a number of companies including Conwest Exploration Company, Discovery Mines Ltd., Noranda Exploration Company Ltd., Newmont Exploration of Canada Ltd., Rayrock Mines Ltd., Chevron Minerals Ltd., and Royal Oak Mines Ltd. have worked in the area. One mine was found, the Discovery Mine on Giauque Lake. It occurs in the northwest part of the area and is nearly surrounded by the claims that comprise the TW Property. Significant gold showings were also found at Nicolas Lake, immediately north of the Discovery Mine property. Seven minor gold showings were found on what is now the TW Property.

The claims have undergone variable levels of exploration for diamonds during the early days of discovery at Lac de Gras (from 1993 onwards). The early evaluation of these claims was done by companies exploring large land packages.

Exploration by Peregrine in late summer of 2003 comprised a 10,430 line-kilometre Falcon™ System survey. In the late summer/fall of 2004 anomaly prospecting and indicator mineral sampling was completed. Expenditures of $855,981.30 were incurred.

Future work on the property will include additional indicator mineral sampling, ground geophysical surveys of priority Falcon™ System anomalies, a review of the base metal and gold prospects and drilling, if warranted.

Pellatt Lake Property

Property Description and Interest

The Pellatt Lake Property is located 42 kilometres to the northeast of the Ekati Mine at Lac de Gras, around the southern part of Pellatt Lake, Windy Lake and the northern part of Hardy Lake. The property covers an area of 27,172.6 hectares and consists of two packages of claims, the main block and the JPL claims. The main block consists of three claims that are being taken to lease that were acquired by DHK from Kennecott Canada Exploration Inc. which maintains a gross overriding royalty of 1% on these claims. Three other claims were staked in 2000 by DHK and 7 claims were staked in 2003 by Dentonia Resources ("Dentonia"). Peregrine has an option to earn a 51% interest in parts of these properties. Once Peregrine vests with 51% of certain areas, it has a second option to earn another 14% by completing a 200 tonne bulk sample within 4 years of vesting with 51%. Peregrine has a third option to earn another 10% by financing the Dentonia and DHK portions of development with Dentonia and DHK reimbursing Peregrine their portion of costs from cash flow plus 2% above Peregrines financing costs. The remaining

13 JPL claims were staked in 2004 for Peregrine and are 100% owned by Peregrine. The Pellatt Lake Property is subject to the Falcon Back-in Rights.

Geology and Mineralization

The Pellatt Lake property is in the Eastern Slave Province (Contwoyto Terrane) and is predominantly underlain by Archean granitic rocks and lesser supracrustal rocks. Syn- to post-kinematic 2-mica or k-spar megacrystic granites underlie most of the northern part of the property. Pre- to syn-kinematic biotite and hornblende-rich granitiods occur on the eastern part of the property and as a band across the southwestern part of the claims. Metaturbidites underlie the southern and southwestern part of the property. Proterozoic diabase dykes in various orientations intrude the Archean rocks, the most dominant of which is the north-northwest trending (330°) Mackenzie swarm (1.27 Ga). The claims are covered, to varying degrees, by a veneer of till, the majority of which is basal till. Till thickness is variable. Outcrops comprise between 1 and 25% of the area; in outcrop dominated areas, tills are only preserved in small gullies. In areas of no outcrop, till cover averages from a few centimetres to tens of metres in thickness. Ice directions of 270 to 285° were reported in most of the area.

Exploration and Results to Date

There is no record of exploration on the Pellatt Lake Property for commodities other than diamonds. The property has been the subject of diamond exploration since the early 1990s. One kimberlite dyke (or sill) has been discovered on the property.

Exploration on the property in 2004 by Peregrine consisted of a reinterpretation of previous airborne geophysical data and flying a Falcon™ System survey. Expenditures of $346,084 were incurred on the property. In the spring of 2005, two ground geophysical surveys (magnetics, EM and gravity) were completed on two priority anomalies. Future work will include indicator mineral sampling, prospecting airborne geophysical anomalies on the ground followed by additional ground geophysical surveys and drilling, as warranted.

Area 2/Arviat Property

The Area 2/Arviat Property is located approximately 50 kilometres northwest of the hamlet of Arviat, Nunavut. The property comprises 17 prospecting permits covering 285,300 hectares. The southeastern corner of the property is within 10 kilometres of Hudson Bay. The property is held by BHP Billiton. Peregrine has an option to earn a 65% interest in the property, subject to the BHP Billiton Back-in Rights.

The Area 2/Arviat Property lies within the Hearne domain of the Western Churchill Province. The property is predominantly underlain by Archean to Paleoproterozoic (Aphebian) gneisses, plutonic rocks and supracrustal metasedimentary and metavolcanic rocks. The area has undergone multiple phases of glaciation and the claims are covered, to varying degrees, by till and other glacial landforms.

Interest in the Area 2/Arviat Property stems from reconnaissance till sampling by BHP Billiton which yielded prospective kimberlite indicator mineral results. In the summer of 2004, Peregrine conducted a till sampling program on the property in which 250 till samples were collected. Only a few samples returned additional indicator minerals. Future plans for the Area 2/Arviat property include surface abrasion studies on the indicator minerals and microprobe analysis.

NANUQ Property

For information on Peregrine's interest in the NANUQ Property, see Schedule "A" on "Information Concerning the Corporation" under "General Development of the Business—Nanuq Property". The NANUQ Property is subject to the BHP Billiton Back-in Rights.

Mackay Lake/Outram Property

The Mackay Lake/Outram Property currently consists of 23 claims located approximately 75 kilometres south-southwest of the Diavik Mine. The property is owned and operated by International Samuel Exploration Corp. with Peregrine having a 25% joint venture interest.

The Mackay Lake/Outram property is located within the Archean Slave Structural Province and is predominantly underlain by Archean gneisses, granites, and supracrustal metasedimentary rocks. The area also experienced multiple glaciation events which covered much of the area with till and other glacial landforms.

Previous till sampling produced promising kimberlite indicator mineral results. Some areas of the property show very positive indicator results, with an abundance of chromites, peridotitic and eclogitic garnets, olivines, picroilmenites and chromites found. These positive indicator mineral results may be indicative of nearby kimberlites.

Exploration conducted by International Samuel Exploration Corp. includes ground geophysical surveys and exploration drilling. Ground geophysical surveys revealed 26 prospective geophysical anomalies. Three of these anomalies were tested with diamond drill holes in 2004. Although no kimberlites have been discovered to date, there are promising anomalies still to be tested.

Based on the work done to date, the potential exists for kimberlites to be found on the Mackay Lake/Outram property and additional diamond exploration work is planned.

Tulemalu Property

The Tulemalu Property consists of 34 prospecting permits located approximately 250 kilometres south-southeast of the town of Baker Lake in Nunavut. The permits were acquired by BHP Billiton in February 2004. The Tulemalu Property is held by BHP Billiton. Peregrine has an option to earn a 65% interest in the property, subject to the BHP Billiton Back-in Rights.

The Tulemalu Property straddles the boundary between the Rae and Hearne domains of the Western Churchill Province. The Snowbird Tectonic Zone, which separates the Rae and Hearne domains, runs through the centre of the property with a northwest-southeast strike. The property is predominantly underlain by Paleoproterozoic (Aphebian) rocks in the Angikuni Sub-Basin of the Thelon Basin. These rocks are underlain by Archean gneisses, metasedimentary, metavolcanic, and metaintrusive rocks.

Personnel from BHP Billiton and Peregrine have visited the Tulemalu Property to assess the kimberlite potential of the property through till sampling and prospecting. As part of this till sampling program, 525 till samples were collected. Diagnostic kimberlite indicator minerals are sparse on the property and no kimberlitic garnets were observed. These results indicate that the property is not prospective for the discovery of a kimberlite. No further diamond exploration work is warranted on this property.

Phoenix Property

The Phoenix Property consists of 10 mineral claims covering 23,862 acres located approximately 160 kilometres north-northeast of Yellowknife, Northwest Territories. Peregrine acquired the property from BHP Billiton in 2004. The Phoenix Property is in the Western Slave Geological Province, a region considered prospective for diamonds. To date, Peregrine has not conducted any exploration on these claims.

SELECTED CONSOLIDATED FINANCIAL INFORMATION AND MANAGEMENT'S DISCUSSION AND ANALYSIS

Annual Information

The following table sets forth selected financial information of Peregrine for the period from incorporation (November 19, 2002) to September 30, 2003 and the year ended September 30, 2004 and the nine months ended June 30, 2005 and are derived from the financial statements of Peregrine included in Schedule "F" to the Information Circular. The selected consolidated financial information is presented in accordance with Canadian GAAP and should be read in conjunction with the financial statements and the notes thereto (including the subsequent event notes which describe certain transactions occurring after June 30, 2005, such as Peregrine's distribution of its shares in Peregrine Metals to its shareholders on October 14, 2005) and the management's discussion and analysis thereon (see "Management's Discussion and Analysis").

	9 months ended June 30, 2005	**12 months ended September 30, 2004**	**Incorporation (November 19, 2002) to September 30, 2003**
	(unaudited)	(audited)	(unaudited)
Total revenues	$—	$—	$—
Exploration and development expenses	6,681,806	4,305,021	1,428,886
Income from continuing operations	—	—	—
Net loss	(8,584,322)	(5,154,126)	(1,658,879)
Total assets	15,780,258	15,284,208	11,213,418
Total long-term financial liabilities	—	—	—
Cash dividends declared per share	—	—	—

Management's Discussion and Analysis

Overview

Peregrine (which, together with its subsidiary, Subco, is collectively referred to as "Peregrine") is a mineral exploration company with mineral interests presently consisting of potential diamond-producing mineral properties located in the Northwest Territories and Nunavut in Canada. Peregrine's primary diamond project is its 54.475% interest in the WO Property, located in the Northwest Territories, which contains the 9-plus hectare DO-27 kimberlite pipe.

Amalgamation with Dunsmuir and Private Placement

Dunsmuir is a publicly-traded company, the common shares of which are listed on the Exchange. Dunsmuir is engaged in the exploration for diamonds, primarily in North America. Pursuant to the Amalgamation Agreement, and subject to requisite approval by the shareholders of Dunsmuir and Subco, Dunsmuir and Subco will amalgamate and continue as one corporation under the name "Peregrine Holdings Ltd." (referrerd to as Amalco herein), which will be wholly-owned by Peregrine. Amalco will hold all of the assets and liabilities of Dunsmuir and of Subco. It is a condition of the completion of the Amalgamation that the Peregrine Common Shares be accepted for listing on the Exchange in substitution for the Dunsmuir Common Shares.

On the effective date of the Amalgamation, each holder of Common Shares of Dunsmuir (other than Dissenting Shareholders) will receive one Peregrine Common Share in exchange for every twenty (20) Common Shares of Dunsmuir. Dunsmuir Options, Dunsmuir Warrants and the Dunsmuir Convertible Debenture will be exchanged for rights to acquire that number of Peregrine Common Shares equal to the number of Common Shares of Dunsmuir that could have been acquired on exercise or conversion as reduced by an exchange ratio of twenty and the exercise or conversion price will be increased by a factor of twenty.

Prior to the Amalgamation, Subco is completing an offering of up to 10,000,000 Subco Special Warrants (including the Over-Allotment Option of 2,000,000 Subco Special Warrants) at a price of $5.00 per Subco Special Warrant for gross proceeds of up to $50,000,000. Immediately prior to the Amalgamation, each Subco Special Warrant will be automatically exercised into one Subco Common Share and one-half of one Subco Warrant. Under the Amalgamation, each such Subco Common Share will be exchanged for one Peregrine Common Share and each whole Subco Warrant will be exchanged for one Peregrine Private Placement Warrant. Each Peregrine Private Placement Warrant will entitle the holder to purchase one Peregrine Common Share at a price of $7.00 for a period of 18 months from the Effective Date of the Amalgamation. Under the Amalgamation, the one Subco Share held by Peregrine will be exchanged for one Amalco Share.

When the Subco Special Warrants are automatically exercised immediately prior to the Amalgamation, the Agents under the Private Placement will be paid a cash commission equal to 6% of the gross proceeds raised pursuant to the Private Placement. On the closing of the Private Placement, the Agents will receive that number of Subco Agents' Special Warrants equal to 6% of the Subco Special Warrants sold under the Private Placement. Immediately prior to the amalgamation, each Subco Agents' Special Warrant will be automatically exercised into one Subco Agents' Warrant. Under the Amalgamation, each such Subco Agent's Warrant will be exchanged for one Peregrine Agents' Warrant, each of which will entitle the holder to purchase one Peregrine Common Share at a price of $5.00 for a period of 18 months from the Effective Date of the Amalgamation.

Upon completion of the Private Placement and the Amalgamation, assuming there are no Dissenting Shareholders and assuming the Over-Allotment Option is exercised in full, there will be approximately 48,151,375 Peregrine Common Shares issued and outstanding and 64,356,396 Peregrine Common Shares issued and outstanding on a fully-diluted basis. Upon completion of the Private Placement and the Amalgamation, assuming there are no Dissenting Shareholders and assuming the Over-Allotment Option is not exercised, there will be approximately 46,151,375 Peregrine Common Shares issued and outstanding and 61,236,396 Peregrine Common Shares issued and outstanding on a fully-diluted basis.

Corporate Reorganization

Prior to October 14, 2005, Peregrine held mineral interests consisting of potential diamond-producing mineral properties (referred to herein as the "Diamond Assets") located in the Northwest Territories and Nunavut and potential copper and other metals-producing mineral properties (referred to herein as the "Metal Assets") located in Argentina, Chile, Peru and Mexico.

Peregrine underwent a corporate reorganization on October 14, 2005 whereby it separated its Metal Assets from its Diamond Assets so that the full potential of these groups of assets would be independently realized. Peregrine formed Peregrine Metals Ltd. ("Metalco") under the Canada Business Corporations Act and transferred all of its direct and indirect interests in all of the Metal Assets to Metalco. In consideration for such transfer, Metalco issued to Peregrine the number of common shares of Peregrine Metals equal to one-half of the Peregrine Common Shares outstanding at the transaction date.

To complete the separation of the Metal Assets from the Diamond Assets, Peregrine distributed all of the outstanding common shares of Peregrine Metals to the shareholders of Peregrine by way of return of capital and, accordingly, Peregrine Metals is no longer a subsidiary of Peregrine.

Critical Accounting Estimates

A detailed summary of all of Peregrine's significant accounting policies is included in Note 2 to the annual Consolidated Financial Statements for the year ended September 30, 2004 set out in Schedule "F".

All direct costs related to the acquisition of mineral property interests are capitalized by property. Exploration costs are charged to operations until such time as it has been determined that a property has economically recoverable reserves, in which case subsequent exploration costs and the costs incurred to develop a property are capitalized. Exploration costs include value-added taxes incurred in foreign jurisdictions when recoverability of those taxes is uncertain.

Peregrine reviews the carrying values of its mineral property interests whenever events or changes in circumstances indicate that their carrying values may exceed their estimated net recoverable amounts. An impairment loss is recognized when the carrying value of those assets is not recoverable and exceeds their fair value.

Future income tax assets and liabilities are computed based on differences between the carrying amounts of assets and liabilities on the balance sheet and their corresponding tax values, using the enacted or substantively enacted, as applicable, income tax rates at each balance sheet date. Future income tax assets also result from unused loss carry-forwards and other deductions. The valuation of future income tax assets is reviewed quarterly and adjusted, if necessary, by use of a valuation allowance to reflect the estimated realizable amount.

Peregrine accounts for stock options granted to directors, officers and employees using the fair value method of accounting. Accordingly, the fair value of the options at the date of the grant is determined using the Black-Scholes option pricing model, as required by generally accepted accounting principles, and stock-based compensation is accrued and charged to operations, with an offsetting credit to contributed surplus, on a straight-line basis over the vesting periods. Option pricing models require the input of highly subjective assumptions regarding the expected volatility. Changes in assumptions can materially affect the fair value estimate and, therefore, the existing models do not necessarily provide a realistic measure of the fair value of the Peregrine's stock options at the date of the grant or thereafter.

Recent Accounting Pronouncements

Financial Instruments

On January 27, 2005, the Canadian Institute of Chartered Accountants ("CICA") issued Section 3855 of the CICA Handbook entitled "Financial Instruments—Recognition and Measurement". It builds upon CICA Handbook Section 3860, "Financial Instruments—Disclosure and Presentation", by prescribing when a financial instrument is to be recognized on the balance sheet and at what amount. It also specifies how gains and losses on financial instruments are to be presented.

All financial instruments will be required to be classified into various categories. Held to maturity investments, loans and receivables will be measured at amortized cost, with amortization of premium or discounts, losses and impairment included in current period interest income or expense. Held for trading financial assets and liabilities will be measured at fair market value with all gains and losses included in net income in the period in which they arise. All available for sale financial assets will be measured at fair market value with revaluation gains and losses included in other comprehensive income until the asset is removed from the balance sheet, and losses due to impairment will be included in net income. All other financial liabilities are to be carried at amortized cost.

The mandatory effective date of Section 3855 is for fiscal years beginning on or after October 1, 2006, with optional early recognition for fiscal years beginning on or after December 31, 2004. Peregrine has adopted this standard in its fiscal year ending September 30, 2005.

At present, Peregrine's most significant financial instruments are cash and cash equivalents, accounts receivable and accounts payable. This new section requires little difference in accounting for these financial instruments from previous standards.

Comprehensive Income

The new CICA Handbook Section 1530 entitled "Comprehensive Income" introduces a new requirement to temporarily present certain gains and losses outside of net income. Section 1530 defines comprehensive income as a change in value of net assets that is no longer due to owner activities. Financial assets that are classified as available for sale will have revaluation gains and losses included in other comprehensive income until the asset is removed from the balance sheet.

At present, Peregrine does not have any available for sale financial assets.

The effective date of this new Section 1530 is for fiscal years beginning on or after October 1, 2006, with optional early recognition for fiscal years beginning on or after December 31, 2004. Peregrine has adopted this new standard in its fiscal year ending September 30, 2005.

Forward Looking Statements

Except for statements of fact relating to Peregrine, certain information contained in this Management's Discussion and Analysis constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as "plan", "expect","project","intend","believe","anticipate" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements are based on the opinions and estimates of management at the dates the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.

These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other ecological data, fluctuating metal prices, the possibility of project cost overruns or unanticipated costs and expenses, uncertainties related to the availability of and costs of financing needed in the future and other factors described in this discussion under the heading "Outlook". Peregrine undertakes no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.

Results Of Operations

Selected Quarterly Data

($ in thousands, except per share information)

	2005		2004				2003	
QUARTER ENDED	30-Jun	31-Mar	31-Dec	30-Sep	30-Jun	31-Mar	31-Dec	30-Sep
Exploration expenses	$ 2,823	$ 3,258	$ 601	$ 1,208	$ 1,413	$ 563	$ 1,122	$ 1,392
Net loss	3,398	4,021	1,166	1,297	1,734	740	1,383	1,616
Net loss per share	(0.10)	(0.12)	(0.04)	(0.04)	(0.06)	(0.03)	(0.05)	(0.12)

The changes in comparative results of operations on a quarter over quarter basis are due primarily to fluctuations in exploration expenses.

Exploration expenses were lower during the 2004 March and December quarters owing to a seasonal decline in reconnaissance exploration activity in Canada during the winter months. There was a sharp increase in exploration expenditures in the first six months of 2005 owing to drilling and bulk sampling work which commenced on the DO-27 kimberlite pipe. As the majority of this deposit is under water, it was necessary to perform this work in winter and spring when the lake was frozen and could support machinery.

In addition, increased salary expenses and stock-based compensation charges for the December 2004 quarter and the first six months of 2005 contributed to the balance of the increase in net loss for these periods. Technical and administrative staffing levels were increased during this time, reflecting a change in exploration activity from primarily reconnaissance based geophysical programs to the addition of a large drilling and sampling program on the DO-27 kimberlite pipe.

Nine Months Ended June 30, 2005 and 2004

Peregrine incurred a net loss for the nine months ended June 30, 2005 of $8.6 million as compared to a net loss of $3.9 million for the same period in 2004. This change is due primarily to higher exploration expenditures resulting from increased exploration activity during the 2005 period.

Exploration expenses during the 2005 period were $6.7 million as compared to exploration costs of $3.1 million in the 2004 period. In the 2005 period, $5.6 million was spent on field work on Peregrine's diamond exploration properties in the Northwest Territories and a further $1.1 million was spent on exploration activities on Peregrine's metals based properties in Peru, Chile and Argentina. During the 2004 period, $2.0 million was spent on exploration activities on the diamond exploration properties in the Northwest Territories, $570,000 was spent on reconnaissance exploration activities in the central United States and $540,000 was spent in South America, primarily in Peru. Increased exploration activity on the

DO-27 kimberlite pipe is primarily responsible for the increase in exploration expenditures during the 2005 period.

General and administrative expenditures were $1.9 million for the nine-month period ended June 30, 2005 as compared to $950,000 for the corresponding period in 2004, the majority of this increase owing to increases in salary costs and stock-based compensation charges. Salary expense for the 2004 period of $81,000 represents payments to two full-time administrative personnel for a period of only six months as administrative staff were not hired and a payroll was not initiated until January 1st of that year. Salary expense of $600,000 for the 2005 period reflects not only costs for the full nine-month period but a full compliment of administrative and technical personnel. Stock-based compensation expense recorded for the 2005 period was $900,000 as opposed to an amount of $520,000 in 2004. This difference reflects additional options which were issued during the 2005 period as well as the vesting patterns of the underlying stock options that gave rise to the compensation expense

The balance of administration costs increased slightly on a period over period basis, $380,000 for the nine months ended June 30, 2005 versus an amount of $350,000 for the corresponding period in 2004. Most of this change is the result of increased office costs associated with a new office and the additional personnel.

A foreign exchange gain of $39,000 was recorded in the 2005 period versus a loss of $89,000 for 2004. These gains and losses are primarily the result of changes to the U.S. to Canadian dollar exchange rates during these periods and the resultant change in the Canadian dollar equivalent of U.S. dollar denominated cash deposits. U.S. dollar cash deposits increased to U.S.$4.3 million at June 30, 2005 from U.S.$700,000 at June 30, 2004.

Liquidity And Capital Resources

At June 30, 2005, Peregrine had a working capital balance of $12.4 million and cash resources of $11.9 million. During the nine months ended June 30, 2005, Peregrine spent $8.7 million on operations, $750,000 on the acquisition of mineral property interests and reclamation deposits, and made expenditures on equipment in the amount of $77,000. During the nine months ended June 30, 2005, cash of $8.9 million was received from the issuance of share capital.

At June 30, 2005, Peregrine had approximately $4.3 million in U.S. funds which amount exposes Peregrine to risks associated with foreign exchange fluctuations. Due to a weakening in value of the Canadian dollar versus its U.S. counterpart during the summer of 2005, unrealized foreign exchange gains in the amount of $39,000 in Peregrine's U.S. dollar-denominated cash holdings were recorded during the nine-month period ended June 30, 2005.

Despite the foregoing, Peregrine does not have sufficient funds or the ability to generate additional funds necessary to perform exploration activities or maintain operations for the long term. Additional funding will be required in future periods and this funding will likely be in the form of additional equity financings. There can be no assurance given, however, that such funding will be available when required or on terms which are acceptable to Peregrine.

Related Party Transactions

Legal fees are paid to a firm in which a director of Peregrine is associated. Peregrine has utilized the services of this firm since incorporation and for the nine-month periods ended June 30, 2005 and 2004 has incurred costs of $54,000 and $91,000, respectively.

Outstanding Share Data

Peregrine is authorized to issue an unlimited number of common shares without par value. As at December 7, 2005: 36,150,788 Peregrine Common Shares were issued and outstanding; options to purchase 9,140,000 Peregrine Common Shares had been granted and were outstanding; and warrants to purchase an aggregate of 876,625 Peregrine Common Shares had been issued and were outstanding. On a fully diluted basis, 46,167,413 Peregrine Common Shares were outstanding.

Risk Factors

The business of mineral exploration and extraction involves a high degree of risk. Few properties that are explored are ultimately developed into production. At present, none of Peregrine's properties has a known body of commercial ore. Material risks and uncertainties affecting Peregrine, their potential impact, and Peregrine's principal risk management strategies, are as follows:

- *Additional Funding Requirements* - The further development and exploration of the various mineral properties in which it holds interests depends upon Peregrine's ability to obtain financing through joint ventures, debt financing, equity financing or other means. There can be no assurance that Peregrine will be successful in obtaining any required financing as and when needed. Depressed markets for precious and base metals may make it difficult, or impossible, for Peregrine to obtain debt financing or equity financing on favorable terms, or at all. Failure to obtain additional financing on a timely basis may cause Peregrine to postpone its development plans, forfeit rights in some or all of its properties or reduce or terminate some or all of its operations.

- *Uncertainties related to mineral resource estimates* – There is a degree of uncertainty attributable to the calculation of mineral resources and corresponding grades being mined or dedicated to future production. Until resources are actually mined and processed, the quantity of resources and grades must be considered as estimates only. In addition, the quantity and value of reserves or resources may vary, depending on commodity prices. Any material change in the quantity of resources, grades or stripping ratio may affect the economic viability of Peregrine's properties. In addition, there can be no assurance that recoveries in small-scale laboratory tests will be duplicated in larger-scale tests under on-site conditions, or during production.

- *Price volatility* – Commodity prices are subject to volatile price changes from a variety of factors, including international economic and political trends, expectations of inflation, global and regional demand, currency-exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities and increased production due to improved mining and production methods.

- *Currency risks* – The bulk of Peregrine's activities are denominated in Canadian currency. During the nine months ended June 30, 2005, Peregrine maintained some of its surplus funds in cash instruments denominated in U.S. dollars. During most of this period, the Canadian dollar weakened against the U.S. dollar, resulting in a foreign exchange gain to Peregrine. There is no guarantee that the Canadian dollar will continue on this trend in the future and a strengthening of the Canadian dollar vis-a-vis the U.S. dollar could generate a significant foreign exchange loss to Peregrine.

- *Limited production history* – Peregrine has paid no dividends on the Peregrine Common Shares since inception and does not anticipate doing so in the foreseeable future. To date, Peregrine has not received any cash flow generated from operations. All exploration projects of Peregrine will need funding from Peregrine. Peregrine has a limited operating history and there can be no assurance of its ability to operate its projects profitably. While Peregrine may in the future generate additional working capital through the operation, development, sale or possible joint venture of its properties, there is no assurance that Peregrine will be capable of producing positive cash flow on a consistent basis or that any such funds will be available for exploration and development programs.

- *Uninsurable risks or self-insured risks* –Exploration, development and production operations on mineral properties involve numerous risks, including unexpected or unusual geological operating conditions, rock bursts or slides, fires, floods, earthquakes or other environmental occurrences, and political and social instability. It is not always possible to obtain insurance against all such risks and Peregrine may decide not to insure against certain risks as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any further profitability and result in increasing costs and a decline in the value of the securities of Peregrine. Peregrine does not maintain insurance against political or environmental risks.

Outlook

Peregrine will concentrate its near-term efforts on completing the Private Placement through Subco and finalizing the amalgamation with Dunsmuir. Long-term strategy will focus on the further exploration and potential development of the DO-27 kimberlite pipe. Peregrine will also continue to identify and evaluate prospective mineral properties for acquisition on a selective basis. Peregrine seeks to generate positive cash flow from its properties in Canada in order to underpin its business development and geological strategies.

DESCRIPTION OF SECURITIES

The authorized capital of Peregrine consists of an unlimited number of common shares without par value (referred to herein as "Peregrine Common Shares") and an unlimited number of preferred shares without par value. As at the date of the Information Circular, 36,150,788 Peregrine Common Shares and no preferred shares are issued and outstanding.

Holders of Peregrine Common Shares are entitled to receive notice of and to attend all meetings of common shareholders of Peregrine and have one vote for each Peregrine Common Share. They also have the right, subject to any preferential rights attaching to any other class or series of shares of Peregrine, to receive dividends if, as and when declared on the Peregrine Common Shares. In the event of the liquidation, dissolution or winding-up of Peregrine, whether voluntary or involuntary, or any other distribution of assets of Peregrine among its shareholders for the purpose of winding-up its affairs, subject to any preferential rights attaching to any other class or series of shares of Peregrine with respect to entitlement upon liquidation, dissolution, winding-up or distribution for the purpose of winding-up, the holders of the Peregrine Common Shares are entitled to receive on a pro rata basis the remaining property and assets of Peregrine.

CONSOLIDATED CAPITALIZATION

The following table sets out Peregrine's consolidated capitalization as at the dates indicated.

Designation of security	Amount authorized or to be authorized	Amount outstanding as at June 30, 2005	Amount outstanding as at November 30, 2005 prior to giving effect to the Private Placement and the Amalgamation
		(unaudited)	(unaudited)
Common Shares(1)(2)(3)	Unlimited	$28,424,265 (36,150,788 shs.)	$28,424,265 (36,150,788 shs.)

(1) At November 30, 2005, options to purchase an aggregate of 9,140,000 Peregrine Common Shares were outstanding, as follows, and expire on the date which is five years from the date of listing of the Peregrine Common Shares on a stock exchange: 2,940,000 shares at $0.42 per share; 3,900,000 shares at $0.92 per share; 1,200,000 shares at $1.92 per share; and 1,100,000 shares at $3.00 per share.

(2) At November 30, 2005, warrants to purchase an aggregate of 876,625 Peregrine Common Shares were outstanding, as follows: 571,000 shares at $0.92 per share until 12 months following the completion of a transaction or series of transactions pursuant to which the Peregrine Common Shares become listed for trading on a recognized stock exchange in Canada or the United States; 75,625 shares at $1.92 per share until the earlier of August 17, 2007 and 12 months after listing of the Peregrine Common Shares on a public stock exchange; 230,000 shares at $2.92 per share until the earlier of December 31, 2006 and the day immediately preceding the first day of listing or quotation of the Peregrine Common Shares on a stock market or exchange.

(3) At June 30, 2005, Peregrine had a contributed surplus of $1,286,121 and a deficit of $15,397,327.

PRIOR SALES

The following table sets out information on securities of Peregrine have been sold within the past 12 months or are proposed to be sold prior to the Amalgamation.

	Number of Issued Securities	Price per security	Total Consideration
Prior sales of Peregrine Common Shares since December 1, 2004(1)	2,967,196	$3.00	$8,901,588
Private Placement of Subco Special Warrants(2)	10,000,000	$5.00	$50,000,000

(1) Excludes Peregrine Common Shares issued upon conversion of outstanding securities where no additional consideration was paid.

(2) Assumes exercise of the Over-Allotment Option. The Private Placement is of Subco, presently a wholly-owned subsidiary of Peregrine. Each Subco Special Warrant will be automatically exercised, at no additional cost, immediately prior to the Amalgamation for one Subco Common Share and one-half of a Subco Warrant to purchase one Subco Share. Upon the effectiveness of the Amalgamation, each Subco Common Share will be exchanged for one Peregrine Common Share and each whole Subco Warrant will be exchanged for one Peregrine Warrant to purchase one Peregrine Common Share at $7.00 per share until 18 months from the date of the Amalgamation.

If, prior to the Amalgamation, BHP Billiton exercises the BHP Pro Rata Purchase Right in respect of potential issuances of Peregrine Common Shares, additional Peregrine Common Shares may be sold to BHP Billiton.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following Summary Compensation Table provides a summary of compensation in Canadian dollars paid by Peregrine during the last financial year ended September 30, 2004 and for the nine months ended June 30, 2005 (the "Stub Period") to Peregrine's Chief Executive Officer ("CEO") and to its three other executive officers serving at the end of the Stub Period (collectively, the "NEOs"). Peregrine did not have an officer formally appointed as "Chief Financial Officer" during those periods.

SUMMARY COMPENSATION TABLE

		Annual Compensation			Long Term Compensation			
					Awards		Payouts	
NEO Name and Principal Position	**Fiscal Period**	**Salary ($)**	**Bonus ($)**	**Other Annual Compen-sation ($)**	**Securities Under Options Granted (#)**	**Shares or Units Subject to Resale Restrictions ($)**	**LTIP Payouts ($)**	**All Other Compen-sation ($)**
ERIC FRIEDLAND President/CEO	Stub Period	81,000	Nil	(1)	Nil	N/A	N/A	200,000[2]
	2004	24,000	Nil	(1)	2,300,000	N/A	N/A	N/A
ALAN CARTER[3] Chief Operating Officer	Stub Period	150,000	Nil	(1)	Nil	N/A	N/A	N/A
	2004	66,667	Nil	(1)	1,200,000	N/A	N/A	N/A
JENNIFER PELL[4] Vice President Diamonds	Stub Period	52,083	Nil	(1)	300,000	N/A	N/A	N/A
	2004	N/A	N/A	N/A	N/A	N/A	N/A	N/A
WENDY MATHISON[5] Vice President Operations	Stub Period	42,500	Nil	(1)	200,000	N/A	N/A	N/A
	2004	N/A	N/A	N/A	N/A	N/A	N/A	N/A

(1) For the indicated period, the amount of perquisites and other personal benefits, securities or property received by the NEO from Peregrine or any subsidiary did not exceed the lesser of $50,000 and 10% of the total salary and bonus of the NEO for the period.
(2) Payment made to Mr. Friedland during Stub Period but represents deferred compensation to him for services rendered in prior fiscal periods for which he had not been paid.
(3) Dr. Carter joined Peregrine in June 2004.
(4) Dr. Pell joined Peregrine in February 2005.
(5) Ms. Mathison joined Peregrine in January 2005.

Long Term Incentive Plan Awards

During the financial year ended September 30, 2004 and the Stub Period, there were no long term incentive plans in place for the NEOs.

Stock Options/SARs

The following table sets out information with respect to Peregrine Options granted to the NEOs during the financial year ended September 30, 2004 and the Stub Period. Peregrine has not granted any stock appreciation rights (SARs).

Name	Fiscal Period	Securities Under Options Granted[1] (#)	% of Total Options Granted to Employees, Officers and Consultants in Fiscal Period	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
ERIC FRIEDLAND	Stub Period	Nil	N/A	N/A	N/A	N/A
	2004	2,300,000	60.5%	$1.00[2]	$1.00	[3]
ALAN CARTER	Stub Period	Nil	N/A	N/A	N/A	N/A
	2004	1,200,000	31.6%	$1.00[2]	$1.00	[3]
JENNIFER PELL	Stub Period	300,000	42.9%	$2.00[2]	$2.00	[3]
	2004	N/A	N/A	N/A	N/A	N/A
WENDY MATHISON	Stub Period	200,000	28.6%	$2.00[2]	$2.00	[3]
	2004	N/A	N/A	N/A	N/A	N/A

(1) All options vest as to one-third on each of the date of grant and the second and third anniversaries of the date of grant.

(2) In connection with Peregrine's distribution as of October 14, 2005 of shares of Peregrine Metals to holders of Peregrine Common Shares (see "Business of Peregrine—History"), the option was exchanged into, among other things, a new Peregrine Option with an exercise price that is $0.08 less, but with otherwise the same terms as the Peregrine Option originally granted.

(3) Expiration date is the date which is five years from the date on which the Peregrine Common Shares begin trading on a stock exchange.

No Peregrine Options have been exercised by the NEOs during the financial year ended September 30, 2004 and the Stub Period. The following table sets out the values of the Peregrine Options held by NEOs as at the end of the Stub Period.

Name	Unexercised Options at Stub Period End (#) Exercisable/Unexercisable	Value of Unexercised in-the-Money Options at Stub Period End[1] ($) Exercisable/Unexercisable
ERIC FRIEDLAND	1,533,333 Exercisable 766,667 Unexercisable	$3,066,666 Exercisable $1,533,334 Unexercisable
ALAN CARTER	800,000 Exercisable 400,000 Unexercisable	$1,600,000 Exercisable $800,000 Unexercisable
JENNIFER PELL	100,000 Exercisable 200,000 Unexercisable	$100,000 Exercisable $200,000 Unexercisable
WENDY MATHISON	66,666 Exercisable 133,334 Unexercisable	$66,666 Exercisable $133,334 Unexercisable

(1) Based on the difference between the original exercise price of the options and $3.00 price of Peregrine Common Shares under the last private placement completed by Peregrine prior to June 30, 2005.

Termination of Employment, Change in Responsibilities and Employment Contracts

See "Proposed Executive Compensation—Termination of Employment, Change in Responsibilities and Employment Contracts" in Schedule "C" on "Information Concerning Peregrine Post-Amalgamation" for a description of employment contracts with Eric Friedland and Alan Carter which will continue to be in effect following the Amalgamation.

Pension Plans

Peregrine does not have any pension plan in place for its NEOs.

Compensation of Directors

Directors' Fees

Non-management directors of Peregrine do not receive fees or other cash compensation in their capacity as directors. Non-management directors are reimbursed for transportation and other out-of-pocket expenses incurred for attendance at Board of Directors meetings and in connection with discharging their director functions.

Stock Options

Non-management directors of Peregrine are eligible to receive stock options to purchase Peregrine Common Shares.

The following table sets out information with respect to Peregrine Options granted to non-management directors of Peregrine during the financial year ended September 30, 2004 and the Stub Period.

Name	Fiscal Year	Securities Under Options Granted(1) (#)	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
JONATHAN CHALLIS	Stub Period	Nil	N/A	N/A	N/A
	2004	Nil	N/A	N/A	N/A
RICHARD COHEN(2)	Stub Period	200,000	$2.00(3)	$2.00	(5)
	2004	N/A	N/A	N/A	N/A
MYRON GOLDSTEIN	Stub Period	Nil	N/A	N/A	N/A
	2004	Nil	N/A	N/A	N/A
GORDON KEEP(4)	Stub Period	300,000	$2.00(3)	$2.00	(5)
	2004	N/A	N/A	N/A	N/A
BERNARD POZNANSKI	Stub Period	Nil	N/A	N/A	N/A
	2004	100,000	$1.00(3)	$1.00	(5)

(1) All options vest as to one-third on each of the date of grant and the second and third anniversaries of the date of grant.
(2) Mr. Cohen became a director of Peregrine on May 15, 2005.
(3) In connection with Peregrine's distribution as of October 14, 2005 of shares of Peregrine Metals to holders of Peregrine Common Shares (see "Business of Peregrine—History"), the option was exchanged into, among other things, a new Peregrine option with an exercise price that is $0.08 less, but with otherwise the same terms as the Peregrine option originally granted.
(4) Mr. Keep became a director of Peregrine on February 2, 2005.
(5) Expiration date is the date which is five years from the date on which the Peregrine Common Shares begin trading on a stock exchange.

No options to purchase Peregrine Common Shares have been exercised by the non-management directors during the financial year ended September 30, 2004 and the Stub Period. The following table sets out the values of the Peregrine Options held by non-management directors as at the end of the Stub Period.

Name	Unexercised Options at Stub Period End (#) Exercisable/Unexercisable	Value of Unexercised in-the-Money Options at Stub Period End[1] ($) Exercisable/Unexercisable
JONATHAN CHALLIS	133,333 Exercisable 66,667 Unexercisable	$333,332 Exercisable $166,668 Unexercisable
RICHARD COHEN	66,666 Exercisable 133,334 Unexercisable	$66,666 Exercisable $133,334 Unexercisable
MYRON GOLDSTEIN	200,000 Exercisable 100,000 Unexercisable	$500,000 Exercisable $250,000 Unexercisable
GORDON KEEP	100,000 Exercisable 200,000 Unexercisable	$100,000 Exercisable $200,000 Unexercisable
BERNARD POZNANSKI	199,999 Exercisable 100,001 Unexercisable	$466,665 Exercisable $233,336 Unexercisable

(1) Based on the difference between the original exercise price of the options and $3.00 price of Peregrine Common Shares under the last private placement completed by Peregrine prior to June 30, 2005.

Management Contracts

Management functions of Peregrine are not to any substantial degree performed by a person other than the directors or officers of Peregrine.

Non-Arm's Length Party Transactions

See "Business of Peregrine—Falcon™ System and BHP Billiton Rights" and "Properties of Peregrine" for disclosure on transactions between Peregrine and BHP Billiton, a 13.5% shareholder of Peregrine.

LEGAL PROCEEDINGS

There are currently no legal proceedings material to Peregrine to which Peregrine or a subsidiary is a party or of which any of their respective property is the subject matter.

MATERIAL CONTRACTS

Peregrine is a party to the following contracts, other than contracts entered into in the ordinary course of business, which may be considered material to Shareholders of Dunsmuir:

1. BHP Falcon Agreement described under "Business of Peregrine—Falcon™ System and BHP Billiton Rights";

2. WO Property Agreement described under "Properties of Peregrine—WO Property";

3. Letter Agreement dated November 8, 2005 between Peregrine and Dunsmuir described under "Proposed Amalgamation—The Letter Agreement" in the Information Circular;

4. Amalgamation Agreement dated as of November 18, 2005 among Peregrine, Subco and Dunsmuir described under "Proposed Amalgamation—Amalgamation Agreement" in the Information Circular; and

5. Engagement letter agreement dated November 8, 2005 between Peregrine and Canaccord Capital Corporation regarding the Private Placement.

Copies of the foregoing may be inspected at Peregrine's head office, Suite 301-1250 Homer Street, Vancouver, British Columbia V6B 1C6, during normal business hours up to including the date of the Meeting and for a period of 30 days thereafter.

SCHEDULE "C"

INFORMATION CONCERNING PEREGRINE POST-AMALGAMATION

TABLE OF CONTENTS

CORPORATE STRUCTURE

Name and Incorporation

On completion of the Amalgamation of the Corporation and Subco, Amalco will be amalgamated pursuant to the BCBCA under the name "Peregrine Holdings Ltd". The head office of Amalco will be located at Suite 301—1250 Homer Street, Vancouver, British Columbia V6B 1C6. The registered and records office of Amalco will be located at the head office. Apart from reflecting the new name of Amalco, the Articles and other constating documents of Amalco will be the same as those of Subco.

Peregrine will continue to be incorporated under the CBCA. Peregrine's head office will remain at Suite 301—1250 Homer Street, Vancouver, British Columbia V6B 1C6 and its registered and records office will remain at the head office.

Intercorporate Relationships

Following completion of the Amalgamation, Peregrine will become the holder of 100% of the outstanding shares of Amalco. The following diagram sets out the intercorporate relationships among Peregrine and its subsidiaries after giving effect to the Amalgamation:


Peregrine Diamonds Ltd.
(incorporated under the CBCA)
100%
Peregrine Holdings Ltd.
(amalgamated under the BCBCA)

NARRATIVE DESCRIPTION OF THE BUSINESS OF AMALCO

Stated Business Objectives

Upon completion of the Amalgamation, both Peregrine and Amalco will be in the business of the exploration for diamonds. Peregrine will continue to hold the interests in the resource properties referred to under "Properties of Peregrine" in Schedule "B", and will continue to hold the licence to BHP Billiton Group's Falcon™ System referred to under "Business of Peregrine—Falcon™ System and BHP Billiton Group Rights" in Schedule "B". Amalco will hold all of the assets and liabilities of the Corporation and Subco, including the interests in the resource properties referred to in Schedule "A" under the heading "General Development of the Business".

Exploration and Development

Details of the proposed exploration programs to be conducted by Peregrine on the WO Property, Peregrine's primary asset, are described under "Properties of Peregrine—WO Property—Exploration and

Development" in Schedule "B". The WO Property is without known reserves or resources and the proposed exploration program is an exploratory search for commercial quantities of diamonds.

DESCRIPTION OF THE SECURITIES OF PEREGRINE

For a description of the attributes of the Peregrine Common Shares refer to "Description of Securities" in Schedule "B".

PRO FORMA CONSOLIDATED CAPITALIZATION

Pro Forma Consolidated Capitalization

The following table sets out the Peregrine's pro forma consolidated capitalization as at the date indicated after giving effect to the Private Placement and the Amalgamation. The information is based on the pro forma consolidated balance sheet of Peregrine as at June 30, 2005 attached to the Information Circular as Schedule "G", as updated to give effect to the Private Placement, the Amalgamation and other subsequent event adjustments.

Designation of Security	**Amount Authorized**	**Amount outstanding at the Effective Date after giving effect to the Amalgamation (assuming the Over-Allotment Option is not exercised)** (unaudited)	**Amount outstanding at the Effective Date after giving effect to the Amalgamation (assuming full exercise of the Over-Allotment Option)** (unaudited)
Common Shares[1]	Unlimited	$ 63,528,341	$ 72,928,341
		(46,151,375 shs.)	(48,151,375 shs.)

(1) As at June 30, 2005, the date of the pro forma consolidated balance sheet attached to the Information Circular as Schedule "G", Peregrine had a deficit of $15,397,327.

On completion of the Amalgamation, Peregrine will have options outstanding entitling the holders to purchase up to 9,232,450 Peregrine Common Shares. If the Over-Allotment Option is exercised in full, there will be warrants outstanding entitling the holders to purchase up to 6,926,625 Peregrine Common Shares and if the Over-Allotment Option is not exercised there will be warrants outstanding entitling the holders to purchase up to 5,806,625 Peregrine Common Shares. In addition, up to 45,946 Peregrine Common Shares may be issuable in connection with conversion rights relating to the Dunsmuir Convertible Debenture.

Fully Diluted Share Capital

The following table sets out the share capital of Peregrine on completion of the Amalgamation on a fully-diluted basis:

	Assuming the Over-Allotment Option is not exercised		Assuming the Over-Allotment Option is exercised in full	
	Number	Percentage	Number	Percentage
Issued by Peregrine as at the date of this Information Circular	36,150,788	59.03%	36,150,788	56.17%
Issuable pursuant to the Amalgamation Agreement (Exchange Ratio of 20 Common Shares of the Corporation for 1 Peregrine Common Share)	1,940,587	3.16%	1,940,587	3.02%
Issuable pursuant to the Private Placement	8,000,000	13.06%	10,000,000	15.54%
Issuable to Endeavour Financial (1)	60,000	0.10%	60,000	0.09%
Total Peregrine Common Shares issued and outstanding on completion of the Amalgamation	**46,151,375**	**75.37%**	**48,151,375**	**74.82%**
Peregrine Common Shares reserved for issuance on exercise of stock options	9,232,450	15.08%	9,232,450	14.35%
Peregrine Common Shares reserved for issuance on exercise of warrants	5,806,625	9.48%	6,926,625	10.76%
Peregrine Common Shares reserved for issuance on conversion of convertible debentures (2)	45,946	0.08%	45,946	0.07%
Total Peregrine Common Shares outstanding on fully diluted basis	**61,236,396**	**100%**	**64,356,396**	**100%**

(1) Endeavour Financial will be issued 60,000 Peregrine Common Shares and the Endeavour Warrant in consideration for its services in helping to arrange the Amalgamation. Refer to the Information Circular under the heading "Special Business to be Conducted at the Meeting – Proposed Amalgamation – Corporate Advisory Fee".

(2) These Peregrine Common Shares are issuable pursuant to the Dunsmuir Convertible Debenture in the principal amount of $340,000 and which is convertible into Peregrine Common Shares at a price of $7.40 per share until July 31, 2006, at a price of $8.40 per share from August 1, 2006 until July 31, 2007 and at a price of $9.40 per share from August 1, 2007 to July 31, 2008.

AVAILABLE FUNDS AND PRINCIPAL PURPOSES

Funds Available

As at November 30, 2005, the Corporation had working capital of approximately $850,000 and Peregrine had working capital of approximately $5,750,000.

Concurrently with the Amalgamation, Subco is conducting the Private Placement for gross proceeds of $50,000,000 if the Over-Allotment Option is exercised in full and gross proceeds of $40,000,000 if the Over-Allotment Option is not exercised. The Private Placement is intended to close prior to the Amalgamation, but proceeds from the Private Placement will be held in escrow until the Agents authorize the release of the proceeds to Subco, less Agents' commissions and expenses, immediately prior to the Amalgamation.

Principal Use of Funds

The gross proceeds to be received by Subco from the Private Placement will, together with the Corporation's approximate working capital of $850,000 and Peregrine's approximate working capital of $5,750,000 as at November 30, 2005, total $56,600,000 (if the Over-Allotment Option is exercised) and $46,600,000 (if the Over-Allotment Option is not exercised). It is intended that the funds will be expended as follows:

Principal Use of Funds	Assuming the Over-Allotment Option is Exercised in Full ($)	Assuming the Over-Allotment Option is not Exercised ($)
Estimated costs for Amalgamation and Private Placement (including commission and expenses)	$ 3,400,000	$ 2,800,000
DO-27 2006 bulk sampling program (Peregrine's 54.475% of budgeted program of $14,000,000)	$ 7,626,500	$ 7,626,500
DO-27 2006 environmental studies and additional diamond drilling program (Peregrine's 54.475% of budgeted program of $2,330,000)	$ 1,269,500	$ 1,269,500
DO-27 2007 bulk sampling program (Peregrine's 54.475% of budgeted program of $13,075,000)	$ 7,122,500	$ 7,122,500
WO Property 2006 general exploration program (Peregrine's 54.547% of budgeted program of $1,037,400)	$ 565,000	$ 565,000
Estimated exploration costs for other existing mineral properties held by Peregrine and Dunsmuir	$ 6,000,000	$ 6,000,000
Reconnaissance exploration	$ 325,000	$ 325,000
General and administrative expenses in the 18 months following the Amalgamation	$ 2,250,000	$ 2,250,000
Unallocated Working Capital	$ 28,041,500 (1)	$ 18,641,500 (1)
TOTAL	$ 56,600,000	$ 46,600,000

(1) If any participant fails to meet a cash call then Peregrine may be required to pay a greater percentage of any particular program on the WO Property. This would, however, increase Peregrine's percentage ownership of the property.

Peregrine will spend the funds available to it on the completion of the Amalgamation in order to carry out the recommended exploration programs as set out under "Properties of Peregrine—WO Property—Exploration and Development" in Schedule "B" and for the other purposes set forth in this Information Circular. There may be circumstances where, for sound business reasons, a reallocation of funds may be necessary.

Dividends

No dividends on the Peregrine Common Shares have been paid by Peregrine. Management anticipates that Peregrine will retain all future earnings and other cash resources for the future operation and development of its business and accordingly Peregrine does not intend to declare or pay any cash dividends in the foreseeable future. Payment of any future dividends will be at the discretion of Peregrine's board of directors after taking into account many factors including Peregrine's operating results, financial condition and current and anticipated cash needs.

PRINCIPAL SECURITYHOLDERS

Upon completion of the Amalgamation, to the knowledge of management of Peregrine and the Corporation, the following persons will own, of record or beneficially, directly or indirectly, or exercise control or direction over, more than 10% of the Peregrine Common Shares:

Name and Municipality of Residence	Number of Peregrine Common Shares owned as at the date hereof	Number of Peregrine Common Shares owned after giving effect to the Amalgamation	Percentage of outstanding Peregrine Common Shares on completion of the Amalgamation (assuming the Over-Allotment Option is not exercised)	Percentage of outstanding Peregrine Common Shares on completion of the Amalgamation (assuming the Over-Allotment Option is exercised in full)	Type of Ownership (of record/ beneficial)
Eric Friedland[(1)] West Vancouver, BC	9,080,000	9,096,000	19.71%	18.89%	Of record and beneficial
BHP Billiton Group[(2)] Vancouver, BC	4,890,841	5,008,814	10.85%	10.40%	Of record and beneficial

(1) Eric Friedland holds stock options to purchase an aggregate of 4,400,000 Peregrine Common Shares and warrants to purchase an aggregate of 15,000 Peregrine Common Shares. If these stock options and warrants are fully exercised, and assuming exercise or conversion of all other Peregrine options, warrants and convertible securities outstanding at the completion of the Amalgamation, Mr. Friedland would hold 22.06% of the outstanding Peregrine Common Shares (assuming the Over-Allotment Option is not exercised) and 20.99% of the outstanding Peregrine Common Shares (assuming the Over-Allotment Option is fully exercised).

(2) Upon the completion the Amalgamation, BHP Billiton Group will hold warrants to purchase 230,000 Peregrine Common Shares and convertible debentures that are convertible into up to 45,946 Peregrine Common Shares. If these warrants are fully exercised and convertible debentures are fully converted into the indicated number of Peregrine Common Shares, and assuming exercise or conversion of all other Peregrine options, warrants and convertible securities outstanding at the completion of the Amalgamation, BHP Billiton Group would hold 8.63% of the outstanding Peregrine Common Shares (assuming the Over-Allotment Option is not exercised) and 8.21% of the outstanding Peregrine Common Shares (assuming the Over-Allotment Option is fully exercised).

DIRECTORS, OFFICERS AND PROMOTERS

Name, Address, Occupation and Security Holdings

The following are the names and municipalities of residence of those persons who will be directors, officers and promoters of Peregrine at the Effective Date of the Amalgamation, the positions and offices they will hold with Peregrine, their principal occupations within the five preceding years, and the number of Peregrine Common Shares which will be held by each of them upon the completion of the

Amalgamation. Each director will hold office until the next annual general meeting of Peregrine unless his office is earlier vacated in accordance with the provisions of the CBCA and the bylaws of Peregrine.

Name, municipality of residence and position with Peregrine	**Principal occupation during last five years**	**Peregrine Common Shares held at the Effective Date**	**Percentage of shares held at the Effective Date (assuming Over-Allotment Option is not exercised)**	**Percentage of shares held at the Effective Date (assuming Over-Allotment Option exercised in full)**
ERIC FRIEDLAND West Vancouver, BC *Director (since November 19, 2002), Chairman, President, Chief Executive Officer and Promoter*	President of Peregrine since incorporation in November 2002; Mining Consultant for Global Mining Management Corp. from July 1997 to November 2002	9,096,000	19.71%	18.89%
MYRON GOLDSTEIN Morrison, CO, USA *Non-Executive Vice-Chairman and Director (since April 8, 2003)*	Independent Geological Consultant since 1997; President, Northstar Exploration Ltd. since June 1997	100,000	0.22%	0.21%
ALAN CARTER Vancouver, BC *Director (since March 29, 2005) and Chief Operating Officer*	Chief Operating Officer of Peregrine since May 2004; President of Dunsmuir since February 2005; Manager Business Development, BHP Billiton Diamonds Inc. from September 2001 to May 2004; Exploration Manager, Billiton Exploration and Mining (Peru) from July 1999 to September 2001	6,250	0.01%	0.01%
JONATHAN CHALLIS Sevenoaks, Kent, United Kingdom *Director (since June 12, 2003)*	President and Chief Operating Officer, Cornerstone Capital Resources since September 2003; President, Shore Gold Inc. from March 1999 to September 2003	Nil	—	—
RICHARD COHEN Vancouver, BC *Director (since May 15, 2005)*	Senior Vice President & Director, Mining Corporate Finance, Dundee Securities Corporation since 1998	70,250	0.15%	0.15%
GORDON KEEP Vancouver, BC *Director (since February 2, 2005)*	Managing Director, Corporate Finance of Endeavour Financial since January 2001; Senior Vice President, Lions Gate Entertainment Corp. from October 1997 to March 2004	38,710[1]	0.08%	0.08%
BERNARD POZNANSKI Vancouver, BC *Director (since April 8, 2003)*	Partner, Koffman Kalef Business Lawyers since April 1993	Nil	—	—

Name, municipality of residence and position with Peregrine	Principal occupation during last five years	Peregrine Common Shares held at the Effective Date	Percentage of shares held at the Effective Date (assuming Over-Allotment Option is not exercised)	Percentage of shares held at the Effective Date (assuming Over-Allotment Option exercised in full)
PETER HOLMES Campbell, River, BC *Manager, DO-27 Project*	Manager, DO-27 Project for Peregrine since June 2005; Divisional Manager-Western Canada, De Beers Canada Inc.-Exploration Division (based in Yellowknife, NWT) from 2000 to June 2005; Deputy Director-Geological Projects, De Beers Centenary AG (based in Moscow, Russia) from 1998 to 2000	Nil	—	—
JENNIFER PELL Vancouver, BC Vice President Exploration – Diamonds	Vice President Exploration—Diamonds of Peregrine since February 2005; Vice President of Exploration, Dunsmuir since June 2002; Independent Consulting Geologist from May 2001 to May 2002; Chief Geologist Exploration, Trivalence Mining from January 1998 to May 2001	5,800	0.01%	0.01%
WENDY MATHISON Vancouver, BC Vice President – Operations	Vice President—Operations of Peregrine since January 2005; Administration Manager/Senior Contracts and Land Advisor for BHP Billiton from January 2002 to December 2004; Associate with Geographe Corporate Advisors from September 1999 to December 2001	Nil	—	—

(1) Of these Peregrine Common Shares, 31,600 will be held directly by Mr. Keep, 4,710 will be owned by Beaconsfield Management Services Ltd. (a corporation owned 40% by Mr. Keep, 40% by his spouse and 20% by the Keep Family Trust) and the remaining 2,400 will be held in trust by Mr. Keep for each of his two minor children.

The proposed members of Peregrine's audit committee on the Effective Date of the Amalgamation are Richard Cohen, Gordon Keep and Bernard Poznanski.

On the Effective Date of the Amalgamation and assuming the Over-Allotment Option is not exercised, the directors, officers and promoter of Peregrine, as a group, will own, directly or indirectly, 9,317,010 Peregrine Common Shares, representing 20.19% of the total issued and outstanding Peregrine Common Shares and the public will own 36,834,365 Peregrine Common Shares representing 79.81% of the total issued and outstanding Peregrine Common Shares. On completion of the Amalgamation and assuming the Over-Allotment Option is exercised in full, directors, officers and promoters of Peregrine, as a group, will own, directly or indirectly, 9,317,010 Peregrine Common Shares representing 19.35% of the total issued and outstanding Peregrine Common Shares and the public will own 38,834,365 Peregrine Common Shares representing 20.65% of the total issued and outstanding Peregrine Common Shares.

Management

The following sets forth particulars on those individuals who are, and at the Effective Date will be, members of management of Peregrine, including the positions they hold with Peregrine, their proposed responsibilities with Peregrine, the proportion of their time to be devoted to Peregrine, and their relevant educational background.

Eric Friedland (age 41), **Chairman, President and Chief Executive Officer** — Mr. Friedland has over 20 years of exploration and development experience in mining as well as mining finance and was the founder of Peregrine. Mr. Friedland was the President and Director of Fairbanks Gold Ltd. during which time Mr. Friedland played a primary role in the creation, development and financing of the Fort Knox gold discovery in Alaska and the subsequent sale of Fairbanks Gold and partners to Amax Gold Corp. for $86 million. He was formerly CEO and Director of Carson Gold Corp., which explored and developed gold mining assets in Venezuela, and which, as DiamondWorks Ltd., developed two producing diamond mines in Angola as well as the Koidu diamond project in Sierra Leone. This company is presently named Energem Resources Inc. and is listed on the Toronto Stock Exchange. Mr. Friedland was also a Director of Ivanhoe Mines Ltd. from Ivanhoe's inception to its recent major copper-gold discovery in Mongolia called Oyu Tolgoi. Mr. Friedland has a B.Sc. degree in Geophysics and Geology from the Colorado School of Mines. Mr. Friedland is an employee of Peregrine and expects to work full time for Peregrine upon the Amalgamation.

Alan Carter (age 41) — **Chief Operating Officer** — Dr. Carter has over 18 years of experience in the minerals exploration industry. He spent seven years working for Rio Tinto Corp. in South America and the United Kingdom, most recently as Exploration Manager in Bolivia. In 1996, he became President and CEO of Balaclava Mines where he oversaw the acquisition and exploration of a number of gold projects in Peru and Ecuador. Dr. Carter joined Billiton plc in 1998 and moved from Peru to Vancouver in 2000 and was instrumental in the development of an aggressive strategy aimed at developing partnerships with junior exploration companies. Following the merger with BHP, Dr. Carter assumed the role of Manager, Business Development for BHP Billiton Diamonds Inc. where he was responsible for the commercial aspects of BHP Billiton Group's global portfolio of nickel and diamond exploration projects. Dr. Carter has a B.Sc. degree in Geology from the University of Nottingham, U.K. and a Ph.D. degree from the University of Southampton, U.K. Dr. Carter is an employee of Peregrine and expects to work full time for Peregrine upon the Amalgamation.

Peter Holmes (age 49) — **Manager, DO-27 Project** – Mr. Holmes, a geologist, has over 15 years experience in diamond exploration with the De Beers Group of Companies. Most recently, Mr. Holmes was Divisional Manager-Western Canada for De Beers Canada Inc.-Exploration Division, based in Yellowknife, Northwest Territories. In that role, he managed all diamond exploration and evaluation activities in Western Canada. He was also a member of the De Beers Venture Capital Project Team where he reviewed exploration results for possible joint venture and identified suitable partners. From 1998 to 2000, Mr. Holmes was the Deputy Director-Geological Projects, De Beers Centenary AG, based in Moscow, Russia, where he was responsible for the field management of De Beers Joint Venture projects in western Russia, including the Lomonosov Deposit Evaluation (large diameter drilling and delineation programs) and various programs in the Arkhangelsk region. From 1993 to 1998, Mr. Holmes was a Senior Geologist with Monopros Ltd./Finsearch Oy in Toronto, Ontario where he managed field exploration programs in Finland. At that time he was nominated as a delegate to the De Beers Research Committee to review both internal De Beers research and external kimberlite and diamond studies. Mr. Holmes is an employee of Peregrine and expects to work full time for Peregrine upon the Amalgamation. Mr. Holmes has a B.Sc. (Honours) degree in Geology from Lakehead University.

Jennifer Pell (age 49) — **Vice President Exploration—Diamonds** — Dr. Pell has over 20 years experience in kimberlite research and diamond exploration. Dr. Pell has held various positions in government, private industry and universities, including completing post-doctoral research on kimberlites and related rocks at the University of British Columbia. She was employed by the Department of Indian Affairs and Northern Development in Yellowknife, Northwest Territories from 1992 to 1997 as a district geologist in charge of monitoring developments in exploration for diamond deposits in the Slave province and Arctic Islands and doing research on these deposits and was responsible for one kimberlite discovery on Somerset Island. From 1997 until 2002, Dr. Pell ran diamond exploration projects in Brazil, Tanzania and West Africa where she was responsible for the discovery of a number of diamondiferous kimberlites, one of which warranted bulk sampling. Prior to joining Peregrine, Dr. Pell was employed as Vice President Exploration for Dunsmuir and explored for diamonds in Manitoba, Northwest Territories and Manitoba. Dr. Pell has a B.Sc. Honours in Geology from the University of Ottawa and a Ph.D. in Geology from the University of Calgary. Dr. Pell is an employee of Peregrine and expects to work full time for Peregrine upon the Amalgamation.

Wendy Mathison (age 45) — **Vice President—Operations** — Ms. Mathison has worked continuously in the mining and exploration industry since 1981. Her breadth of project experience ranges from project reconnaissance to mine commissioning and has concentrated on advanced, pre-feasibility to mine projects. Ms. Mathison has been a key contributor to the launching and listing of a number of successful Canadian junior exploration companies. Her specialization is operational management and technical administration. Prior to joining Peregrine, Ms. Mathison was employed by BHP Billiton Diamonds Inc. Ms. Mathison has a B.Sc. in Geological Science from the University of British Columbia and has received accreditation as a Six Sigma business improvement expert, coach and trainer. Ms. Mathison is an employee of Peregrine and expects to work full time for Peregrine upon the Amalgamation.

None of the members of Peregrine's management has entered into a non-competition or non-disclosure agreement with the Corporation, Peregrine or Subco and it is not proposed that they enter into any such agreements.

Corporate Cease Trade Orders or Bankruptcies

During the ten years preceding the date of this Information Circular, no proposed director, officer or promoter of Peregrine, or a securityholder anticipated to hold a sufficient number of securities of Peregrine to affect materially the control of Peregrine, has, to the knowledge of Peregrine, been a director, officer or promoter of any Person that, while such individual was acting in that capacity:

(a) was the subject of a cease trade or similar order or an order that denied such other issuer access to any exemptions under applicable securities law, for a period of more than 30 consecutive days; or

(b) became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of such person.

Penalties or Sanctions

During the ten years preceding the date of this Information Circular, no proposed director, officer or promoter of Peregrine, or a securityholder anticipated to hold a sufficient number of securities of Peregrine to affect materially the control of Peregrine, has, to the knowledge of Peregrine, been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority relating to trading in securities, promotion or management of a publicly traded issuer, or theft or fraud or has entered into a settlement agreement with a securities regulatory authority, or to the knowledge of Peregrine, been subject to any other penalties or sanctions imposed by a court or regulatory body, including a self-regulatory body, that would likely be considered important to a reasonable securityholder making a decision about the Amalgamation.

Personal Bankruptcies

During the ten years preceding the date of this Information Circular, no director, officer or promoter of Peregrine, or a securityholder anticipated to hold a sufficient number of securities of Peregrine to affect materially the control of Peregrine, or a personal holding company of any such persons has, to the knowledge of Peregrine, been declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

Conflicts of Interest

The proposed Amalgamation is a non-arm's length transaction. Alan Carter is the President and a director of the Corporation and is the Chief Operating Officer and a director of Peregrine, Gordon Keep is a director of both the Corporation and of Peregrine, and Jennifer Pell is the Vice-President Exploration of the Corporation and the Vice-President Exploration – Diamonds of Peregrine. Additionally, Endeavour Financial is being issued 60,000 Peregrine Common Shares and the Endeavour Warrant for its assistance in helping arrange the Amalgamation. Mr. Gordon Keep is the Managing Director, Corporate Finance of Endeavour Financial and Mr. Neil Woodyer is a director of the Corporation and is the Managing Director of Endeavour Financial. Refer to the Information Circular under the heading "Interests of Certain Persons in Matters to be Acted Upon".

On October 14, 2005, Peregrine distributed to its shareholders all of the shares of its wholly-owned subsidiary, Peregrine Metals Ltd. ("Peregrine Metals") (see "Business of Peregrine—History" in Schedule B). The directors and officers of Peregrine and of Peregrine Metals are currently the same. Peregrine and Peregrine Metals have agreed that, for so long as the majority of the directors of Peregrine and of Peregrine Metals are common directors, they will allocate mineral property interests in the following manner:

- The Company will retain the Diamond Assets (as defined in Schedule B) and will transfer the Metal Assets (as defined in Schedule B) to Peregrine Metals. In addition, with respect to the TW Property and the IM Property which form part of the Diamond Assets, Peregrine has agreed to grant to Peregrine Metals exclusive rights to potential precious and base metals anomalies on, and potential precious and base metals derived from, those properties and to hold such rights in trust for the benefit of Peregrine Metals.

- In respect of future mineral properties that may be brought to the attention of management of Peregrine and/or Peregrine Metals, such properties will be allocated so that properties which are potential producers of diamonds and precious stones are to be considered for acquisition by Peregrine and properties which are potential producers of precious and base metals are to be considered for acquisition by Peregrine Metals.

- any such future mineral property is reasonably considered by management of Peregrine and Peregrine Metals to be potential producers of both (a) diamonds and precious stones, and (b) precious and base metals, then management of Peregrine and of Peregrine Metals shall bring the property to the attention of their respective boards of directors. Should, after consideration by the respective boards of directors, both companies wish to acquire the property, the companies shall jointly acquire the property and agree that Peregrine shall have the rights to all potential diamonds and precious stones from the property and Peregrine Metals shall have the rights to all potential precious and base metals from the property. Prior to jointly acquiring such property, both companies must have agreed on the terms of the acquisition as between them, including the allocation of the acquisition price of the property, allocation of responsibility for exploration costs, and decisions on exploration programs. Should, after consideration by the respective boards of directors and negotiations between the companies, only one of the companies wish to acquire the property, upon completing the acquisition of such property, the acquiring company will have no obligation to the other company and shall not be deemed to constructively hold in trust any part of the property for the benefit of the other company.

Other Reporting Issuer Experience

The following table sets out information for the proposed directors, officers and promoters of Peregrine that are, or have been within the five years prior to the date hereof, directors, officers or promoters of other reporting issuers. In the following table, "TSX" means Toronto Stock Exchange; "TSX-V" means TSX Venture Exchange; "AIM" means the Alternative Investment Market of the London Stock Exchange; and "NYSE" means New York Stock Exchange.

Name	Name and jurisdiction of reporting issuer	Name of trading market	Position	From	To
ALAN CARTER	Dunsmuir Ventures Ltd. (BC/AB)	TSX-V	Director President	Feb. 2005 Feb. 2005	present present
JONATHAN CHALLIS	Cornerstone Capital Resources Inc. (BC/AB/NS/NL)	TSX-V	Director	Nov. 2003	Dec. 2004
	Crossroads Explorations Inc. (BC/AB)	TSX-V	Director	Oct. 2005	present
	KWG Resources Inc. (BC/AB/MB/ON/QC/NS)	TSX-V	Director	June 2003	Oct. 2005
	Mano River Resources Inc. (BC/AB)	TSX-V / AIM	Director	July 2003	present
	Shore Gold Inc. (All provinces in Canada)	TSX	Director President	June 1999 June 1999	Sept. 2003 Sept. 2003
	Solex Resources Corp. (BC/AB/ON)	TSX-V	Director President CFO	Jan. 2004 Jan. 2004 Jan. 2005	present present present
ERIC FRIEDLAND	Chapleau Resources Ltd. (BC/AB)	TSX-V	Director	Feb. 2003	July 2004
	Diamond Hawk Mining Corp. (BC/AB)	TSX-V	Director	June 2002	June 2005
	Ivanhoe Mines Ltd. (All provinces in Canada)	NYSE / TSX	Director	Mar. 1994	June 2002

Name	Name and jurisdiction of reporting issuer	Name of trading market	Position	From	To
GORDON KEEP	Atlas Cromwell Ltd. (BC/AB/ON)	TSX-V	Director President Secretary	Oct. 2003 Oct. 2003 Mar. 2004	Mar. 2004 Mar. 2004 Mar. 2004
	Coalcorp. Mining Inc. (BC/AB)	TSX-V	Director President Secretary	Feb. 2003 Jan. 2004 Mar. 2005	Mar. 2005 Mar. 2005 Sept. 2005
	Dunsmuir Ventures Ltd. (BC/AB)	TSX-V	Director President CFO	July 2000 July 2000 July 2000	present Sept. 2002 May 2003
	Eastern Platinum Limited (BC/AB/ON)	TSX	Director President/CEO	Nov. 2003 Sept. 2004	present Apr. 2005
	EAGC Ventures Corp. (BC/AB/ON)	TSX-V	Director President	Oct. 2000 Oct. 2000	Oct. 2002 Oct. 2002
	Hard Assets Inc.	AIM	Director Exec. Chairman	May 2004 May 2004	present present
	KPS Ventures Ltd. (All provinces and territories in Canada)	TSX-V	Director President	Apr. 2005 Apr. 2005	present present
	Lions Gate Entertainment Corp. (BC/AB/MB/ON/QC)	NYSE / TSX	Director Sr. Vice Pres. Secretary	June 2000 Oct. 1997 Nov. 2002	Mar. 2004 Mar. 2004 Mar. 2004
	Medoro Resources Ltd. (BC/AB/ON)	TSX-V / AIM	Director President	Apr. 2003 Apr. 2003	Sept. 2005 Feb. 2004
	Pacific Stratus Energy Ltd. (BC/AB)	TSX-V	Director Secretary Asst. Secretary	Oct. 2004 June 2004 Nov. 2003	Sept. 2005 Sept. 2005 June 2004
	TelcoPlus Enterprises Inc. (BC/AB)	TSX-V	Secretary	Feb. 2005	present
	UFM Ventures Ltd. (BC/AB)	TSX-V	Director President	Nov. 2003 Nov. 2003	present present
	UrAsia Energy Ltd. (BC/AB)	TSX-V	Director CFO Secretary	Oct. 2005 Nov. 2005 Apr. 2005	Nov. 2005 present present
JENNIFER PELL	Dunsmuir Ventures Ltd. (BC/AB)	TSX-V	Vice President Exploration	July 2003	present
BERNARD POZNANSKI	Barker Minerals Ltd. (BC/AB/ON)	TSX-V	Secretary	Mar. 2001	May 2004
	Energem Resources Inc. (BC/ON)	TSX	Director Secretary	Mar. 2001 March 2001	present present
	Goldsource Mines Inc. (BC/AB)	TSX-V	Secretary	June 1997	present
	Nevada Pacific Gold Ltd. (BC/AB)	TSX-V	Secretary	Dec. 2000	present
	Photon Control Inc. (BC/AB/ON)	TSX-V	Secretary	June 2002	present
	Seahawk Minerals Ltd. (BC/AB/ON/QC)	TSX-V (delisted)	Director Secretary	June 1997 Aug. 1997 Nov. 1996	June 2001 Aug. 2001 May 1997
	SilverCrest Mines Inc. (BC/AB/ON)	TSX-V	Secretary	May 2003	present

PROPOSED EXECUTIVE COMPENSATION

Summary Compensation Table

The following Summary Compensation Table provides a summary of compensation in Canadian dollars anticipated to paid by Peregrine to Peregrine's Chief Executive Officer ("CEO"), and the four most highly compensated executive officers (other than the CEO) (collectively, the "NEOs") during the 12 months following the Effective Date of the Amalgamation. Peregrine does not presently have an officer formally appointed as "Chief Financial Officer".

SUMMARY COMPENSATION TABLE

	Annual Compensation			Long Term Compensation			
				Awards		Payouts	
NEO Name and Principal Position	Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Options To Be Granted (#)	Shares or Units Subject to Resale Restrictions ($)	LTIP Payouts ($)	All Other Compen-sation ($)
ERIC FRIEDLAND President/CEO	150,000	Unknown	(1)	Unknown	N/A	N/A	N/A
ALAN CARTER Chief Operating Officer	200,000	Unknown	(1)	Unknown	N/A	N/A	N/A
PETER HOLMES Manager DO-27 Project	130,000	Unknown	(1)	Unknown	N/A	N/A	N/A
JENNIFER PELL Vice President Diamonds	125,000	Unknown	(1)	Unknown	N/A	N/A	N/A
WENDY MATHISON Vice President Operations	85,000	Unknown	(1)	Unknown	N/A	N/A	N/A

(1) For the indicated period, the amount of perquisites and other personal benefits, securities or property to be received by the NEO from Peregrine or any subsidiary is not expected to exceed the lesser of $50,000 and 10% of the total salary and bonus of the NEO for the period.

Stock Options

Further stock options may be granted to the NEOs under Peregrine's Stock Option Plan during the 12 months after the Effective Date of the Amalgamation, but, at present, no such stock options have been allocated and no additional stock option grants to the NEOs are proposed to be made prior to the Amalgamation.

Termination of Employment, Change in Responsibilities and Employment Contracts

Peregrine currently has the following employment contracts with NEOs that will continue to be in effect following the Amalgamation.

Eric Friedland

Peregrine has an employment agreement with Eric Friedland, Chairman of the Board and Chief Executive Officer and the President of Peregrine, for a three-year term (the "Term") expiring in January 2008 which is automatically renewed for consecutive one-year periods thereafter. Under the agreement, Mr. Friedland is paid a salary equal to Cdn$150,000 per year, payable in equal monthly instalments in arrears. Mr. Friedland may not terminate the agreement during the Term without providing at least three months' prior written notice to Peregrine, except in circumstances where there is an unremedied material default by Peregrine of its obligations under the agreement that has not been cured for 15 days, in which case, Mr. Friedland may terminate the agreement upon 30 days' written notice to Peregrine. Peregrine may terminate the agreement at any time for cause. Peregrine may also terminate the agreement at any time without cause upon written notice to Mr. Friedland, in which event Mr. Friedland would then be entitled to receive a severance payment equal to the greater of Mr. Friedland's current month's salary instalment multiplied by six, and the salary payable for the balance of the Term of up to a maximum of Cdn$250,000. In addition to the foregoing amounts, the severance benefit would also include the continuation of all medical, dental and other employee benefit program coverage for six months or, at Mr. Friedland's election, payment of a lump sum in cash in lieu of such continued coverage based on their projected costs, calculated at the rates in effect as at the termination date. Mr. Friedland's employment agreement also provides that in the event that there is a change of control of Peregrine (as described below), Mr. Friedland's employment agreement will be deemed to have been terminated, and Mr. Friedland would then be entitled to receive an amount equal to 36 months of salary and benefits in lieu of notice, severance, damages and other payments. Mr. Friedland's employment agreement also contains confidentiality and non-competition provisions.

For the purposes of Mr. Friedland's employment agreement, 'change of control' is defined as an occurrence (a) where less than 51% of the Board of Directors of Peregrine are composed of continuing directors; or (b) where any person or persons acting jointly and in concert acquires more than 50% of the total voting rights attached to all classes of shares then outstanding in Peregrine having under all circumstances the right to vote on any resolution concerning the election of directors (a "Takeover"). For the purposes of Mr. Friedland's employment agreement, a 'continuing director' is defined as a member of the Board of Directors of Peregrine on the day preceding the date of a Takeover, or a person who becomes a member of the Board of Directors of Peregrine subsequent to the date of the employment agreement by the approval of at least a majority of the members of the Board of Directors who were members of the Board of Directors on the day preceding the date of a Takeover.

Alan Carter

Peregrine has an employment agreement with Alan Carter, Chief Operating Officer and a Director of Peregrine, for a three-year term (the "Term") expiring in June 2007. Under the agreement, Mr. Carter is paid a salary equal to Cdn$200,000 per year, payable in equal monthly instalments in arrears. Mr. Carter may not terminate the agreement during the Term without providing at least two months' prior written notice to Peregrine, except in circumstances where there is an unremedied material default by Peregrine of its obligations under the agreement that has not been cured for 15 days, in which case, Mr. Carter may terminate the agreement upon 30 days' written notice to Peregrine. Peregrine may terminate the agreement at any time for cause. Peregrine may also terminate the agreement at any time without cause upon written notice to Mr. Carter, in which event Mr. Carter would then be entitled to receive a severance payment equal to the greater of Mr. Carter's current month's salary instalment multiplied by six, and the salary payable for the balance of the Term of up to a maximum of Cdn$250,000. In addition to the foregoing amounts, the severance benefit would also include the continuation of all medical, dental and other employee benefit program coverage for six months or, at Mr. Carter's election, payment of a lump sum in cash in lieu of such continued coverage based on their projected costs, calculated at the rates in effect as at the termination date. Mr. Carter's employment agreement also contains confidentiality and non-competition provisions.

Compensation of Directors

Following the Amalgamation, it is not expected that non-management directors of Peregrine will receive fees or other cash compensation in their capacity as directors. Non-management directors will be reimbursed for transportation and other out-of-pocket expenses incurred for attendance at Board of Directors meetings and in connection with discharging their director functions. Non-management directors of the Company may be granted stock options under Peregrine's Stock Option Plan during the 12 months after the Effective Date of the Amalgamation, but, at present, no such stock options have been allocated and no additional stock option grants to existing non-management directors of Peregrine are proposed to be made prior to the Amalgamation.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

No present or proposed directors and officers of Peregrine are indebted to Peregrine.

INVESTOR RELATIONS ARRANGEMENTS

Peregrine has not reached any written or oral agreement or understanding with any person to provide any promotional or investor relations services for Peregrine.

OPTIONS TO PURCHASE SECURITIES

Options to Purchase Securities

On completion of the Amalgamation, Peregrine will have the following stock options outstanding:

Holder	Number of Peregrine Common Shares Issuable if Option is Fully Exercised	Exercise Price	Expiry Date
Proposed officers of Peregrine as a group (1)	2,000,000 3,500,000 500,000 250,000	$0.42 $0.92 1.92 3.00	(2) (2) (2) (2)
Proposed directors of Peregrine as a group (excludes directors who are also executive officers) (3)	700,000 100,000 500,000 500,000	$0.42 $0.92 $1.92 $3.00	(2) (2) (2) (2)
Officers of subsidiaries of Peregrine as a group	Nil	N/A	N/A

Holder	Number of Peregrine Common Shares Issuable if Option is Fully Exercised	Exercise Price	Expiry Date
Directors of subsidiaries of Peregrine as a group (excludes directors who are also executive officers)	Nil	N/A	N/A
All other employees and past employees of Peregrine as a group	300,000 100,000 150,000	$0.92 $1.92 $3.00	(2) (2) (2)
All consultants of Peregrine as a group	240,000 100,000 200,000	$0.42 $1.92 $3.00	(2) (2) (2)
All others holding compensation options issued by Peregrine as a group	Nil	N/A	N/A
Officer and past officers of Dunsmuir as a group (4)	12,500 3,750 2,500 25,000	$6.60 $7.00 $7.20 $4.00	May 29, 2007 October 7, 2008 April 13, 2009 February 2, 2010
Directors and past directors of Dunsmuir as a group (excludes directors who are/were also executive officers) (5)	2,500 1,250 15,000	$7.00 $7.20 $4.00	October 7, 2008 April 13, 2009 February 2, 2010
Employees and past employees of Dunsmuir as a group	Nil	N/A	N/A
Consultants of Dunsmuir as a group	250 1,700 750 2,000 2,750 17,500	$7.00 $7.60 $7.00 $8.00 $7.20 $4.00	December 12, 2005 February 18, 2008 October 7, 2008 January 23, 2009 April 13, 2009 February 2, 2010
Charities	5,000	$4.00	February 2, 2010

(1) Represents four persons, namely Alan Carter, Eric Friedland, Wendy Mathison and Jennifer Pell.

(2) Expiry date for these options is the date which is five years from the date of listing of Peregrine Common Shares on a stock exchange.

(3) Represents five persons, namely Jonathan Challis, Richard Cohen, Myron Goldstein, Gordon Keep and Bernard Poznanski.

(4) Represents two persons, namely Alan Carter and Jennifer Pell.

(5) Represents three persons, namely Gordon Keep, Clive Johnson and Neil Woodyer.

Warrants

Exclusive of any warrants issuable pursuant to the Private Placement on completion of the Amalgamation, Peregrine will have warrants outstanding entitling the holders to purchase up to: (a) 571,000 Peregrine Common Shares at a price of $0.92 per share until 12 months following the completion of a transaction or series of transactions pursuant to which the Peregrine Common Shares become listed for trading on a recognized stock exchange in Canada or the United States; (b) 75,625 Peregrine Common

Share at a price of $1.92 per share on or before the earlier of August 17, 2007 and 12 months after the date of listing of the Peregrine Common Shares on a stock exchange; (c) 230,000 Peregrine Common Shares at a price of $2.92 per share on or before the earlier of December 31, 2006 and the day immediately preceding the first day of listing or quotation of the Peregrine Common Shares on a stock market or exchange; and (d) 300,000 Peregrine Common Shares at a price of $3.00 per share on or before August 17, 2007 (of which 40,825 warrants will be held by Insiders of Peregrine on completion of the Amalgamation.

Stock Option Plan

In accordance with the requirements of the Exchange, Peregrine has adopted a stock option plan (the "Peregrine Stock Option Plan") pursuant to which up to 9,232,450 Peregrine Common Shares are reserved for issuance pursuant to the exercise of stock options, including the Peregrine Options and options to purchase Peregrine Common Shares issuable under the Amalgamation in exchange for Dunsmuir Options. Pursuant to the Peregrine Stock Option Plan, the Board of Directors of Peregrine will be authorized to grant options to directors, officers, employees and consultants of Peregrine.

Some of the key provisions of the Peregrine Stock Option Plan will be as follows:

(a) no more than 5% of the Peregrine Common Shares outstanding at the time of grant may be reserved for issuance to any one individual in any 12 month period;

(b) no more than 2% of the Peregrine Common Shares outstanding at the time of grant may be reserved for issuance to any consultant (as defined in the policies of the Exchange) in any 12 month period;

(c) no more than an aggregate of 2% of the Peregrine Common Shares outstanding at the time of grant may be reserved for issuance to any person conducting investor relations activities (as defined in the policies of the Exchange) in any 12 month period;

(d) the minimum exercise price of an incentive stock option cannot be less than the market price (as determined by the policies of the Exchange) of the Peregrine Common Shares less any applicable discount pursuant to the policies of the Exchange, provided, however, that, if the exercise price of an option reflects a discount to the market price, a four-month hold period commencing from the date of option grant would be applicable;

(e) options may have a maximum exercise period of five years, subject to earlier termination in the event of death or the optionee's cessation of services to Peregrine or its subsidiaries; and

(f) options are non-assignable and non-transferable.

The Peregrine Stock Option Plan contains provisions for adjustment in the number of Peregrine Common Shares or other property issuable on exercise of incentive stock options in the event of a share consolidation, split, reclassification or other relevant change in the Peregrine Common Shares, or an amalgamation, merger or other relevant change in Peregrine's corporate structure, or any other relevant change in Peregrine's capitalization.

ESCROWED SECURITIES

There are currently no Common Shares of the Corporation or Peregrine Common Shares held in escrow. To the knowledge of the Corporation and Peregrine, the following is a summary of the Peregrine

Common Shares which are anticipated to be held in escrow on completion of the Amalgamation (collectively, the "Escrow Shares").

Name and Municipality of Residence of Beneficial Owner	Number of Peregrine Common Shares to be Held in Escrow	Percentage of Peregrine Common Shares Outstanding (Assuming the Over-Allotment is Not Exercised)	Percentage of Peregrine Common Shares Outstanding (Assuming the Over-Allotment is Exercised in Full)
Eric Friedland West Vancouver, BC	9,080,000	19.67%	18.86%

It is anticipated that the Escrow Shares will, subject to Exchange approval, be released from escrow as to 25% of the shares on the date the Exchange issues its final acceptance of the Amalgamation (the "Final Exchange Notice Date"; 25% of the shares six (6) months following the Final Exchange Notice Date, 25% of the shares twelve (12) months following the Final Exchange Notice Date; and 25% of the shares eighteen (18) months following the Final Exchange Notice Date. All transfers of Escrow Shares are subject to the approval of the Exchange. Peregrine proposes to appoint Computershare Investor Services Inc. to act as the escrow agent for the Escrow Shares.

AUDITOR, TRANSFER AGENTS AND REGISTRARS

Auditor

The auditor of Peregrine following completion of the Amalgamation will be Hay & Watson, Chartered Accountants, 1822 West 2nd Avenue, Vancouver, British Columbia V6J 1H9. Hay & Watson is the current auditor of Peregrine.

Transfer Agent and Registrar

The registrar and transfer agent of Peregrine following completion of the Amalgamation will be Computershare Investor Services Inc. at its head office in Vancouver, British Columbia.

INTEREST OF EXPERTS

Dr. Jennifer Pell, who is the author of the technical report on the Cororation's Nanuq Propety dated July 9, 2003 and entitled "Technical Report On Indicator Mineral Sampling On The Nanuq Property" is the Vice President Exploration of the Corporation and the Vice-President Exploration – Diamonds of Peregrine. Dr. Pell holds 116,000 Common Shares of the Corporation and options to purchase up to 375,000 Common Shares of the Corporation. Dr. Pell does not own any Peregrine Common Shares but also holds options to purchase up to 325,000 Peregrine Common Shares.

No other person or company whose profession or business gives authority to a statement made by the person or company and who is named as having prepared or certified a part of this Information Circular or as having prepared or certified a report or valuation described or included in this Information Circular holds any beneficial interest, direct or indirect, in any securities or property of the Corporation or of Peregrine or of an associate or affiliate of the Corporation or of Peregrine and no such person is expected to be elected, appointed or employed as a director, senior officer or employee of the Corporation or of Peregrine or of an associate or affiliate of the Corporation or of Peregrine and no such person is a promoter of the Corporation or of Peregrine or an associate or affiliate of the Corporation or of Peregrine.

OTHER MATERIAL FACTS

There are no other material facts in respect of the Corporation, Peregrine or Amalco's affairs which are not disclosed elsewhere in this Information Circular.

BOARD APPROVAL

The board of directors of the Corporation and the board of directors of Peregrine have both approved this Information Circular.

SCHEDULE "D"

AMALGAMATION AGREEMENT

AMALGAMATION AGREEMENT

THIS AMALGAMATION AGREEMENT is dated as of the 18th day of November, 2005.

AMONG:

PEREGRINE DIAMONDS LTD., a company incorporated under the laws of Canada, and having its head office at Suite 301, 1250 Homer Street, Vancouver, British Columbia, Canada V6B 1C6

(hereinafter referred to as "Peregrine")

OF THE FIRST PART

AND:

PEREGRINE HOLDINGS LTD., a company incorporated under the laws of British Columbia, and having its head office at Suite 301, 1250 Homer Street, Vancouver, British Columbia, Canada V6B 1C6

(hereinafter referred to as "Subco")

OF THE SECOND PART

AND:

DUNSMUIR VENTURES LTD., a company incorporated under the laws of British Columbia, and having its head office at Suite 301, 1250 Homer Street, Vancouver, British Columbia, Canada V6B 1C6

(hereinafter referred to as "Dunsmuir")

OF THE THIRD PART

(collectively, the "Parties")

WHEREAS:

A. Peregrine and Dunsmuir entered into a letter agreement dated as of November 8, 2005 (the "Letter Agreement") with respect to a proposed business combination of the two companies (the "Business Combination");

B. Peregrine incorporated Subco as a wholly-owned subsidiary of Peregrine under the British Columbia Business Corporations Act ("BCBCA") to facilitate the Business Combination;

C. It is proposed that the Business Combination be effected pursuant to the amalgamation provisions of the BCBCA whereby Subco and Dunsmuir are to amalgamate (the "Amalgamation") and securities of Subco (other than securities of Subco held by Peregrine) and securities of Dunsmuir would be exchanged for securities of Peregrine under the Amalgamation; and

D. The Parties wish to enter into this Agreement to record the terms and conditions of the proposed Amalgamation;

NOW THEREFORE in consideration of the mutual premises contained in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties agree as follows:

1. **DEFINITIONS**

1.1 For the purposes of this Agreement:

(a) "**Agreement**" means this amalgamation agreement and includes the Schedules attached hereto;

(b) "**Amalco**" means the company constituted upon the Amalgamation becoming effective, which will be called Peregrine Holdings Ltd.;

(c) "**Amalco Share**" means a common share without par value in the capital of Amalco;

(d) "**Amalgamation**" means the amalgamation of the Amalgamating Companies pursuant to section 269 of the BCBCA subject to the terms and conditions set forth in this Agreement;

(e) "**Amalgamation Application**" means the Amalgamation Application attached as Schedule A to this Agreement, as may be amended from time to time with the consent of the Parties;

(f) "**Amalgamating Companies**" means Subco and Dunsmuir;

(g) "**BCBCA**" means the British Columbia Business Corporations Act, as amended, together with the regulations thereto;

(h) "**Business Combination**" has the meaning set out in Recital A;

(i) "**Dunsmuir Convertible Debentures**" means the convertible debentures issued by Dunsmuir, the aggregate principal amount of which is convertible into Dunsmuir Shares at the applicable conversion price thereof, which are issued and outstanding immediately prior to the Effective Time;

(j) "**Dunsmuir Options**" means options to acquire Dunsmuir Shares which are issued and outstanding immediately prior to the Effective Time;

(k) "**Dunsmuir Shares**" means common shares without par value in the capital of Dunsmuir;

(l) "**Dunsmuir Warrants**" means warrants to purchase Dunsmuir Shares which are issued and outstanding immediately prior to the Effective Time;

(m) "**Effective Date**" means the date on which the Amalgamation Application is filed with the Registrar;

(n) "**Effective Time**" means the time of filing of the Amalgamation Application with the Registrar;

(o) "**Letter Agreement**" has the meaning set out in Recital A;

(p) "**Peregrine Convertible Debentures**" means convertible debentures issued at the Effective Time by Peregrine in exchange for outstanding Dunsmuir Convertible Debentures pursuant to section 6.1(b);

(q) "**Peregrine Options**" means options to acquire Peregrine Shares issued at the Effective Time by Peregrine in exchange for outstanding Dunsmuir Options pursuant to section 6.1(b);

(r) "**Peregrine Shares**" means an unissued common share in the capital of Peregrine;

(s) "**Peregrine Warrants**" means warrants issued at the Effective Time by Peregrine in exchange for outstanding Subco Warrants and Dunsmuir Warrants, respectively, pursuant to section 6.1(a);

(t) "**Registrar**" means the person appointed as the Registrar of Companies under the BCBCA;

(u) "**Subco Shares**" means common shares without par value in the capital of Subco;

(v) "**Subco Warrants**" means all warrants or other rights to purchase Subco Shares which are outstanding or deemed outstanding immediately prior to the Effective Time.

1.2 The following Schedules which are attached hereto shall form part of this Agreement:

Schedule A – Amalgamation Application and Notice of Articles of Amalco
Schedule B – Articles of Amalco

2. AMALGAMATION

2.1 Amalgamation

The Amalgamating Companies agree to amalgamate under the provisions of the BCBCA and to continue as one company pursuant to the term and conditions set out in this Agreement.

2.2 Effective Time of the Amalgamation

At the Effective Time, the Amalgamation becomes effective and the Amalgamating Companies shall be amalgamated and continued as one company under the terms and conditions of this Agreement.

3. AMALGAMATED CORPORATION

3.1 Name

The name of Amalco shall be "Peregrine Holdings Ltd.".

3.2 Notice of Articles and Articles of Amalco

The Notice of Articles of Amalco shall be in the form included in the attached Schedule A. The Articles of Amalco shall be in the form attached as Schedule B.

3.3 Directors and Officers

(a) The number of directors of Amalco, until changed in accordance with the Articles of Amalco, will be two. The names and prescribed addresses of the first directors of Amalco are as follows:

Name	Prescribed Address
Eric Friedland	Suite 301, 1250 Homer Street Vancouver, British Columbia V6B 1C6
Alan Carter	Suite 301, 1250 Homer Street Vancouver, British Columbia V6B 1C6

Each director shall hold office until he ceases to hold office as specified in the BCBCA or in the Articles of Amalco. The directors shall carry on and continue the operations of Amalco in such manner as they shall determine, subject to and in accordance with the Articles of Amalco.

(b) The names and offices of the first officers of Amalco are as follows:

Name	Address
Eric Friedland	President and Chief Executive Officer
Alan Carter	Chief Operating Officer

The officers shall hold office at the pleasure of the directors of Amalco.

3.4 Fiscal Year

Upon the Effective Date, Amalco shall do all necessary acts and things to designate or change the fiscal year end of Amalco so that it is September 30th in each year.

3.5 Auditor

The auditor of Amalco will be Hay & Watson, Chartered Accountants. The first auditor will hold office until the first annual general meeting of the shareholders of the Amalco after the Effective Date or until the auditor's successors are duly appointed.

4. **EXCHANGE OF SHARES**

4.1 At the Effective Time, the following shall occur and shall be deemed to occur without any authorization, act or formality:

(a) each issued and outstanding Subco Share (other than Subco Shares held by Peregrine) will be exchanged for one Peregrine Share;

(b) each issued and outstanding Subco Share held by Peregrine will be exchanged for one Amalco Share; and

(c) each issued and outstanding Dunsmuir Share (other than Dunsmuir Shares held by holders who have exercised dissent rights in accordance with the BCBCA and who are ultimately entitled to be paid fair value for their Dunsmuir Shares) will be exchanged for 0.05 of a Peregrine Share, and any fractional interest resulting from such exchange shall be rounded up to the next greater whole number of Peregrine Shares if the fractional entitlement is equal to or greater than 0.5, and shall be rounded down to the next lesser whole number of Peregrine Shares if the fractional entitlement is less than 0.5 (subject to only one rounding per holder of Dunsmuir Shares).

4.2 After the Effective Time, each shareholder of either Subco or Dunsmuir who is entitled to receive Peregrine Shares in exchange for the shareholder's Subco Shares or Dunsmuir Shares, as the case may be, pursuant to section 4.1 may at any time surrender to Peregrine the certificate(s) representing the Subco Shares or Dunsmuir Shares held by such person and in return will be entitled to receive certificate(s) representing Peregrine Shares on the basis set out in section 4.1. After the Effective Time, Peregrine who is entitled to receive one Amalco Share in exchange for its one Subco Share pursuant to section 4.1(b) may at any time surrender the certificate representing the one Subco Share held by Peregrine to Amalco and in return will be entitled to receive a certificate representing one Amalco Share. Until such surrender and exchange, the share certificate(s) representing Subco Shares or Dunsmuir Shares held by each such shareholder shall be evidence of each such shareholder's right to be registered as a shareholder of Peregrine or, in the case of Peregrine, to be registered as a shareholder of Amalco.

4.3 Upon the Effective Date, any certificates formerly representing Dunsmuir Shares that are not deposited with Peregrine or its appointed depository agent, together with a duly completed letter of transmittal (in the form approved by Peregrine) and any other documents Peregrine or the depository agent reasonably requires, on or before the sixth anniversary of the Effective Date, will cease to represent a right or claim of any kind or nature and the right of the holder of such Dunsmuir Shares to receive Peregrine Shares will be deemed to be surrendered to Peregrine together with all interest, dividends or distributions thereon held for such holders of Dunsmuir Shares.

5. **UNISSUED SHARES**

All the unissued shares of each of the Amalgamating Companies will be cancelled upon the Amalgamation becoming effective.

6. EXCHANGE OF CONVERTIBLE SECURITIES

6.1 At the Effective Time, the following shall occur and shall be deemed to occur without any authorization, act or formality:

(a) each issued and outstanding Subco Warrant will be exchanged for one Peregrine Warrant entitling the holder to acquire one Peregrine Share until 18 months after the Effective Date and for the same exercise price per whole share applicable to the particular Subco Warrant, and subject otherwise to the same terms and conditions (subject to appropriate adjustments) as the Subco Warrants; and

(b) each issued and outstanding Dunsmuir Convertible Debenture, Dunsmuir Warrant or Dunsmuir Option will be exchanged for, respectively, a Peregrine Convertible Debenture, a Peregrine Warrant or a Peregrine Option entitling the holder to acquire that number of Peregrine Shares upon conversion or exercise that is equal to the product of (a) the number of Dunsmuir Shares issuable upon conversion or exercise of the related Dunsmuir Convertible Debenture, Dunsmuir Warrant or Dunsmuir Option immediately prior to the Effective Time; and (b) 0.05, with the conversion price of such Peregrine Convertible Debenture or exercise price of such Peregrine Warrant or Peregrine Option being equal to (c) the conversion price of the applicable Dunsmuir Convertible Debenture or exercise price of the applicable Dunsmuir Warrant or Dunsmuir Option divided by (d) 0.05, and subject otherwise to the same terms and conditions (subject to appropriate adjustments) as the related Dunsmuir Convertible Debenture, Dunsmuir Warrant or Dunsmuir Option, provided, however, that, any fractional interest resulting from such conversion or exercise will be rounded up or down to the nearest whole Peregrine Share.

6.2 After the Effective Time, each holder of Subco Warrants, Dunsmuir Convertible Debentures, Dunsmuir Warrants or Dunsmuir Options who is entitled to receive Peregrine Warrants, Peregrine Convertible Debentures or Peregrine Options Shares, as applicable, in exchange for the holder's Subco Warrants, Dunsmuir Convertible Debentures, Dunsmuir Warrants or Dunsmuir Options pursuant to section 6.1 may at any time surrender to Peregrine the certificate(s) representing the Subco Warrants, Dunsmuir Convertible Debentures, Dunsmuir Warrants or Dunsmuir Options held by such person and in return will be entitled to receive certificate(s) representing Peregrine Warrants, Peregrine Convertible Debentures or Peregrine Options on the basis set out in section 6.1. Until such surrender and exchange, the certificate(s) representing Subco Warrants, Dunsmuir Convertible Debentures, Dunsmuir Warrants or Dunsmuir Options held by each such shareholder shall be evidence of each such shareholder's right to be registered as a holder of Peregrine Warrants, Peregrine Convertible Debentures or Peregrine Options, as the case may be.

7. EFFECTING THE AMALGAMATION

If this Agreement has been adopted as required under the BCBCA and all necessary documentation has been filed with the Registrar, the Amalgamation shall be effected as soon as possible after the Parties consent to the Amalgamation being effected. It is understood and agreed that each Party's ability to give its consent to effect the Amalgamation is dependent on obtaining all necessary shareholder, governmental and regulatory approvals and all approvals under contractual obligations and, if the Amalgamation is not effected on or before February 28, 2006, this Agreement will terminate and be of no further force or effect unless otherwise mutually agreed to by the Parties. If, however, the respective directors of any of the Parties determine that it is in the best interests of the Parties, or any of them, or of Amalco, not to proceed with the Amalgamation, then any of the Parties may, by written notice to the others, terminate this

Agreement at any time prior to Subco and Dunsmuir being amalgamated and, in such event, the Amalgamation shall not take place despite the fact that this Agreement may have been adopted by the shareholders of each of the Amalgamating Companies.

8. EFFECT OF AMALGAMATION

Upon the Effective Time and thereafter, Amalco shall be a wholly-owned subsidiary of Peregrine and Amalco shall be seized of and shall hold and possess all the properties, rights and interests of, and shall be subject to all the debts, liabilities and obligations of, each of the Amalgamating Companies without any further deeds, transfers or conveyances, as fully and effectually and to all intents and purposes as the same are held or borne by each of the Amalgamating Companies, respectively, immediately prior to the Amalgamation, and the directors of Amalco shall have full power to carry the Amalgamation into effect and to perform such acts as are necessary or proper for such purposes. The provisions of this section shall not be deemed to exclude any of the effects, rights or privileges that at law may be incidental to or result from the Amalgamation, whether or not herein specifically mentioned. The shareholders of each of the Amalgamating Companies shall be bound by the terms and conditions of this Agreement.

9. TERMINATION

In addition to any other provisions in this Agreement pursuant to which this Agreement may be terminated, this Agreement will be deemed to be terminated upon any termination of the Letter Agreement or if the Letter Agreement is amended such that an amalgamation between the Amalgamating Companies is no longer necessary. Nothing in this Agreement shall be construed in a manner that derogates from any right or obligation of each of Peregrine and Dunsmuir contained in the Letter Agreement.

10. GENERAL

10.1 Further Assurances

Each Party agrees to do, execute and deliver, and cause to be done, executed and delivered, all such further acts, deeds, documents and instruments as are necessary or desirable to give full force and effect to this Agreement.

10.2 Modifications

Each of the Amalgamating Companies and Peregrine may, by a resolution of their respective directors, assent to any alteration or modification of this Agreement which the Registrar may require and all alterations or modifications so assented to shall be binding upon the Amalgamating Companies and Peregrine.

10.3 Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia.

10.4 Time of Essence

Time shall be of the essence of this Agreement.

10.5 Assignment

A Party may not assign the benefit of or its obligations under this Agreement without the prior written approval of the other Parties, which approval may be unreasonably withheld.

10.6 Enurement

This Agreement will enure to the benefit of and be binding upon the Parties and their respective successors and permitted assigns.

10.7 Counterparts

This Agreement may be executed in counterparts with the same effect as if all of the Parties have signed the same document and all counterparts will be construed together and constitute one and the same instrument.

IN WITNESS WHEREOF this Agreement has been executed by the Parties as of the day and year first above written.

PEREGRINE DIAMONDS LTD.

per: *"Eric Friedland"*

Eric Friedland
President and Director

PEREGRINE HOLDINGS LTD.

per: *"Alan Carter"*

Alan Carter
Chief Operating Officer and Director

DUNSMUIR VENTURES LTD.

per: *"Clive Johnson"*

Clive Johnson
Director

Schedule A

Amalgamation Application and Notice of Articles of Amalco

BRITISH COLUMBIA

Ministry of Finance
Corporate and Personal Property Registries
www.fin.gov.bc.ca/registries

Telephone: 250 356 – 8626
Office Hours: 8:30 – 4:30 (Monday – Friday)

AMALGAMATION APPLICATION

FORM 13 – BC COMPANY

Section 275 *Business Corporations Act*

DO NOT MAIL THIS FORM to the Corporate and Personal Property Registries unless you are instructed to do so by registry staff. The regulations under the *Business Corporations Act* requires this form to be filed on the Internet at www.corporateonline.gov.bc.ca

Freedom of Information and Protection of Privacy Act (FIPPA)
The personal information requested on this form is made available to the public under the authority of the *Business Corporations Act*. Questions about how the *FIPPA* applies to this personal information can be directed to the Administrative Assistant of the Corporate and Personal Property Registries at 250 356-1198, PO Box 9431 Stn Prov Govt, Victoria BC V8W 9V3.

A. NAME OF COMPANY – *Choose **one** of the following:*

☐ The name **{NAME RESERVED}** is the name reserved for the amalgamated company. The name reservation number is {Name Reservation No.}, OR

☐ The company is to be amalgamated with a name by adding "B.C. Ltd." after the incorporation number of the company, OR

☑ The amalgamated company is to adopt, as its name, the name of one of the amalgamating companies.

The name of the amalgamating company being adopted is:

PEREGRINE HOLDINGS LTD.

The incorporation number associated with that company is: BC0740864

Please note: If you want the name of an amalgamating corporation that is a foreign corporation, you must obtain a name approval before completing this amalgamation application.

B. AMALGAMATION STATEMENT – *Please indicate the statement applicable to the amalgamation.:*

With Court Approval:

☐ This amalgamation has been approved by the court and a copy of the entered court order approving the amalgamation has been obtained and has been deposited in the records office of each of the amalgamating companies.

OR

Without Court Approval:

☑ This amalgamation has been effected without court approval. A copy of all the required affidavits under section 277(1) have been obtained and the affidavit obtained from each amalgamating company has been deposited in that company's records office.

C. AMALGAMATION EFFECTIVE DATE – *Choose **one** of the following:*

☑ The amalgamation is to take effect at the time that this application is filed with the registrar.

☐ The amalgamation is to take effect at 12:01 a.m. Pacific Time on {Effective Date} being a date that is not more than ten days after the date of the filing of this application.

☐ The amalgamation is to take effect at {time} Pacific Time on {Effective Date} being a date and time that is not more than ten days after the date of the filing of this application.

D. AMALGAMATING CORPORATIONS

Enter the name of each amalgamating corporation below. For each company, enter the incorporation number. If the amalgamating corporation is a foreign corporation, enter the foreign corporation's jurisdiction and if registered in BC as an extraprovincial company, enter the extraprovincial company's registration number. Attach an additional sheet if more space is required.

NAME OF AMALGAMATING CORPORATION	BC INCORPORATION NUMBER, OR EXTRAPROVINCIAL REGISTRATION NUMBER IN BC	FOREIGN CORPORATION'S JURISDICTION
DUNSMUIR VENTURES LTD.	BC0606848	N/A
PEREGRINE HOLDINGS LTD.	BC0740864	N/A

E. FORMALITIES TO AMALGAMATION

If any amalgamating corporation is a foreign corporation, section 275 (1)(b) requires an authorization for the amalgamation from the foreign corporation's jurisdiction to be filed.

☐ This is to confirm that each authorization for the amalgamation required under section 275(1)(b) is being submitted for filing concurrently with this application.

F. CERTIFIED CORRECT – I have read this form and found it to be correct.

This form must be signed by an authorized signing authority for each of the amalgamating companies.

NAME OF AUTHORIZED SIGNING AUTHORITY FOR THE AMALGAMATING CORPORATION	SIGNATURE OF AUTHORIZED SIGNING AUTHORITY FOR THE AMALGAMATING CORPORATION	DATE SIGNED (YYYY / MM / DD)
	X	
NAME OF AUTHORIZED SIGNING AUTHORITY FOR THE AMALGAMATING CORPORATION	SIGNATURE OF AUTHORIZED SIGNING AUTHORITY FOR THE AMALGAMATING CORPORATION	DATE SIGNED (YYYY / MM / DD)
	X	
NAME OF AUTHORIZED SIGNING AUTHORITY FOR THE AMALGAMATING CORPORATION	SIGNATURE OF AUTHORIZED SIGNING AUTHORITY FOR THE AMALGAMATING CORPORATION	DATE SIGNED (YYYY / MM / DD)
	X	
NAME OF AUTHORIZED SIGNING AUTHORITY FOR THE AMALGAMATING CORPORATION	SIGNATURE OF AUTHORIZED SIGNING AUTHORITY FOR THE AMALGAMATING CORPORATION	DATE SIGNED (YYYY / MM / DD)
	X	
NAME OF AUTHORIZED SIGNING AUTHORITY FOR THE AMALGAMATING CORPORATION	SIGNATURE OF AUTHORIZED SIGNING AUTHORITY FOR THE AMALGAMATING CORPORATION	DATE SIGNED (YYYY / MM / DD)
	X	

NOTICE OF ARTICLES

A. NAME OF COMPANY

Set out the name of the company as set out in Item A of the Amalgamation Application.

PEREGRINE HOLDINGS LTD.

B. TRANSLATION OF COMPANY NAME

Set out every translation of the company name that the company intends to use outside of Canada, or if none, enter "not applicable".

N/A

C. DIRECTOR NAME(S) AND ADDRESS(ES)

Set out the full name, delivery address and mailing address (if different) of every director of the company. The delivery address must be for the office at which the individual can usually be served with records between 9 a.m. and 4 p.m. on business days. If there is no office at which the individual can usually be served with records during statutory business hours, enter the delivery address and mailing address, if different, of the individual's residence. Attach an additional sheet if more space is required.

FULL NAME INCLUDING MIDDLE NAME, IF APPLICABLE	DELIVERY ADDRESS INCLUDING POSTAL CODE	MAILING ADDRESS INCLUDING POSTAL CODE
ALAN CARTER	Suite 301, 1250 Homer St. Vancouver, BC V6B 1C6	Suite 301, 1250 Homer St. Vancouver, BC V6B 1C6
ERIC FRIEDLAND	Suite 301, 1250 Homer St. Vancouver, BC V6B 1C6	Suite 301, 1250 Homer St. Vancouver, BC V6B 1C6

D. REGISTERED OFFICE ADDRESSES

DELIVERY ADDRESS OF THE COMPANY'S REGISTERED OFFICE (INCLUDING POSTAL CODE)

SUITE 301, 1250 HOMER STREET, VANCOUVER, BC V6B 1C6

MAILING ADDRESS OF THE COMPANY'S REGISTERED OFFICE (INCLUDING POSTAL CODE)

SUITE 301, 1250 HOMER STREET, VANCOUVER, BC V6B 1C6

E. RECORDS OFFICE ADDRESSES

DELIVERY ADDRESS OF THE COMPANY'S RECORDS OFFICE (INCLUDING POSTAL CODE)

SUITE 301, 1250 HOMER STREET, VANCOUVER, BC V6B 1C6

MAILING ADDRESS OF THE COMPANY'S RECORDS OFFICE (INCLUDING POSTAL CODE)

SUITE 301, 1250 HOMER STREET, VANCOUVER, BC V6B 1C6

F. AUTHORIZED SHARE STRUCTURE

	Maximum number of shares of this class or series of shares that the company is authorized to issue	Kind of shares of this class or series of shares		Are there special rights or restrictions attached to the shares of this class or series of shares?
Identifying name of class or series of shares	MAXIMUM NUMBER OF SHARES AUTHORIZED	PAR VALUE	TYPE OF CURRENCY	YES/NO
COMMON	UNLIMITED	NPV	N/A	NO
PREFERRED	UNLIMITED	NPV	N/A	YES

SCHEDULE B

PEREGRINE HOLDINGS LTD.
(the "Company")

The Company has as its articles the following articles. **Incorporation number:**

Signed for reference by: ____________________________ as of the ____ day of ______________, 2006.
Eric Friedland
President

ARTICLES

1. INTERPRETATION

1.1 Definitions

In these Articles, unless the context otherwise requires:

(1) "board of directors", "directors" and "board" mean the directors or sole director of the Company for the time being;

(2) *"Business Corporations Act"* means the *Business Corporations Act* (British Columbia) from time to time in force and all amendments thereto and includes all regulations and amendments thereto made pursuant to that Act;

(3) *"Interpretation Act"* means the *Interpretation Act* (British Columbia) from time to time in force and all amendments thereto and includes all regulations and amendments thereto made pursuant to that Act;

(4) "legal personal representative" means the personal or other legal representative of a shareholder;

(5) "registered address" of a shareholder means the shareholder's address as recorded in the central securities register;

(6) "seal" means the seal of the Company, if any.

1.2 Business Corporations Act and Interpretation Act Definitions Applicable

The definitions in the *Business Corporations Act* and the definitions and rules of construction in the *Interpretation Act,* with the necessary changes, so far as applicable, and unless the context requires otherwise, apply to these Articles as if they were set out herein. If there is a conflict between a definition in the *Business Corporations Act* and a definition or rule in the *Interpretation Act* relating to a term used in these Articles, the definition in the *Business Corporations Act* will prevail in relation to the use of the term in these Articles. If there is a conflict or inconsistency between these Articles and the *Business Corporations Act,* the *Business Corporations Act* will prevail.

2. SHARES AND SHARE CERTIFICATES

2.1 Authorized Share Structure

The authorized share structure of the Company consists of shares of the class or classes and series, if any, described in the Notice of Articles of the Company.

2.2 Form of Share Certificate

Each share certificate issued by the Company must comply with, and be signed as required by, the *Business Corporations Act.*

2.3 Shareholder Entitled to Certificate or Acknowledgement

Each shareholder is entitled, without charge, to (a) one share certificate representing the shares of each class or series of shares registered in the shareholder's name or (b) a non-transferable written acknowledgement of the shareholder's right to obtain such a share certificate, provided that in respect of a share held jointly by several persons, the Company is not bound to issue more than one share certificate or acknowledgement and delivery of a share certificate or an acknowledgement to one of several joint shareholders or to a duly authorized agent of one of the joint shareholders will be sufficient delivery to all.

2.4 Delivery by Mail

Any share certificate or non-transferable written acknowledgement of a shareholder's right to obtain a share certificate may be sent to the shareholder by mail at the shareholder's registered address and neither the Company nor any director, officer or agent of the Company is liable for any loss to the shareholder because the share certificate or acknowledgement is lost in the mail or stolen.

2.5 Replacement of Worn Out or Defaced Certificate or Acknowledgement

If the directors are satisfied that a share certificate or a non-transferable written acknowledgement of the shareholder's right to obtain a share certificate is worn out or defaced, they must, on production to them of the share certificate or acknowledgement, as the case may be, and on such other terms, if any, as they think fit:

(1) order the share certificate or acknowledgement, as the case may be, to be cancelled; and

(2) issue a replacement share certificate or acknowledgement, as the case may be.

2.6 Replacement of Lost, Stolen or Destroyed Certificate or Acknowledgement

If a share certificate or a non-transferable written acknowledgement of a shareholder's right to obtain a share certificate is lost, stolen or destroyed, a replacement share certificate or acknowledgement, as the case may be, must be issued to the person entitled to that share certificate or acknowledgement, as the case may be, if the directors receive:

(1) proof satisfactory to them that the share certificate or acknowledgement is lost, stolen or destroyed; and

(2) any indemnity the directors consider adequate.

2.7 Splitting Share Certificates

If a shareholder surrenders a share certificate to the Company with a written request that the Company issue in the shareholder's name two or more share certificates, each representing a specified number of shares and in the aggregate representing the same number of shares as the share certificate so surrendered, the Company must cancel the surrendered share certificate and issue replacement share certificates in accordance with that request.

2.8 Certificate Fee

There must be paid as a fee to the Company for issuance of any share certificate under Articles 2.5, 2.6 or 2.7, the amount, if any determined by the directors, which must not exceed the amount prescribed under the *Business Corporations Act.*

2.9 Recognition of Trusts

Except as required by law or statute or these Articles, no person will be recognized by the Company as holding any share upon any trust, and the Company is not bound by or compelled in any way to recognize (even when having notice thereof) any equitable, contingent, future or partial interest in any share or fraction of a share or (except as required by law or statute or these Articles or as ordered by a court of competent jurisdiction) any other rights in respect of any share except an absolute right to the entirety thereof in the shareholder.

3. ISSUE OF SHARES

3.1 Directors Authorized

Subject to the *Business Corporations Act* and the rights, if any, of the holders of issued shares of the Company, the Company may issue, allot, sell or otherwise dispose of the unissued shares, and issued shares held by the Company, at the times, to the persons, including directors, in the manner, on the terms and conditions and for the issue prices (including any premium at which shares with par value may be issued) that the directors may determine. The issue price for a share with par value must be equal to or greater than the par value of the share.

3.2 Commissions and Discounts

The Company may at any time, pay a reasonable commission or allow a reasonable discount to any person in consideration of that person purchasing or agreeing to purchase shares of the Company from the Company or any other person or procuring or agreeing to procure purchasers for shares of the Company.

3.3 Brokerage

The Company may pay such brokerage fee or other consideration as may be lawful for or in connection with the sale or placement of its securities.

3.4 Conditions of Issue

Except as provided for by the *Business Corporations Act,* no share may be issued until it is fully paid. A share is fully paid when:

(1) consideration is provided to the Company for the issue of the share by one or more of the following:

- (a) past services performed for the Company;
- (b) property;
- (c) money; and

(2) the directors in their discretion have determined that the value of the consideration received by the Company is equal to or greater than the issue price set for the share under Article 3.1.

3.5 Share Purchase Warrants and Rights

Subject to the *Business Corporations Act,* the Company may issue share purchase warrants, options and rights upon such terms and conditions as the directors determine, which share purchase warrants, options and rights may be issued alone or in conjunction with debentures, debenture stock, bonds, shares or any other securities issued or created by the Company from time to time.

4. SHARE REGISTERS

4.1 Central Securities Register and any Branch Securities Register

As required by and subject to the *Business Corporations Act,* the Company must maintain a central securities register and may maintain a branch securities register. The directors may, subject to the *Business Corporations Act,* appoint an agent to maintain the central securities register or any branch securities register. The directors may also appoint one or more agents, including the agent which keeps the central securities register, as transfer agent for its shares or any class or series of its shares, as the case may be, and the same or another agent as registrar for its shares or such class or series of its shares, as the case may be. The directors may terminate such appointment of any agent at any time and may appoint another agent in its place.

4.2 Closing Register

The Company must not at any time close its central securities register.

5. SHARE TRANSFERS

5.1 Registering Transfers

A transfer of a share of the Company must not be registered unless the Company or the transfer agent or registrar for the class or series of share to be transferred has received:

(1) a duly signed instrument of transfer in respect of the share;

(2) if a share certificate has been issued by the Company in respect of the share to be transferred, that share certificate;

(3) if a non-transferable written acknowledgement of the shareholder's right to obtain a share certificate has been issued by the Company in respect of the share to be transferred, that acknowledgement; and

(4) such other evidence, if any, as the Company or the transfer agent or registrar for the class or series of share to be transferred may require to prove the title of the transferor or the transferor's right to transfer the share, the due signing of the instrument of transfer and the right of the transferee to have the transfer registered.

5.2 Form of Instrument of Transfer

The instrument of transfer in respect of any share of the Company must be either in the form, if any, on the back of the Company's share certificates or in any other form that may be approved by the directors from time to time.

5.3 Transferor Remains Shareholder

Except to the extent that the *Business Corporations Act* otherwise provides, the transferor of shares is deemed to remain the holder of the shares until the name of the transferee is entered in a securities register of the Company in respect of the transfer.

5.4 Signing of Instrument of Transfer

If a shareholder, or his or her duly authorized attorney, signs an instrument of transfer in respect of shares registered in the name of the shareholder, the signed instrument of transfer constitutes a complete and sufficient authority to the Company and its directors, officers and agents to register the number of shares specified in the instrument of transfer or specified in any other manner, or, if no number is specified, all the shares represented by the share certificates or set out in the written acknowledgements deposited with the instrument of transfer:

(1) in the name of the person named as transferee in that instrument of transfer; or

(2) if no person is named as transferee in that instrument of transfer, in the name of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered.

5.5 Enquiry as to Title Not Required

Neither the Company nor any director, officer or agent of the Company is bound to inquire into the title of the person named in the instrument of transfer as transferee or, if no person is named as transferee in the instrument of transfer, of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered or is liable for any claim related to registering the transfer by the shareholder or by any intermediate owner or holder of the shares, of any interest in the shares, of any share certificate representing such shares or of any written acknowledgement of a right to obtain a share certificate for such shares.

5.6 Transfer Fee

There must be paid as a fee to the Company, in relation to the registration of any transfer, the amount, if any, determined by the directors.

6. TRANSMISSION OF SHARES

6.1 Legal Personal Representative Recognized on Death

In case of the death of a shareholder, the legal personal representative of the shareholder, or in the case of shares registered in the shareholder's name and the name of another person in joint tenancy, the surviving joint holder, will be the only person recognized by the Company as having any title to the shareholder's interest in the shares. Before recognizing a person as a legal personal representative of a shareholder, the directors may require proof of appointment by a court of competent jurisdiction, a grant of letters probate, letters of administration or such other evidence or documents as the directors consider appropriate.

6.2 Rights of Legal Personal Representative

The legal personal representative of a shareholder has the same rights, privileges and obligations with respect to the shares as were held by the shareholder, including the right to transfer the shares in accordance with these Articles, provided the documents required by the *Business Corporations Act* and the directors have been deposited with the Company. This Article 6.2 does not apply in the case of the death of a shareholder with respect to shares registered in the shareholder's name and the name of another person in joint tenancy.

7. PURCHASE OF SHARES

7.1 Company Authorized to Purchase Shares

Subject to Article 7.2, the special rights and restrictions attached to the shares of any class or series and the *Business Corporations Act,* the Company may, if authorized by resolution of the directors, purchase, redeem or otherwise acquire any of its shares at the price and upon the terms specified in such resolution.

7.2 Purchase When Insolvent

The Company must not make a payment or provide any other consideration to purchase, redeem or otherwise acquire any of its shares if there are reasonable grounds for believing that:

(1) the Company is insolvent; or

(2) making the payment or providing the consideration would render the Company insolvent.

7.3 Redemption of Shares

If the Company proposes to redeem some but not all of the shares of any class, the Directors may, subject to any special rights and restrictions attached to such class of shares, decide the manner in which the shares to be redeemed shall be selected.

7.4 Sale and Voting of Purchased Shares

If the Company retains a share which it has redeemed, purchased or otherwise acquired, the Company may sell, gift or otherwise dispose of the share, but, while such share is held by the Company, it:

(1) is not entitled to vote the share at a meeting of its shareholders;

(2) must not pay a dividend in respect of the share; and

(3) must not make any other distribution in respect of the share.

8. BORROWING POWERS

8.1 The Company, if authorized by the directors, may:

(1) borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that they consider appropriate;

(2) issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of the Company or any other person on the terms as they consider appropriate;

(3) guarantee the repayment of money by any other person or the performance of any obligation of any other person; and

(4) mortgage, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on, the whole or any part of the present and future assets and undertaking of the Company.

8.2 Any bonds, debentures or other debt obligations of the Company may be issued at a discount, premium or otherwise, or with special privileges as to redemption, surrender, drawing, allotment of or conversion into or exchange for shares or other securities, attending and voting at general meetings of the Company, appointment of Directors or otherwise and may, by their terms, be assignable free from any equities between the Company and the person to whom they were issued or any subsequent holder thereof, all as the Directors may determine.

9. ALTERATIONS

9.1 Alteration of Authorized Share Structure

Subject to Article 9.2 and the *Business Corporations Act,* the Company may:

(1) by directors' resolution or by ordinary resolution, in each case as determined by the directors:

(a) create one or more classes or series of shares or, if none of the shares of a class or series of shares are allotted or issued, eliminate that class or series of shares;

(b) increase, reduce or eliminate the maximum number of shares that the Company is authorized to issue out of any class or series of shares or establish a maximum number of shares that the Company is authorized to issue out of any class or series of shares for which no maximum is established;

(c) subdivide or consolidate all or any of its unissued, or fully paid issued, shares;

(d) if the Company is authorized to issue shares of a class of shares with par value:

(i) decrease the par value of those shares; or

(ii) if none of the shares of that class of shares are allotted or issued, increase the par value of those shares;

(e) change all or any of its unissued, or fully paid issued, shares with par value into shares without par value or any of its unissued shares without par value into shares with par value; or

(f) alter the identifying name of any of its shares; and

(2) by ordinary resolution otherwise alter its shares or authorized share structure;

and, if applicable, alter its Notice of Articles and, if applicable, its Articles, accordingly.

9.2 Special Rights and Restrictions

Subject to the *Business Corporations Act,* the Company may by ordinary resolution:

(1) create special rights or restrictions for, and attach those special rights or restrictions to, the shares of any class or series of shares, whether or not any or all of those shares have been issued; or

(2) vary or delete any special rights or restrictions attached to the shares of any class or series of shares, whether or not any or all of those shares have been issued,

and alter its Articles and Notice of Articles accordingly, provided that a right or special right attached to any issued shares must not be prejudiced or interfered with unless the shareholders holding the shares of the class or series of shares to which the right or special right is attached consent by a separate special resolution of those shareholders.

9.3 Change of Name

The Company may by directors' resolution or by ordinary resolution, in each case as determined by the directors, authorize an alteration of its Notice of Articles in order to change its name or to adopt or change any translation of its name.

9.4 Other Alterations

The Company, save as otherwise provided by these Articles and subject to the *Business Corporations Act,* may by directors' resolution or by ordinary resolution, in each case as determined by the directors, alter these Articles, including any alterations that are procedural or administrative in nature or are matters that pursuant to these Articles are solely within the directors' powers, control or authority.

10. MEETINGS OF SHAREHOLDERS

10.1 Annual General Meetings

Annual general meetings of the Company shall be held as required by the *Business Corporations Act* at such time and place as may be determined by the directors.

10.2 Resolution Instead of Annual General Meeting

If all the shareholders who are entitled to vote at an annual general meeting consent by a unanimous resolution to all of the business that is required to be transacted at that annual general meeting, the annual general meeting is deemed to have been held on the date of the unanimous resolution. The shareholders must, in any unanimous resolution passed under this Article 10.2, select as the Company's annual reference date a date that would be appropriate for the holding of the applicable annual general meeting.

10.3 Calling of Meetings of Shareholders

The directors may, at any time, call a meeting of shareholders.

10.4 Location of Meetings of Shareholders and Participation in Meetings by Telephone or Other Electronic Means

A meeting of the Company may be held:

(1) at a location outside British Columbia if that location is:

  (a) approved by resolution of the directors before the meeting is held; or

  (b) approved in writing by the Registrar of Companies before the meeting is held; and

(2) entirely or in part by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting, if

approved by directors' resolution prior to the meeting and subject to the *Business Corporations Act.* Any person participating in a meeting by such means is deemed to be present at the meeting.

10.5 Notice for Meetings of Shareholders

The Company must send notice of the date, time and location of any meeting of shareholders as provided in the *Business Corporations Act* and in the manner provided in these Articles, or in such other manner, if any, as may be prescribed by directors' resolution (whether previous notice of the resolution has been given or not), to such persons as are entitled by law or under these Articles to receive such notice from the Company.

10.6 Record Date for Notice

Subject to the *Business Corporations Act*, the directors may set a date as the record date for the purpose of determining shareholders entitled to notice of any meeting of shareholders. If no record date is set, the record date is 5 p.m. on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

10.7 Record Date for Voting

Subject to the *Business Corporations Act*, the directors may set a date as the record date for the purpose of determining shareholders entitled to vote at any meeting of shareholders. If no record date is set, the record date is 5 p.m. on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

10.8 Failure to Give Notice and Waiver of Notice

The accidental omission to send notice of any meeting of shareholders to, or the non-receipt of any notice by, any of the persons entitled to notice does not invalidate any proceedings at that meeting. Any person entitled to notice of a meeting of shareholders may, in writing or otherwise, waive that entitlement or may agree to reduce the period of that notice.

10.9 Notice of Special Business at Meetings of Shareholders

If a meeting of shareholders is to consider special business within the meaning of Article 11.1, the notice of meeting or a circular prepared in connection with the meeting must:

(1) state the general nature of the special business; and

(2) if the special business includes considering, approving, ratifying, adopting or authorizing any document or the signing of or giving of effect to any document, have attached to it a copy of the document or state that a copy of the document:

(a) will be available for inspection by shareholders at the Company's records office, or at such other reasonably accessible location in British Columbia as is specified in the notice during statutory business hours on any one or more specified days before the day set for the holding of the meeting; and

(b) may provide that the document is available by request from the Company or accessible electronically or on a website as determined by the directors.

10.10 Class Meetings and Series Meetings of Shareholders

Unless otherwise specified in these Articles, the provisions of these Articles relating to a meeting of shareholders will apply, with the necessary changes and so far as they are applicable, to a class meeting or series meeting of shareholders holding a particular class or series of shares.

11. PROCEEDINGS AT MEETINGS OF SHAREHOLDERS

11.1 Special Business

At a meeting of shareholders, the following business is special business:

(1) at a meeting of shareholders that is not an annual general meeting, all business is special business except business relating to the conduct of or voting at the meeting;

(2) at an annual general meeting, all business is special business except for the following:

   (a) business relating to the conduct of or voting at the meeting;

   (b) consideration of any financial statements of the Company presented to the meeting;

   (c) consideration of any reports of the directors or auditor;

   (d) the setting or changing of the number of directors;

   (e) the election or appointment of directors;

   (f) the appointment of an auditor;

   (g) the setting of the remuneration of an auditor;

   (h) business arising out of a report of the directors not requiring the passing of a special resolution or an exceptional resolution; and

   (i) any other business which, under these Articles or the *Business Corporations Act,* may be transacted at a meeting of shareholders without prior notice of the business being given to the shareholders.

11.2 Special Majority

The majority of votes required for the Company to pass a special resolution at a general meeting of shareholders is two-thirds (2/3) of the votes cast on the resolution.

11.3 Quorum

Subject to the special rights and restrictions attached to the shares of any class or series of shares, the quorum for the transaction of business at a meeting of shareholders is two shareholders, whether present in person or represented by proxy, holding in the aggregate at least 5% of the issued shares entitled to be voted at the meeting.

11.4 One Shareholder May Constitute Quorum

If there is only one shareholder entitled to vote at a meeting of shareholders:

(1) the quorum is one person who is, or who represents by proxy, that shareholder, and

(2) that shareholder, present in person or by proxy, may constitute the meeting.

11.5 Persons Entitled to Attend Meeting

In addition to those persons who are entitled to vote at a meeting of shareholders, the only other persons who are entitled to be present at the meeting are the directors, officers, any lawyer for the Company, the auditor of the Company, any persons invited to be present at the meeting by the directors or by the chair of the meeting and any persons entitled or required under the *Business Corporations Act* or these Articles to be present at the meeting; but if any of the aforementioned persons does attend the meeting, that person is not to be counted in the quorum and is not entitled to vote at the meeting unless that person is a shareholder or proxy holder entitled to vote at the meeting.

11.6 Requirement of Quorum

No business, other than the election of a chair of the meeting and the adjournment of the meeting, may be transacted at any meeting of shareholders unless a quorum of shareholders entitled to vote is present at the commencement of the meeting, but such quorum need not be present throughout the meeting.

11.7 Lack of Quorum

If, within one hour from the time set for the holding of a meeting of shareholders, a quorum is not present:

(1) in the case of a general meeting requisitioned by shareholders, the meeting is dissolved, and

(2) in the case of any other meeting of shareholders, the meeting stands adjourned to the same day in the next week at the same time and place.

11.8 Lack of Quorum at Succeeding Meeting

If, at the meeting to which the meeting referred to in Article 11.7(2) was adjourned, a quorum is not present within one-half hour from the time set for the holding of the meeting, the person or persons present and being, or representing by proxy, one or more shareholders entitled to attend and vote at the meeting constitute a quorum.

11.9 Chair

The following individual is entitled to preside as chair at a meeting of shareholders:

(1) the chair of the board, if any; or

(2) if the chair of the board, if any, is absent or unwilling to act as chair of the meeting, the president, if any.

11.10 Selection of Alternate Chair

If, at any meeting of shareholders, there is no chair of the board, if any, or president, if any, willing to act as chair of the meeting or present within 15 minutes after the time set for holding the meeting, or if the chair of the board, if any, and the president, if any, have advised the secretary, if any, or any director present at the meeting that they will not be present at the meeting, the directors present must choose a director, officer or corporate counsel to be chair of the meeting or, if none of the above persons are present or if they decline to take the chair, the shareholders entitled to vote at the meeting who are present in person or by proxy may choose any person present at the meeting to chair the meeting.

11.11 Adjournments

The chair of a meeting of shareholders may, and if so directed by the meeting must, adjourn the meeting from time to time and from place to place, but no business may be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

11.12 Notice of Adjourned Meeting

It is not necessary to give any notice of an adjourned meeting of shareholders or of the business to be transacted at an adjourned meeting of shareholders except that, when a meeting is adjourned for 30 days or more, notice of the adjourned meeting must be given as in the case of the original meeting.

11.13 Decisions by Show of Hands or Poll

Subject to the *Business Corporations Act,* every motion put to a vote at a meeting of shareholders will be decided on a show of hands unless a poll, before or on the declaration of the result of the vote by show of hands, is directed by the chair of the meeting or demanded by at least one shareholder entitled to vote who is present in person or by proxy.

11.14 Declaration of Result

The chair of a meeting of shareholders must declare to the meeting the decision on every question in accordance with the result of the show of hands or the poll, as the case may be, and that decision must be entered in the minutes of the meeting. A declaration of the chair of the meeting that a resolution is carried by the necessary majority or is defeated is, unless a poll is directed by the chair of the meeting or demanded under Article 11.13, conclusive evidence without proof of the number or proportion of the votes recorded in favour of or against the resolution.

11.15 Motion Need Not be Seconded

No motion proposed at a meeting of shareholders need be seconded unless the chair of the meeting rules otherwise, and the chair of any meeting of shareholders is entitled to propose or second a motion.

11.16 Casting Vote

In case of an equality of votes, the chair of a meeting of shareholders does not, either on a show of hands or on a poll, have a second or casting vote in addition to the vote or votes to which the chair may be entitled as a shareholder.

11.17 Manner of Taking Poll

Subject to Article 11.18, if a poll is duly demanded at a meeting of shareholders:

(1) the poll must be taken:

(a) at the meeting, or within seven days after the date of the meeting, as the chair of the meeting directs; and

(b) in the manner, at the time and at the place that the chair of the meeting directs;

(2) the result of the poll is deemed to be the decision of the meeting at which the poll is demanded; and

(3) the demand for the poll may be withdrawn by the person who demanded it.

11.18 Demand for Poll on Adjournment

A poll demanded at a meeting of shareholders on a question of adjournment must be taken immediately at the meeting.

11.19 Chair Must Resolve Dispute

In the case of any dispute as to the admission or rejection of a vote given on a poll, the chair of the meeting must determine the dispute, and his or her determination made in good faith is final and conclusive.

11.20 Casting of Votes

On a poll, a shareholder entitled to more than one vote need not cast all the votes in the same way.

11.21 No Demand for Poll on Election of Chair

No poll may be demanded in respect of the vote by which a chair of a meeting of shareholders is elected.

11.22 Demand for Poll Not to Prevent Continuance of Meeting

The demand for a poll at a meeting of shareholders does not, unless the chair of the meeting so rules, prevent the continuation of a meeting for the transaction of any business other than the question on which a poll has been demanded.

11.23 Retention of Ballots and Proxies

The Company must, for at least three months after a meeting of shareholders, keep each ballot cast on a poll and each proxy voted at the meeting, and, during that period, make them available for inspection during normal business hours by any shareholder or proxyholder entitled to vote at the meeting. At the end of such three month period, the Company may destroy such ballots and proxies.

12. VOTES OF SHAREHOLDERS

12.1 Number of Votes by Shareholder or by Shares

Subject to any special rights or restrictions attached to any shares and to the restrictions imposed on joint shareholders under Article 12.3:

(1) on a vote by show of hands, every person present who is a shareholder or proxy holder and entitled to vote on the matter has one vote; and

(2) on a poll, every shareholder entitled to vote on the matter has one vote in respect of each share entitled to be voted on the matter and held by that shareholder and may exercise that vote either in person or by proxy.

12.2 Votes of Persons in Representative Capacity

A person who is not a shareholder may vote at a meeting of shareholders, whether on a show of hands or on a poll, and may appoint a proxy holder to act at the meeting, if, before doing so, the person satisfies the chair of the meeting, or the directors, that the person is a legal personal representative or a trustee in bankruptcy for a shareholder who is entitled to vote at the meeting.

12.3 Votes by Joint Holders

If there are joint shareholders registered in respect of any share:

(1) any one of the joint shareholders may vote at any meeting of shareholders, either personally or by proxy, in respect of the share as if that joint shareholder were solely entitled to it; or

(2) if more than one of the joint shareholders is present at any meeting of shareholders, personally or by proxy, and more than one of them votes in respect of that share, then only the vote of the joint shareholder present whose name stands first on the central securities register in respect of the share will be counted.

12.4 Legal Personal Representatives as Joint Shareholders

Two or more legal personal representatives of a shareholder in whose sole name any share is registered are, for the purposes of Article 12.3, deemed to be joint shareholders registered in respect of that share.

12.5 Representative of a Corporate Shareholder

If a corporation, that is not a subsidiary of the Company, is a shareholder, that corporation may appoint a person to act as its representative at any meeting of shareholders of the Company, and:

(1) for that purpose, the instrument appointing a representative must be received:

(a) at the registered office of the Company or at any other place specified, in the notice calling the meeting, for the receipt of proxies, at least the number of business days specified in the notice for the receipt of proxies, or if no number of days is specified, two business days before the day set for the holding of the meeting or any adjourned meeting; or

(b) at the meeting or any adjourned meeting, by the chair of the meeting or adjourned meeting or by a person designated by the chair of the meeting or adjourned meeting;

(2) if a representative is appointed under this Article 12.5:

(a) the representative is entitled to exercise in respect of and at that meeting the same rights on behalf of the corporation that the representative represents as that corporation could exercise if it were a shareholder who is an individual, including, without limitation, the right to appoint a proxy holder; and

(b) the representative, if present at the meeting, is to be counted for the purpose of forming a quorum and is deemed to be a shareholder present in person at the meeting.

Evidence of the appointment of any such representative may be sent to the Company by written instrument, fax or any other method of transmitting legibly recorded messages.

12.6 Proxy Provisions Do Not Apply to All Companies

If and for so long as the Company is a public company or a pre-existing reporting company which has the Statutory Reporting Company Provisions as part of its Articles or to which the Statutory Reporting Company Provisions apply, Articles 12.7 to 12.15 apply only insofar as they are not inconsistent with any securities legislation in any province or territory of Canada or in the federal jurisdiction of the United States or in any state of the United States that is applicable to the Company and insofar as they are not inconsistent with the regulations and rules made and promulgated under that legislation and all administrative policy statements, blanket orders and rulings, notices and other administrative directions issued by securities commissions or similar authorities appointed under that legislation.

12.7 Appointment of Proxy Holders

Every shareholder of the Company, including a corporation that is a shareholder but not a subsidiary of the Company, entitled to vote at a meeting of shareholders may, by proxy, appoint up to two proxy holders to attend and act at the meeting in the manner, to the extent and with the powers conferred by the proxy.

12.8 Alternate Proxy Holders

A shareholder may appoint one or more alternate proxy holders to act in the place of an absent proxy holder.

12.9 When Proxy Holder Need Not Be Shareholder

Only a person who is a shareholder may be appointed as a proxy holder except when:

(1) the Company is a public company;

(2) the person appointing the proxy holder is a corporation or a representative of a corporation appointed under Article 12.5;

(3) the Company has at the time of the meeting for which the proxy holder is to be appointed only one shareholder entitled to vote at the meeting; or

(4) the shareholders present in person or by proxy at and entitled to vote at the meeting for which the proxy holder is to be appointed, by a resolution on which the proxy holder is not entitled to vote but in respect of which the proxy holder is to be counted in the quorum, permit the proxy holder to attend and vote at the meeting.

12.10 Deposit of Proxy

A proxy for a meeting of shareholders must:

(1) be received at the registered office of the Company or at any other place specified, in the notice calling the meeting, for the receipt of proxies, at least the number of business days specified in the notice, or if no number of days is specified, two business days before the day set for the holding of the meeting or any adjourned meeting; or

(2) unless the notice provides otherwise, be received, at the meeting or any adjourned meeting, by the chair of the meeting or adjourned meeting or by a person designated by the chair of the meeting or adjourned meeting.

A proxy may be sent to the Company by written instrument, fax or any other method of transmitting legibly recorded messages, including, but not limited to, internet or telephone voting services, if the form of proxy indicates that such method will be accepted.

12.11 Validity of Proxy Vote

A vote given in accordance with the terms of a proxy is valid notwithstanding the death or incapacity of the shareholder giving the proxy and despite the revocation of the proxy or the revocation of the authority under which the proxy is given, unless notice in writing of that death, incapacity or revocation is received:

(1) at the registered office of the Company, at any time up to and including the last business day before the day set for the holding of the meeting or any adjourned meeting at which the proxy is to be used; or

(2) at the meeting or any adjourned meeting, by the chair of the meeting or adjourned meeting, before any vote in respect of which the proxy has been given has been taken.

12.12 Form of Proxy

A proxy, whether for a specified meeting or otherwise, must be either in the following form or in any other form approved by the directors or the chair of the meeting:

[name of company]
(the "Company")

The undersigned, being a shareholder of the Company, hereby appoints *[name]* or, failing that person, *[name],* as proxy holder for the undersigned to attend, act and vote for and on behalf of the undersigned at the meeting of shareholders of the Company to be held on *[month, day, year]* and at any adjournment of that meeting.

Number of shares in respect of which this proxy is given (if no number is specified, then this proxy is given in respect of all shares registered in the name of the undersigned):___________________

Signed *[month, day, year]*

____
[Signature of shareholder]

____
[Name of shareholder—printed]

12.13 Revocation of Proxy

Subject to Article 12.14, every proxy may be revoked by an instrument in writing that is received:

(1) at the registered office of the Company at any time up to and including the last business day before the day set for the holding of the meeting or any adjourned meeting at which the proxy is to be used; or

(2) at the meeting or any adjourned meeting by the chair of the meeting or adjourned meeting, before any vote in respect of which the proxy has been given has been taken.

12.14 Revocation of Proxy Must Be Signed

An instrument referred to in Article 12.13 must be signed as follows:

(1) if the shareholder for whom the proxy holder is appointed is an individual, the instrument must be signed by the shareholder or his or her legal personal representative or trustee in bankruptcy;

(2) if the shareholder for whom the proxy holder is appointed is a corporation, the instrument must be signed by the corporation or by a representative appointed for the corporation under Article 12.5.

12.15 Production of Evidence of Authority to Vote

The chair of any meeting of shareholders may, but need not, inquire into the authority of any person to vote at the meeting and may, but need not, demand from that person production of evidence as to the existence of the authority to vote.

13. DIRECTORS

13.1 Number of Directors

The number of directors, excluding additional directors appointed under Article 14.8, is set at:

(1) subject to paragraphs (2) and (3), the number of directors that is equal to the number of the Company's first directors within the meaning of the *Business Corporations Act*;

(2) if the Company is a public company, the greater of three and the number most recently determined by way of the following:

   (a) the number of directors set by ordinary resolution (whether or not previous notice of the resolution was given); and

   (b) the number of directors set under Article 14.4; or

(3) if the Company is not a public company, the number most recently determined by way of the following:

   (a) the number of directors set by ordinary resolution (whether or not previous notice of the resolution was given); and

   (b) the number of directors set under Article 14.4.

13.2 Change in Number of Directors

If the number of directors is set under Articles 13.1(2)(a) or 13.1(3)(a):

(1) the shareholders may elect or appoint the directors needed to fill any vacancies in the board of directors up to that number;

(2) if the shareholders do not elect or appoint the directors needed to fill any vacancies in the board of directors up to that number contemporaneously with the setting of that number, then the directors may (subject to Article 14.8) appoint, or the shareholders may elect or appoint, directors to fill those vacancies.

13.3 Directors' Acts Valid Despite Vacancy

An act or proceeding of the directors is not invalid merely because fewer than the number of directors set or otherwise required under these Articles is in office.

13.4 Qualifications of Directors

A director is not required to hold a share in the capital of the Company as qualification for his or her office but must be qualified as required by the *Business Corporations Act* to become, act or continue to act as a director.

13.5 Remuneration of Directors

The directors are entitled to the remuneration for acting as directors, if any, as the directors may from time to time determine. If the directors so decide, the remuneration of the directors, if any, may be determined by the shareholders. That remuneration may be in addition to any salary or other remuneration paid to any officer or employee of the Company as such, who is also a director.

13.6 Reimbursement of Expenses of Directors

The Company must reimburse each director for the reasonable expenses that he or she may incur in and about the business of the Company.

13.7 Special Remuneration for Directors

If any director performs any professional or other services for the Company that in the opinion of the directors are outside the ordinary duties of a director, or if any director is otherwise specially occupied in or about the Company's business, he or she may be paid remuneration fixed by the directors, or, at the option of that director, fixed by ordinary resolution, and such remuneration may be either in addition to, or in substitution for, any other remuneration that he or she may be entitled to receive.

13.8 Gratuity, Pension or Allowance on Retirement of Director

Unless otherwise determined by ordinary resolution, the directors on behalf of the Company may pay a gratuity or pension or allowance on retirement to any director or to his or her spouse or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

14. ELECTION AND REMOVAL OF DIRECTORS

14.1 Election at Annual General Meeting

At every annual general meeting and in every unanimous resolution contemplated by Article 10.2:

(1) the shareholders entitled to vote at the annual general meeting for the election of directors are entitled to elect, or in the unanimous resolution appoint, a board of directors consisting of the number of directors for the time being set under these Articles; and

(2) all the directors cease to hold office immediately before the election or appointment of directors under paragraph (1), but are eligible for re-election or re-appointment.

14.2 Consent to be a Director

No election, appointment or designation of an individual as a director is valid unless:

(1) that individual consents to be a director in the manner provided for in the *Business Corporations Act;* or

(2) that individual is elected or appointed at a meeting at which the individual is present and the individual does not refuse, at the meeting, to be a director.

14.3 Failure to Elect or Appoint Directors

If:

(1) the Company fails to hold an annual general meeting, and all the shareholders who are entitled to vote at an annual general meeting fail to pass the unanimous resolution contemplated by Article 10.2, on or before the date by which the annual general meeting is required to be held under the *Business Corporations Act;* or

(2) the shareholders fail, at the annual general meeting or in the unanimous resolution contemplated by Article 10.2, to elect or appoint any directors;

then each director then in office continues to hold office until the earlier of:

(3) the date on which his or her successor is elected or appointed; and

(4) the date on which he or she otherwise ceases to hold office under the *Business Corporations Act* or these Articles.

14.4 Places of Retiring Directors Not Filled

If, at any meeting of shareholders at which there should be an election of directors, the places of any of the retiring directors are not filled by that election, those retiring directors who are not re-elected and who are asked by the newly elected directors to continue in office will, if willing to do so, continue in office to complete the number of directors for the time being set pursuant to these Articles until further new directors are elected at a meeting of shareholders convened for that purpose. If any such election or continuance of directors does not result in the election or continuance of the number of directors for the time being set pursuant to these Articles, the number of directors of the Company is deemed to be set at the number of directors actually elected or continued in office.

14.5 Directors May Fill Casual Vacancies

Any casual vacancy occurring in the board of directors may be filled by the directors.

14.6 Remaining Directors' Power to Act

The directors may act notwithstanding any vacancy in the board of directors, but if the Company has fewer directors in office than the number set pursuant to these Articles as the quorum of directors, the directors may only act for the purpose of appointing directors up to that number or of calling a meeting of shareholders for the purpose of filling any vacancies on the board of directors or, subject to the *Business Corporations Act,* for any other purpose.

14.7 Shareholders May Fill Vacancies

If the Company has no directors or fewer directors in office than the number set pursuant to these Articles as the quorum of directors, the shareholders may elect or appoint directors to fill any vacancies on the board of directors.

14.8 Additional Directors

Notwithstanding Articles 13.1 and 13.2, between annual general meetings or unanimous resolutions contemplated by Article 10.2, the directors may appoint one or more additional directors, but the number of additional directors appointed under this Article 14.8 must not at any time exceed one-third of the number of the current directors who were elected or appointed as directors other than under this Article 14.8.

Any director so appointed ceases to hold office immediately before the next election or appointment of directors under Article 14.1(1), but is eligible for re-election or re-appointment.

14.9 Ceasing to be a Director

A director ceases to be a director when:

(1) the term of office of the director expires;

(2) the director dies;

(3) the director resigns as a director by notice in writing provided to the Company or a lawyer for the Company; or

(4) the director is removed from office pursuant to Articles 14.10 or 14.11.

14.10 Removal of Director by Shareholders

The Company may remove any director before the expiration of his or her term of office by special resolution. In that event, the shareholders may elect, or appoint by ordinary resolution, a director to fill the resulting vacancy. If the shareholders do not elect or appoint a director to fill the resulting vacancy contemporaneously with the removal, then the directors may appoint or the shareholders may elect, or appoint by ordinary resolution, a director to fill that vacancy.

14.11 Removal of Director by Directors

The directors may remove any director before the expiration of his or her term of office if the director is convicted of an indictable offence, or if the director ceases to be qualified to act as a director of a company and does not promptly resign, and the directors may appoint a director to fill the resulting vacancy.

15. ALTERNATE DIRECTORS

15.1 Appointment of Alternate Director

Any director (an "appointor") may by notice in writing received by the Company appoint any person (an "appointee") who is qualified to act as a director to be his or her alternate to act in his or her place at meetings of the directors or committees of the directors at which the appointor is not present unless (in the case of an appointee who is not a director) the directors have reasonably disapproved the appointment of such person as an alternate director and have given notice to that effect to his or her appointor within a reasonable time after the notice of appointment is received by the Company.

15.2 Notice of Meetings

Every alternate director so appointed is entitled to notice of meetings of the directors and of committees of the directors of which his or her appointor is a member and to attend and vote as a director at any such meetings at which his or her appointor is not present.

15.3 Alternate for More Than One Director Attending Meetings

A person may be appointed as an alternate director by more than one director, and an alternate director:

(1) will be counted in determining the quorum for a meeting of directors once for each of his or her appointors and, in the case of an appointee who is also a director, once more in that capacity;

(2) has a separate vote at a meeting of directors for each of his or her appointors and, in the case of an appointee who is also a director, an additional vote in that capacity;

(3) will be counted in determining the quorum for a meeting of a committee of directors once for each of his or her appointors who is a member of that committee and, in the case of an appointee who is also a member of that committee as a director, once more in that capacity;

(4) has a separate vote at a meeting of a committee of directors for each of his or her appointors who is a member of that committee and, in the case of an appointee who is also a member of that committee as a director, an additional vote in that capacity.

15.4 Consent Resolutions

Every alternate director, if authorized by the notice appointing him or her, may sign in place of his or her appointor any resolutions to be consented to in writing.

15.5 Alternate Director Not an Agent

Every alternate director is deemed not to be the agent of his or her appointor and shall be deemed not to have any conflict arising out of any interest, property or office held by the appointor. An alternate director shall be deemed to be a director for all purposes of these Articles, with full power to act as a director, subject to any limitations in the instrument appointing him or her, and an alternate director shall be entitled to all of the indemnities and similar protections afforded directors by the *Business Corporations Act* and under these Articles. A director shall have no liability arising out of any act or omission by his or her alternate director to which the appointor was not a party, nor shall an alternate director have liability for any such act or omission by the appointor. Without limiting the foregoing, no duty to account to the Company shall be imposed upon an alternate director merely because he or she voted in respect of a contract or transaction in which the appointor was interested or which the appointor failed to disclose, nor shall any such duty be imposed upon an appointor merely because he or she voted in respect of a contract or transaction in which his or her alternate director was interested or which such alternate director failed to disclose.

15.6 Revocation of Appointment of Alternate Director

An appointor may at any time, by notice in writing received by the Company, revoke the appointment of an alternate director appointed by him or her.

15.7 Ceasing to be an Alternate Director

The appointment of an alternate director ceases when:

(1) his or her appointor ceases to be a director and is not promptly re-elected or re-appointed;

(2) the alternate director dies;

(3) the alternate director resigns as an alternate director by notice in writing provided to the Company or a lawyer for the Company;

(4) the alternate director ceases to be qualified to act as a director; or

(5) his or her appointor revokes the appointment of the alternate director.

15.8 Remuneration and Expenses of Alternate Director

The Company may reimburse an alternate director for the reasonable expenses that would be properly reimbursed if he or she were a director, and the alternate director is entitled to receive from the Company such proportion, if any, of the remuneration otherwise payable to the appointor as the appointor may from time to time direct.

16. POWERS AND DUTIES OF DIRECTORS

16.1 Powers of Management

The directors must, subject to the *Business Corporations Act* and these Articles, manage or supervise the management of the business and affairs of the Company and have the authority to exercise all such powers of the Company as are not, by the *Business Corporations Act* or by these Articles, required to be exercised by the shareholders of the Company.

16.2 Appointment of Attorney of Company

The directors may from time to time, by power of attorney or other instrument, under seal if so required by law, appoint any person to be the attorney of the Company for such purposes, and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the directors under these Articles and excepting the power to fill vacancies in the board of directors, to remove a director, to change the membership of, or fill vacancies in, any committee of the directors, to appoint or remove officers appointed by the directors and to declare dividends) and for such period, and with such remuneration and subject to such conditions as the directors may think fit. Any such power of attorney may contain such provisions for the protection or convenience of persons dealing with such attorney as the directors think fit. Any such attorney may be authorized by the directors to sub-delegate all or any of the powers, authorities and discretions for the time being vested in him or her.

17. INTERESTS OF DIRECTORS AND OFFICERS

17.1 Obligation to Account for Profits

A director or senior officer who holds any interest in a contract or transaction into which the Company has entered or proposes to enter is liable to account to the Company for any profit that accrues to the director or senior officer under or as a result of the contract or transaction.

17.2 Restrictions on Voting by Reason of Interest

A director who holds any interest in a contract or transaction into which the Company has entered or proposes to enter is not entitled to vote on any directors' resolution to approve that contract or transaction, unless all the directors have an interest in that contract or transaction, in which case any or all of those directors may vote on such resolution.

17.3 Interested Director Counted in Quorum

A director who holds an interest in a contract or transaction into which the Company has entered or proposes to enter and who is present at the meeting of directors at which the contract or transaction is considered for approval may be counted in the quorum at the meeting whether or not the director votes on any or all of the resolutions considered at the meeting.

17.4 Disclosure of Conflict of Interest or Property

A director or senior officer who holds any office or possesses any property, right or interest that could result, directly or indirectly, in the creation of a duty or interest that conflicts with that individual's duty or interest as a director or senior officer, must disclose the nature and extent of the conflict to the Company in the manner required by the *Business Corporations Act*.

17.5 Director Holding Other Office in the Company

A director may hold any office or place of profit with the Company, other than the office of auditor of the Company, in addition to his or her office of director for the period and on the terms (as to remuneration or otherwise) that the directors may determine.

17.6 No Disqualification

No director or intended director is disqualified by his or her office from contracting with the Company either with regard to the holding of any office or place of profit the director holds with the Company or as vendor, purchaser or otherwise, and no contract or transaction entered into by or on behalf of the Company in which a director is in any way interested is liable to be voided for that reason.

17.7 Professional Services by Director or Officer

Subject to the *Business Corporations Act*, a director or officer, or any person in which a director or officer has an interest, may act in a professional capacity for the Company, except as auditor of the Company, and the director or officer or such person is entitled to remuneration for professional services as if that director or officer were not a director or officer.

17.8 Director or Officer in Other Corporations

A director or officer may be or become a director, officer or employee of, or otherwise interested in, any person in which the Company may be interested as a shareholder or otherwise, and, subject to the *Business Corporations Act*, the director or officer is not accountable to the Company for any remuneration or other benefits received by him or her as director, officer or employee of, or from his or her interest in, such other person.

18. PROCEEDINGS OF DIRECTORS

18.1 Meetings of Directors

The directors may meet together for the conduct of business, adjourn and otherwise regulate their meetings as they think fit, and meetings of the directors held at regular intervals may be held at the place, at the time and on the notice, if any, as the directors may from time to time determine.

18.2 Voting at Meetings

Questions arising at any meeting of directors are to be decided by a majority of votes and, in the case of an equality of votes, the chair of the meeting does not have a second or casting vote.

18.3 Chair of Meetings

The following individual is entitled to preside as chair at a meeting of directors:

(1) the chair of the board, if any;

(2) in the absence of the chair of the board, if any, or, if designated by the chair of the board, if any, the president, if any, a director or other officer; or

(3) any other director or officer chosen by the directors if:

   (a) neither the chair of the board, if any, nor the president, if any, is present at the meeting within 15 minutes after the time set for holding the meeting;

   (b) neither the chair of the board, if any, nor the president, if any, is willing to chair the meeting; or

   (c) the chair of the board, if any, and the president, if any, have advised the secretary, if any, or any other director, that they will not be present at the meeting.

18.4 Meetings by Telephone or Other Communications Medium

A director may participate in a meeting of the directors or of any committee of the directors:

(1) in person;

(2) by telephone; or

(3) with the consent of all the directors, by some other communications medium,

if all directors participating in the meeting, whether in person or by telephone or other communications medium, are able to communicate with each other. A director who participates in a meeting in a manner contemplated by this Article 18.4 is deemed for all purposes of the *Business Corporations Act* and these Articles to be present at the meeting and to have agreed to participate in that manner.

18.5 Calling of Meetings

A director may, and the secretary or an assistant secretary of the Company, if any, on the request of a director must, call a meeting of the directors at any time.

18.6 Notice of Meetings

Other than for meetings held at regular intervals as determined by the directors pursuant to Article 18.1, reasonable notice of each meeting of the directors, specifying the place, day and time of that meeting must be given to each of the directors and the alternate directors by any method set out in Article 24.1 or orally or by telephone.

18.7 When Notice Not Required

It is not necessary to give notice of a meeting of the directors to a director or an alternate director if:

(1) the meeting is to be held immediately following a meeting of shareholders at which that director was elected or appointed, or is the meeting of the directors at which that director is appointed; or

(2) the director or alternate director, as the case may be, has waived notice of the meeting.

18.8 Meeting Valid Despite Failure to Give Notice

The accidental omission to give notice of any meeting of directors to, or the non-receipt of any notice by, any director or alternate director, does not invalidate any proceedings at that meeting.

18.9 Waiver of Notice of Meetings

Any director or alternate director may send to the Company a document signed by him or her waiving notice of any past, present or future meeting or meetings of the directors and may at any time withdraw that waiver with respect to meetings held after that withdrawal. After sending a waiver with respect to all future meetings and until that waiver is withdrawn, no notice of any meeting of the directors need be given to that director and, unless the director otherwise requires by notice in writing to the Company, to his or her alternate director, and all meetings of the directors so held are deemed not to be improperly called or constituted by reason of notice not having been given to such director or alternate director. Attendance of a director or alternate director at a meeting of the directors is a waiver of notice of the meeting unless that director or alternate director attends the meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

18.10 Quorum

The quorum necessary for the transaction of the business of the directors may be set by the directors and, if not so set, is deemed to be set at a majority of the current directors or, if the number of directors is set at one, is deemed to be set at one director and that director may constitute a meeting.

18.11 Validity of Acts Where Appointment Defective

Subject to the *Business Corporations Act,* an act of a director or officer is not invalid merely because of an irregularity in the election or appointment or a defect in the qualification of that director or officer.

18.12 Consent Resolutions in Writing

A resolution of the directors or of any committee of the directors may be passed without a meeting:

(1) in all cases, if each of the directors entitled to vote on the resolution consents to it in writing; or

(2) in the case of a resolution to approve a contract or transaction in respect of which a director has disclosed that he or she has or may have an interest, if each of the other directors who have not made such a disclosure consents in writing to the resolution.

A consent in writing under this Article may be by signed document, fax, e-mail or any other method of transmitting legibly recorded messages. A consent in writing may be in two or more counterparts which together are deemed to constitute one consent in writing. A resolution of the directors or of any committee of the directors passed in accordance with this Article 18.12 is effective on the date stated in the consent in writing or on the latest date stated on any counterpart and is deemed to be a proceeding at a meeting of directors or of the committee of the directors and to be as valid and effective as if it had been passed at a meeting of the directors or of the committee of the directors that satisfies all the requirements of the *Business Corporations Act* and all the requirements of these Articles relating to meetings of the directors or of a committee of the directors.

19. EXECUTIVE AND OTHER COMMITTEES

19.1 Appointment and Powers of Executive Committee

The directors may, by resolution, appoint an executive committee consisting of the director or directors that they consider appropriate, and this committee has, during the intervals between meetings of the board of directors, all of the directors' powers, except:

(1) the power to fill vacancies in the board of directors;

(2) the power to remove a director;

(3) the power to change the membership of, or fill vacancies in, any committee of the directors; and

(4) such other powers, if any, as may be set out in the resolution or any subsequent directors' resolution.

19.2 Appointment and Powers of Other Committees

The directors may, by resolution:

(1) appoint one or more committees (other than the executive committee) consisting of the director or directors that they consider appropriate;

(2) delegate to a committee appointed under paragraph (1) any of the directors' powers, except:

   (a) the power to fill vacancies in the board of directors;

   (b) the power to remove a director;

(c) the power to change the membership of, or fill vacancies in, any committee of the directors; and

(d) the power to appoint or remove officers appointed by the directors; and

(3) make any delegation referred to in paragraph (2) subject to the conditions set out in the resolution or any subsequent directors' resolution.

19.3 Obligations of Committees

Any committee appointed under Articles 19.1 or 19.2, in the exercise of the powers delegated to it, must:

(1) conform to any rules that may from time to time be imposed on it by the directors; and

(2) report every act or thing done in exercise of those powers at such times and in such manner and form as the directors may require.

19.4 Powers of Board

The directors may, at any time, with respect to a committee appointed under Articles 19.1 or 19.2:

(1) revoke or alter the authority given to the committee, or override a decision made by the committee, except as to acts done before such revocation, alteration or overriding;

(2) terminate the appointment of, or change the membership of, the committee; and

(3) fill vacancies in the committee.

19.5 Committee Meetings

Subject to Article 19.3(1) and unless the directors otherwise provide in the resolution appointing the committee or in any subsequent resolution, with respect to a committee appointed under Articles 19.1 or 19.2:

(1) the committee may meet and adjourn as it thinks proper;

(2) the committee may elect a chair of its meetings but, if no chair of a meeting is elected, or if at a meeting the chair of the meeting is not present within 15 minutes after the time set for holding the meeting, the directors present who are members of the committee may choose one of their number to chair the meeting;

(3) a majority of the members of the committee constitutes a quorum of the committee; and

(4) questions arising at any meeting of the committee are determined by a majority of votes of the members present, and in case of an equality of votes, the chair of the meeting does not have a second or casting vote.

20. OFFICERS

20.1 Directors May Appoint Officers

The directors may, from time to time, appoint such officers, if any, as the directors determine and the directors may, at any time, terminate any such appointment.

20.2 Functions, Duties and Powers of Officers

The directors may, for each officer:

(1) determine the functions and duties of the officer;

(2) entrust to and confer on the officer any of the powers exercisable by the directors on such terms and conditions and with such restrictions as the directors think fit; and

(3) revoke, withdraw, alter or vary all or any of the functions, duties and powers of the officer.

20.3 Qualifications

No officer may be appointed unless that officer is qualified in accordance with the *Business Corporations Act.* One person may hold more than one position as an officer of the Company. Any person appointed as the chair of the board or as the managing director must be a director. Any other officer need not be a director.

20.4 Remuneration and Terms of Appointment

All appointments of officers are to be made on the terms and conditions and at the remuneration (whether by way of salary, fee, commission, participation in profits or otherwise) that the directors think fit and are subject to termination at the pleasure of the directors, and an officer may in addition to such remuneration be entitled to receive, after he or she ceases to hold such office or leaves the employment of the Company, a pension or gratuity.

21. INDEMNIFICATION

21.1 Definitions

In this Article 21:

(1) "eligible penalty" means a judgement, penalty or fine awarded or imposed in, or an amount paid in settlement of, an eligible proceeding;

(2) "eligible proceeding" means a legal proceeding or investigative action, whether current, threatened, pending or completed, in which a director, officer, former director, former officer or alternate director of the Company (an "eligible party") or any of the heirs and legal personal representatives of the eligible party, by reason of the eligible party being or having been a director, officer or alternate director of the Company:

(a) is or may be joined as a party; or

(b) is or may be liable for or in respect of a judgement, penalty or fine in, or expenses related to, the proceeding;

(3) "expenses" has the meaning set out in the *Business Corporations Act.*

21.2 Mandatory Indemnification of Eligible Parties

Subject to the *Business Corporations Act,* the Company must indemnify a director, officer, former director, former officer or alternate director of the Company and his or her heirs and legal personal representatives against all eligible penalties to which such person is or may be liable, and the Company must, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by such person in respect of that proceeding. Each director and alternate director is deemed to have contracted with the Company on the terms of the indemnity contained in this Article 21.2.

21.3 Mandatory Advancement of Expenses

Subject to the *Business Corporations Act*, the Company must pay, as they are incurred in advance of the final disposition of an eligible proceeding, the expenses actually and reasonably incurred by an eligible party in respect of that proceeding but the Company must first receive from the eligible party a written undertaking that, if it is ultimately determined that the payment of expenses is prohibited by the *Business Corporations Act*, the eligible party will repay the amounts advanced.

21.4 Indemnification of Other Persons

Subject to any restrictions in the *Business Corporations Act* and these Articles, the Company may indemnify any person.

21.5 Non-Compliance with Business Corporations Act

The failure of a director, alternate director or officer of the Company to comply with the *Business Corporations Act* or these Articles does not invalidate any indemnity to which he or she is entitled under this Part.

21.6 Company May Purchase Insurance

The Company may purchase and maintain insurance for the benefit of any person (or his or her heirs or legal personal representatives) who:

(1) is or was a director, alternate director, officer, employee or agent of the Company;

(2) is or was a director, alternate director, officer, employee or agent of a corporation at a time when the corporation is or was an affiliate of the Company;

(3) at the request of the Company, is or was a director, alternate director, officer, employee or agent of a corporation or of a partnership, trust, joint venture or other unincorporated entity;

(4) at the request of the Company, holds or held a position equivalent to that of a director, alternate director or officer of a partnership, trust, joint venture or other unincorporated entity;

against any liability incurred by him or her as such director, alternate director, officer, employee or agent or person who holds or held such equivalent position.

22. DIVIDENDS

22.1 Payment of Dividends Subject to Special Rights

The provisions of this Article 22 are subject to the rights, if any, of shareholders holding shares with special rights as to dividends.

22.2 Declaration of Dividends

Subject to the *Business Corporations Act,* the directors may from time to time declare and authorize payment of such dividends as they may deem advisable.

22.3 No Notice Required

The directors need not give notice to any shareholder of any declaration under Article 22.2.

22.4 Record Date

The directors may set a date as the record date for the purpose of determining shareholders entitled to receive payment of a dividend. The record date must not precede the date on which the dividend is to be paid by more than two months. If no record date is set, the record date is 5 p.m. on the date on which the directors pass the resolution declaring the dividend.

22.5 Manner of Paying Dividends

A resolution declaring a dividend may direct payment of the dividend wholly or partly in money or by the distribution of specific assets or of fully paid shares or of bonds, debentures or other securities of the Company or any other corporation, or in any one or more of those ways.

22.6 Settlement of Difficulties

If any difficulty arises in regard to a distribution under Article 22.5, the directors may settle the difficulty as they deem advisable, and, in particular, may:

(1) set the value for distribution of specific assets;

(2) determine that cash payments in substitution for all or any part of the specific assets to which any shareholders are entitled may be made to any shareholders on the basis of the value so fixed in order to adjust the rights of all parties; and

(3) vest any such specific assets in trustees for the persons entitled to the dividend.

22.7 When Dividend Payable

Any dividend may be made payable on such date as is fixed by the directors.

22.8 Dividends to be Paid in Accordance with Number of Shares

All dividends on shares of any class or series of shares must be declared and paid according to the number of such shares held.

22.9 Receipt by Joint Shareholders

If several persons are joint shareholders of any share, any one of them may give an effective receipt for any dividend, bonus or other money payable in respect of the share.

22.10 Dividend Bears No Interest

No dividend bears interest against the Company.

22.11 Fractional Dividends

If a dividend to which a shareholder is entitled includes a fraction of the smallest monetary unit of the currency of the dividend, that fraction may be disregarded in making payment of the dividend and that payment represents full payment of the dividend.

22.12 Payment of Dividends

Any dividend or other distribution payable in cash in respect of shares may be paid by cheque, made payable to the order of the person to whom it is sent, and mailed to the registered address of the shareholder, or in the case of joint shareholders, to the registered address of the joint shareholder who is first named on the central securities register, or to the person and to the address the shareholder or joint shareholders may direct in writing. The mailing of such cheque will, to the extent of the sum represented by the cheque (plus the amount of the tax required by law to be deducted), discharge all liability for the dividend unless such cheque is not paid on presentation or the amount of tax so deducted is not paid to the appropriate taxing authority.

22.13 Capitalization of Retained Earnings or Surplus

Notwithstanding anything contained in these Articles, the directors may from time to time capitalize any retained earnings or surplus of the Company and may from time to time issue, as fully paid, shares or any bonds, debentures or other securities of the Company as a dividend representing the retained earnings or surplus so capitalized or any part thereof.

23. ACCOUNTING RECORDS AND AUDITORS

23.1 Recording of Financial Affairs

The directors must cause adequate accounting records to be kept to record properly the financial affairs and condition of the Company and to comply with the *Business Corporations Act.*

23.2 Inspection of Accounting Records

Unless the directors determine otherwise, or unless otherwise determined by ordinary resolution, no shareholder of the Company is entitled to inspect or obtain a copy of any accounting records of the Company.

23.3 Remuneration of Auditor

The directors may set the remuneration of the auditor of the Company.

24. NOTICES

24.1 Method of Giving Notice

Unless the *Business Corporations Act* or these Articles provides otherwise, a notice, statement, report or other record required or permitted by the *Business Corporations Act* or these Articles to be sent by or to a person may be sent by any one of the following methods:

(1) mail addressed to the person at the applicable address for that person as follows:

(a) for a record mailed to a shareholder, the shareholder's registered address;

(b) for a record mailed to a director or officer, the prescribed address for mailing shown for the director or officer in the records kept by the Company or the mailing address provided by the recipient for the sending of that record or records of that class;

(c) in any other case, the mailing address of the intended recipient;

(2) delivery at the applicable address for that person as follows, addressed to the person:

(a) for a record delivered to a shareholder, the shareholder's registered address;

(b) for a record delivered to a director or officer, the prescribed address for delivery shown for the director or officer in the records kept by the Company or the delivery address provided by the recipient for the sending of that record or records of that class;

(c) in any other case, the delivery address of the intended recipient;

(3) sending the record by fax to the fax number provided by the intended recipient for the sending of that record or records of that class;

(4) sending the record by e-mail to the e-mail address provided by the intended recipient for the sending of that record or records of that class;

(5) physical delivery to the intended recipient; or

(6) as otherwise permitted by any securities legislation in any province or territory of Canada or in the federal jurisdiction of the United States or in any state of the United States that is applicable to the Company and all regulations and rules made and promulgated under that legislation and all administrative policy statements, blanket orders and rulings, notices and other administrative directions issued by securities commissions or similar authorities appointed under that legislation.

24.2 Deemed Receipt

A notice, statement, report or other record that is:

(1) mailed to a person by ordinary mail to the applicable address for that person referred to in Article 24.1 is deemed to be received by the person to whom it was mailed on the day (Saturdays, Sundays and holidays excepted) following the date of mailing;

(2) faxed to a person to the fax number provided by that person referred to in Article 24.1 is deemed to be received by the person to whom it was faxed on the day it was faxed; and

(3) e-mailed to a person to the e-mail address provided by that person referred to in Article 24.1 is deemed to be received by the person to whom it was e-mailed on the day it was e-mailed.

24.3 Certificate of Sending

A certificate signed by the secretary, if any, or other officer of the Company or of any other corporation acting in that capacity on behalf of the Company stating that a notice, statement, report or other record was sent in accordance with Article 24.1 is conclusive evidence of that fact.

24.4 Notice to Joint Shareholders

A notice, statement, report or other record may be provided by the Company to the joint shareholders of a share by providing such record to the joint shareholder first named in the central securities register in respect of the share.

24.5 Notice to Legal Personal Representatives and Trustees

A notice, statement, report or other record may be provided by the Company to the persons entitled to a share in consequence of the death, bankruptcy or incapacity of a shareholder by:

(1) mailing the record, addressed to them:

(a) by name, by the title of the legal personal representative of the deceased or incapacitated shareholder, by the title of trustee of the bankrupt shareholder or by any similar description; and

(b) at the address, if any, supplied to the Company for that purpose by the persons claiming to be so entitled; or

(2) if an address referred to in paragraph (1)(b) has not been supplied to the Company, by giving the notice in a manner in which it might have been given if the death, bankruptcy or incapacity had not occurred.

24.6 Undelivered Notices

If on two consecutive occasions a notice, statement, report or other record is sent to a shareholder pursuant to Article 24.1 and on each of those occasions any such record is returned because the shareholder cannot be located, the Company shall not be required to send any further records to the shareholder until the shareholder informs the Company in writing of his or her new address.

25. SEAL

25.1 Who May Attest Seal

Except as provided in Articles 25.2 and 25.3, the Company's seal, if any, must not be impressed on any record except when that impression is attested by the signatures of:

(1) any two directors;

(2) any officer, together with any director;

(3) if the Company only has one director, that director; or

(4) any one or more directors or officers or persons as may be determined by the directors.

25.2 Sealing Copies

For the purpose of certifying under seal a certificate of incumbency of the directors or officers of the Company or a true copy of any resolution or other document, despite Article 25.1, the impression of the seal may be attested by the signature of any director or officer or the signature of any other person as may be determined by the directors.

25.3 Mechanical Reproduction of Seal

The directors may authorize the seal to be impressed by third parties on share certificates or bonds, debentures or other securities of the Company as they may determine appropriate from time to time. To enable the seal to be impressed on any share certificates or bonds, debentures or other securities of the Company, whether in definitive or interim form, on which facsimiles of any of the signatures of the directors or officers of the Company are, in accordance with the *Business Corporations Act* or these Articles, printed or otherwise mechanically reproduced, there may be delivered to the person employed to engrave, lithograph or print such definitive or interim share certificates or bonds, debentures or other securities one or more unmounted dies reproducing the seal and the chair of the board, if any, or any senior officer may in writing authorize such person to cause the seal to be impressed on such definitive or interim share certificates or bonds, debentures or other securities by the use of such dies. Share certificates or bonds, debentures or other securities to which the seal has been so impressed are for all purposes deemed to be under and to bear the seal impressed on them.

26. SPECIAL RIGHTS AND RESTRICTIONS OF PREFERRED SHARES

The Preferred shares as a class shall have attached to them the following special rights, conditions, restrictions and limitations:

(1) The Directors of the Company may issue the Preferred shares at any time and from time to time in one or more series.

(2) Subject to the *Business Corporations Act*, the directors may from time to time, by resolution, if none of the Preferred shares of any particular series are issued, alter these Articles and authorize the alteration of the Notice of Articles of the Company, as the case may be, to do one or more of:

(a) determine the maximum number of shares of that series that the Company is authorized to issue, determine that there is no such maximum number, or alter any such determination;

(b) create an identifying name for the shares of that series, or alter any such identifying name;

(c) attach special rights or restrictions to the shares of that series, including, but without limiting or restricting the generality of the foregoing, the rate or amount of dividends (whether cumulative, non-cumulative or partially cumulative), the dates and places of payment thereof, the consideration for, and the terms and conditions of, any purchase for cancellation or redemption thereof (including redemption after a fixed term or at a premium), conversion or exchange rights, the terms and conditions of any share purchase plan or sinking fund, restrictions respecting payment of dividends on, or the repayment of capital in respect of, any other shares of the Company and voting rights and restrictions; or alter any such special rights or restrictions; but no such special right or restriction shall contravene the provisions of paragraphs (3) and (4) of this Article 26.

(3) The holders of Preferred shares shall be entitled, on the liquidation or dissolution of the Company, whether voluntary or involuntary, or on any other distribution of its assets among its shareholders for the purpose of winding up its affairs, to receive, before any distribution is made to the holders of Common shares or any other shares of the Company ranking junior to the Preferred shares with respect to repayment of capital on the liquidation or dissolution of the Company, whether voluntary or involuntary, or on any other distribution of its assets among its shareholders for the purpose of winding up its affairs, the amount paid up with respect to each Preferred share held by them, together with the fixed premium (if any) thereon, all accrued and unpaid cumulative dividends (if any and if preferential) thereon, which for such purpose shall be calculated as if such dividends were accruing on a day-to-day basis up to the date of such distribution, whether or not earned or declared, and all declared and unpaid non-cumulative dividends (if any and if preferential) thereon. After payment to the holders of Preferred shares of the amounts so payable to them, they shall not, as such, be entitled to share in any further distribution of the property or assets of the Company except as specifically provided in the special rights and restrictions attached to any particular series.

(4) Except for such rights relating to the election of directors on a default in payment of dividends as may be attached to any series of the Preferred shares by the directors, holders of Preferred shares shall not be entitled, as such, to receive notice of, or to attend or vote at, any general meeting of shareholders of the Company.

SCHEDULE "E"

AUDITED CONSOLIDATED FINANCIAL STATEMENTS OF THE CORPORATION FOR THE FISCAL YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002 TOGETHER WITH THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS OF THE CORPORATION FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005 AND 2004

DAVIDSON & COMPANY LLP Chartered Accountants A Partnership of Incorporated Professionals

AUDITORS' REPORT

To the Directors of
Dunsmuir Ventures Ltd.

We have audited the consolidated balance sheets of Dunsmuir Ventures Ltd. as at December 31, 2004 and 2003 and the consolidated statements of operations and deficit and cash flows for the years ended December 31, 2004, 2003 and 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for the years ended December 31, 2004, 2003 and 2002 in accordance with Canadian generally accepted accounting principles.

"DAVIDSON & COMPANY LLP"

Vancouver, Canada

Chartered Accountants

March 28, 2005 (except as to Notes 4 and 15
which are as of December 7, 2005)

A Member of SC INTERNATIONAL

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC, Canada, V7Y 1G6
Telephone (604) 687-0947 Fax (604) 687-6172

DUNSMUIR VENTURES LTD.

CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2005

DUNSMUIR VENTURES LTD.
CONSOLIDATED BALANCE SHEETS

	September 30 2005 (unaudited)	December 31, 2004	December 31, 2003
ASSETS			
Current			
Cash and cash equivalents	$ 509,913	$ 474,912	$ 3,006,850
Receivables (Notes 3 and 4)	387,323	505,175	33,949
Prepaid expenses and deposits	20,662	24,944	112,982
	917,898	1,005,031	3,153,781
Mineral properties (Note 3)	4,690,377	4,343,830	1,502,130
	$ 5,608,275	$ 5,348,861	$ 4,655,911
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current			
Accounts payable and accrued liabilities	$ 146,863	$ 201,434	$ 20,082
Shareholders' equity			
Capital stock (Note 6)	7,939,897	7,558,461	6,112,031
Convertible debenture (Note 7)	340,000	340,000	540,000
Contributed surplus (Note 6)	563,870	394,113	319,920
Deficit	(3,382,355)	(3,145,147)	(2,336,122)
	5,461,412	5,147,427	4,635,829
	$ 5,608,275	$ 5,348,861	$ 4,655,911

Nature and continuance of operations (Note 1)
Commitments (Note 14)
Subsequent events (Note 15)

On behalf of the Board:

"Alan Carter" Director

"Gordon Keep" Director

The accompanying notes are an integral part of these consolidated financial statements

DUNSMUIR VENTURES LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

	Nine months ended September 30		Year ended December 31		
	2005 (unaudited)	2004 (unaudited)	2004	2003	2002
EXPENSES					
Consulting fees	$ 87,500	$ 107,349	$ 137,349	$ 120,000	$ 40,000
Finder's fee	-	-	-	-	11,270
Foreign exchange loss (gain)	(593)	4,766	6,994	2,186	-
Investor relations	6,878	143,142	168,548	115,810	6,181
Office and general	40,341	52,042	75,482	42,218	27,949
Part 12.6 tax	27,779	-	-	-	-
Professional fees	52,068	54,850	116,820	75,249	110,441
Project evaluation	-	5,237	37,414	118,316	107,561
Rent	22,356	18,664	26,567	26,000	37,750
Salaries and benefits	132,431	160,945	212,675	228,320	135,721
Stock-based compensation (Note 8)	169,757	74,193	74,193	155,247	-
Transfer agent and filing fees	18,382	21,590	21,909	39,159	20,086
Loss before other items	(556,899)	(642,778)	(877,951)	(922,505)	(496,959)
OTHER ITEMS					
Interest income	4,891	34,392	41,111	28,303	18,797
Write-off of mineral properties (Note 3)	(55,876)	-	(50,379)	(909,162)	-
Recovery of costs (Note 3)	14,676	78,194	78,194	-	-
	(36,309)	112,586	68,926	(880,859)	18,797
Loss before income taxes	(593,208)	(530,192)	(809,025)	(1,803,364)	(478,162)
Future income tax recovery (Note 13)	356,000	-	-	-	-
Loss for the period	(237,208)	(530,192)	(809,025)	(1,803,364)	(478,162)
Deficit, beginning of period	(3,145,147)	(2,336,122)	(2,336,122)	(532,758)	(54,596)
Deficit, end of period	$ (3,382,355)	$ (2,866,314)	$ (3,145,147)	$ (2,336,122)	$ (532,758)
Basic and diluted loss per common share	$ (0.01)	$ (0.02)	$ (0.03)	$ (0.11)	$ (0.06)
Weighted average number of common shares outstanding	33,181,478	27,614,090	28,708,869	15,688,508	7,739,192

The accompanying notes are an integral part of these consolidated financial statements

DUNSMUIR VENTURES LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine months ended September 30 2005 (unaudited)	Nine months ended September 30 2004 (unaudited)	Year ended December 31 2004	Year ended December 31 2003	Year ended December 31 2002
CASH FLOWS FROM OPERATING ACTIVITIES					
Loss for the period	$ (237,208)	$ (530,192)	$ (809,025)	$(1,803,364)	$ (478,162)
Items not affecting cash:					
Future income tax recovery	(356,000)	-	-	-	-
Stock-based compensation	169,757	74,193	74,193	155,247	11,270
Write-off of mineral properties	55,876	-	50,379	909,162	-
Changes in non-cash working capital items:					
Decrease (increase) in receivables	483,965	(269,773)	(471,226)	16,525	(50,265)
Decrease (increase) in prepaid expenses and deposits	4,282	70,766	88,038	(112,982)	645
Increase (decrease) in accounts payable and accrued liabilities	(54,571)	521,002	181,352	(179,108)	193,390
Net cash provided by (used in) operating activities	66,101	(134,004)	(886,289)	(1,014,520)	(323,122)
CASH FLOWS FROM FINANCING ACTIVITIES					
Proceeds on issuance of common shares	720,000	1,150,000	1,150,000	4,134,916	1,847,275
Share issuance costs	(4,487)	(15,782)	(15,782)	(348,155)	(65,508)
Convertible debenture	-	-	-	340,000	200,000
Net cash provided by financing activities	715,513	1,134,218	1,134,218	4,126,761	1,981,767
CASH FLOWS FROM INVESTING ACTIVITIES					
Mineral property expenditures, net	(746,613)	(2,580,244)	(2,779,867)	(1,625,652)	(745,640)
Net cash used in investing activities	(746,613)	(2,580,244)	(2,779,867)	(1,625,652)	(745,640)
Change in cash and cash equivalents during the period	35,001	(1,580,030)	(2,531,938)	1,486,589	913,005
Cash and cash equivalents, beginning of period	474,912	3,006,850	3,006,850	1,520,261	607,256
Cash and cash equivalents, end of period	$ 509,913	$ 1,426,820	$ 474,912	$ 3,006,850	$ 1,520,261
Cash paid during the period for interest	$ -	$ -	$ -	$ -	$ -
Cash paid during the period for taxes	$ -	$ -	$ -	$ -	$ -

Supplemental disclosure with respect to cash flows (Note 10)

The accompanying notes are an integral part of these consolidated financial statements

1. NATURE AND CONTINUANCE OF OPERATIONS

Dunsmuir Ventures Ltd. (the "**Company**") was incorporated in the Province of British Columbia on May 11, 2000 and is listed on the TSX Venture Exchange ("**TSX-V**").

In November 2005, the Company entered into a merger agreement with Peregrine Diamonds Ltd. ("**Peregrine**") (Note 4).

The Company's principal business activity is the acquisition and exploration of mineral properties. To date, the Company has not generated significant revenues from operations and is considered to be in the exploration stage.

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain reserves that are economically recoverable. The recoverability of the amounts shown for mineral properties and related deferred exploration costs are dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of its mineral properties and upon future profitable production.

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. Continued operations of the Company are dependent on the Company's ability to receive continued financial support, complete public equity financings, or generate profitable operations in the future.

	September 30, 2005 (unaudited)	December 31, 2004	December 31, 2003
Deficit	$ (3,382,355)	$ (3,145,147)	$ (2,336,122)
Working capital	771,035	803,597	3,133,699

2. SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. The principal accounting policies followed by the Company, which have been consistently applied, are outlined below:

Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its 50% joint venture interest in American Diamonds Inc. ("**ADI**") (Note 5). The Company proportionately consolidates its 50% interest in ADI.

All significant inter-company transactions and balances have been eliminated upon consolidation.

Use of estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results could differ from these estimates.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Cash and cash equivalents

Cash and cash equivalents include highly liquid investments with original maturities of three months or less.

Mineral properties

All costs related to the acquisition, exploration and development of mineral properties are capitalized by property. If economically recoverable ore reserves are developed, capitalized costs of the related property are reclassified as mining assets and amortized using the unit of production method. When a property is abandoned, all related costs are written off to operations. If, after management review, it is determined that the carrying amount of a mineral property is impaired, that property is written down to its estimated net realizable value. A mineral property is reviewed for impairment whenever events or changes in circumstances indicated that its carrying amount may not be recoverable.

The amounts shown for mineral properties do not necessarily represent present or future values. Their recoverability is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development, and future profitable production or proceeds from the disposition thereof.

Cost of maintaining mineral properties

The Company does not accrue the estimated future costs of maintaining its mineral properties in good standing.

Asset retirement obligations

The CICA recently issued a new section in the CICA Handbook, section 3110, *Asset retirement obligations,* which was effective January 1, 2004. This standard focuses on the recognition and measurement of liabilities related to legal obligations associated with the retirement of property, plant and equipment. Under this standard, these obligations are initially measured at fair value and subsequently adjusted for the accretion of discount and any changes in the underlying cash flows. The asset retirement cost is to be capitalized to the related asset and amortized into loss over time. Adoption of this standard has not affected the Company's financial statements.

Foreign currency translation

The Company's subsidiary is an integrated foreign operation and is translated into Canadian dollars using the temporal method. Monetary items are translated at the exchange rate in effect at the balance sheet date and non-monetary items are translated at historical exchange rates. Income and expense items are translated at rates approximating those in effect at the time of the transactions. Translation gains and losses are reflected in the results of operations.

Loss per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method the dilutive effect on loss per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the period. For the periods presented, this calculation proved to be anti-dilutive.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Loss per share (cont'd...)

Basic loss per share is calculated using the weighted average number of common shares outstanding during the period.

Stock-based compensation

Effective January 1, 2002, the Company adopted Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments", which recommends the fair value-based methodology for measuring compensation costs. The new section also permitted, and the Company adopted, the use of the intrinsic value-based method, which recognizes compensation costs for awards to employees only when the market price exceeds the exercise price at date of grant, but requires pro-forma disclosure of earnings and earnings per share as if the fair value method had been adopted.

Effective January 1, 2003, the Company adopted prospectively the new recommendations of the CICA with respect to stock-based compensation. Under the new recommendations, the Company recognizes compensation costs for the granting of all stock options and direct awards of stock.

Income taxes

Future income taxes are recorded using the asset and liability method whereby future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs. To the extent that the Company does not consider it more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

Flow-through common shares

Resource expenditure deductions for income tax purposes related to exploration activities funded by flow-though share arrangements are renounced to investors in accordance with income tax legislation.

Effective March 19, 2004, the Company adopted EIC 146 "Flow-Through Shares" that dictates the accounting treatment on renunciation of the tax deductibility of the qualifying expenditures that give rise to taxable temporary differences. The change in accounting policy was applied prospectively. When the Company renounces flow-through expenditures that give rise to a temporary difference, a portion of the Company's future income tax assets not recognized in previous years will be recognized as a recovery of future income taxes in the statement of operations.

3. MINERAL PROPERTIES

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral properties. The Company has investigated title to all of its mineral properties and, to the best of its knowledge, title to all of its properties are in good standing.

3. **MINERAL PROPERTIES** (cont'd...)

BHP Billiton Strategic Alliance

In May 2002, as amended in January and July 2003, the Company entered into an agreement with BHP Billiton Diamonds Inc. ("**BHP Billiton**") creating a strategic diamond alliance between the Company and BHP Billiton. Under the alliance, BHP Billiton will provide the Company with certain proprietary kimberlitic indicator mineral data over selected areas of Canada. In return, the Company is committed to incur exploration expenditures of $5,500,000 over a five-year period. The Company will initially own 100% of any properties acquired through the use of the data provided by BHP Billiton subject to certain back-in rights held by BHP Billiton.

The Company is currently exploring the Nanuq and Nanuq South properties in Nunavut under the alliance. All capitalized costs relating to the Moose Property and Area "5" target areas were written off to operations during the year ended December 31, 2003. All capitalized costs relating to the North West Lake Property in Michigan were written off to operations during 2004 and the three month period ended March 31, 2005.

During the year ended December 31, 2004, $78,194 was refunded by the Canadian government for a land permit application in the Nunavut region that was not granted.

(i) Nanuq Property, Nunavut

The Company began exploring the Nanuq area in Nunavut in 2002. In February 2003 the Company was granted 23 prospecting permits along the southern margin of the proposed Wager Bay National Park in Nunavut. These permits, collectively referred to as the Nanuq Project, fall under the strategic alliance between BHP Billiton and the Company.

Peregrine has earned a 30% interest in Nanuq Property (see Note 4).

(ii) Nanuq South Property, Nunavut

In July 2003, the Company acquired, through staking, certain mineral claims immediately contiguous to the south and east of the Nanuq Property. These new claims, referred to as the Nanuq South Property, are included within the BHP Billiton alliance and will be explored as an extension of the current Nanuq Property.

In the event the Company makes a diamond discovery or non-diamond discovery on the Nanuq South Property, BHP Billiton will have certain back-in rights. BHP Billiton contributed $250,000 towards the cost of staking these claims and in consideration for this contribution, the amount payable by BHP Billiton to exercise its back-in right for a specific diamond discovery has been reduced from 300% of expenditures incurred by the Company to 200%.

Peregrine has earned a 30% interest in Nanuq South Property (see Note 4).

(iii) North West Lake Property, Michigan

In January 2003, the Company entered into an option agreement to acquire a 51% interest on the North West Lake property in Michigan. To earn its interest, the Company was to incur exploration expenditures of US$160,000 by April 17, 2005 and a further US$480,000 within 36 months of the date of the agreement. This property was part of the strategic alliance between BHP Billiton and the Company. BHP Billiton had certain back-in rights to the property. Subsequent to December 31, 2004, the Company decided to drop its option on the North West Lake Property and consequently, all costs related to the property were written off to operations as of December 31, 2004. Additional costs incurred during early 2005 were also written off to operations.

3. **MINERAL PROPERTIES** (cont'd...)

Portage Extension Properties, Otish Mountains, Quebec

In September 2002, the Company entered into an agreement with Iriana Acquisition Inc. to acquire an option for a 50% interest in the Portage Extension Project in the Otish Mountains area of Quebec. As consideration, the Company paid $50,000 upon signing of the formal agreement, issued 100,000 common shares at a value of $40,000 and assumed the first year exploration commitment of $100,000. The Company decided to stop further exploration on the Portage Extension project and wrote off all related costs to operations during the year ended December 31, 2003.

Nanuq North Property

In May 2005 (unaudited), the Company announced that it has entered into a letter agreement (the "**Agreement**") with Indicator Minerals Inc. ("**Indicator**") to jointly explore an area in Nunuvat ("**Nanuq North Project**") that is located adjacent to the northern boundary of the Nanuq Property. Under the terms of the Agreement, the Nanuq North Project has been divided into 2 areas; the Core and the Peripheral. The Core will be divided between Indicator (40%), the Company (40%) and Hunter Exploration Group ("**Hunter**") (20%). The Peripheral will be split equally between the Company (50%) and Indicator (50%). Exploration on both the Core and Peripheral will be funded by the Company and Indicator equally with Indicator being the operator of the Nanuq North Project. Hunter's 20% interest in the Core will be jointly carried by the Company and Indicator through to the completion of the scoping study. Hunter will retain a 2% gross overriding royalty on revenues generated in the Core area.

These claims are currently subject to a staking dispute with a third party.

US Diamond Alliance

Pursuant to a letter agreement between the Company and Majescor Resources Inc. ("**Majescor**") dated November 19, 2002 (the "**Majescor Agreement**"), the Company and Majescor agreed to create a strategic alliance (the "**US Diamond Alliance**") to explore for diamonds in the continental United States and Alaska. Under the Majescor Agreement, neither the Company nor Majescor may explore for diamonds on its own in the continental United States or Alaska while the US Diamond Alliance is in effect and for a period of one (1) year after the US Diamond Alliance is terminated. Either party may withdraw from the US Diamond Alliance at any time upon giving thirty (30) days' written notice. Either party is free to pursue non-diamond opportunities at any place within the continental United States or Alaska, provided that if either party discovers diamond-bearing rock within the continental United States or Alaska while the US Diamond Alliance is in effect, that diamond discovery will immediately fall within the US Diamond Alliance. In the event that a diamond discovery is part of an unrelated agreement with a third party, one-half (½) of the interest held by the Company or Majescor, as the case may be, must be transferred to the other party to the US Diamond Alliance. The North West Lake property in Michigan was excluded from joint exploration under this agreement.

In May 2004, ADI, jointly and equally owned by the Company and Majescor with the Company acting as operator, was formed to act as the operating entity for the US Diamond Alliance. As operator, the Company incurs all expenditures on behalf of ADI with Majescor reimbursing the Company for 50% of the incurred expenditures. As at September 30, 2005 (unaudited), $Nil (December 31, 2004: $58,412; December 31, 2003: $Nil) of incurred costs were due from Majescor and were included in receivables.

3. **MINERAL PROPERTIES** (cont'd...)

In June 2004, ADI entered into a Letter of Intent ("**LOI**") with Firestone Diamonds plc ("**Firestone**") to explore for kimberlitic diamond deposits in the United States. Under the LOI, ADI has the right to earn up to a 60% interest in stages of any properties acquired within the project area. To exercise this right, ADI must pay outstanding obligations owed by Firestone of US$60,012 (paid) and incur exploration expenditures of US$140,000 in Year 1, US$205,000 in Year 2, US$345,000 in Year 3 and US$275,000 in Year 4 of the agreement. ADI will become 30% vested after satisfying the expenditures for Year 2 and 50% vested after Year 3. Firestone will be required to share their pro-rata cost of expenditures after ADI becomes 60% vested in the project.

The Company is currently reviewing its options with respect to the US Diamond Alliance prior to incurring further expenditures.

Lac Laparre Property, Quebec

In October 2003, the Company entered into an agreement with Majescor to earn an undivided 50% interest in the Lac Laparre property. To earn its interest, the Company must incur exploration expenditures of $150,000 by November 1, 2004, an additional $250,000 by November 1, 2005 and a further $350,000 by November 1, 2006. The Company did not fulfil its November 1, 2004 expenditure requirement; however Majescor waived the remaining unspent 2004 exploration expenditures and has required the balance to be carried forward to November 1, 2005. Majescor is the operator under the agreement and is entitled to charge a management fee based on its direct expenditures. Upon the Company earning its undivided interest, Majescor and the Company will form a joint venture.

Lac de Gras, Northwest Territories

In January 2004, the Company entered into an option agreement with a private prospecting syndicate to acquire an undivided 100% interest in certain mineral claims in the Lac de Gras diamond district in the Northwest Territories ("**Lac de Gras**"). To earn its interest, the Company made a cash payment of $10,000 and must issue 175,000 common shares over a two year period to the vendors. During the year ended December 31, 2004, the Company issued 100,000 common shares with a value of $28,000.

In March 2004, the Company entered into a second option agreement with the private prospecting syndicate to acquire a 100% interest in certain prospective diamond claims in Lac de Gras. To earn its interest, the Company made a cash payment of $25,000 and must issue 410,025 common shares over a two year period to the vendors. During the nine month period September 30, 2005 (unaudited), the Company issued 17,150 common shares with a value of $1,573. During the year ended December 31, 2004, the Company issued 217,150 common shares with a value of $52,902. The Company must also issue 50,000 bonus shares for the first kimberlite discovered on the property with 25,000 bonus shares issued for each subsequent discovery to a maximum of 1,000,000 bonus shares. The property is subject to a 2% gross overriding royalty on diamond production, half of which can be purchased by the Company for $1,000,000.

In February 2004, the Company entered into an option agreement with Thelon Ventures Ltd. ("**Thelon**") to earn up to a 65% interest in certain mineral claims in Lac de Gras. To earn its interest, the Company must issue 300,000 common shares in stages to Thelon and incur $4,100,000 of exploration and land payment costs over a five year period. During the nine month period ended September 30, 2005 (unaudited), the Company issued 100,000 common shares with a value of $16,000 and made land payment costs of $145,000. During the year ended December 31, 2004, the Company issued 50,000 common shares with a value of $20,000 and made land payment costs of $100,000.

3. MINERAL PROPERTIES (cont'd...)

Lac de Gras, Northwest Territories (cont'd...)

The Company has entered into an option agreement with SouthernEra Resources Ltd. ("**SouthernEra**"). SouthernEra earned a 50% interest in the Company's interest in certain of the Lac de Gras mineral property claims by completing ground geophysics and diamond drilling programs. SouthernEra can earn a further 10% interest by completing a feasibility study at its cost.

In September 2004, the Company entered into an option agreement with a private prospecting syndicate to acquire a 100% interest in 12 mineral claims within Lac de Gras. To earn its interest, the Company paid $9,300 and must issue 152,210 common shares over a two year period to the vendors. During the nine month period ended September 30, 2005 (unaudited), the Company issued 43,500 common shares with a value of $4,350. During the year ended December 31, 2004, the Company issued 43,500 common shares with a value of $11,310. The Company has the option to apply exploration expenditures on these newly acquired claims to its earn-in commitments under the Thelon option agreement noted above.

Kinniksie, Nunavut

During the nine month period ended September 30, 2005, the Company acquired, through staking, two prospecting permits in the Nunavut region. The Company also entered into an agent's agreement with an independent party in which the Company must pay a kimberlite discovery bonus of $10,000 and issue 20,000 shares of the Company to the agent for the first kimberlite discovered on the property. In addition, the agent will receive a 2% gross overriding royalty on diamond production coming from the property, or from any area extending for one kilometre in any direction from this property, half of which can be purchased by the Company for $1,000,000.

DUNSMUIR VENTURES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2005

3. MINERAL PROPERTIES (cont'd…)

		BHP Billiton Stategic Alliance								
	Nanuq North Property	Nanuq Property	Nanuq South Property	North West Lake Property	US Diamond Alliance	Lac Laparre Property	Lac de Gras Properties	Firestone	Kinniksie	Total
Acquisition costs:										
Balance, December 31, 2004	$ -	$ -	$ 257,546	$ -	$ -	$ 21,859	$ 249,631	$ 40,744	$ -	$ 569,780
Staking	91,999	156	-	-	-	-	48,809	-	9,543	150,507
Cash paid	-	-	-	-	-	26,671	145,000	-	-	171,671
Shares issued	-	-	-	-	-	-	21,923	-	-	21,923
Balance, September 30, 2005	91,999	156	257,546	-	-	48,530	465,363	40,744	9,543	913,881
Exploration costs:										
Balance, December 31, 2004	-	2,450,681	336,911	-	99,329	96,400	742,693	48,036	-	3,774,050
Air support and fuel	-	-	-	3,922	-	-	92,689	-	-	96,611
Assaying, testing and analysis	-	30,049	-	675	-	17,374	27,889	-	-	75,987
Consultants	-	6,607	-	11,178	1,721	6,884	32,142	5,414	2,210	66,156
Drilling	-	400	-	38,567	-	-	-	-	-	38,967
Field supplies and miscellaneous costs	-	-	-	281	-	28	449	-	6,494	7,252
Geophysical survey	-	100	-	1,253	-	100,000	22,183	-	-	123,536
Office and salaries	-	3,573	-	-	250	5,380	6,266	-	-	15,469
Renewal fees	-	-	-	-	-	-	9,801	-	-	9,801
Travel and accomodation	-	253	-	-	-	-	6,006	-	-	6,259
Recovered costs	-	(365,748)	-	-	-	(15,968)	-	-	-	(381,716)
	-	(324,766)	-	55,876	1,971	113,698	197,425	5,414	8,704	58,322
Property write-offs	-	-	-	(55,876)	-	-	-	-	-	(55,876)
Balance, September 30, 2005	-	2,125,915	336,911	-	101,300	210,098	940,118	53,450	8,704	3,776,496
Total costs, September 30, 2005 (unaudited)	$ 91,999	$ 2,126,071	$ 594,457	$ -	$ 101,300	$ 258,628	$ 1,405,481	$ 94,194	$ 18,247	$ 4,690,377

DUNSMUIR VENTURES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2005

3. MINERAL PROPERTIES (cont'd...)

	BHP Billiton Stategic Alliance							
	Nanuq Property	Nanuq South Property	North West Lake Property	US Diamond Alliance	Lac Laparre Property	Lac de Gras Properties	Firestone	Total
Acquisition costs:								
Balance, December 31, 2003	$ -	$ 257,546	$ -	$ -	$ -	$ -	$ -	$ 257,546
Staking	-	-	656	-	21,859	14,034	-	36,549
Cash paid	-	-	-	-	-	144,300	40,744	185,044
Shares issued	-	-	-	-	-	112,212	-	112,212
Recovered costs	-	-	-	-	-	(20,915)	-	(20,915)
	-	-	656	-	21,859	249,631	40,744	312,890
Property write-offs	-	-	(656)	-	-	-	-	(656)
Balance, December 31, 2004	-	257,546	-	-	21,859	249,631	40,744	569,780
Exploration costs:								
Balance, December 31, 2003	878,830	256,797	45,970	61,112	1,875	-	-	1,244,584
Air support and fuel	594,017	5,740	-	-	-	52,931	5,300	657,988
Assaying, testing and analysis	84,222	70,312	165	32,804	-	22,369	11,861	221,733
Consultants	115,805	-	976	27,143	93,567	24,024	26,426	287,941
Drilling	284,570	-	-	-	-	-	-	284,570
Field supplies and miscellaneous costs	47,604	-	-	326	1,147	159	55	49,291
Geophysical survey	115,630	-	-	-	-	588,336	-	703,966
Office and salaries	46,708	4,062	708	14,292	104	17,479	1,417	84,770
Shipping	12,265	-	-	660	-	-	39	12,964
Travel and accomodation	271,030	-	1,904	5,629	(293)	37,395	2,938	318,603
Recovered costs	-	-	-	(42,637)	-	-	-	(42,637)
	1,571,851	80,114	3,753	38,217	94,525	742,693	48,036	2,579,189
Property write-offs	-	-	(49,723)	-	-	-	-	(49,723)
Balance, December 31, 2004	2,450,681	336,911	-	99,329	96,400	742,693	48,036	3,774,050
Total costs, December 31, 2004	$2,450,681	$ 594,457	$ -	$ 99,329	$ 118,259	$ 992,324	$ 88,780	$ 4,343,830

DUNSMUIR VENTURES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2005

3. MINERAL PROPERTIES (cont'd...)

	BHP Billiton Strategic Diamond Alliance								
	Moose Property	Nanuq Property	Nanuq South Property	North West Lake Property	Area "5"	Portage Extension Properties	US Diamond Alliance	Lac Laparre Property	Total
Acquisition costs:									
Balance, December 31, 2002	$ -	$ -	$ -	$ -	$ -	$ 90,000	$ -	$ -	$ 90,000
Staking	-	-	507,546	-	-	-	-	-	507,546
Recovered costs	-	-	(250,000)	-	-	-	-	-	(250,000)
	-	-	257,546	-	-	-	-	-	257,546
Property write-offs	-	-	-	-	-	(90,000)	-	-	(90,000)
Balance, December 31, 2003	-	-	257,546	-	-	-	-	-	257,546
Exploration costs:									
Balance, December 31, 2002	387,854	157,810	-	-	57,776	90,056	2,144	-	695,640
Air support and fuel	33,973	286,655	139,880	-	-	-	-	-	460,508
Assaying, testing and analysis	20,580	93,953	728	5,184	6,580	9,890	34,351	-	171,266
Consultants	7,648	69,460	22,816	6,868	-	9,607	41,829	-	158,228
Drilling	245,790	-	-	-	-	-	-	-	245,790
Field supplies and miscellaneous costs	4,844	9,452	3,749	467	-	197	903	-	19,612
Geophysical survey	5,183	156,250	-	8,940	-	-	-	-	170,373
Office and salaries	30,937	44,475	13,725	13,092	208	417	16,104	1,875	120,833
Shipping	61	22,917	5,402	890	-	-	2,006	-	31,276
Travel and accomodation	5,278	37,858	70,497	10,529	-	30,889	16,182	-	171,233
Government grants	(128,606)	-	-	-	-	-	-	-	(128,606)
Recovered costs	-	-	-	-	-	-	(52,407)	-	(52,407)
	225,688	721,020	256,797	45,970	6,788	51,000	58,968	1,875	1,368,106
Property write-offs	(613,542)	-	-	-	(64,564)	(141,056)	-	-	(819,162)
Balance, December 31, 2003	-	878,830	256,797	45,970	-	-	61,112	1,875	1,244,584
Total costs December 31, 2003	$ -	$ 878,830	$ 514,343	$ 45,970	$ -	$ -	$ 61,112	$ 1,875	$ 1,502,130

4. PEREGRINE ALLIANCE

In July 2004, the Company and Peregrine Diamonds Ltd. ("**Peregrine**") announced that the companies agreed to merge pursuant to a binding letter agreement, as amended. In addition, the Company and Peregrine also signed an Option/Joint Venture Agreement. Under the terms of the Option/Joint Venture agreement, Peregrine earned a 30% interest in the Nanuq and Nanuq South properties by paying for and completing a 7,000 line-kilometer Falcon™ survey. Peregrine has the right to earn an additional 21% interest by spending $1,000,000 in exploration expenditures by December 31, 2005. During the nine month period ended September 30, 2005 (unaudited), the Company has incurred $366,113 of exploration costs on the Nanuq property. This amount is being applied to Peregrine's $1,000,000 commitment and has been recorded as a recovery of exploration costs previously incurred. As at September 30, 2005 (unaudited), Peregrine owed the Company $316,665 (December 31, 2004: $192,814) which is included in receivables. The Option/Joint Venture agreement will automatically expire at the successful completion of the merger discussed below.

In November 2005, Peregrine and the Company entered into a formal agreement to merge the two entities. The business combination will effectively constitute an acquisition of the Company by Peregrine (the "**Acquisition**"). The Company will amalgamate with a newly formed wholly-owned subsidiary of Peregrine, under which the Company's shareholders will receive one share of Peregrine for every 20 shares of the Company previously held, with warrants and stock options of the Company being exchanged for warrants and options of Peregrine in proportion to the share exchange.

In November 2005 and in connection with the Acquisition, Canaccord Capital Corporation ("**Canaccord**") entered into an agreement with Peregrine pursuant to which Canaccord has agreed to lead a syndicate of brokers (the "**Syndicate**") to arrange a private placement of up to 8,000,000 special warrants of the new Peregrine subsidiary at a price of $5 per special warrant for gross proceeds of $40,000,000. Each special warrant will be convertible into a unit consisting of one common share and one-half of a share purchase warrant to be issued initially by the Peregrine subsidiary and, upon completion of the Acquisition, exchanged for equivalent units of Peregrine. Each unit of Peregrine will consist of one common share of Peregrine and one-half of a Peregrine warrant with each whole warrant exercisable to purchase one common share of Peregrine at $7 per share for a period of 18 months after the closing of the Acquisition. The Syndicate of brokers will be granted compensation options which are exercisable to purchase the number of common shares of Peregrine equal to 6% of the number of special warrants sold at an exercise price of $5 per share until 18 months after the closing of the Acquisition. In addition, the Syndicate will be paid a cash commission of 6% of the gross proceeds.

In connection with the Acquisition, Endeavour Financial Ltd., a company engaged as an advisor to the Company and related by way of common directors, will be paid a fee of 60,000 shares and 150,000 warrants of Peregrine upon the successful completion of the Acquisition. The warrants will be exercisable at $5 per share until 12 months after the closing of the Acquisition.

Completion of the Acquisition is subject to, among other things, regulatory, disinterested shareholder and TSX-V approvals.

5. INVESTMENT IN JOINT VENTURE

The Company owns a 50% joint venture interest in ADI, which is proportionately consolidated in the financial statements. The Company's share of the net assets of ADI is summarized as follows:

	September 30, 2005 (unaudited)	December 31, 2004	December 31, 2003
Working capital	$ 2,484	$ 2,545	$ -
Mineral properties (net of recovered costs)	106,494	99,358	-
Total assets	$ 108,978	$ 101,903	$ -

The Company's share of ADI's loss for the nine month period ended September 30, 2005 (unaudited) was $130 (2004: $Nil). The Company's share of ADI's loss for the year ended December 31, 2004 was $143 (December 31, 2003: $Nil; December 31, 2002: $Nil).

The Company's cash flow activity is summarized as follows:

	Nine months ended September 30		Year ended December 31		
	2005 (unaudited)	2004 (unaudited)	2004	2003	2002
Net cash used in operating activities	$ (130)	$ 20,427	$ (4)	$ -	$ -
Net cash provided by financing activities	7,204	1,530	100,472	-	-
Net cash used in investing activities	(7,135)	(20,758)	(99,358)	-	-
Change in cash during the period	(61)	1,199	1,110	-	-
Cash, beginning of period	1,110	-	-	-	-
Cash, end of period	$ 1,049	$ 1,199	$ 1,110	$ -	$ -

6. CAPITAL STOCK AND CONTRIBUTED SURPLUS

(a) Authorized

Unlimited common shares without par value
Unlimited preference shares without par value

6. CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont'd...)

(b) Issued and fully paid common shares

	Number of Shares	Amount	Contributed Surplus
Common shares issued:			
Balance, January 1, 2002	5,350,000	$ 656,906	$ -
For cash - exercise of warrants	135,000	20,250	-
For cash - private placements	6,991,500	1,827,025	-
Agent finder's fee	350,000	-	29,957
Acquisition of mineral property (Note 3)	100,000	40,000	-
Share issuance costs	-	(100,159)	-
Finder's fee	-	-	11,270
Agent's fee	-	-	4,694
Balance, December 31, 2002	12,926,500	2,444,022	45,921
For cash - private placements	12,370,600	4,109,916	-
For cash - exercise of warrants	50,000	25,000	-
Agent finder's fees	150,000	46,900	-
Corporate finance fee	125,000	45,000	-
Agent's warrants	-	-	118,752
Stock-based compensation	-	-	155,247
Share issuance costs	-	(558,807)	-
Balance, December 31, 2003	25,622,100	6,112,031	319,920
For cash - private placement	416,667	150,000	-
Acquisition of mineral properities (Note 3)	410,650	112,212	-
For cash - equity financing	5,000,000	1,000,000	-
Exercise of convertible debenture	666,666	200,000	-
Stock-based compensation	-	-	74,193
Share issuance costs	-	(15,782)	-
Balance, December 31, 2004	32,116,083	7,558,461	394,113
Stock-based compensation	-	-	169,757
Acquisition of mineral properties (Note 3)	160,650	21,923	-
Tax benefits renounced to flow-through share subscribers	-	(356,000)	-
Issued pursuant to private placement	6,000,000	720,000	-
Share issue costs	-	(4,487)	-
Balance, September 30, 2005 (unaudited)	38,276,733	$ 7,939,897	$ 563,870

At September 30, 2005 (unaudited), no shares were held in escrow (December 31, 2004: 420,000 shares).

6. CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont'd...)

Share issuances

In August 2002, the Company completed a unit private placement of 6,200,000 common shares (of which 3,450,000 were flow-through) at a price of $0.25 per share for gross proceeds of $1,550,000 and 3,100,000 non-transferable share purchase warrants entitling the holder to acquire 3,100,000 shares at a price of $0.50 for a period of two years. Included in the 6,200,000 shares issued are 1,200,000 shares issued to BHP Billiton as part of its commitment under the strategic alliance (Note 3). In connection with the remaining 5,000,000 shares of this private placement, the Company issued 350,000 units as a finder's fee to the agent consisting of 350,000 shares and 175,000 non-transferable share purchase warrants entitling the agent to acquire 175,000 shares at a price of $0.50 for a period of two years.

In December 2002, the Company also issued, under a short form offering document, 791,500 units at a price of $0.35 per unit for gross proceeds of $277,025. Each unit consisted of one flow-through common share and one half of one non-transferable share purchase warrant. Each whole warrant entitles the holder to acquire one non flow-through common share at a price of $0.50 per share for a period of two years. As part of this offering, the Company paid the agent a commission equal to 8% of the gross proceeds raised and issued the agent 79,150 stock options exercisable into common shares at a price of $0.35 per share expiring December 31, 2003.

In August 2003, the Company completed a brokered private placement of 4,687,500 flow-through common shares at a price of $0.32 per share for gross proceeds of $1,500,000. As part of the brokered private placement, the Company paid the agents a commission of 8% of the gross proceeds raised and issued 468,750 agents warrants with a value of $43,481. Each agent's warrant entitles the holder to acquire one common share at a price of $0.32 per share until July 31, 2004. In addition, pursuant to a non-brokered subscription, the Company issued 500,000 common shares to BHP Billiton for gross proceeds of $160,000 along with a convertible debenture in the principal amount of $340,000 (Note 7).

In November 2003, the Company completed a non-brokered private placement of 1,400,000 units at a price of $0.27 per unit for gross proceeds of $378,000. Each unit consisted of one common share and one half of one non-transferable share purchase warrant whereby each whole warrant entitles the holder to acquire one additional common share at a price of $0.35 per share until October 26, 2005. Included in the 1,400,000 shares issued are 200,000 flow-through common shares. The Company paid a finder's fee of 70,000 common shares with a value of $18,900.

The Company also completed in November 2003 a non-brokered private placement of 1,000,000 units at a price of $0.35 per unit for gross proceeds of $350,000. Each unit consisted of one flow-through common share and one half of one non-transferable share purchase warrant whereby each whole warrant entitles the holder to acquire one additional common share at a price of $0.35 per share until November 11, 2005. The Company paid a finder's fee of 80,000 units consisting of 80,000 non flow-through common shares with a value of $28,000 and 40,000 non-transferable share purchase warrants with a value of $8,188. Each finder's warrant entitles the holder to acquire one common share at a price of $0.35 per share until November 11, 2005.

6. CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont'd...)

Share issuances (cont'd...)

In December 2003, the Company completed a short form offering of 4,783,100 units at a price of $0.36 per unit for gross proceeds of $1,721,916. Of the units issued, 2,671,600 units consisted of one flow-through common share and one half of one non-transferable share purchase warrant and 2,111,500 units consisted of one common share and one non-transferable share purchase warrant. Each whole warrant entitles the holder to acquire one additional common share at a price of $0.40 per share until December 18, 2004. As part of the offering, the Company paid cash commissions of $137,753, a corporate finance fee to the agent of 125,000 shares with a value of $45,000 and issued 717,465 agents warrants with a value of $67,083. Each agent's warrant entitles the holder to acquire one common share at a price of $0.36 per share until December 18, 2004.

In February 2004, the Company completed a non-brokered private placement of 416,667 units at a price of $0.36 per unit for gross proceeds of $150,000. Each unit consisted of one common share and one non-transferable share purchase warrant entitling the holder to acquire one additional common share at a price of $0.40 per share until February 27, 2005.

On July 15, 2004, the Company completed non-brokered flow-through share financing of 5,000,000 flow-through shares at a price of $0.20 per share for gross proceeds of $1,000,000.

On August 22, 2004, a $200,000 convertible debenture was converted into 666,666 shares at a conversion price of $0.30 per share (Note 7).

In August 2005, the Company completed a non-brokered private placement of 6,000,000 units at a price of $0.12 per unit for total gross proceeds of $720,000. Each unit consisted of one share and one full share purchase warrant, with each warrant entitling the holder to purchase one additional share at $0.15 per share expiring on August 17, 2007.

(c) Stock options and warrants

The Company has a "rolling" Stock Option Plan (the "**Plan**") in compliance with the TSX-V's policy for granting stock options. Under the Plan, the number of shares reserved for issuance may not exceed 10% of the total number of issued and outstanding shares and, to any one optionee within a 12-month period, may not exceed 5% of the total number of issued and outstanding shares. The exercise price of each option shall not be less than the market price of the Company's stock at the date of grant with a minimum exercise price of $0.10 per share.

The following tables summarize information about the outstanding and exercisable stock options and warrants at September 30, 2005 (unaudited):

Oustanding and Exercisable Options		Exercise Price	Expiry Date
535,000	$	0.15	November 24, 2005
250,000		0.33	May 29, 2007
84,000		0.38	February 18, 2008
145,000		0.35	October 7, 2008
45,000		0.40	January 23, 2009
130,000		0.36	April 13, 2009
1,500,000		0.20	February 2, 2010
2,689,000			

6. CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont'd...)

(c) *Stock options and warrants* (cont'd...)

Oustanding and Exercisable Warrants	Exercise Price	Expiry Date
700,000	$ 0.35	October 26, 2005
540,000	0.35	November 11, 2005
6,000,000	0.15	August 17, 2007
7,240,000		

Stock option transactions are summarized as follows:

	Number of Options	Weighted Average Exercise Price
Balance, January 1, 2002	535,000	$ 0.15
Granted	747,650	0.33
Balance, December 31, 2002	1,282,650	0.25
Granted	534,000	0.35
Expired	(129,150)	0.34
Cancelled	(50,000)	0.33
Balance, December 31, 2003	1,637,500	0.28
Granted	275,000	0.37
Cancelled	(205,000)	0.35
Balance, December 31, 2004	1,707,500	0.29
Granted	1,500,000	0.20
Cancelled	(518,500)	0.34
Balance, September 30, 2005 (unaudited)	2,689,000	0.23

The weighted average fair value of stock options granted during the nine month period ended September 30, 2005 (unaudited) was $0.11 per option (2004: $0.27; 2003: $0.20; 2002: $0.20).

6. CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont'd...)

(c) Stock options and warrants (cont'd...)

Share purchase warrant transactions are summarized as follows:

	Number of Warrants	Weighted Average Exercise Price
Balance, January 1, 2002	135,000	$ 0.15
Issued	4,170,750	0.48
Exercised	(135,000)	0.15
Balance, December 31, 2002	4,170,750	0.48
Issued	5,873,515	0.38
Exercised	(50,000)	0.50
Balance, December 31, 2003	9,994,265	0.42
Issued	416,667	0.40
Expired	(8,754,265)	0.43
Balance, December 31, 2004	1,656,667	0.36
Expired	(416,667)	0.40
Issued	6,000,000	0.15
Balance, September 30, 2005 (unaudited)	7,240,000	0.18

7. CONVERTIBLE DEBENTURE

	Amount	Conversion Price	Conversion Dates
Convertible Debenture	$ 340,000	$ 0.37	August 2, 2005 - August 1, 2006
		0.42	August 2, 2006 - August 1, 2007
		0.47	August 2, 2007 - August 1, 2008

In 2002 and 2003, the Company issued non-interest bearing convertible debentures to BHP Billiton for proceeds of $200,000 and $340,000, respectively. On August 22, 2004, the $200,000 convertible debenture was converted into 666,666 shares at a conversion price of $0.30 per share. The remaining debenture is convertible into common shares of the Company as described above.

On maturity, the outstanding principal will be converted into common shares of the Company subject to BHP Billiton's ownership interest in the Company not exceeding 10%. Any outstanding principal not converted into common shares at maturity, due to the 10% ownership interest limit, will be repaid to BHP Billiton. BHP Billiton may convert at any time, in whole or in part, the outstanding principal into common shares of the Company.

The convertible debenture has been recorded as a component of equity as it is probable the debenture will not be repaid, but rather will be fully converted into common shares of the Company.

8. STOCK-BASED COMPENSATION

In February, 2005, the Company and Peregrine restructured their management teams. In conjunction with these changes, the Company granted 1,500,000 options to directors, employees and consultants and concurrently cancelled 493,500 options. The granted options have an exercise price of $0.20 per share and expire on February 2, 2010. Using the Black-Scholes option pricing model, the fair value of the options issued was $169,757 which has been recorded in the statement of operations as stock-based compensation with a corresponding credit to contributed surplus.

During the year ended December 31, 2004, the Company issued 275,000 stock options to consultants and employees. Using the Black-Scholes option pricing model, the fair value of the options issued was $74,193, which was recorded as stock-based compensation in the statement of operations, with a corresponding credit to contributed surplus.

During 2003, the Company issued 534,000 stock options to consultants, employees, directors and non-employees. Using the Black-Scholes option pricing model, the fair value of the 309,000 options issued to consultants and non-employees was $63,996 which is recorded in the statement of operations as stock-based compensation with a corresponding credit to contributed surplus. The fair value of the 225,000 options issued to employees and directors was $42,185 which is recorded in the statement of operations as compensation expense. In addition, 222,833 employee options granted in 2002 and vested in 2003 resulted in additional compensation expense of $49,066 being recorded in 2003.

During 2003, 1,226,215 warrants were issued to agents. The fair values of the 1,186,215 warrants issued to agents and the 40,000 warrants issued as a finder's fee were $110,564 and $8,188, respectively. These amounts were recorded as share issue costs with a corresponding credit to contributed surplus. The fair values were determined using the Black-Scholes option pricing model using a risk-free interest rate of 2.7-3.2%, expected life of 1-2 years, annualized volatility of 85-96% and a dividend rate of 0.00%.

Included in warrants and stock options issued during 2002 are 100,000 warrants issued to a non-employee as a finder's fee. Using the Black-Scholes option pricing model, the fair value of the warrants issued was $11,270 which has been recorded in the statement of operations as a finder's fee with corresponding contributed surplus recorded in shareholders' equity. The fair value of the 79,150 agent stock options and 175,000 agent warrants issued was $4,694 and $29,957, respectively, which have been recorded as share issue costs with corresponding contributed surplus recorded in shareholders' equity.

During 2002, the Company granted 668,500 stock options to employees and directors and issued 400,000 warrants to employees as a signing bonus. Prior to January 1, 2003, the Company had elected to measure compensation costs using the intrinsic value-based method for employee stock options and warrants. Under this method, no compensation expense was recognized when the stock options and warrants were issued. Had compensation costs been determined based on the fair value of the options and warrants issued using the Black-Scholes option-pricing model, additional compensation expense would have been recorded as follows:

	2002
Loss for the year as reported	$ (478,162)
Additional compensation expense	(116,851)
Pro-forma loss	$ (595,013)
Pro-forma basic and diluted loss per common share	$ (0.08)

DUNSMUIR VENTURES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2005

8. STOCK-BASED COMPENSATION (cont'd...)

The following weighted average assumptions were used for the Black-Scholes valuation of stock options:

	Nine months ended September 30		Year ended December 31		
	2005 (unaudited)	2004 (unaudited)	2004	2003	2002
Risk-free interest rate	3.68%	3.99%	3.99%	4.0 - 4.3%	3.1 - 4.9%
Expected life	5 years	5 years	5 years	5 years	1 - 5 years
Annualized volatility	77%	93%	93%	78 - 102%	95 - 97%
Dividend rate	0.00%	0.00%	0.00%	0.00%	0.00%

The following weighted average assumptions were used for the Black-Scholes valuation of warrants:

	Nine months ended September 30		Year ended December 31		
	2005 (unaudited)	2004 (unaudited)	2004	2003	2002
Risk-free interest rate	0.00%	0.00%	0.00%	2.7 - 3.2%	3.5 - 4.1%
Expected life	-	-	-	1 - 2 years	2 years
Annualized volatility	0%	0%	0%	85 - 96%	95 - 112%
Dividend rate	0.00%	0.00%	0.00%	0.00%	0.00%

9. RELATED PARTY TRANSACTIONS

During the following periods, the Company incurred the following transactions with companies related by way of directors and/or officers in common and a law firm in which an officer was a partner.

	Nine months ended September 30		Year ended December 31		
	2005 (unaudited)	2004 (unaudited)	2004	2003	2002
Professional fees and share issue costs	$ -	$ 10,169	$ 71,561	$ 100,896	$ 99,406
Consulting fees	85,000	90,000	120,000	120,000	40,000
Rent	-	-	-	24,500	-

These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

10. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

The significant non-cash transactions for the nine month period ended September 30, 2005 (unaudited) consisted of the Company issuing 160,650 common shares with a value of $21,923 towards the acquisition of mineral properties and the Company recovering $366,113 of expenditures on the Nanuq property in exchange for a receivable from Peregrine (Note 4).

10. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS (cont'd...)

The significant non-cash transactions for the nine months ended September 30, 2004 (unaudited) consisted of the Company issuing 217,150 common shares with a value of $76,902 towards the acquisition of mineral properties, the Company issuing 275,000 options to consultants and employees at a fair value of $74,193 and the Company issuing 666,666 common shares with a value of $200,000 pursuant to the exercise of a convertible debenture.

The significant non-cash transactions for the year ended December 31, 2004 consisted of the Company issuing 410,650 common shares with a value of $112,212 towards the acquisition of mineral properties and the Company issuing 666,666 common shares with a value of $200,000 pursuant to the exercise of a convertible debenture.

The significant non-cash transactions for the year ended December 31, 2003 consisted of the Company issuing 1,186,215 share purchase warrants with a value of $110,564 to agent's relating to private placements that were recorded as share issuance costs, the Company issuing 150,000 common shares and 40,000 share purchase warrants as finder's fees with a value of $46,900 and $8,188, respectively, relating to private placements that were recorded as share issuance costs and the Company issuing 125,000 common shares as a corporate finance fee with a value of $45,000 relating to a private placement that was recorded as share issuance costs.

The significant non-cash transactions for the year ended December 31, 2002 consisted of the Company issuing 100,000 share purchase warrants with a fair value of $11,270 as a finder's fee relating to the strategic alliance with BHP Billiton, the Company issuing 400,000 share purchase warrants and 668,500 stock options as a signing bonus in conjunction with certain employment agreements, the Company issuing 350,000 common shares plus 175,000 share purchase warrants with a fair value of $29,957 as an agent's fee relating to a private placement that was recorded as share issuance costs, the Company granting 79,150 agent stock options with a value of $4,694 as an agent's fee relating to a private placement that was recorded as share issuance costs and the Company issuing 100,000 common shares with a value of $40,000 towards the acquisition of mineral properties.

11. SEGMENTED INFORMATION

The Company currently operates in one business segment, being the exploration of mineral properties, predominantly in Canada with the exception of certain mineral properties in the United States as described in Note 3.

12. FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash and cash equivalents, receivables, and accounts payable and accrued liabilities. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying value, unless otherwise noted.

The Company is exposed to currency risk by incurring certain expenditures in currencies other than the Canadian dollar. The Company does not use derivative instruments to reduce its currency risk.

DUNSMUIR VENTURES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2005

13. INCOME TAXES

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	Nine months ended September 30, 2005 (unaudited)	Year ended December 31 2004	2003	2002
Loss before income taxes	$ (593,208)	$ (809,025)	$ (1,803,364)	$ (478,162)
Expected income tax recovery	$ 209,076	$ 288,175	$ 678,425	$ 189,352
Non-deductible items for tax	(123,181)	(151,062)	(494,164)	(79,283)
Tax deductible share issuance costs	34,838	46,945	34,770	8,403
Recognized (unrecognized) benefit of non-capital loss carryforwards	235,267	(184,058)	(219,031)	(118,472)
Income tax recovery	$ 356,000	$ -	$ -	$ -

The significant components of the Company's future income tax assets are as follows:

	September 30, 2005 (unaudited)	December 31, 2004	December 31, 2003
Future income tax assets (liabilities):			
Non-capital loss carryforwards	$ 670,877	$ 578,352	$ 339,182
Mineral properties	(617,967)	(288,934)	(266,778)
Share issuance costs	94,343	133,699	129,708
	147,253	423,117	202,112
Less: valuation allowance	(147,253)	(423,117)	(202,112)
Net future income tax assets	$ -	$ -	$ -

The Company has available for deduction against future taxable income non-capital losses of approximately $1,600,000. These losses, if not utilized, will expire commencing in 2007.

The potential income tax benefits of these future income tax assets have been offset by a valuation allowance and have not been recorded in these financial statements.

During the year ended December 31, 2004, the Company issued 5,000,000 common shares on a flow-through basis for gross proceeds of $1,000,000. The flow-through agreements required the Company to renounce certain tax deductions for Canadian exploration expenditures incurred on the Company's mineral properties to the flow-through participants. During the nine month period ended September 30, 2005, the Company renounced exploration expenditures of $1,000,000 which resulted in a future income tax recovery of $356,000 and a charge against capital stock.

14. COMMITMENTS

As at September 30, 2005 (unaudited), the Company had the following minimum lease commitment for its office premises:

2005	$ 8,067
2006	5,378

The Company's lease costs may be reduced due to recoveries through sub-leases.

15. SUBSEQUENT EVENTS

a) On October 26, 2005, 700,000 warrants with an exercise price of $0.35 per warrant expired.

b) Subsequent to September 30, 2005, 535,000 stock options with an exercise price of $0.15 were exercised and 50,000 stock options with an exercise price of $0.38 and 5,000 stock options with an exercise price of $0.40 were cancelled.

SCHEDULE "F"

AUDITED FINANCIAL STATEMENTS OF PEREGRINE FOR THE FISCAL YEARS ENDED SEPTEMBER 30, 2004 AND 2003 TOGETHER WITH THE UNAUDITED INTERIM FINANCIAL STATEMENTS OF PEREGRINE FOR THE NINE MONTHS ENDED JUNE 30, 2005 AND 2004

Hay & Watson CHARTERED ACCOUNTANTS

AUDITORS' REPORT

To the Directors of
Peregrine Diamonds Ltd.

We have audited the consolidated balance sheets of Peregrine Diamonds Ltd. as at September 30, 2004 and 2003 and the consolidated statements of loss and deficit and of cash flows for the year ended September 30, 2004 and for the period from incorporation, November 19, 2002, to September 30, 2003. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial positions of the company as at September 30, 2004 and 2003 and the results of its operations and its cash flows for the year ended September 30, 2004 and for the period from incorporation, November 19, 2002, to September 30, 2003 in accordance with Canadian generally accepted accounting principles.

"Hay & Watson"

Chartered Accountants

Vancouver, B.C.
December 10, 2004, except for Note 14, which is as of December 7, 2005

1822 West 2 Avenue, Vancouver, B.C., V6J 1H9 • Tel: (604) 732-1166 Fax: (604) 732-3133

PEREGRINE DIAMONDS LTD.

Consolidated Balance Sheets

	June 30,	September 30,	
	2005	2004	2003
	(Unaudited)		(Restated Note 2(g))
ASSETS			
Current Assets			
Cash	$ 11,931,075	$ 12,586,475	$ 11,151,798
Accounts receivable	619,575	269,415	11,371
Prepaid expense	114,026	2,081	-
	12,664,675	12,857,971	11,163,169
MINERAL PROPERTIES (Note 3)	2,433,355	2,184,457	50,000
INVESTMENT (Note 4)	72,000	120,000	-
OTHER CAPITAL ASSETS (Note 5)	97,030	45,956	249
RECLAMATION DEPOSITS	513,198	75,825	-
	$ 15,780,258	$ 15,284,208	$ 11,213,418
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current Liabilities			
Accounts payable and accrued liabilities	$ 263,920	$ 927,297	$ 426,717
Note payable to related party (Note 6)	-	75,699	72,365
	263,920	1,002,996	499,082
FUTURE INCOME TAX LIABILITY (Note 7)	1,203,280	1,270,880	-
	1,467,200	2,273,876	499,082
SHAREHOLDERS' EQUITY			
Share Capital			
Authorized - Unlimited common shares without par value			
Common shares (Note 8)	28,424,265	19,443,455	100
Special warrants	-	-	12,299,708
Contributed surplus	1,286,121	379,883	73,407
Deficit	(15,397,327)	(6,813,005)	(1,658,879)
	14,313,059	13,010,333	10,714,336
	$ 15,780,258	$ 15,284,208	$ 11,213,418

APPROVED BY THE BOARD:

"Eric Friedland"

Director

"Alan Carter"

Director

PEREGRINE DIAMONDS LTD.
Consolidated Statements of Loss and Deficit

	Three Months Ended June 30,		Nine Months Ended June 30,		Year Ended September 30,	From Date of Incorporation Nov. 19, 2002 to Sept. 30,
	2005	2004	2005	2004	2004	2003
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)		(Restated Note 2(g))
EXPENSES						
Accounting and audit fees	$ 1,650	$ -	$ 1,650	$ -	$ 20,000	$ 10,000
Consulting	3,524	6,744	6,255	6,744	6,825	-
Depreciation	6,733	2,803	14,725	6,770	10,277	-
Filing fees	37,168	903	39,874	4,440	5,409	831
Legal	22,572	60,720	56,840	105,503	134,336	86,407
Insurance	44,071	-	50,827	39,852	40,169	-
Investor relations	2,613	1,081	25,559	2,246	4,450	3,825
Office and administration	41,013	28,889	125,974	46,935	73,244	2,200
Salaries and benefits	178,454	49,215	609,352	80,538	158,834	-
Travel	26,958	87,700	61,885	137,919	170,942	3,035
Stock-based compensation	144,545	176,689	906,238	515,811	306,476	73,407
Exploration (Schedule)	2,822,783	1,412,802	6,681,806	3,097,108	4,305,021	1,428,886
	3,332,085	1,827,546	8,580,984	4,043,866	5,235,984	1,608,591
OTHER (INCOME)/EXPENSES						
Interest income	(24,689)	(18,778)	(77,813)	(99,251)	(118,444)	(14,653)
Interest expense	-	834	332	2,482	3,334	2,365
Write-down investment (Note 4)	48,000	-	48,000	-	80,000	-
Other income	(5,699)	-	(5,699)	(700)	(700)	-
Foreign exchange loss (gain)	48,045	(75,699)	38,517	(88,973)	(46,047)	62,576
	65,658	(93,644)	3,338	(186,442)	(81,857)	50,288
NET LOSS	3,397,742	1,733,903	8,584,322	3,857,424	5,154,126	1,658,879
DEFICIT, BEGINNING OF PERIOD	11,999,585	3,782,400	6,813,005	1,658,879	1,658,879	-
DEFICIT, END OF PERIOD	$ 15,397,327	$ 5,516,303	$ 15,397,327	$ 5,516,303	$ 6,813,005	$ 1,658,879
BASIC AND DILUTED LOSS PER SHARE	$ (0.10)	$ (0.06)	$ (0.26)	$ (0.14)	$ (0.18)	$ (0.13)
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	35,107,654	29,293,728	33,164,140	27,859,220	28,635,182	13,126,927

PEREGRINE DIAMONDS LTD.
Consolidated Statements of Cash Flows

	Three Months Ended June 30,		Nine Months Ended June 30,		Year Ended September 30,	From Date of Incorporation Nov. 19, 2002 to Sept. 30,
	2005	2004	2005	2004	2004	2003
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)		(Restated Note 2(g))
OPERATING ACTIVITIES						
Net loss	$ (3,397,742)	$ (1,733,903)	$ (8,584,322)	$(3,857,424)	$ (5,154,126)	$ (1,658,879)
Items not requiring use of cash						
Depreciation	10,657	4,183	26,215	8,610	13,505	-
Non-cash interest expense	-	834	-	2,482	3,334	2,365
Stock-based compensation	144,545	176,689	906,238	515,811	306,476	73,407
Write-down investment	48,000	-	48,000	-	80,000	-
Other income	(5,699)	-	(5,699)	-	-	-
Unrealized foreign exchange gains (losses)	58,971	(75,700)	58,971	(75,700)	42,926	(62,576)
	(3,141,268)	(1,627,897)	(7,550,596)	(3,406,221)	(4,707,886)	(1,645,683)
Changes in non-cash working capital items	(1,051,396)	(176,259)	(1,129,058)	(568,169)	231,986	411,820
	(4,192,664)	(1,804,156)	(8,679,655)	(3,974,390)	(4,475,899)	(1,233,863)
INVESTING ACTIVITIES						
Mineral properties	(105,514)	(527,528)	(316,498)	(657,272)	(1,310,042)	(50,000)
Investment	-	-	-	(200,000)	(200,000)	-
Other capital assets	(31,635)	(600)	(77,289)	(51,330)	(59,212)	(249)
Reclamation deposits	-	(42,096)	(437,373)	(94,177)	(75,825)	-
	(137,149)	(570,224)	(831,160)	(1,002,778)	(1,645,078)	(50,249)
FINANCING ACTIVITIES						
Share capital issued	8,130,810	-	8,730,810	3,421,482	7,590,112	100
Special warrants issued	-	-	-	-	-	12,299,708
Proceeds from related party note	180,000	-	180,000	-	-	70,000
	8,310,810	-	8,910,810	3,421,482	7,590,112	12,369,808
INCREASE (DECREASE) IN CASH	3,980,997	(2,374,380)	(600,005)	(1,555,686)	1,469,134	11,085,696
EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON CASH	(55,395)	72,352	(55,395)	72,352	(34,457)	66,102
CASH, BEGINNING OF PERIOD	8,005,473	11,970,492	12,586,475	11,151,798	11,151,798	-
CASH, END OF PERIOD	$ 11,931,075	$ 9,668,464	$ 11,931,075	$ 9,668,464	$ 12,586,475	$ 11,151,798

SUPPLEMENTAL CASH FLOW INFORMATION (Note 11)

1. NATURE OF OPERATIONS

Peregrine Diamonds Ltd. is a Canadian exploration stage mining company which, together with its subsidiaries, is focused on the exploration, development and recovery of minerals and precious gems from its property interests located in the Northwest Territories, Canada and Central and South America.

2. SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles. The significant accounting policies used in these financial statements are as follows:

(a) Accounting estimates

Generally accepted accounting principles require management to make assumptions and estimates that affect the reported amounts and other disclosures in these financial statements. Actual results may differ from those estimates.

Significant estimates used in the preparation of these financial statements include, amongst other things, the recoverability of accounts receivable, future income tax assets and investments, the expected economic lives of and the estimated future operating results and net cash flows from mineral properties and other capital assets.

(b) Foreign currencies

Monetary assets and liabilities denominated in foreign currencies have been translated into Canadian dollars at the exchange rate in effect at the balance sheet date and non-monetary assets and liabilities at the exchange rates in effect at the time of acquisition or issue. Revenues and expenses denominated in foreign currencies have been translated at rates approximating exchange rates in effect at the time of the transactions.

(c) Mineral properties

The Company follows the method of accounting for its mineral properties and interests whereby all direct costs related to their acquisition are capitalized by property. Exploration costs, net of incidental revenues, are charged to operations in the period incurred, until such time as it has been determined that a property has economically recoverable reserves, in which case subsequent exploration costs and the costs incurred to develop a property are capitalized.

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company reviews the carrying values of its mineral properties whenever events or changes in circumstances indicate their carrying values may exceed their estimated net recoverable amounts determined by reference to estimated future operating results and undiscounted net cash flows. An impairment loss is recognized when the carrying value of those assets is not recoverable and exceeds their fair value.

On the commencement of commercial production, net capitalized costs are charged to operations on a unit-of-production basis, by property, using estimated proven and probable recoverable reserves as the depletion base.

Where the Company's exploration and development activities are conducted jointly with others, these financial statements reflect only the Company's interests in such activities.

(d) Investments

Investments in companies over which the Company does not exercise significant influence are accounted for using the cost method, whereby income is included in operations when received or receivable.

Provisions for impairment of investments are made, where necessary, to recognize other than temporary declines in value.

(e) Other capital assets

Other capital assets are stated at cost and depreciated using the straight-line method over the following periods:

Office equipment, furniture and fixtures	3-5 years
Plant, equipment, buildings and mobile equipment	5-10 years

The Company reviews the carrying values of its other capital assets whenever events or changes in circumstances indicate their carrying values may exceed their estimated net recoverable amounts determined by reference to estimated future operating results and undiscounted net cash flows. An impairment loss is recognized when the carrying value of those assets is not recoverable and exceeds their fair value.

(f) Income taxes

Future income tax assets and liabilities are computed based on differences between the carrying amounts of assets and liabilities on the balance sheet and their corresponding tax values, using the enacted or substantially enacted, as applicable, income tax rates at each balance sheet date. Future income tax assets also result from unused loss carry-forwards and other deductions. The valuation of future income tax assets is reviewed on a regular basis and adjusted, if necessary, by use of a valuation allowance to reflect the estimated realizable amount.

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(g) Stock-based compensation

From time to time, the Company grants options to directors and employees to purchase common shares at their estimated market value. The Company accounts for its stock-based compensation plan using the fair-value method. Compensation costs, equal to the fair value of the options on the date of grant, are recognized in the financial statements for stock options granted to employees and directors over the period during which the related options vest. Compensation costs are recognized in the financial statements for options granted to non-employees based on the fair value of the options at the date granted. Consideration paid upon exercise of stock options is credited to share capital.

The Company had previously accounted for stock-based compensation using the intrinsic-value method, and adopted the fair-value method when the recommendations of the Canadian Institute of Chartered Accountants changed. The Company accounted for this change retroactively, accordingly increasing stock-based compensation expense for the period ended September 30, 2003 and contributed surplus at that date by $73,407, increasing the deficit at September 30, 2003 by the same amount and increasing the basic and diluted loss by $0.01 per share.

(h) Loss per share

The basic loss per share is computed by dividing the net loss by the weighted average number of common shares outstanding during the year. The diluted loss per share reflects the potential dilution of common share equivalents, such as the convertible notes payable and outstanding stock options, in the weighted average number of common shares outstanding during the year, if dilutive. For this purpose, the "if converted" method is used for the assumed conversion of the convertible notes payable at the beginning of the year. In addition, the "treasury stock method" is used for the assumed proceeds upon the exercise of stock options that are used to purchase common shares at the average market price during the year. Common share equivalents (Note 8) have been excluded from the computation of diluted earnings per share for the periods presented as including them would have been anti-dilutive.

3. MINERAL PROPERTIES

BHP Falcon System and Back-in Rights

BHP Minerals International Exploration Inc. ("BHP Minerals") has granted the Company the use of 40,000 line km per year of the BHP Falcon gradiometer system for a three-year period commencing August 11, 2003.

BHP Minerals holds the right to acquire 51% of any mineral property interest acquired by the Company over which an airborne geophysical survey using the Falcon System has been completed, if the property has an inferred resource which has been determined to have an in-ground value of at least U.S. $3.0 billion, by paying five times the Company's exploration expenditures on the property. BHP Minerals also has the right to increase its interest to 65% by arranging and paying for a bankable feasibility study and arranging all financing necessary to place a mine into commercial production.

(a) Canada

TW and IM Properties, Northwest Territories

On December 11, 2002, the Company entered an agreement with BHP Billiton Diamonds Inc. ('BHP') whereby the Company was granted an option to acquire a 100% interest in certain mineral exploration claims with an aggregate area of approximately 206,400 hectares located in the Northwest Territories, Canada. In order to exercise this option, the Company was required to complete an airborne geophysical survey over both the TW and IM properties and, upon completion of that survey, reimburse BHP all exploration expenditures incurred by them on the properties (for which the Company issued 349,610 common shares). All requirements of the option agreement have now been met and the Company has acquired a 100% ownership interest in these properties.

WO Property, Northwest Territories

On April 21, 2004, the Company entered an agreement with BHP whereby the Company was granted an option to acquire a 38.475% interest in certain mineral exploration claims located in the Lac de Gras region of the Northwest Territories, Canada. This option has been exercised with the payment of $300,000 and the issuance of 200,000 common shares and 100,000 common share purchase warrants to BHP. Each warrant entitled BHP to purchase one common share at a price of $1.50 before May 21, 2005.

The Company also has recently increased its interest in these claims to 54.47% by funding and completing a mini bulk sample on the claims. There is an overriding royalty interest of 1.3% of the appraised value of diamonds produced on these claims.

3. MINERAL PROPERTIES (Continued)

Pellatt Lake Property, Northwest Territories

On May 23, 2003, the Company entered an agreement whereby the Company was granted an option to acquire up to a 75% interest in certain mineral exploration claims with an aggregate area of approximately 15,500 acres located in the Mackenzie District of the Northwest Territories, Canada. In order to earn a 51% interest in the claims, the Company must complete an airborne Falcon™ survey (which has been completed). Completion of a bulk sample on a targeted project by May 23, 2007 and financing for commercial production on a targeted project will earn additional interests of 14% and 10% respectively. There is an overriding royalty interest of 1% of the appraised value of diamonds produced on these claims.

MacKay Lake Property, Northwest Territories

On February 20, 2004, the Company entered an agreement whereby the Company was granted an option to acquire up to a 50% interest in certain mineral exploration claims with an aggregate area of approximately 114,450 acres located at MacKay Lake in the Northwest Territories, Canada. In order to exercise this option, the Company must fund exploration expenditures of $200,000 (which has been completed, upon which the Company acquired a 25% interest) and fund 50% of the costs of an airborne geophysical survey. In addition, the Company has agreed to invest $200,000 in the purchase of 800,000 common shares and 800,000 common share purchase warrants of International Samuel Resources Ltd. (Note 4). There is a 4% gross overriding royalty and a 2% net smelter royalty payable on production from this property.

Nanuq and Nanuq South Properties, Nunavut

On July 16, 2004, the Company entered an agreement with Dunsmuir Ventures Ltd. ('Dunsmuir') (Note 14) whereby the Company was granted an option to acquire a 51% interest in certain mineral exploration claims with an aggregate area of approximately 1.4 million acres located in Nunavut, Canada. In order to exercise this option, the Company must complete a 7,000 line kilometer ('km') airborne geophysical survey by December 31, 2004 (which has been completed) and incur exploration expenditures of a minimum of $1 million during the two year period ending on July 16, 2006. To June 30, 2005, approximately $850,000 of this amount had been spent.

Dubawant Lake, Tulemalu Lake and Area 2 Properties, Nunavut

On October 13, 2004, the Company entered an agreement with BHP whereby the Company was granted an option to acquire up to a 100% interest in certain mineral exploration claims with an aggregate area of approximately 900,000 acres located in Nunavut, Canada. In order to exercise this option, the Company must incur exploration expenditures of a minimum of $1 million within one year from the date of this agreement and complete a 10,000 line km survey or equivalent exploration program prior to December 31, 2005.

3. MINERAL PROPERTIES (Continued)

(b) Peru

ICA Property

On April 18, 2003, the Company entered an agreement with BHP whereby it was granted an option to acquire a 100% interest in certain mineral exploration claims with an aggregate area of 91,200 hectares located in the Provinces of Ica and Arequipa, southern Peru. In order to exercise this option, the Company must i) reimburse all exploration expenditures incurred by BHP preceding the date of the agreement, ii) complete, prior to December 31, 2004, 5,000 metres of drilling on one or more target areas within the optioned property, and iii) complete, prior to June 30, 2005, an additional 5,000 metres of drilling on one or more target areas within the optioned property.

The Company has not completed the drilling requirements prior to December 31, 2004 and as of 29th June 2005 has been granted an extension of that deadline by BHP to end December 2005.

In the event a target area within the optioned property is identified as having an inferred resource, BHP has been granted a back-in right to reacquire a 51% interest in that target area by paying the Company 500% of all exploration expenditures on that target area, except that on the exercise of the first back-in right BHP will pay the Company 500% of all payments made by the Company to BHP for airborne surveys and property maintenance costs.

Venus Property

On June 21, 2004, the Company entered an agreement whereby it was granted an option to acquire a 60% interest in certain mineral exploration claims with an aggregate area of 5,425 hectares located in the Province of Chincha, in southern Peru. In order to exercise this option, the Company must i) make aggregate payments of US $1 million to the vendors of the property through accelerated annual payments commencing on the agreement date and ending on the third anniversary date, and, ii) incur exploration expenditures in aggregate of US $3 million during the three-year period following the agreement date. Payments and expenditures required during the first year of this agreement total US $700,000.

Drilling on this project during July 2005 failed to intersect any significant intervals of economic mineralization and the option agreement has subsequently been terminated and the property returned to the owners.

3. MINERAL PROPERTIES (Continued)

(c) ***Chile***

La Higuera Property

On June 19, 2004, the Company entered an agreement whereby it was granted an option to acquire a 100% interest in certain mineral exploration claims with an aggregate area of 1,005 hectares located in northern Chile near the town of La Higuera. In order to exercise this option, the Company must make aggregate payments of US $2.5 million to the vendors of the property through accelerated annual payments over a period of 42 months. To date, US $20,000 of this amount has been paid. Payments required during the forthcoming year of this agreement total US $50,000. In addition, a net smelter royalty ('NSR') of 1% will be granted to the vendors of this property on exercise of the option. This NSR can be purchased by the Company at a cost of US $1 million.

Gavilanes Property

On July 23, 2004, the Company entered an agreement whereby it was granted an option to acquire a 100% interest in certain mineral exploration claims with an aggregate area of 61 square km's located in northern Chile near the town of Chorros Bajos. In order to exercise this option, the Company must i) make aggregate payments of US $1 million to the vendors of the property through accelerated annual payments commencing on the agreement date and ending on the fourth anniversary date, and, ii) incur exploration expenditures in aggregate of US $2 million during the four-year period following the agreement date. Payments and expenditures required during the first year of this agreement total US $180,000. In addition, a net NSR of 1% will be granted to the vendors of this property on exercise of the option. This NSR can be purchased by the Company at a cost of US $1 million.

Drilling on this project during January and February 2005 failed to intersect any significant intervals of economic mineralization and the option agreement has subsequently been terminated and the property returned to the owners

Caracol Property

On October 26, 2004, the Company entered an agreement whereby it was granted an option to acquire a 100% interest in certain mineral exploration claims with an aggregate area of 5,100 hectares located in northern Chile near the town of Sierra Gorda. In order to exercise this option, the Company must make aggregate payments of US $1.51 million to the vendors of the property through accelerated annual payments over a period of 48 months. To date, US $50,000 of this amount has been paid. Payments required during the forthcoming year of this agreement total US $100,000. In addition, a NSR of 1.5% will be granted to the vendors of this property on exercise of the option. One half of this NSR (0.75%) can be purchased by the Company at a cost of US $1 million.

3. MINERAL PROPERTIES (Continued)

(c) Argentina

Samenta Property

The Company has an option to earn a 70% interest in certain mineral exploration claims with an aggregate area of 9,900 hectares located 270 km's west of the city of Salta. In order to exercise this option, the Company must make a cash payment to the vendor of US $10,000 and spend a total of US $2.5 million over five years on the property.

Altar Property

On April 20, 2005 the Company entered into an agreement whereby it was granted an option to acquire a 100% interest in certain mineral exploration claims with an aggregate area of 2,183 hectares located near the Argentina Chile border approximately 150 km's from the cities of Mendoza and San Juan. In order to exercise this option, the Company must make aggregate payments of US $1.8 million to the vendors of the property through accelerated annual payments over a period of 24 months as well as undertake a work commitment of US $350,000 to be expended by April 20, 2006. Exercise of the option under this agreement is subject to a 1% NSR royalty granted to the vendor. The agreement also requires that the Company assume the vendors two remaining option payments to the underlying owner totaling US $870,000 and also grant a 1% NSR royalty to the underlying owner. The Company has the right to purchase the 1% NSR royalty granted to the underlying owner at a cost of US $1 million. To June 30, 2005, US $170,000 of these amounts have been paid. Payments required during the forthcoming year of this agreement total US $50,000. In addition, the Company must issue common shares to the vendor with a total value of US $825,000 by April 20, 2007. A further US $800,000 is payable to the underlying owner by April 21, 2007.

4. INVESTMENT

	June 30, 2005 (Unaudited)			September 30, 2004		
	Equity Interest	Carrying Value	Quoted Market Value	Equity Interest	Carrying Value	Quoted Market Value
International Samuel Exploration Corp.	3%	$ 72,000	$ 72,000	3%	$ 120,000	$ 120,000

During the nine months ended June 30, 2005, the Company made an impairment provision of $48,000 (year ended September 30, 2004 - $80,000) against its' investment in International Samuel Exploration Corp. (formerly International Samuel Resources Ltd.) due to a significant and potentially permanent decline in the fair market value of this investment.

PEREGRINE DIAMONDS LTD.
Notes to the Consolidated Financial Statements
For the Nine Months Ended June 30, 2005
(Information as at June 30, 2005 and for the nine months then ended is unaudited)

5. OTHER CAPITAL ASSETS

	June 30, 2005			September 30,	
	(Unaudited)			2004	2003
	Cost	Accumulated Depreciation	Net Book Value	Net Book Value	Net Book Value
Office equipment, furniture and fixtures	$ 78,728	$ (25,037)	$ 53,692	$ 21,582	$ 249
Vehicles	58,021	(14,683)	43,338	24,374	-
	$ 136,749	$ (39,720)	$ 97,030	$ 45,956	$ 249

6. NOTE PAYABLE TO RELATED PARTY

In January 2003, the Company issued a demand convertible promissory grid note payable to the controlling shareholder of the Company. This note bears interest at a rate equal to the prime rate for commercial loans charged from time to time by a Canadian chartered bank and the outstanding principal plus accrued interest is convertible, at the lenders option, into common shares of the Company at a rate of $0.25 per share. Accrued and unpaid interest to September 30, 2004 totaled $5,699 (2003 - $2,365).

During the nine months ended June 30, 2005, the principal amount of this note of $250,000 was converted into 1 million common shares of the Company (Note 8). Accrued interest of $5,699 was reversed and credited to operations.

7. INCOME TAXES

The Company's future income tax assets and liabilities are as follows:

	June 30,	September 30,	
	2005	2004	2003
	(Unaudited)		
Future income tax assets			
Investments	$ 24,064	$ 15,040	$ -
Capital assets	12,364	4,736	-
Tax loss carry forwards	5,146,408	2,349,785	-
Total future income tax assets	5,182,836	2,369,561	-
Valuation allowance	(5,182,836)	(2,369,561)	-
Net Future income tax assets	$ -	$ -	$ -
Future income tax liabilities			
Expense renunciation on flow-through share proceeds	$ 1,203,280	$ 1,270,880	$ -

PEREGRINE DIAMONDS LTD.
Notes to the Consolidated Financial Statements
For the Nine Months Ended June 30, 2005
(Information as at June 30, 2005 and for the nine months then ended is unaudited)

7. INCOME TAXES (Continued)

A reconciliation of the provision for recovery of income taxes is as follows:

	Three Months Ended June 30,		Nine Months Ended June 30,		Year Ended Sept 30,	From Date of Incorporation Nov. 19, 2002 To Sept. 30,
	2005	2004	2005	2004	2004	2003
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)		
Loss before income taxes	$3,397,742	$1,733,903	$8,584,322	$3,857,424	$5,154,126	$ 1,658,879
Statutory tax rate	35.6%	37.6%	35.6%	37.6%	37.6%	37.6%
Recovery of income taxes based on combined Canadian and provincial statutory rates	$1,209,596	$ 651,948	$3,056,019	$1,450,391	$1,937,951	$ 623,739
Deduct:						
Effect of lower tax rates in foreign jurisdictions	(52,072)	(14,025)	(113,044)	(21,071)	(25,394)	-
Tax effect of current period's losses not recognized	(804,103)	(599,950)	(2,589,554)	(1,268,829)	(1,784,556)	(572,609)
Non-deductible expenses	(353,421)	(37,973)	(353,421)	(160,491)	(128,001)	(51,130)
Future income tax recovery	$ -	$ -	$ -	$ -	$ -	$ -

At June 30, 2005, the Company has unrecognized non-capital losses for income tax purposes of approximately $11.4 million that may be used to offset future taxable income.

8. SHARE CAPITAL

(a) The Company has issued the following common shares during the period from incorporation on November 19, 2002 to June 30, 2005:

	Number of Shares	Amount
Issued for cash	10,000,000	$ 100
Balance, September 30, 2003	10,000,000	100
Issued on conversion of special warrants, net of issue costs of $646,685 (Note 9)	19,443,982	15,721,190
Issued for property acquisitions	549,610	824,415
Issued for cash:		
Flow-through shares, net of issue costs of $211,371 and related future taxes of $1,270,880	1,690,000	1,897,750
Private placement	500,000	1,000,000
Balance, September 30, 2004	32,183,592	19,443,455
Issued on conversion of note payable (Note 6),	1,000,000	250,000
Issued for cash:		
Private placement, net of issue costs of $191,829	2,967,196	8,730,810
Balance, June 30, 2005	36,150,788	$ 28,424,265

(b) Share options are granted at an exercise price equal to the estimated value of the Company's common shares on the date of the grant.

The share options granted in 2003, 2004 and 2005 vest in three equal stages with the first stage vesting on the date of the grant and the remainder in two equal annual stages commencing on the first anniversary of the date of the grant. All options granted are exercisable until the fifth anniversary of the date on which the common shares of the Company begin trading on a stock exchange. The share options are exercisable at the prices described below.

A summary of the status of the Company's stock options outstanding as at June 30, 2005 and September 30, 2004 and 2003, and changes during the periods ended on those dates is presented below:

PEREGRINE DIAMONDS LTD.
Notes to the Consolidated Financial Statements
For the Nine Months Ended June 30, 2005
(Information as at June 30, 2005 and for the nine months then ended is unaudited)

8. SHARE CAPITAL (Continued)

	June 30, 2005 (Unaudited)		September 30, 2004		September 30, 2003	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding at beginning of period	5,860,000	$ 0.75	2,950,000	$ 0.50	-	$ -
Granted	2,400,000	1.50	2,910,000	1.00	2,950,000	0.50
Exercised	-	-	-	-	-	-
Forfeited	(220,000)	0.75	-	-	-	-
Outstanding at end of period	8,040,000	0.97	5,860,000	0.75	2,950,000	0.50
Options exercisable at end of period	4,975,213	0.90	2,936,680	0.75	983,333	0.50

Options Outstanding		Options Exercisable	
Number of Shares	Exercise Price	Number of Shares	Exercise Price
2,840,000	$ 0.50	1,894,280	$ 0.50
2,800,000	1.00	1,867,600	1.00
1,200,000	1.00	800,000	1.00
270,000	2.00	103,333	2.00
100,000	2.00	33,333	2.00
300,000	2.00	100,000	2.00
330,000	2.00	110,000	2.00
200,000	2.00	66,667	2.00
8,040,000		4,975,213	

Subsequent to June 30, 2005, the exercise price of each of the options in the above table was reduced by an amount of $0.08 pursuant to the reorganization of the Company on October 14, 2005 (Note 14 (a)).

8. SHARE CAPITAL (Continued)

(c) The weighted average grant-date fair value of the stock options granted during 2005, 2004 and 2003 was $0.34, $0.16 and $0.11, respectively. The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model, recognizing forfeitures as they occur, using the following weighted average assumptions:

	June 30,	September 30,	
	2005	2004	2003
	(Unaudited)		
Risk free interest rate	3.96%	4.26%	4.15%
Expected Volatility	14.85%	11.25%	11.19%
Expected years of option life	5 years	5 years	5 years
Expected dividends	$Nil	$Nil	$Nil

(d) As at June 30, 2005 the following warrants were outstanding:

571,000 warrants for the purchase of 571,000 common shares at $1.00 per share and an expiry date of one year from the date of an initial public offering.

75,625 warrants exercisable into 75,625 common shares with an exercise price of $2.00 per share exercisable until the earlier of August 17, 2007 and 12 months after the Company's shares are listed for trading on a public stock exchange.

230,000 warrants exercisable into 230,000 common shares with an exercise price of $3.00 per share exercisable until the earlier of December 31, 2006 and the day immediately preceding the first day of listing or quotation of the common shares of the Company on a stock market or exchange.

9. SPECIAL WARRANTS

During the period from incorporation, November 19, 2002 to March, 2004 the Company issued an aggregate of 19,993,592 special warrants for proceeds net of issue costs of $16,545,605. Each warrant was exercisable into one common share of the Company at no additional cost. These special warrants were converted into common shares on June 30, 2004.

10. OTHER RELATED PARTY TRANSACTIONS

The Company incurred the following expenses with a company related by way of officers in common, with a company with whom a director is associated and with a shareholder of the Company:

	Three Months Ended June 30,		Nine Months Ended June 30,		Year Ended Sept. 30,	From Date of Incorporation Nov. 19, 2002 To Sept. 30,
	2005	2004	2005	2004	2004	2003
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)		
Legal	$ 21,357	$ 55,506	$ 54,446	$ 90,861	$106,820	$ 86,407
Office and administration	620	5,266	1,312	7,286	7,697	1,101
Salaries and benefits	11,768	2,515	20,220	4,512	8,674	-
Interest expense	-	834	-	2,482	3,334	2,365
	$ 33,745	$ 64,121	$ 75,978	$105,141	$126,525	$ 89,873

As at June 30, 2005 and September 30, 2004 accounts receivable included $Nil and accounts payable included $31,296 and $70,895, respectively, which are due from/to companies related by way of director or officers in common. These amounts are unsecured and non-interest bearing.

11. CASH FLOW INFORMATION

(a) Net change in non-cash working capital items:

	Three Months Ended June 30,		Nine Months Ended June 30,		Year Ended Sept. 30,	From Date of Incorporation Nov. 19, 2002 To Sept. 30,
	2005	2004	2005	2004	2004	2003
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)		
Accounts receivable	$ (205,679)	$ (75,108)	$ (353,771)	$ (297,969)	$ (258,044)	$ (11,394)
Prepaid expense	(30,825)	-	(111,945)	-	(2,081)	-
Accounts payable and accrued liabilities	(814,892)	(101,151)	(663,342)	(270,200)	492,111	423,214
	$ (1,051,396)	$ (176,259)	$ (1,129,058)	$ (568,169)	$ 231,986	$ 411,820

PEREGRINE DIAMONDS LTD.
Notes to the Consolidated Financial Statements
For the Nine Months Ended June 30, 2005
(Information as at June 30, 2005 and for the nine months then ended is unaudited)

11. CASH FLOW INFORMATION (Continued)

(b) Supplementary information regarding other non-cash transactions:

	Three Months Ended June 30,		Nine Months Ended June 30,		Year Ended Sept. 30,	From Date of Incorporation Nov. 19, 2002 To Sept. 30,
	2005	2004	2005	2004	2004	2003
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)		
Investing Activities						
Mineral properties acquired on issue of Special Warrants	$ -	$ -	$ -	$ (824,415)	$ (824,415)	-
Financing Activities						
Conversion of note payable (Note 6)	(250,000)	-	(250,000)	-	-	-
Share capital issued on conversion of note payable (Note 6)	250,000	-	250,000	-	-	-
Special warrants issued on acquisition of Mineral properties	-	-		824,415	824,415	-

	Three Months Ended June 30,		Nine Months Ended June 30,		Year Ended Sept. 30,	From Date of Incorporation Nov. 19, 2002 To Sept. 30,
	2005	2004	2005	2004	2004	2003
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)		
Interest received	$ 24,689	$ 18,778	$ 77,813	$ 99,251	$ 118,444	$ 14,653
Interest paid	-	-	332	-	-	-

12. SEGMENT DISCLOSURES

(a) The Company operates in one industry segment (Note 1).

(b) Mineral properties at the end of the period:

	June 30, 2005 (Unaudited)	September 30, 2004	September 30, 2003
Canada	$ 2,349,959	$ 2,101,061	$ -
Peru	83,396	83,396	50,000
	$ 2,433,355	$ 2,184,457	$ 50,000

Exploration expenditures by geographical segments on the Company's mineral properties are included in the Consolidated Schedule of Exploration Expenditures.

(c) Other capital assets at the end of the period:

	June 30, 2005 (Unaudited)	September 30, 2004	September 30, 2003
Canada	$ 53,620	$ 21,484	$ 249
Peru	20,306	24,472	-
Chile	23,104	-	-
	$ 97,030	$ 45,956	$ 249

13. DISCLOSURES REGARDING FINANCIAL INSTRUMENTS

(a) Fair value of financial instruments

The Company's financial instruments include cash, accounts receivable, accounts payable and accrued liabilities and notes payable to related party, for which the carrying values approximate fair values.

(b) Foreign exchange risk

The Company incurs certain of its expenses in currencies other than the Canadian dollar. As such, the Company is subject to foreign exchange risk as a result of fluctuations in exchange rates.

(c) Interest rate risk

The Company is subject to interest rate cash flow risk on its notes payable since these liabilities bear interest at floating rates.

14. SUBSEQUENT EVENTS

The following events occurred or may occur after June 30, 2005:

(a) On October 14, 2005 the Company completed a corporate reorganization which:

i) transferred the Company's direct and indirect interests in potential metals-producing mineral properties and related assets and liabilities to a new company, Peregrine Metals Ltd., formed for this purpose, in exchange for 18,075,389 common shares of that new company,

ii) distributed the 18,075,389 common shares of the Peregrine Metals Ltd., assigned a value of $2,968,175, received on the transfer of the assets to the shareholders of the Company, as a reduction of the issued share capital of the Company, and

iii) issuing, as of the original issue dates, options to purchase 8,040,000 common shares of Peregrine Metals Ltd. at a weighted average exercise price of $0.32 per share and reducing the exercise price of the previously issued options to purchase the Company's common shares by $0.08 per share.

(b) On October 17, 2005 the Company issued options to purchase 1,100,000 common shares at an exercise price of $3 per share within five years after the listing of the Company's shares for trading on a stock exchange

(c) On November 18, 2005, the Company incorporated a subsidiary company, Peregrine Holdings Ltd. ("Subco"), and Subco will issue, through a private placement, up to 10,000,000 Special Warrants of Subco at a price of $5 per Subco Special Warrant for estimated net cash proceeds of $46,800,000. Each Subco Special Warrant will, immediately prior to the amalgamation (See 4 below), be exercised into one common share of Subco and one-half of a common share purchase warrant of Subco, each whole warrant entitling the holder to purchase one common share of Subco at $7 per share within 18 months of the amalgamation. Subco will, on closing of the private placement, issue Subco Agents' Special Warrants which will, immediately prior to the amalgamation, be exercised into Subco Agents' Warrants for the purchase of 600,000 common shares of Subco (assuming the completion of the private placement in full) at $5 per share within 18 months of the amalgamation.

(d) In January 2006 the Company intends to acquire all the outstanding shares of Dunsmuir Ventures Ltd. ("Dunsmuir") by undertaking the following transactions:

i) amalgamating Subco and Dunsmuir into one corporation under the name Peregrine Holdings Ltd ("Amalco");

ii) issuing 1,940,587 common shares for the 38,811,733 common shares of Dunsmuir outstanding as of November 30, 2005 on the basis of one Peregrine common share for twenty Dunsmuir common shares;

14. SUBSEQUENT EVENTS (continued)

iii) issuing up to 10,000,000 common shares for the common shares of Subco held by the Subco private placement subscribers (Note 3), on the basis of one Peregrine common share for one common share of Subco;

iv) exchanging the one common share of Subco held by the Company for one Amalco common share;

v) issuing 60,000 common shares and a warrant to purchase 150,000 common shares at $5 per share within 12 months of the date of the amalgamation as a corporate advisory fee, payable on completion of the amalgamation;

vi) exchanging all outstanding options, warrants and convertible debentures to acquire common shares of Dunsmuir for options, warrants and convertible debentures, as the case may be, to acquire common shares of the Company on the same basis as the issued and fully paid common shares of Dunsmuir;

vii) issuing up to 5,000,000 new Peregrine warrants in exchange for the Subco warrants, on a one-to-one basis, each new Peregrine warrant entitling the holder to purchase one common share of the Company at $7 per share within 18 months of the amalgamation; and

viii) issuing 600,000 Peregrine Agents' Warrants in exchange for the Subco Agents' Warrants, each Peregrine Agents' Warrant entitling the holder to purchase one common share of the Company at $5 per share within 18 months of the amalgamation.

PEREGRINE DIAMONDS LTD.
Consolidated Schedule of Exploration Expenditures

	Three Months Ended June 30,		Nine Months Ended June 30,		Year Ended September 30,	From Date of Incorporation Nov. 19, 2002 to Sept. 30,
	2005	2004	2005	2004	2004	2003
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)		(Restated Note 2(g))
Salaries & benefits	$ 17,182	$ 15,256	$ 75,747	$ 22,834	$ 34,636	$ -
Fuels	44,510	28,670	86,661	38,215	40,081	566
Personal Protective Gear	2,550	-	2,750	-	-	-
Maintenance Consumables	49,050	-	55,542	-	-	-
Maps Photos Reproductions	6,768	1,478	10,290	5,352	5,831	57
Sampling	347,393	152	359,649	3,024	3,334	210
Assaying	15	-	188,079	-	-	-
Camp Costs	277,375	52,985	1,176,211	88,449	88,449	498
Rental/Lease/Charter Costs	333,715	184,988	509,516	324,631	331,048	16,429
Bank charges, fees & licenses	82,751	4,719	288,455	8,561	22,900	-
Consultants: Geological	99,122	91,688	210,654	237,416	242,024	54,220
Geophysical	134,110	768,129	201,342	1,851,199	2,949,637	1,318,661
Logistics	6,103	1,727	40,321	107,596	117,159	-
Other	580,194	4,209	490,776	11,422	20,698	13,056
Drilling	728,141	209,721	2,226,760	242,027	242,123	-
Accounting/Audit	1,319	976	3,745	2,654	3,317	-
Legal	21,316	12,469	92,698	44,676	59,259	-
Office and administration	6,989	3,893	28,149	19,274	25,076	1,896
Travel	61,121	25,158	632,875	74,637	101,468	22,845
Communications	29,513	4,793	37,238	11,241	14,750	-
Depreciation	3,924	1,380	11,490	1,840	3,228	-
Foreign exchange	10,216	-	11,874	709	-	448
Taxes	1,841	411	3,576	1,351	-	-
Expense recovery	(22,435)	-	(62,593)	-	-	-
	$ 2,822,783	$ 1,412,802	$ 6,681,806	$ 3,097,108	$ 4,305,021	$ 1,428,886
Geographical Allocation:						
Northwest Territories, Canada	$ 2,304,015	$ 620,571	$ 5,574,521	$ 1,997,700	$ 2,624,183	$ 369,673
ICA Project, Peru	254,443	272,502	460,815	480,601	594,153	1,059,213
Chile	226,094	-	578,144	-	-	-
U.S.A.	-	508,986	-	565,620	1,006,620	-
Other	38,231	10,743	68,326	53,187	80,065	-
	$ 2,822,783	$ 1,412,802	$ 6,681,806	$ 3,097,108	$ 4,305,021	$ 1,428,886

SCHEDULE "G"

UNAUDITED PRO FORMA BALANCE SHEET OF PEREGRINE AS AT JUNE 30, 2005

COMPILATION REPORT ON PRO FORMA FINANCIAL STATEMENTS

To the Directors of Peregrine Diamonds Ltd.

We have read the accompanying unaudited pro forma consolidated balance sheet of Peregrine Diamonds Ltd. (the "Company") as at June 30, 2005 and unaudited pro forma consolidated statements of loss for the nine months ended June 30, 2005 and for the year ended September 30, 2004, and have performed the following procedures.

1. Compared the figures in the columns captioned " Peregrine Diamonds Ltd." and "Peregrine Metals Ltd." to the unaudited financial statements of the Company as at June 30, 2005 and for the nine months then ended, and the audited financial statements of the Company for the year ended September 30, 2004, respectively, and found them to be in agreement.
2. Compared the figures in the columns captioned "Dunsmuir Ventures Ltd." to the unaudited financial statements of Dunsmuir Ventures Ltd. as at September 30, 2005 and for the nine months then ended and the audited financial statements of Dunsmuir Ventures Ltd. for the year ended December 31, 2004, respectively, and found them to be in agreement.
3. Made enquiries of certain officials of the company who have responsibility for financial and accounting matters about:
   (a) the basis for determination of the pro forma adjustments; and
   (b) whether the pro forma financial statements comply as to form in all material respects with regulatory requirements.
   The officials:
   (a) described to us the basis for determination of the pro forma adjustments, and
   (b) stated that the pro forma statements comply as to form in all material respects with regulatory requirements.
4. Read the notes to the pro forma statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.
5. Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned " Peregrine Diamonds Ltd.", "Dunsmuir Ventures Ltd." and "Peregrine Metals Ltd." as at June 30, 2005 and for the nine months then ended, and for the year ended September 30, 2004, and found the amounts in the columns captioned "Pro forma consolidated" to be arithmetically correct.

A pro forma financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of readers of such statements.

"Hay & Watson"

Vancouver BC
December 7, 2005

PEREGRINE DIAMONDS LTD.

Pro forma Consolidated Balance Sheet
June 30, 2005
(Unaudited)

	Peregrine Diamonds Ltd. June 30, 2005	Dunsmuir Ventures Ltd. September 30, 2005	Peregrine Metals Ltd. June 30, 2005 (Note 2(a))	Pro Forma Adjustments	Notes	Pro Forma Consolidated
ASSETS						
CURRENT						
Cash	$ 11,931,075	$ 509,913	$ (333,009)	$ 46,800,000	2(c)	$ 58,907,979
Accounts receivable	619,575	387,323	(40,288)	(30,047)	2(i)	936,563
Prepaid expenses	114,026	20,662	-	-		134,688
	12,664,676	917,898	(373,297)	46,769,953		59,979,230
Mineral Properties	2,500,955	4,690,377	-	(4,093,161)	2(i)	3,098,171
Investment	72,000	-	-	-		72,000
Other Capital Assets	97,030	-	(43,410)	-		53,620
Reclamation Deposits	513,198	-	-	-		513,198
	$ 15,847,859	$ 5,608,275	$ (416,707)	$ 42,676,792		$ 63,716,219
LIABILITIES						
CURRENT						
Accounts payable	$ 331,520	$ 146,863	$ (286,618)	$ (30,047)	2(i)	$ 161,718
Future Income Tax Liability	1,203,280	-	-	356,000	2(i)	1,559,280
	1,534,800	146,863	(286,618)	325,953		1,720,998
SHAREHOLDERS' EQUITY						
Share capital	28,424,265	7,939,897	(2,968,175)	39,532,354	2(b,c)	72,928,341
Convertible debenture	-	340,000	-	-		340,000
Contributed surplus	1,286,121	563,870	(428,707)	(563,870)		857,414
Deficit	(15,397,327)	(3,382,355)	3,266,793	3,382,355		(12,130,534)
	14,313,059	5,461,412	(130,089)	42,350,839		61,995,221
	$ 15,847,859	$ 5,608,275	$ (416,707)	$ 42,676,792		$ 63,716,219

PEREGRINE DIAMONDS LTD.

Pro forma Consolidated Statement of Loss
Nine Months Ended June 30, 2005
(Unaudited)

	Peregrine Diamonds Ltd. Nine months ended June 30, 2005	Dunsmuir Ventures Ltd. Nine months ended September 30, 2005	Peregrine Metals Ltd. Nine months ended June 30, 2005 (Note 2(a))	Pro Forma Adjustments	Notes	Pro Forma Consolidated
EXPENSES						
Accounting and audit fees	$ 1,650	$ 26,284	$ -	$ -		$ 27,934
Consulting	6,255	87,500	-	-		93,755
Depreciation	14,725	-	-	-		14,725
Filing fees	39,874	18,382	-	-		58,256
Legal	56,840	25,784	-	-		82,624
Insurance	50,827	-	-	-		50,827
Investor relations	25,559	6,878	-	-		32,437
Office and administration	124,562	62,697	1,336	-		188,595
Salaries and benefits	609,352	132,431	(4,705)	-		737,078
Travel	61,885	-	-	-		61,885
Stock-based compensation	906,238	169,757	(302,079)	-		773,916
Exploration	6,681,806	-	(1,107,286)	58,322	2(i)	5,632,842
	8,579,573	529,713	(1,412,734)	58,322		7,754,874
OTHER (INCOME)/EXPENSES						
Interest income	(77,813)	(4,891)	-	-		(82,704)
Interest expense	332	-	-	-		332
Write-down investment	48,000	-	-			48,000
Mineral property write-off	-	55,876	-	(55,876)	2(i)	-
Other	(5,699)	(342,897)	-	356,000	2(i)	7,404
Foreign exchange	38,517	(593)	-	-		37,924
	3,337	(292,505)	-	300,124		10,956
NET LOSS FOR THE PERIOD	$ 8,582,910	$ 237,208	$ (1,412,734)	$ 358,446	2(i)	$ 7,765,830
BASIC AND DILUTED LOSS PER SHARE	$ 0.26	$ 0.01	$ (0.09)			$ 0.22
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	33,164,140	33,181,478	16,582,070			35,077,977

PEREGRINE DIAMONDS LTD.

Pro forma Consolidated Statement of Loss
Year Ended September 30, 2004
(Unaudited)

	Peregrine Diamonds Ltd. Year ended September 30, 2004	Dunsmuir Ventures Ltd. Year ended December 31, 2004	Peregrine Metals Ltd. Year ended September 30, 2004 (Note 2(a))	Pro Forma Adjustments	Notes	Pro Forma Consolidated
EXPENSES						
Accounting and audit fees	$ 20,000	$ 41,316	$ -	$ -		$ 61,316
Consulting	6,825	137,349	-	-		144,174
Depreciation	10,277	-	-	-		10,277
Filing fees	5,409	21,909	-	-		27,318
Legal	134,336	75,504	-	-		209,840
Insurance	40,169	-	-	-		40,169
Investor relations	4,450	168,548	-	-		172,998
Office and administration	73,244	102,049	-	-		175,293
Salaries and benefits	158,834	212,675	-	-		371,509
Travel	170,942	-	-	-		170,942
Stock-based compensation	306,476	74,193	(102,158)	-		278,511
Exploration	4,305,021	37,414	(331,092)	2,579,845	2(i)	6,591,188
	5,235,983	870,957	(433,250)	2,579,845		8,253,535
OTHER (INCOME)/EXPENSES						
Interest income	(118,444)	(41,111)	-	-		(159,555)
Interest expense	3,334	-	-	-		3,334
Write-down investment	80,000	-	-	-		80,000
Mineral property write-off	-	50,379		(50,379)	2(i)	-
Other	(700)	(78,194)	-	356,000	2(i)	277,106
Foreign exchange	(46,047)	6,994	-	-		(39,053)
	(81,857)	(61,932)	-	305,621		161,832
NET LOSS FOR THE PERIOD	$ 5,154,126	$ 809,025	$ (433,250)	$ 2,885,466	2(i)	$ 8,415,367
BASIC AND DILUTED LOSS PER SHARE	$ 0.26	$ 0.03	$ (0.03)			$ 0.29
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	28,635,182	28,708,869	16,582,070			28,635,182

1. BASIS OF PREPARATION

The accompanying unaudited pro forma consolidated financial statements of Peregrine Diamonds Ltd. ("Peregrine") as at June 30, 2005 and for the nine months then ended have been prepared by the management of Peregrine Diamonds Ltd. for inclusion in the management information circular of Dunsmuir Ventures Ltd. ("Dunsmuir") dated December 7, 2005, after giving effect to the transfer of Peregrine's direct and indirect interests in potential metals-producing mineral properties to Peregrine Metals Ltd. ("Metalco"), the incorporation of a wholly owned subsidiary company, Peregrine Holdings Ltd. ("Subco"), the issue of Special Warrants by Subco, the conversion of the Special Warrants of Subco into shares of Subco and warrants to purchase one half a share of Subco, the amalgamation of Subco and Dunsmuir into one corporation under the name Peregrine Holdings Ltd ("Amalco"), the issue and exchange of Peregrine common shares under the amalgamation for the common shares of Dunsmuir and Subco (based on an exchange ratio of one Peregrine common share for twenty Dunsmuir common shares and one Peregrine common share for one Subco common share, other than one common share of Subco held by Peregrine which will be exchanged for one common share of Amalco), the exchange of options, warrants and convertible debentures of Dunsmuir outstanding on the amalgamation for rights to acquire Peregrine common shares (equal to one Peregrine share right for twenty Dunsmuir share rights), the exchange of each whole Subco warrant for new Peregrine warrants (on the basis of one whole Subco warrant for one new Peregrine warrant) and related transactions, on the basis of the assumptions described in Note 2 below. The completion of these transactions is subject to the acceptance for listing on the TSX Venture Exchange of the common shares of Peregrine in substitution of the common shares of Dunsmuir.

The unaudited pro forma consolidated financial statements of Peregrine have been derived from the unaudited consolidated financial statements of Peregrine as at June 30, 2005 and for the nine months ended June 30, 2005 and the audited consolidated financial statements for the year ended September 30, 2004 and from the unaudited consolidated financial statements of Dunsmuir as at September 30, 2005 and for the nine months ended September 30, 2005 and the audited consolidated financial statements for the year ended December 31, 2004.

The unaudited pro forma consolidated financial statements of Peregrine should be read in conjunction with the foregoing financial statements, including the notes thereto.

The June 30, 2005 unaudited pro forma consolidated balance sheet has been prepared as if the transactions described in Note 2 had occurred on June 30, 2005 and represents the direct and indirect interests in potential diamond-producing and other properties and related assets and liabilities included in the June 30, 2005 unaudited consolidated balance sheet of Peregrine and the September 30, 2005 unaudited consolidated balance sheet of Dunsmuir.

The unaudited pro forma consolidated statement of loss and deficit for the nine months ended June 30, 2005 has been prepared as if the transactions described in Note 2 had occurred on October 1, 2004 and, for the deficit, since the commencement of Peregrine. The unaudited pro forma consolidated statement of loss and deficit for the year ended

PEREGRINE DIAMONDS LTD.

Notes to Pro Forma Consolidated Financial Statements
June 30, 2005
(Unaudited)

1. BASIS OF PREPARATION (continued)

September 30, 2004 has been prepared as if the transactions described in Note 2 had occurred on October 1, 2003 and, for the deficit, since the commencement of Peregrine.

The unaudited pro forma consolidated financial statements are not intended to reflect the results of operations or the financial position of Peregrine which would have actually resulted had the proposed transactions described in Note 2 and other pro forma adjustments occurred on October 1, 2004. Further, this unaudited pro forma financial information is not necessarily indicative of the results of operations or the financial position that may be attained in the future.

2. PRO FORMA ASSUMPTIONS

The unaudited pro forma consolidated financial statements incorporate the following pro forma assumptions:

(a) completion on October 14, 2005 of the transfer of Peregrine's direct and indirect interests in potential metals-producing mineral properties and related assets and liabilities in exchange for 18,075,389 common shares of Metalco, being all the then outstanding common shares of Metalco;

(b) distribution of all the common shares of Metalco, assigned a value of $2,968,175, received by Peregrine to the shareholders of Peregrine, on a pro-rata basis, as a return of capital;

(c) issue, through a private placement, of 10,000,000 Special Warrants of Subco at a price of $5 per Subco Special Warrant for estimated net cash proceeds of $46,800,000. Each Subco Special Warrant will, immediately prior to the amalgamation (Note 2(e)), be exercised into one common share of Subco and one–half of a common share purchase warrant of Subco, each whole warrant entitling the holder to purchase one common share of Subco at $7 per share within 18 months of the amalgamation;

(d) issue, on closing of the private placement, of Subco Agents' Special Warrants, which will, immediately prior to the amalgamation (Note 2(e)), be exercised into Subco Agents' Warrants, for the purchase of 600,000 common shares of Subco (assuming the completion of the private placement in full) at $5 per share within 18 months of the amalgamation;

(e) amalgamation of Subco and Dunsmuir into one corporation under the name Peregrine Holdings Ltd ("Amalco");

(f) issue of 1,913,837 common shares of Peregrine in exchange for the 38,276,733 common shares of Dunsmuir outstanding as of September 30, 2005 (1,940,587 common shares of Peregrine for 38,811.733 common shares of Dunsmuir outstanding as of November 30, 2005), on the basis of one Peregrine common share for twenty Dunsmuir common shares;

2. PRO FORMA ASSUMPTIONS (continued)

(g) issue of 10,000,000 common shares of Peregrine for the common shares of Subco held by the Subco private placement subscribers, on the basis of one Peregrine common share for one common share of Subco;

(h) exchange of one common share of Subco held by Peregrine for one Amalco common share;

(i) adjustments required to change the accounting principles used by Dunsmuir to those used by Peregrine;

(j) issue of 60,000 Peregrine common shares and a warrant to purchase 150,000 Peregrine common shares at $5 per share within 12 months of the date of the amalgamation as a corporate advisory fee payable on completion of the amalgamation;

(k) issue, on the original issue dates, of options to purchase 8,040,000 common shares of Metalco at a weighted average exercise price of $0.32 per share and a corresponding reduction of $0.08 per share of the exercise price of the previously issued options to purchase Peregrine common shares;

(l) exchange of all outstanding options, warrants and convertible debentures to acquire common shares of Dunsmuir for options, warrants and convertible debentures, as the case may be, to acquire common shares of Peregrine on the same basis as the issued and fully paid common shares of Dunsmuir;

(m) issue of 5,000,000 new Peregrine warrants in exchange for the Subco warrants, on a one-to-one basis, each new Peregrine warrant entitling the holder to purchase one common share of Peregrine at $7 per share within 18 months of the amalgamation;

(n) issue of 600,000 Peregrine Agents' Warrants in exchange for the Subco Agents' Warrants, each Peregrine Agents' Warrant entitling the holder to purchase one common share of Peregrine at $5 per share within 18 months of the amalgamation;

(o) issue, on October 17, 2005, of options to purchase 1,100,000 Peregrine common shares at an exercise price of $3 per share within five years after the listing of the Peregrine shares for trading on a stock exchange;

(p) approval of the transactions described in 2(e) and (l) above by the shareholders of Dunsmuir and Subco and appropriate regulatory authorities.

3. PRO FORMA SHARE CAPITAL

	Shares		Amount
Outstanding at June 30, 2005	36,150,788	$	28,424,265
Return of capital - Peregrine Metals Ltd.reorganization	-		(2,968,175)
Issue on amalgamation for Subco shares; issued by Subco for cash on private placement, net of issue costs of $3,200,000	10,000,000		46,800,000
Issue on amalgamation for Dunsmuir shares (September 30, 2005)	1,913,837		672,251
Issue for corporate advisory fee	60,000		-
Proforma outstanding at June 30, 2005	48,124,625	$	72,928,341

4. LOSS PER SHARE

For the purposes of the unaudited pro forma consolidated financial statements, the loss per share has been calculated using the weighted average number of shares which would have been outstanding during the nine months ended June 30, 2005 and the year ended September 30, 2004 after giving effect to the transactions described in Note 2 as if they occurred on, respectively, October 1, 2004 and October 1, 2003.

SCHEDULE "H"

AMALGAMATION RESOLUTION

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1. The amalgamation (the "Amalgamation") of Peregrine Holdings Ltd. ("Subco") and Dunsmuir Ventures Ltd. (the "Corporation") as provided for in and subject to the terms and conditions set forth in the amalgamation agreement (the "Amalgamation Agreement") dated as of November 18, 2005 among the Corporation, Peregrine Diamonds Ltd. ("Peregrine") and Subco (the "Amalgamation Agreement") is hereby approved and authorized with such restrictions or conditions as may be required by the TSX Venture Exchange (the "Exchange"), subject to the approval of the Exchange, all as more particularly described in the management proxy and information circular of the Corporation dated December 7, 2005 (the "Information Circular").

2. The Amalgamation Agreement, substantially in the form attached to the Circular as Schedule "D", be and is hereby approved and authorized.

3. Notwithstanding that this resolution has been passed (and the Amalgamation Agreement and the Amalgamation adopted) by the registered holders of Common Shares in the capital of the Corporation (the "Dunsmuir Shareholders"), the Board of Directors of the Corporation is hereby authorized and empowered without further notice to or approval of the Dunsmuir Shareholders (i) to amend the Amalgamation Agreement to the extent permitted by the Amalgamation Agreement, and (ii) subject to the terms and conditions of the Amalgamation Agreement, not to proceed with the Amalgamation.

4. Any director or officer of the Corporation be and is hereby authorized, instructed and empowered, acting for, in the name of and on behalf of the Corporation, to do or to cause to be done all such other acts and things that in the opinion of such director or officer of the Corporation may be necessary or desirable in order to fulfill the intent of this resolution and the matters authorized hereby.

CERTIFICATES

Certificate of Dunsmuir Ventures Ltd.

The foregoing constitutes full, true and plain disclosure of all material facts relating to the securities of Dunsmuir Ventures Ltd. assuming completion of the Amalgamation.

Dated: December 7, 2005

"Alan Carter"	*"Gordon Keep"*
ALAN CARTER President and Director (chief executive officer)	GORDON KEEP Director (as chief financial officer)

ON BEHALF OF THE BOARD OF DIRECTORS

"Clive Johnson"	*"Neil Woodyer"*
CLIVE JOHNSON Director	NEIL WOODYER Director

Certificate of Peregrine Diamonds Ltd.

The foregoing as it relates to Peregrine Diamonds Ltd. constitutes full, true and plain disclosure of all material facts relating to the securities of Peregrine Diamonds Ltd.

Dated: December 7, 2005

"Eric Friedland"	*"Alan Carter"*
ERIC FRIEDLAND Chairman, President, Chief Executive Officer and Director	ALAN CARTER Chief Operating Officer and Director

ON BEHALF OF THE BOARD OF DIRECTORS

"Richard Cohen	*"Bernard Poznanski"*
RICHARD COHEN Director	BERNARD POZNANSKI Director